As filed with the Securities and Exchange Commission on October 18, 2024
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

First Busey Corporation
(Exact name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	37-1078406 (I.R.S. Employer Identification No.)
100 W. University Ave.
Champaign, Illinois 61820
(217) 365-4500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Van A. Dukeman
Chairman and Chief Executive Officer
First Busey Corporation
100 W. University Ave.
Champaign, Illinois 61820
(217) 365-4500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark J. Menting Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Benjamin R. Clouse Chief Financial Officer CrossFirst Bankshares, Inc. 11440 Tomahawk Creek Parkway Leawood, Kansas 66211 (913) 901-4516	James J. Barresi Squire Patton Boggs (US) LLP 201 E. Fourth Street, Suite 1900 Cincinnati, Ohio 45202 (513) 361-1200

Approximate date of commencement of proposed sale of the securities to the public:   As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION — DATED OCTOBER 18, 2024

To the Stockholders of First Busey Corporation and CrossFirst Bankshares, Inc.
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

On behalf of the boards of directors of First Busey Corporation (“Busey”) and CrossFirst Bankshares, Inc. (“CrossFirst”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed acquisition of CrossFirst by Busey. We are requesting that you take certain actions as a holder of Busey common stock (a “Busey stockholder”) or as a holder of CrossFirst common stock (a “CrossFirst stockholder”).
On August 26, 2024, Busey and CrossFirst entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which Busey will, upon the terms and subject to the conditions set forth in the merger agreement, acquire CrossFirst in an all-stock transaction. The transaction is expected to create a premier full-service commercial bank serving clients from seventy seven (77) full-service locations across ten (10) states with combined total assets of approximately $20 billion, $17 billion in total deposits, $15 billion in total loans and $13 billion in wealth assets under care.
Under the merger agreement, CrossFirst will merge with and into Busey, with Busey as the surviving corporation in the merger (the “merger”). The merger agreement further provides that at a date and time following the merger as determined by Busey, CrossFirst Bank, a Kansas state-chartered bank and a wholly owned subsidiary of CrossFirst, will merge with and into Busey Bank, an Illinois state-chartered bank and a wholly owned subsidiary of Busey, with Busey Bank as the surviving bank (the “bank merger”). In addition, Busey Bank has applied to become a member bank of the Federal Reserve System.
At the effective time of the merger (the “effective time”), CrossFirst stockholders will receive 0.6675 of a share of Busey common stock for each share of CrossFirst common stock they own. Based on the closing price of Busey’s common stock on the Nasdaq Global Select Market (“Nasdaq”), on August 26, 2024, the last trading day before the public announcement of the merger, the exchange ratio represented approximately $18.28 in value for each share of CrossFirst common stock, representing a merger consideration of approximately $916.8 million on an aggregate basis.
In addition, each share of Series A Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, of CrossFirst (“CrossFirst preferred stock”) will be converted into the right to receive one (1) share of a newly created series of Busey preferred stock having rights, preferences, privileges, and powers as are not materially less favorable to the holders thereof than the CrossFirst preferred stock (the “new Busey preferred stock”), provided that at the election of Busey, Busey may cause the CrossFirst preferred stock to be converted in the merger at the effective time into the right to receive an amount of cash equal to the liquidation preference thereof, plus the amount of any accrued and unpaid dividends thereon through the effective time.
Busey stockholders will continue to own their existing shares of Busey common stock. The value of the Busey common stock at the time of the completion of the merger could be greater than, less than or the same as the value of Busey common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of Busey common stock (Nasdaq trading symbol “BUSE”) and CrossFirst common stock (Nasdaq trading symbol “CFB”).
We expect the merger will qualify as a reorganization for U.S. federal income tax purposes. Accordingly, holders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of CrossFirst common stock for Busey common stock or the exchange of CrossFirst preferred stock for new Busey preferred stock, as applicable, in the merger, except with respect to any cash received by CrossFirst stockholders in lieu of fractional shares of Busey common stock. However, if Busey elects to cause the CrossFirst preferred stock to be converted in the merger at the effective time into the right to receive an amount of cash equal to the liquidation preference thereof, plus the amount of any accrued and unpaid dividends thereon through the effective time, then a holder of CrossFirst preferred stock will recognize gain or loss on the exchange in an amount equal to the difference between the cash received and that holder’s tax basis in the shares of CrossFirst preferred stock exchanged therefor.
Based on the number of shares of CrossFirst common stock outstanding or reserved for issuance as of [      ], 2024, Busey expects to issue approximately [      ] million shares of Busey common stock to CrossFirst stockholders in the aggregate in the merger. We estimate that Busey stockholders will own approximately sixty-three and one-half percent (63.5%) and former CrossFirst stockholders will own approximately thirty-six and one-half percent (36.5%) of the common stock of Busey following the completion of the merger.
Busey and CrossFirst will each hold a special meeting of its respective stockholders in connection with the merger. At our respective special meetings, in addition to other business, Busey will ask its stockholders to approve the merger agreement and an amendment to Busey’s articles of incorporation to effect an increase of the number of authorized shares of Busey common stock, and CrossFirst will ask its stockholders to approve the merger agreement. Information about these meetings and the merger is contained in this document. We urge you to read this document carefully and in its entirety.
The special meeting of CrossFirst stockholders will be held virtually via the internet on [      ], 2024 at [      ] at [      ], Central Time. The special meeting of Busey stockholders will be held virtually via the internet on [      ], 2024 at [      ], Central Time.
Holders of CrossFirst preferred stock are not entitled to, and are not requested to, vote at the CrossFirst special meeting.

Each of our boards of directors unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective meetings. We strongly support this combination of our companies and join our boards in their recommendations.

This joint proxy statement/prospectus provides you with detailed information about the merger agreement and the merger. It also contains or references information about Busey and CrossFirst and certain related matters. You are encouraged to read this joint proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 30 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you. You can also obtain information about Busey and CrossFirst from documents that have been filed with the Securities and Exchange Commission that are incorporated into this joint proxy statement/prospectus by reference.
On behalf of the Busey and CrossFirst boards of directors, thank you for your prompt attention to this important matter.
Sincerely,
By: Name: Van A. Dukeman Title: Chairman and Chief Executive Officer First Busey Corporation	By: Name: Michael J. Maddox Title: President and Chief Executive Officer CrossFirst Bankshares, Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Busey or CrossFirst, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The accompanying joint proxy statement/prospectus is dated [      ], 2024, and is first being mailed to holders of Busey common stock and holders of CrossFirst common stock on or about [      ], 2024.

ADDITIONAL INFORMATION
The accompanying joint proxy statement/prospectus incorporates important business and financial information about Busey and CrossFirst from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the Securities and Exchange Commission website at http://www.sec.gov. You will also be able to obtain these documents free of charge from Busey by accessing Busey’s website at https://ir.busey.com/ or from CrossFirst by accessing CrossFirst’s website at https://investors.crossfirstbankshares.com/. You may also request these documents in writing, by email or by telephone, at the appropriate address below:
if you are a Busey stockholder: First Busey Corporation 100 W. University Ave. Champaign, Illinois 61820 Attention: Corporate Secretary (217) 365-4630	if you are a CrossFirst stockholder: CrossFirst Bankshares, Inc. 11440 Tomahawk Creek Parkway Leawood, Kansas 66211 Attention: Corporate Secretary (913) 901-4516 legal@crossfirst.com
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the applicable special meeting. This means that holders of Busey common stock requesting documents must do so by [      ], 2024, in order to receive them before the Busey special meeting, and holders of CrossFirst common stock requesting documents must do so by [      ], 2024, in order to receive them before the CrossFirst special meeting.
No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [      ], 2024, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this document to holders of Busey common stock or holders of CrossFirst common stock nor the issuance by Busey of shares of Busey common stock pursuant to the merger agreement will create any implication to the contrary.
The information on Busey’s and CrossFirst’s websites is not part of this document. References to Busey’s and CrossFirst’s websites in this document are intended to serve as textual references only.
This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, this document regarding Busey has been provided by Busey and information contained in, or incorporated by reference into, this document regarding CrossFirst has been provided by CrossFirst.
See “Where You Can Find More Information” beginning on page 177 of the accompanying joint proxy statement/prospectus for further information.

First Busey Corporation
100 W. University Ave.
Champaign, Illinois 61820
NOTICE OF SPECIAL MEETING OF BUSEY STOCKHOLDERS
To Busey Stockholders:
On August 26, 2024, First Busey Corporation (“Busey”) and CrossFirst Bankshares, Inc. (“CrossFirst”) entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of Busey common stock (the “Busey special meeting”) will be held on [      ], 2024 at [      ], Central Time. We are pleased to notify you of, and invite you to, the Busey special meeting, which will be held virtually via the internet.
At the Busey special meeting, holders of Busey common stock will be asked to vote on the following matters:
•
A proposal to approve the merger agreement and the issuance of Busey common stock to holders of CrossFirst common stock pursuant to the merger agreement (including for purposes of complying with Nasdaq Listing Rule 5635(a), which requires approval of the issuance of shares of Busey common stock in an amount that exceeds 20% of the currently outstanding shares of Busey common stock) (the “Busey merger proposal”).

•
A proposal to approve an amendment to the Busey articles of incorporation to increase the authorized number of shares of Busey common stock from 100,000,000 to 200,000,000 (the “Busey articles amendment proposal”).

•
A proposal to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to the named executive officers of Busey in connection with the transactions contemplated by the merger agreement (the “Busey compensation proposal”).

•
A proposal to adjourn the Busey special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Busey merger proposal, or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Busey common stock (the “Busey adjournment proposal”).

The Busey special meeting will be held in a virtual-only format conducted via live webcast. As more fully described in the “Questions & Answers” and “The Busey Special Meeting” sections of the accompanying joint proxy statement/prospectus, you are entitled to participate in the Busey special meeting if, as of the close of business on [  ], 2024 you held shares of Busey common stock registered in your name (a “record holder”), or if you held shares in “street name” through a bank, broker, trustee or other nominee (a “beneficial owner”). Both record holders and beneficial owners will be able to attend the Busey special meeting online, submit their questions and vote during the meeting by visiting [       ] and following the instructions. Please have your 16-digit control number, which can be found on your notice, proxy card or voting instruction form, to access the meeting. See the “Questions & Answers” section of the accompanying joint proxy statement/prospectus for more information, including technical support information for the virtual Busey special meeting.
The board of directors of Busey has fixed the close of business on [      ], 2024 as the record date for the Busey special meeting. Only holders of record of Busey common stock as of the close of business on the record date for the Busey special meeting are entitled to notice of the Busey special meeting or any adjournment or postponement thereof. Only holders of record of Busey common stock will be entitled to vote at the Busey special meeting or any adjournment or postponement thereof.
Busey has determined that holders of Busey common stock are not entitled to appraisal rights with respect to the proposed merger under Section 92A.390 of the Nevada Corporations Act.
The Busey board of directors unanimously recommends that holders of Busey common stock vote “FOR” the Busey merger proposal, “FOR” the Busey articles amendment proposal, “FOR” the Busey compensation proposal and “FOR” the Busey adjournment proposal.
Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of Busey common stock approve the Busey merger proposal. The affirmative vote of a majority of the voting power of the shares of Busey common stock entitled to vote on the Busey merger proposal is required to approve the Busey merger proposal. Whether or not you plan to attend the Busey special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.
By Order of the Board of Directors
Van A. Dukeman
Chairman and Chief Executive Officer
First Busey Corporation
[           ], 2024

CrossFirst Bankshares, Inc.
11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
NOTICE OF SPECIAL MEETING OF CROSSFIRST STOCKHOLDERS
To CrossFirst Stockholders:
On August 26, 2024, CrossFirst Bankshares, Inc., a Kansas corporation (“CrossFirst”), and First Busey Corporation, a Nevada corporation (“Busey”), entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of CrossFirst common stock (the “CrossFirst special meeting”) will be held on [      ], 2024 at [      ] [a.m./p.m.], Central Time. We are pleased to notify you of and invite you to the CrossFirst special meeting, which will be held virtually via the internet.
At the CrossFirst special meeting, holders of CrossFirst common stock will be asked to vote on the following matters:
•
A proposal to approve the merger agreement (the “CrossFirst merger proposal”);

•
A proposal to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to the named executive officers of CrossFirst in connection with the transactions contemplated by the merger agreement (the “CrossFirst compensation proposal”); and

•
A proposal to adjourn the CrossFirst special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the CrossFirst merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of CrossFirst common stock (the “CrossFirst adjournment proposal”).

The CrossFirst special meeting will be held in a virtual-only format conducted via live webcast. As more fully described in the “Questions & Answers” and “The CrossFirst Special Meeting” sections of the accompanying joint proxy statement/prospectus, you are entitled to participate in the CrossFirst special meeting if, as of the close of business on [   ], 2024 you held shares of CrossFirst common stock registered in your name (a “record holder”), or if you held shares in “street name” through a bank, broker, trustee or other nominee (a “beneficial owner”). Both record holders and beneficial owners will be able to attend the CrossFirst special meeting online, submit questions and vote during the meeting by visiting [       ] and following the instructions. Please have your 16-digit control number, which can be found on your notice, proxy card or voting instruction form, to access the meeting. See the “Questions & Answers” section of the accompanying joint proxy statement/prospectus for more information, including technical support information for the virtual CrossFirst special meeting.
The board of directors of CrossFirst has fixed the close of business on [      ], 2024 as the record date for the CrossFirst special meeting. Only holders of record of CrossFirst common stock as of the close of business on the record date for the CrossFirst special meeting are entitled to notice of the CrossFirst special meeting or any adjournment or postponement thereof. Only holders of record of CrossFirst common stock will be entitled to vote at the CrossFirst special meeting or any adjournment or postponement thereof.

CrossFirst has determined that holders of CrossFirst common stock are not entitled to appraisal rights with respect to the proposed merger under Section 17-6712(b)(1) of the Kansas General Corporation Code (the “KGCC”).
Pursuant to Section 17-6712 of the KGCC, notice is hereby given that, in connection with the transactions contemplated by the merger agreement and as further explained in the accompanying joint proxy statement/prospectus, holders of CrossFirst’s Series A Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, are entitled to appraisal rights under 17-6712 et. seq., a copy of which is attached as Annex F to this joint proxy statement/prospectus.
The CrossFirst board of directors unanimously recommends that holders of CrossFirst common stock vote “FOR” the CrossFirst merger proposal, “FOR” the CrossFirst compensation proposal and “FOR” the CrossFirst adjournment proposal.
Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of CrossFirst common stock approve the CrossFirst merger proposal. The CrossFirst merger proposal must be approved by the affirmative vote of the holders of a majority of the outstanding shares of CrossFirst common stock entitled to vote thereon. Whether or not you plan to attend the CrossFirst special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, or other nominee.
By Order of the Board of Directors
Rodney “Rod” K. Brenneman
Chairman of the Board
CrossFirst Bankshares, Inc.
[      ], 2024

i

ii

iii

QUESTIONS AND ANSWERS
The following are some questions that you may have about the merger and the Busey special meeting or the CrossFirst special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger, the Busey special meeting or the CrossFirst special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 177.
In this joint proxy statement/prospectus, unless the context otherwise requires:
•
“Busey” refers to First Busey Corporation, a Nevada corporation;

•
“Busey articles” refers to the amended and restated articles of incorporation of Busey;

•
“Busey Bank” refers to Busey Bank, an Illinois state-chartered bank and a wholly owned subsidiary of Busey;

•
“Busey board of directors” refers to the board of directors of Busey;

•
“Busey bylaws” refers to the second amended and restated bylaws of Busey;

•
“Busey common stock” refers to the common stock of Busey, par value $0.001 per share;

•
“Busey special meeting” refers to the special meeting of Busey stockholders to be held on [      ], 2024 to consider and vote on the Busey merger proposal, the Busey articles amendment proposal, the Busey compensation proposal and the Busey adjournment proposal;

•
“Busey stockholders” refers to holders of shares of Busey common stock both prior to and following the completion of the merger;

•
“CrossFirst” refers to CrossFirst Bankshares, Inc., a Kansas corporation;

•
“CrossFirst articles” refers to the articles of incorporation of CrossFirst;

•
“CrossFirst Bank” refers to CrossFirst Bank, a Kansas state-chartered bank and a wholly owned subsidiary of CrossFirst;

•
“CrossFirst board of directors” refers to the board of directors of CrossFirst;

•
“CrossFirst bylaws” refers to the amended and restated bylaws of CrossFirst;

•
“CrossFirst common stock” refers to the common stock of CrossFirst, par value $0.01 per share;

•
“CrossFirst preferred stock” refers to the Series A non-cumulative perpetual preferred stock, par value $0.01 per share, of CrossFirst;

•
“CrossFirst special meeting” refers to the special meeting of CrossFirst stockholders to be held on [      ], 2024 to consider and vote on the CrossFirst merger proposal, the CrossFirst compensation proposal and the CrossFirst adjournment proposal; and

•
“CrossFirst stockholders” refers to holders of shares of CrossFirst common stock.

Q:
Why am I receiving this joint proxy statement/prospectus?

A:
You are receiving this joint proxy statement/prospectus because Busey and CrossFirst have entered into an Agreement and Plan of Merger, dated August 26, 2024 (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which CrossFirst will merge with and into Busey, with Busey as the surviving corporation (the “merger”). At a date and time following the merger as determined by Busey, CrossFirst Bank will merge with and into Busey Bank, with Busey Bank as the surviving bank (the “bank merger”). A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. In this joint proxy statement/prospectus, we refer to the closing of the merger as the “closing” and the date on which the closing occurs as the “closing date.”

In order to complete the merger, among other things:
•
Busey stockholders must approve the merger agreement and the issuance of Busey common stock to holders of CrossFirst common stock pursuant to the merger agreement (including for purposes of complying with Nasdaq Listing Rule 5635(a), which requires approval of the issuance of shares of Busey common stock in an amount that exceeds 20% of the currently outstanding shares of Busey common stock) (the “Busey merger proposal”); and

•
CrossFirst stockholders must approve the merger agreement (the “CrossFirst merger proposal”).

Busey is holding the Busey special meeting to obtain approval of the Busey merger proposal.
In addition, Busey stockholders will be asked to approve (i) an amendment to the Busey articles to increase the number of authorized shares of Busey common stock from 100,000,000 to 200,000,000 (the “Busey articles amendment proposal”), (ii) on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to the named executive officers of Busey in connection with the transactions contemplated by the merger agreement (the “Busey compensation proposal”) and (iii) a proposal to adjourn the Busey special meeting to solicit additional proxies (a) if there are insufficient votes at the time of the Busey special meeting to approve the Busey merger proposal or (b) if adjournment is necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Busey stockholders (the “Busey adjournment proposal”).
CrossFirst is holding the CrossFirst special meeting to obtain approval of the CrossFirst merger proposal.
In addition, CrossFirst stockholders will be asked to approve (i) on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to the named executive officers of CrossFirst in connection with the transactions contemplated by the merger agreement (the “CrossFirst compensation proposal”) and (ii) to approve a proposal to adjourn the CrossFirst special meeting to solicit additional proxies (a) if there are insufficient votes at the time of the CrossFirst special meeting to approve the CrossFirst merger proposal or (b) if adjournment is necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to CrossFirst stockholders (the “CrossFirst adjournment proposal”).
Holders of shares of CrossFirst preferred stock are not entitled to, and are not requested to, vote at the CrossFirst special meeting. Holders of shares of CrossFirst preferred stock who comply with the applicable requirements of Section 17-6712 et seq. of the Kansas General Corporation Code (the “KGCC”) will have the right to seek appraisal of the fair value of such shares. For more information, see the section entitled “The Merger — Appraisal or Dissenters’ Rights in the Merger” beginning on page 113. A copy of KGCC § 17-6712 et seq. is attached as Annex F to this joint proxy statement/prospectus.
This document is also a prospectus that is being delivered to CrossFirst stockholders because, pursuant to the merger agreement, Busey is offering shares of Busey common stock to CrossFirst stockholders.
This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the Busey and CrossFirst special meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Even if you plan to attend your respective company’s special meeting, Busey and CrossFirst encourage you to vote your shares in advance. Voting in advance of your respective meeting does not prevent you from voting your shares during your respective meeting because you may subsequently revoke your proxy. Your vote is important and we encourage you to submit your proxy as soon as possible.
Q:
What will happen in the merger?

A:
In the merger, CrossFirst will merge with and into Busey, with Busey as the surviving corporation. In the bank merger, which will occur at a date and time following the merger as determined by Busey, CrossFirst Bank will merge with and into Busey Bank, with Busey Bank as the surviving bank.

Each share of CrossFirst common stock issued and outstanding immediately prior to the effective time of the merger (the “effective time”), except for shares of CrossFirst common stock owned by CrossFirst as treasury stock or owned by CrossFirst or Busey (in each case, other than shares of CrossFirst common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, by CrossFirst or Busey in respect of debts previously contracted) will be converted into the right to receive 0.6675 of a share (the “exchange ratio”) of Busey common stock (the “merger consideration”).
Each share of CrossFirst preferred stock will be converted into the right to receive one (1) share of a newly created series of Busey preferred stock having rights, preferences, privileges, and powers as are not materially less favorable to the holders thereof than the CrossFirst preferred stock (the “new Busey preferred stock”), provided that at the election of Busey, Busey may cause the CrossFirst preferred stock to be converted in the merger at the effective time into the right to receive an amount of cash equal to the liquidation preference thereof, plus the amount of any accrued and unpaid dividends thereon through the effective time.
After the effective time, (i) CrossFirst will no longer be a public company and will cease to exist, (ii) CrossFirst common stock will be delisted from Nasdaq and will cease to be publicly traded and (iii) CrossFirst common stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). After the completion of the merger, Busey stockholders will continue to own their existing shares of Busey common stock. See the information provided in the section entitled “The Merger Agreement — Structure of the Merger” beginning on page 117 and the merger agreement for more information about the merger.
Q:
When and where will each of the special meetings take place?

A:
The Busey special meeting will be held virtually via the internet on [      ], 2024, at [      ], Central Time.

The CrossFirst special meeting will be held virtually via the internet on [      ], 2024, at [      ], Central Time.
Even if you plan to attend your respective company’s special meeting, Busey and CrossFirst recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting.
Q:
What matters will be considered at each of the special meetings?

A:
At the Busey special meeting, Busey stockholders will be asked to consider and vote on the following proposals:

•
Busey Proposal 1: The Busey merger proposal;

•
Busey Proposal 2: The Busey articles amendment proposal;

•
Busey Proposal 3: The Busey compensation proposal; and

•
Busey Proposal 4: The Busey adjournment proposal.

At the CrossFirst special meeting, CrossFirst stockholders will be asked to consider and vote on the following proposals:
•
CrossFirst Proposal 1: The CrossFirst merger proposal;

•
CrossFirst Proposal 2: The CrossFirst compensation proposal; and

•
CrossFirst Proposal 3: The CrossFirst adjournment proposal.

In order to complete the merger, among other things, Busey stockholders must approve the Busey merger proposal and CrossFirst stockholders must approve the CrossFirst merger proposal. None of the approvals of the Busey articles amendment proposal, the Busey compensation proposal, the Busey adjournment proposal, the CrossFirst compensation proposal or the CrossFirst adjournment proposal is a condition to the obligations of Busey or CrossFirst to complete the merger.
Q:
What will CrossFirst stockholders receive in the merger?

A:
In the merger, CrossFirst stockholders will receive 0.6675 of a share of Busey common stock for each share of CrossFirst common stock held immediately prior to the completion of the merger. Busey will not issue any fractional shares of Busey common stock in the merger. CrossFirst stockholders who would otherwise be entitled to a fractional share of Busey common stock in the merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average closing sale price per share of Busey common stock on Nasdaq as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the closing date (the “Busey closing share value”) by the fraction of a share (after taking into account all shares of CrossFirst common stock held by such holder immediately prior to the effective time and rounded to the nearest thousandth when expressed in decimal form) of Busey common stock that such stockholder would otherwise be entitled to receive.

Q:
What will holders of CrossFirst preferred stock receive in the merger?

A:
In the merger, each share of CrossFirst preferred stock will be converted into the right to receive one (1) share of new Busey preferred stock, provided that at the election of Busey, Busey may cause the CrossFirst preferred stock to be converted in the merger at the effective time into the right to receive an amount of cash equal to the liquidation preference thereof, plus the amount of any accrued and unpaid dividends thereon through the effective time.

Q:
What will Busey stockholders receive in the merger?

A:
In the merger, Busey stockholders will not receive any consideration, and their shares of Busey common stock will remain outstanding and will constitute shares of Busey following the merger. Following the merger, shares of Busey common stock will continue to be traded on Nasdaq.

Q:
Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:
Yes. Although the number of shares of Busey common stock that CrossFirst stockholders will receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for Busey common stock. Any fluctuation in the market price of Busey common stock will change the value of the shares of Busey common stock that CrossFirst stockholders will receive. Neither Busey nor CrossFirst is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Busey common stock or CrossFirst common stock.

Q:
How will the merger affect Busey equity awards?

A:
The merger agreement provides that, except as otherwise provided, Busey equity awards will generally remain outstanding and subject to the same terms and conditions as applied immediately prior to the effective time. Each outstanding Busey performance-based restricted stock unit award will be deemed earned with the achievement of the applicable performance goals based on actual performance through the latest practicable date prior to the effective time and will otherwise remain subject to the same terms and conditions (including service-based vesting terms) as applied to the Busey performance-based restricted stock unit award immediately prior to the effective time. Each outstanding Busey time-based restricted stock unit award will vest in equal annual installments over three (3) years following the effective time; provided that if any Busey time-based restricted stock unit award would otherwise vest by its terms on an earlier date, any then-unvested portion shall vest on such original vesting date. Each Busey equity award will be subject to double-trigger vesting upon a termination without cause within twelve (12) months following the effective time.

Q:
How will the merger affect CrossFirst equity awards?

A:
The merger agreement provides that, except as otherwise agreed between CrossFirst and Busey, at the effective time, each outstanding CrossFirst restricted stock award held by a CrossFirst non-employee director and each deferred share of CrossFirst common stock that is credited to a director participant’s account under the CrossFirst 2018 Directors’ Deferred Fee Plan will be converted into the right to receive shares of Busey common stock based on the exchange ratio. Any CrossFirst restricted stock award that is not held by a CrossFirst non-employee director will be converted into a restricted stock award in respect of Busey common stock based on the exchange ratio, subject to the same terms and conditions as were applicable to the CrossFirst restricted stock award prior to the effective time.

The merger agreement also provides that, except as otherwise agreed between CrossFirst and Busey, at the effective time, each outstanding CrossFirst time-based restricted stock unit award will be converted into a restricted stock unit in respect of Busey common stock based on the exchange ratio, subject to the same terms and conditions as were applicable to the CrossFirst restricted stock unit award prior to the effective time, and each performance-based restricted stock unit award will be converted into a time-based restricted stock unit award in respect of Busey common stock based on the exchange ratio, subject to the same terms and conditions as were applicable to the CrossFirst performance-based restricted stock unit award prior to the effective time, assuming the achievement of the applicable performance goals at (i) target performance if the closing of the merger occurs in the first half of the relevant performance period or (ii) actual performance if the closing of the merger occurs in the second half of the relevant performance period.
Each outstanding CrossFirst stock-settled stock appreciation right will be converted into a stock appreciation right in respect of Busey common stock based on the exchange ratio, subject to the same terms and conditions as were applicable to the CrossFirst stock-settled stock appreciation right prior to the effective time.
Q:
How will the merger affect CrossFirst’s 401(k) plan?

A:
The merger agreement provides that if requested by Busey in writing at least fifteen (15) business days prior to the effective time, CrossFirst will cause CrossFirst’s 401(k) plan to be terminated effective as of the day immediately prior to the effective time and contingent upon the occurrence of the closing. If Busey requests that CrossFirst’s 401(k) plan be terminated, (i) CrossFirst will provide Busey with evidence that such plan has been terminated (the form and substance of which will be subject to reasonable review and comment by Busey) not later than two (2) business days immediately preceding the effective time, and (ii) any continuing employees will be eligible to participate, effective as of the effective time or as soon as administratively practicable thereafter, in a 401(k) plan sponsored or maintained by Busey or one of its subsidiaries. Busey and CrossFirst will take any and all actions as may be required, including amendments to CrossFirst’s 401(k) plan and/or Busey’s 401(k) plan, to permit the continuing employees to make rollover contributions to Busey’s 401(k) plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Internal Revenue Code of 1986, as amended (the “Code”)) from CrossFirst’s 401(k) plan in the form of cash, notes (in the case of loans) or a combination thereof.

Q:
How does the Busey board of directors recommend that I vote at the Busey special meeting?

A:
The Busey board of directors unanimously recommends that you vote “FOR” the Busey merger proposal, “FOR” the Busey articles amendment proposal, “FOR” the Busey compensation proposal and “FOR” the Busey adjournment proposal.

In considering the recommendations of the Busey board of directors, Busey stockholders should be aware that Busey directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Busey stockholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger — Interests of Certain Busey Directors and Executive Officers in the Merger” beginning on page 103.

Q:
How does the CrossFirst board of directors recommend that I vote at the CrossFirst special meeting?

A:
The CrossFirst board of directors unanimously recommends that you vote “FOR” the CrossFirst merger proposal, “FOR” the CrossFirst compensation proposal and “FOR” the CrossFirst adjournment proposal.

In considering the recommendations of the CrossFirst board of directors, CrossFirst stockholders should be aware that CrossFirst directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of CrossFirst stockholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger — Interests of Certain CrossFirst Directors and Executive Officers in the Merger” beginning on page 97.
Q:
Who is entitled to vote at the Busey special meeting?

A:
The record date for the Busey special meeting is [      ], 2024. All Busey stockholders who held shares at the close of business on the record date for the Busey special meeting are entitled to receive notice of, and to vote at, the Busey special meeting.

Each Busey stockholder is entitled to cast one (1) vote on each matter properly brought before the Busey special meeting for each share of Busey common stock that such holder owned of record as of the record date. As of [      ], 2024, there were [   ] outstanding shares of Busey common stock.
Attendance at the special meeting is not required to vote. See below and the section entitled “The Busey Special Meeting — Proxies” beginning on page 40 for instructions on how to vote your shares of Busey common stock without attending the Busey special meeting.
Q:
Who is entitled to vote at the CrossFirst special meeting?

A:
The record date for the CrossFirst special meeting is [      ], 2024. All CrossFirst stockholders who held shares of CrossFirst common stock at the close of business on the record date for the CrossFirst special meeting are entitled to receive notice of, and vote at, the CrossFirst special meeting.

Each holder of CrossFirst common stock is entitled to cast one (1) vote on each matter properly brought before the CrossFirst special meeting for each share of CrossFirst common stock that such holder owned of record as of the record date. As of [      ], 2024, there were [      ] outstanding shares of CrossFirst common stock.
Attendance at the special meeting is not required to vote. See below and the section entitled “The CrossFirst Special Meeting — Proxies” beginning on page 49 for instructions on how to vote your shares of CrossFirst common stock without attending the CrossFirst special meeting.
Q:
What actions do I need to take if I own CrossFirst preferred stock?

A:
If you are a holder of CrossFirst preferred stock, no action will be required of you. Holders of shares of CrossFirst preferred stock are not entitled to, and are not requested to, vote at the CrossFirst special meeting. In the merger, each share of CrossFirst preferred stock will be converted into the right to receive one (1) share of new Busey preferred stock, provided that at the election of Busey, Busey may cause the CrossFirst preferred stock to be converted in the merger at the effective time into the right to receive an amount of cash equal to the liquidation preference thereof, plus the amount of any accrued and unpaid dividends thereon through the effective time.

For more information, see the section entitled “Description of New Busey Preferred Stock” beginning on page 153.
Q:
What constitutes a quorum for the Busey special meeting?

A:
A majority of the outstanding shares of Busey common stock that are entitled to vote as of the record date must be present at the Busey special meeting, either by attendance virtually via the Busey special meeting website or by proxy, in order to hold the Busey special meeting and conduct business. Shares are counted as present at the meeting if the stockholder either: is present via the Busey special meeting website or has properly submitted a signed proxy card or other form of proxy. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum but a broker non-vote or other failure to vote will not be included.
Q:
What constitutes a quorum for the CrossFirst special meeting?

A:
The presence at the CrossFirst special meeting, either by attendance virtually via the CrossFirst special meeting website or by proxy, of holders of a majority of the shares of CrossFirst common stock entitled to vote at the CrossFirst special meeting will constitute a quorum for the transaction of business at the CrossFirst special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum but a broker non-vote or other failure to vote will not be included.

Q:
What vote is required for the approval of each proposal at the Busey special meeting?

A:
Busey Proposal 1: Busey merger proposal.   Approval of the Busey merger proposal requires the affirmative vote of a majority of the voting power of the outstanding shares of Busey common stock entitled to vote on the Busey merger proposal. If a Busey stockholder is present at the Busey special meeting and abstains from voting, responds by proxy with an “ABSTAIN,” fails to submit a proxy or vote at the Busey special meeting or fails to instruct his, her or its bank, broker, trustee or other nominee how to vote with respect to the Busey merger proposal, it will have the same effect as a vote “AGAINST” the Busey merger proposal.

Busey Proposal 2: Busey articles amendment proposal.   Approval of the Busey articles amendment proposal requires the affirmative vote of a majority of the voting power of the outstanding shares of Busey common stock entitled to vote on the Busey articles amendment proposal. If a Busey stockholder is present at the Busey special meeting and abstains from voting, responds by proxy with an “ABSTAIN,” fails to submit a proxy or vote at the Busey special meeting or fails to instruct his, her or its bank, broker, trustee or other nominee how to vote with respect to the Busey articles amendment proposal, it will have the same effect as a vote “AGAINST” the Busey articles amendment proposal.
Busey Proposal 3: Busey compensation proposal.   Approval, on an advisory (non-binding) basis, of the Busey compensation proposal requires the affirmative vote of a majority of the voting power of the shares present virtually or represented by proxy at the Busey special meeting and entitled to vote on the Busey compensation proposal. If a Busey stockholder is present at the Busey special meeting and abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote cast “AGAINST” the Busey compensation proposal. If a Busey stockholder is not present at the Busey special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the Busey compensation proposal.
Busey Proposal 4: Busey adjournment proposal.   Approval of the Busey adjournment proposal requires the affirmative vote of a majority of the voting power of the shares present virtually or represented by proxy at the Busey special meeting and entitled to vote on the Busey adjournment proposal, whether or not a quorum is present. If a Busey stockholder is present at the Busey special meeting and abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote cast “AGAINST” the Busey adjournment proposal. If a Busey stockholder is not present at the Busey special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the Busey adjournment proposal.
Q:
What vote is required for the approval of each proposal at the CrossFirst special meeting?

A:
CrossFirst Proposal 1: CrossFirst merger proposal.   Approval of the CrossFirst merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of CrossFirst common stock entitled to vote on the CrossFirst merger proposal. If a CrossFirst stockholder is present at the CrossFirst special meeting and abstains from voting, responds by proxy with an “ABSTAIN,” fails to submit a proxy or vote at the CrossFirst special meeting or fails to instruct his, her or its bank, broker, trustee or other nominee how to vote with respect to the CrossFirst merger proposal, it will have the same effect as a vote “AGAINST” the CrossFirst merger proposal.
CrossFirst Proposal 2: CrossFirst compensation proposal.   Approval, on an advisory (non-binding) basis, of the CrossFirst compensation proposal requires the affirmative vote of a majority of the votes properly cast for or against the CrossFirst compensation proposal at the CrossFirst special meeting. If a CrossFirst stockholder is present at the CrossFirst special meeting and abstains from voting, or responds by proxy with an “ABSTAIN,” is not present at the CrossFirst special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on such proposal.
CrossFirst Proposal 3: CrossFirst adjournment proposal.   If a quorum is present at the CrossFirst special meeting, (i) approval of the CrossFirst adjournment proposal requires the affirmative vote of a majority of the votes properly cast for or against the CrossFirst adjournment proposal, and (ii) if a CrossFirst stockholder is present at the CrossFirst special meeting and abstains from voting, or responds by proxy with an “ABSTAIN,” is not present at the CrossFirst special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of the CrossFirst adjournment proposal. In the absence of a quorum at the CrossFirst special meeting, (i) approval of the CrossFirst adjournment proposal requires the affirmative vote of a majority of the shares of CrossFirst common stock entitled to vote on the CrossFirst adjournment proposal present virtually or by proxy at the CrossFirst special meeting, (ii) if a CrossFirst stockholder is present at the CrossFirst special meeting and abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote cast “AGAINST” the CrossFirst adjournment proposal, and (iii) if a CrossFirst stockholder is not present at the CrossFirst special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the CrossFirst adjournment proposal.
Q:
Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, merger-related compensation arrangements for the Busey named executive officers (i.e., the Busey compensation proposal)?

A:
Under U.S. Securities and Exchange Commission (“SEC”) rules, Busey is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Busey’s named executive officers that is based on or otherwise relates to the merger, or “golden parachute” compensation.

Q:
Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, merger-related compensation arrangements for the CrossFirst named executive officers (i.e., the CrossFirst compensation proposal)?

A:
CrossFirst is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, CrossFirst is eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies. These include but are not limited to the requirement to obtain stockholder approval for any golden parachute payments not previously approved. Notwithstanding the foregoing, CrossFirst has elected to voluntarily provide its stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to CrossFirst’s named executive officers that is based on or otherwise relates to the merger, or “golden parachute” compensation.

Q:
What happens if Busey or CrossFirst stockholders do not approve, by non-binding, advisory vote, merger-related compensation arrangements for Busey or CrossFirst named executive officers (i.e., the Busey compensation proposal or the CrossFirst compensation proposal)?

A:
The vote on the proposal to approve the merger-related compensation arrangements for each of Busey and CrossFirst’s named executive officers is separate and apart from the votes to approve the other proposals being presented at the Busey and CrossFirst special meetings. Because the votes on the proposals to approve the merger-related executive compensation is advisory in nature only, such votes will not be binding upon CrossFirst or Busey before or following the merger. Accordingly, the merger-related compensation will be paid to Busey’s and CrossFirst’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and other contractual arrangements even if Busey or CrossFirst stockholders do not approve the proposals to approve their respective merger-related executive compensation.
Q:
What if I hold shares in both Busey and CrossFirst?

A:
If you hold shares of both Busey common stock and CrossFirst common stock, you will receive separate packages of proxy materials. A vote cast as a Busey stockholder will not count as a vote cast as a CrossFirst stockholder, and a vote cast as a CrossFirst stockholder will not count as a vote cast as a Busey stockholder. Therefore, please submit separate proxies for your shares of Busey common stock and your shares of CrossFirst common stock.

Q:
How can I attend, vote and submit questions at the Busey special meeting or the CrossFirst special meeting?

A:
Record Holders.   If you hold shares directly in your name as the holder of record of Busey or CrossFirst common stock, you are a “record holder” and your shares may be voted by you at the Busey special meeting or the CrossFirst special meeting, as applicable. If you choose to vote your shares virtually at the Busey special meeting or the CrossFirst special meeting you will need the control number as described below.

Beneficial Owners.   If you hold shares in a brokerage or other account in “street name,” you are a “beneficial owner” and your shares may be voted at the Busey special meeting or the CrossFirst special meeting, as applicable, by you as described below.
Busey special meeting.   If you are a record holder of Busey common stock, you will be able to attend the Busey special meeting online, submit questions and vote during the meeting by visiting [      ] and following the instructions. Please have your 16-digit control number, which can be found on your proxy card, notice or email previously received, to access the meeting. If you are a beneficial owner, you also will be able to attend the Busey special meeting online, submit questions and vote during the meeting by visiting [      ] and following the instructions. Please have your 16-digit control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, to access the meeting. Please review this information prior to the Busey special meeting to ensure you have access.
Busey encourages its stockholders to visit the meeting website above in advance of the Busey special meeting to familiarize themselves with the online access process. Online check-in will start fifteen (15) minutes prior to the start of the meeting, which will begin promptly at [      ], Central Time, on [      ], 2024. The virtual meeting platform is fully supported across various browsers (including Microsoft Edge, Mozilla Firefox, Google Chrome, and Safari) and devices (including desktops, laptops, tablets, and cell phones) provided that they are running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting. If you encounter any technical difficulties in accessing the meeting or during the meeting, a support number will be made available on the login page. A complete list of registered stockholders entitled to vote at the Busey special meeting will be made available for inspection during the meeting by clicking the designated stockholder list link that will appear on your screen.
CrossFirst special meeting.   If you are a record holder of CrossFirst common stock, you will be able to attend the CrossFirst special meeting online, submit questions and vote during the meeting by visiting [      ] and following the instructions. Please have your 16-digit control number, which can be found on your proxy card, notice or email previously received, to access the meeting. If you are a beneficial owner, you also will be able to attend the CrossFirst special meeting online, submit questions and

vote during the meeting by visiting [      ] and following the instructions. Please have your 16-digit control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, to access the meeting. Please review this information prior to the CrossFirst special meeting to ensure you have access.
CrossFirst encourages its stockholders to visit the meeting website above in advance of the CrossFirst special meeting to familiarize themselves with the online access process. Online check-in will start fifteen (15) minutes prior to the start of the meeting, which will begin promptly at [      ], Central Time, on [      ], 2024. The virtual meeting platform is fully supported across various browsers (including Microsoft Edge, Mozilla Firefox, Google Chrome, and Safari) and devices (including desktops, laptops, tablets, and cell phones) provided that they are running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting. If you encounter any technical difficulties in accessing the meeting or during the meeting, a support number will be made available on the login page. A complete list of registered stockholders entitled to vote at the CrossFirst special meeting will be made available for inspection during the meeting by clicking the designated stockholder list link that will appear on your screen.
Additional information on attending the special meetings can be found under the section entitled “The Busey Special Meeting — Attending the Special Meeting” on page 40 and under the section entitled “The CrossFirst Special Meeting — Attending the Special Meeting” on page 49.
Q:
How can I vote my shares without attending my respective special meeting?

A:
Whether you hold your shares directly as the holder of record of Busey common stock or CrossFirst common stock or beneficially in “street name,” you may direct your vote by proxy without attending the Busey special meeting or the CrossFirst special meeting, as applicable.

If you are a record holder of Busey common stock or CrossFirst common stock, you can vote your shares by proxy via the internet, by telephone or by mail by following the instructions provided on the enclosed proxy card. If you hold shares beneficially in “street name” as a beneficial owner of Busey common stock or CrossFirst common stock, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.
Additional information on voting procedures can be found under the section entitled “The Busey Special Meeting — Attending the Special Meeting” on page 40 and under the section entitled “The CrossFirst Special Meeting — Attending the Special Meeting” on page 49.
Q:
What do I need to do now?

A:
After carefully reading and considering the information contained in this document, please vote as soon as possible. If you hold shares of Busey common stock or CrossFirst common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the internet, as soon as possible so that your shares may be represented at your meeting. Please note that if you are a beneficial owner with shares held in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:
If I am a beneficial owner with my shares held in “street name” by a bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?

A:
No. Your bank, broker, trustee or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker, trustee or other nominee how to vote your shares in accordance with the instructions provided to you. Please check the voting instruction form used by your bank, broker, trustee or other nominee.

Q:
What is a “broker non-vote”?

A:
Banks, brokers, trustees and other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, trustees and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner.

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at each of the Busey special meeting and the CrossFirst special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Busey special meeting or the CrossFirst special meeting. If your bank, broker, trustee or other nominee holds your shares of Busey common stock or CrossFirst common stock in “street name,” such entity will vote your shares of Busey common stock or CrossFirst common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
If you are a beneficial owner of Busey common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of Busey common stock:
•
Busey merger proposal:   your bank, broker, trustee or other nominee may not vote your shares on the Busey merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” the Busey merger proposal;

•
Busey articles amendment proposal:   your bank, broker, trustee or other nominee may not vote your shares on the Busey merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” the Busey articles amendment proposal;

•
Busey compensation proposal:   your bank, broker, trustee or other nominee may not vote your shares on the Busey compensation proposal, which broker non-votes, if any, will have no effect on the outcome of the Busey compensation proposal; and

•
Busey adjournment proposal:   your bank, broker, trustee or other nominee may not vote your shares on the Busey adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of the Busey adjournment proposal, whether or not a quorum is present.

If you are a beneficial owner of CrossFirst common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of CrossFirst common stock:
•
CrossFirst merger proposal:   your bank, broker, trustee or other nominee may not vote your shares on the CrossFirst merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” the CrossFirst merger proposal;

•
CrossFirst compensation proposal:   your bank, broker, trustee or other nominee may not vote your shares on the CrossFirst compensation proposal, which broker non-votes, if any, will have no effect on the outcome of the CrossFirst compensation proposal; and

•
CrossFirst adjournment proposal:   your bank, broker, trustee or other nominee may not vote your shares on the CrossFirst adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of the CrossFirst adjournment proposal, whether or not a quorum is present.

Q:
What if I fail to vote or abstain?

A:
For purposes of the Busey special meeting, an abstention occurs when a Busey stockholder attends the Busey special meeting and does not vote or returns a proxy with an “ABSTAIN” instruction.

•
Busey merger proposal:   An abstention will have the same effect as a vote “AGAINST” the Busey merger proposal. If a Busey stockholder is not present at the Busey special meeting and does not respond by proxy, it will also have the same effect as a vote “AGAINST” the Busey merger proposal.

•
Busey articles amendment proposal:   An abstention will have the same effect as a vote “AGAINST” the Busey articles amendment proposal. If a Busey stockholder is not present at the Busey special meeting and does not respond by proxy, it will also have the same effect as a vote “AGAINST” the Busey articles amendment proposal.

•
Busey compensation proposal:   An abstention will have the same effect as a vote “AGAINST” the Busey compensation proposal. If a Busey stockholder is not present at the Busey special meeting and does not respond by proxy, it will have no effect on the outcome of the Busey compensation proposal.

•
Busey adjournment proposal:   An abstention will have the same effect as a vote “AGAINST” the Busey adjournment proposal. If a Busey stockholder is not present at the Busey special meeting and does not respond by proxy, it will have no effect on the outcome of the Busey adjournment proposal, whether or not a quorum is present.

For purposes of the CrossFirst special meeting, an abstention occurs when a CrossFirst stockholder attends the CrossFirst special meeting and does not vote or returns a proxy with an “abstain” instruction.
•
CrossFirst merger proposal:   An abstention will have the same effect as a vote “AGAINST” the CrossFirst merger proposal. If a CrossFirst stockholder is not present at the CrossFirst special meeting and does not respond by proxy, it will also have the same effect as a vote “AGAINST” the CrossFirst merger proposal.

•
CrossFirst compensation proposal:   An abstention will have no effect on the outcome of the CrossFirst compensation proposal. If a CrossFirst stockholder is not present at the CrossFirst special meeting and does not respond by proxy, it will have no effect on the outcome of the CrossFirst compensation proposal.

•
CrossFirst adjournment proposal:   If a quorum is present at the CrossFirst special meeting, an abstention will have no effect on the outcome of the CrossFirst adjournment proposal. In the absence of a quorum at the CrossFirst special meeting, an abstention will have the same effect as a vote “AGAINST” such proposal. If a CrossFirst stockholder is not present at the CrossFirst special meeting and does not respond by proxy, it will also have no effect on the outcome of the CrossFirst adjournment proposal, whether or not a quorum is present.

Q:
Why is my vote important?

A:
If you do not vote, it will be more difficult for Busey or CrossFirst to obtain the necessary quorum to hold its special meeting and to obtain the stockholder approval that each of its board of directors is recommending and seeking. The Busey merger proposal must be approved by the affirmative vote of a majority of the voting power of the outstanding shares of Busey common stock entitled to vote on the Busey merger proposal. The CrossFirst merger proposal must be approved by the affirmative vote of the holders of a majority of the outstanding shares of CrossFirst common stock entitled to vote on the CrossFirst merger proposal. Your failure to submit a proxy or vote virtually at your respective special meeting, or failure to instruct your bank, broker, trustee or other nominee how to vote, will prevent your shares of Busey common stock or CrossFirst common stock from being counted towards the quorum for the Busey special meeting or CrossFirst special meeting, as applicable.

The Busey board of directors unanimously recommends that you vote “FOR” the Busey merger proposal, “FOR” the Busey articles amendment proposal, “FOR” the Busey compensation proposal and “FOR” the Busey adjournment proposal to be considered at the Busey special meeting. The CrossFirst board of directors unanimously recommends that you vote “FOR” the CrossFirst merger proposal, “FOR” the CrossFirst compensation proposal and “FOR” the CrossFirst adjournment proposal to be considered at the CrossFirst special meeting.

Q:
What will happen if I return my proxy card without indicating how to vote?

A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Busey common stock represented by your proxy will be voted as recommended by the Busey board of directors with respect to such proposals, or the shares of CrossFirst common stock represented by your proxy will be voted as recommended by the CrossFirst board of directors with respect to such proposals, as the case may be.

Q:
Can I change my vote after I have delivered my proxy or voting instruction card?

A:
If you directly hold shares of Busey common stock or CrossFirst common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at your meeting. You can do this by:

•
submitting a written statement that you would like to revoke your proxy to the corporate secretary of Busey or CrossFirst, as applicable, that is received by the corporate secretary prior to the start of the Busey special meeting or CrossFirst special meeting, as applicable;

•
signing and returning a proxy card with a later date;

•
attending the special meeting virtually, notifying the corporate secretary and voting by ballot at the special meeting; or

•
voting by telephone or the internet at a later time.

If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:
•
contacting your bank, broker, trustee or other nominee; or

•
attending the special meeting virtually and voting your shares by ballot if you have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee.

Q:
Will Busey be required to submit the Busey merger proposal to its stockholders even if the Busey board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the Busey special meeting, Busey is required to submit the Busey merger proposal to its stockholders even if the Busey board of directors has withdrawn, modified or qualified its recommendation.

Q:
Will CrossFirst be required to submit the CrossFirst merger proposal to its stockholders even if the CrossFirst board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the CrossFirst special meeting, CrossFirst is required to submit the CrossFirst merger proposal to its stockholders even if the CrossFirst board of directors has withdrawn, modified or qualified its recommendation.

Q:
Are Busey stockholders entitled to appraisal rights?

A:
No. Busey stockholders are not entitled to appraisal rights under the Nevada Corporations Act (“NCA”). For more information, see the section entitled “The Merger — Appraisal or Dissenters’ Rights in the Merger” beginning on page 113.

Q:
Are holders of CrossFirst common stock entitled to appraisal rights?

A:
No. Holders of CrossFirst common stock are not entitled to appraisal rights under the applicable provisions of the KGCC. For more information, see the section entitled “The Merger — Appraisal or Dissenters’ Rights in the Merger” beginning on page 113.

Q:
Are holders of CrossFirst preferred stock entitled to appraisal rights?

A:
Yes. Holders of record of CrossFirst preferred stock are entitled to appraisal rights for the fair value of such shares, if the merger is completed, but only if they comply with the procedures prescribed by the applicable requirements of KGCC § 17-6712 et seq. These procedures are summarized in the section entitled “The Merger — Appraisal or Dissenters’ Rights in the Merger” beginning on page 113. Holders of CrossFirst preferred stock who desire to exercise appraisal rights pursuant to KGCC § 17-6712 et seq. are urged to consult a legal advisor before electing or attempting to exercise these rights. A copy of KGCC § 17-6712 et seq. is attached as Annex F to this joint proxy statement/prospectus.

Holders of CrossFirst preferred stock should be aware that cash paid to holders of CrossFirst preferred stock in satisfaction of the fair value of their shares of CrossFirst preferred stock will result in the recognition of any gain or loss on the exchange in an amount equal to the difference between the cash received and that shareholder’s tax basis in the shares of CrossFirst preferred stock exchanged therefor.
Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the Busey merger proposal, the CrossFirst merger proposal, or the other proposals to be considered at the Busey special meeting and the CrossFirst special meeting, respectively?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 30. You also should read and carefully consider the risk factors of Busey and CrossFirst contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:
What are the material U.S. federal income tax consequences of the merger to CrossFirst stockholders and holders of CrossFirst preferred stock?

A:
The merger has been structured to qualify as a reorganization for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that each of Busey and CrossFirst receives a legal opinion to the effect that the merger will so qualify. Accordingly, holders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of CrossFirst common stock for Busey common stock or the exchange of CrossFirst preferred stock for new Busey preferred stock, as applicable, in the merger, except with respect to any cash received by CrossFirst stockholders in lieu of fractional shares of Busey common stock. However, if Busey elects to cause the CrossFirst preferred stock to be converted in the merger at the effective time into the right to receive an amount of cash equal to the liquidation preference thereof, plus the amount of any accrued and unpaid dividends thereon through the effective time, then a holder of CrossFirst preferred stock will recognize gain or loss on the exchange in an amount equal to the difference between the cash received and that holder’s tax basis in the shares of CrossFirst preferred stock exchanged therefor. You should be aware that the tax consequences to you of the merger may depend upon your individual situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your tax advisor for a full understanding of the tax consequences to you of the merger. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 136.

Q:
When is the merger expected to be completed?

A:
Neither Busey nor CrossFirst can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. CrossFirst must first obtain the approval of CrossFirst stockholders for the CrossFirst merger proposal, and Busey must obtain the approval of Busey stockholders for the Busey merger proposal. Busey and CrossFirst must also obtain requisite regulatory approvals and satisfy certain other closing conditions. Busey and CrossFirst expect the merger to be completed promptly once Busey and CrossFirst have obtained their respective stockholders’ approvals noted above, have obtained requisite regulatory approvals and have satisfied certain other closing conditions.

Q:
What are the conditions to complete the merger?

A:
The obligations of Busey and CrossFirst to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of requisite regulatory approvals and the expiration of all statutory waiting periods without the imposition of any materially burdensome regulatory condition, the receipt of certain tax opinions, approval by Busey stockholders of the Busey merger proposal and approval by CrossFirst stockholders of the CrossFirst merger proposal, authorization for listing on Nasdaq the shares of Busey common stock to be issued in the merger, the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, the absence of legal restraint prohibiting the merger, the accuracy of the representations and warranties made in the merger agreement subject to certain materiality qualifications and the absence of any material adverse effect with respect to Busey or CrossFirst. For more information, see “The Merger Agreement — Conditions to Complete the Merger” beginning on page 132.

Q:
What happens if the merger is not completed?

A:
If the merger is not completed, CrossFirst stockholders and holders of CrossFirst preferred stock will not receive any consideration for their shares of CrossFirst common stock in connection with the merger. Instead, CrossFirst will remain an independent public company and CrossFirst common stock will continue to be listed and traded on Nasdaq. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $36.7 million will be payable by either Busey or CrossFirst, as applicable. See “The Merger Agreement — Termination Fee” beginning on page 133 for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q:
What happens if I sell my shares after the applicable record date but before my company’s special meeting?

A:
Each of the Busey and CrossFirst record date is earlier than the date of the Busey special meeting and the CrossFirst special meeting, as applicable, and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Busey common stock or CrossFirst common stock, as applicable, after the applicable record date but before the date of the applicable special meeting, you will retain your right to vote at such special meeting (provided that such shares remain outstanding on the date of such special meeting), but, with respect to the CrossFirst common stock, you will not have the right to receive the merger consideration to be received by CrossFirst stockholders in connection with the merger. In order to receive the merger consideration, you must hold your shares of CrossFirst common stock through the completion of the merger.

Q:
Should I send in my stock certificates now?

A:
No. Please do not send in your stock certificates with your proxy. After the merger is completed, an exchange agent designated by Busey and mutually acceptable to CrossFirst (the “exchange agent”) will send you instructions for exchanging CrossFirst stock certificates for the consideration to be received in the merger. See “The Merger Agreement — Exchange of Shares” beginning on page 120.

Q:
What should I do if I receive more than one (1) set of voting materials for the same special meeting?

A:
If you are a beneficial owner and hold shares of Busey common stock or CrossFirst common stock in “street name” and also are a record holder and hold shares directly in your name or otherwise or if you hold shares of Busey common stock or CrossFirst common stock in more than one (1) brokerage account, you may receive more than one (1) set of voting materials relating to the same special meeting.

Record Holders.   For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or the internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Busey common stock or CrossFirst common stock are voted.
Beneficial Owners.   For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee in order to vote your shares.

Q:
Who can help answer my questions?

A:
Busey stockholders:   If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact First Busey Corporation, 100 W. University Ave., Champaign, Illinois 61820-3910, Attention: Corporate Secretary telephone (217) 365-4630.

CrossFirst stockholders:   If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact CrossFirst’s proxy solicitor, Georgeson LLC, by calling toll-free at (877) 278-4775.
Q:
Where can I find more information about Busey and CrossFirst?

A:
You can find more information about Busey and CrossFirst from the various sources described under “Where You Can Find More Information” beginning on page 177.

Q:
What is householding and how does it affect me?

A:
The SEC permits companies to send a single set of proxy materials to any household at which two (2) or more stockholders reside, unless contrary instructions have been received, but only if the applicable stockholders provide advance notice and follow certain procedures. In such cases, each stockholder continues to receive a separate notice of the meeting and proxy card. Certain brokerage firms may have instituted householding for beneficial owners of Busey common stock and CrossFirst common stock, as applicable, held through brokerage firms. If your family has multiple accounts holding Busey common stock or CrossFirst common stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household and thereby receive multiple copies.

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the Busey and CrossFirst special meetings. In addition, we incorporate by reference important business and financial information about Busey and CrossFirst into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 177 of this joint proxy statement/prospectus.
Information about the Companies (page 54)
Busey
Busey is a Nevada corporation organized in 1980, a public company listed on Nasdaq (common stock symbol “BUSE”) and a bank holding company that has elected to become a financial holding company. Busey provides diversified financial services, primarily through its principal subsidiary, Busey Bank, an Illinois-chartered commercial bank organized in 1868 with its headquarters in Champaign, Illinois.
Busey conducts the business of banking and provides related banking services, asset management, brokerage and fiduciary services through Busey Bank and provides payment technology solutions through FirsTech, Inc., a wholly owned subsidiary of Busey Bank.
Busey Bank offers a range of diversified financial products and services for consumers and businesses, including online and mobile banking capabilities to conveniently serve its customers’ needs. Commercial services include commercial, commercial real estate and real estate construction loans, as well as commercial depository services such as cash management. Retail banking services include residential real estate, home equity lines of credit, consumer loans, customary types of demand and savings deposits, money transfers, safe deposit services, and individual retirement accounts and other fiduciary services through its banking centers, automated teller machines, and technology-based networks. Busey Bank also provides a full range of asset management, investment, brokerage, fiduciary, philanthropic advisory, tax preparation, and farm management services to individuals, businesses, and foundations through its wealth management business. Busey Bank’s primary markets are central Illinois; northern Illinois, including the Chicago metropolitan area; the St. Louis, Missouri, metropolitan area; southwest Florida; and central Indiana.
As of June 30, 2024 and for the preceding six (6) months, as applicable, Busey had total consolidated assets of approximately $12.0 billion, net interest income after provision for credit losses of approximately $150.9 million, total noninterest income of approximately $68.8 million, net income of approximately $53.6 million, a common equity tier 1 capital ratio of 13.2%, a tier 1 capital ratio of 14.04%, a total capital ratio of 17.50%, a tier 1 leverage ratio of 10.69% and stockholders’ equity of approximately $1.33 billion.
Busey has its main office at 100 W. University Ave., Champaign, Illinois 61820. Its telephone number is (217) 365-4630.
CrossFirst
CrossFirst Bankshares, Inc., a Kansas corporation and registered bank holding company, is the holding company for CrossFirst Bank. CrossFirst Bank was established as a Kansas state-chartered bank in 2007 and is a full-service financial institution that offers products and services to businesses, professionals, individuals, and families. CrossFirst Bank, headquartered in Leawood, Kansas, has locations in Kansas, Missouri, Oklahoma, Texas, Arizona, Colorado, and New Mexico.
CrossFirst Bank was organized by a group of financial executives and prominent business leaders with a shared vision to couple highly experienced people with technology to offer unprecedented levels of personal service to clients.
CrossFirst’s common stock is traded on Nasdaq under the symbol “CFB.” The principal executive offices of CrossFirst are located at 11440 Tomahawk Creek Parkway, Leawood, Kansas 66211, and its telephone number is (913) 901-4516.

The Merger and the Merger Agreement (pages 55 and 117)
The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.
Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time, CrossFirst will merge with and into Busey, with Busey as the surviving corporation in the merger. The merger agreement further provides that at a date and time following the merger as determined by Busey, the bank merger will occur in which CrossFirst Bank will merge with and into Busey Bank, with Busey Bank as the surviving bank. Following the merger, CrossFirst common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act and will cease to be publicly traded.
Merger Consideration (page 118)
Each share of CrossFirst common stock issued and outstanding immediately prior to the effective time, except for certain shares owned by Busey or CrossFirst, will be converted into the right to receive 0.6675 of a share of Busey common stock. CrossFirst stockholders who would otherwise be entitled to a fraction of a share of Busey common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the Busey closing share value.
Busey common stock is listed on Nasdaq under the symbol “BUSE,” and CrossFirst common stock is listed on Nasdaq under the symbol “CFB.” The following table shows the closing sale prices of Busey common stock and CrossFirst common stock as reported on Nasdaq on August 26, 2024, the last trading day before the public announcement of the merger agreement, and on [      ], 2024, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of CrossFirst common stock, which was calculated by multiplying the closing price of Busey common stock on those dates by the exchange ratio of 0.6675.
	Busey Common Stock		CrossFirst Common Stock		Implied Value of One Share of CrossFirst Common Stock
August 26, 2024		$27.39		$18.33		$18.28
[ ], 202[ ]	$	[ ]	$	[ ]	$	[ ]
For more information on the exchange ratio, see the section entitled “The Merger — Terms of the Merger” beginning on page 118 and “The Merger Agreement — Merger Consideration” beginning on page 55.
Treatment of Busey Equity Awards (page 118)
The merger agreement provides that, except as otherwise provided, Busey equity awards will generally remain outstanding and subject to the same terms and conditions as applied immediately prior to the effective time. Each outstanding Busey performance-based restricted stock unit award will be deemed earned with the achievement of the applicable performance goals based on actual performance through the latest practicable date prior to the effective time and will otherwise remain subject to the same terms and conditions (including service-based vesting terms) as applied to the Busey performance-based restricted stock unit award immediately prior to the effective time. Each outstanding Busey time-based restricted stock unit award will vest in equal annual installments over three (3) years following the effective time; provided that if any Busey time-based restricted stock unit award would otherwise vest by its terms on an earlier date, any then-unvested portion shall vest on such original vesting date. Each Busey equity award will be subject to double-trigger vesting upon a termination without cause within twelve (12) months following the effective time.
For more information, see “The Merger Agreement — Treatment of Busey Equity Awards” beginning on page 118.

Treatment of CrossFirst Equity Awards (page 119)
The merger agreement provides that, except as otherwise agreed between CrossFirst and Busey, at the effective time, each outstanding CrossFirst restricted stock award held by a CrossFirst non-employee director and each deferred share of CrossFirst common stock that is credited to a director participant’s account under the CrossFirst 2018 Directors’ Deferred Fee Plan will be converted into the right to receive shares of Busey common stock based on the exchange ratio. Any CrossFirst restricted stock award that is not held by a CrossFirst non-employee director will be converted into a restricted stock award in respect of Busey common stock based on the exchange ratio, subject to the same terms and conditions as were applicable to the CrossFirst restricted stock award prior to the effective time.
The merger agreement also provides that, except as otherwise agreed between CrossFirst and Busey, at the effective time, each outstanding CrossFirst time-based restricted stock unit award will be converted into a restricted stock unit in respect of Busey common stock based on the exchange ratio, subject to the same terms and conditions as were applicable to the CrossFirst time-based restricted stock unit awards prior to the effective time, and each performance-based restricted stock unit award will be converted into a time-based restricted stock unit award in respect of Busey common stock based on the exchange ratio, subject to the same terms and conditions as were applicable to the CrossFirst performance-based restricted stock unit award prior to the effective time, assuming the achievement of the applicable performance goals at (i) target performance if the closing of the merger occurs in the first half of the relevant performance period or (ii) actual performance if the closing of the merger occurs in the second half of the relevant performance period.
Each outstanding CrossFirst stock-settled stock appreciation right will be converted into a stock appreciation right in respect of Busey common stock based on the exchange ratio, subject to the same terms and conditions as were applicable to the CrossFirst stock-settled stock appreciation right prior to the effective time. For more information, see “The Merger Agreement — Treatment of CrossFirst Equity Awards” beginning on page 119.
Material U.S. Federal Income Tax Consequences of the Merger (page 136)
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to the respective obligations of Busey and CrossFirst to complete the merger that each of Busey and CrossFirst receives a legal opinion to that effect. Accordingly, assuming the receipt and accuracy of these opinions, a holder who receives solely shares of Busey common stock (or receives Busey common stock and cash solely in lieu of a fractional share) or new Busey preferred stock, as applicable, in exchange for shares of CrossFirst common stock or CrossFirst preferred stock, as applicable, in the merger generally will not recognize any gain or loss upon the merger, except with respect to any cash received by such holders in lieu of fractional shares of Busey common stock. However, if Busey elects to cause the CrossFirst preferred stock to be converted in the merger at the effective time into the right to receive an amount of cash equal to the liquidation preference thereof, plus the amount of any accrued and unpaid dividends thereon through the effective time, then a holder of CrossFirst preferred stock will recognize gain or loss on the exchange in an amount equal to the difference between the cash received and that holder’s tax basis in the shares of CrossFirst preferred stock exchanged therefor. You should be aware that the tax consequences of the merger may depend upon your individual situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your tax advisor for a full understanding of the tax consequences to you of the merger.
For more detailed information, please refer to “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 136.
The United States federal income tax consequences described above may not apply to all CrossFirst stockholders and holders of CrossFirst preferred stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.
Busey’s Reasons for the Merger; Recommendation of Busey’s Board of Directors (page 66)
After careful consideration, the Busey board of directors unanimously (i) determined that the merger agreement and the transactions contemplated by the merger agreement were in the best interests of Busey and its stockholders and (ii) adopted the merger agreement and the transactions contemplated by the merger agreement (including the merger and the issuance of Busey common stock pursuant to the merger agreement, the bank merger and the Busey articles amendment). Accordingly, the Busey board of directors unanimously recommends that Busey stockholders vote “FOR” the Busey merger proposal, “FOR” the Busey articles amendment proposal, “FOR” the Busey compensation proposal and “FOR” the Busey adjournment proposal. For a more detailed discussion of the Busey board of directors’ recommendation, see “The Merger — Busey’s Reasons for the Merger; Recommendation of Busey’s Board of Directors” beginning on page 66.
Opinion of Busey’s Financial Advisor (page 70)
At the August 26, 2024 meeting of the Busey board of directors, representatives of Raymond James & Associates, Inc. (“Raymond James”) rendered Raymond James’s oral opinion, which was subsequently confirmed by delivery of a written opinion to the Busey board of directors dated August 26, 2024, that, as of such date, the exchange ratio to be paid by Busey in the merger, other than for shares of common stock of CrossFirst owned by CrossFirst as treasury stock or owned by CrossFirst or Busey (subject to certain exclusions set forth in the merger agreement), pursuant to the merger agreement was fair, from a financial point of view, to Busey.
The full text of the written opinion of Raymond James, dated August 26, 2024, which sets forth, among other things, the various procedures followed, assumptions made, matters considered, qualifications and limitations on the scope of the review undertaken, is attached as Annex D to this document. Raymond James provided its opinion for the information and assistance of the Busey board of directors (solely in its capacity as such) in connection with, and for the purposes of, the Busey board of directors’ consideration of the merger, and Raymond James’s opinion addresses only whether the exchange ratio to be paid by Busey in the merger, other than for shares of common stock of CrossFirst owned by CrossFirst as treasury stock or owned by CrossFirst or Busey (subject to certain exclusions set forth in the merger agreement), pursuant to the merger agreement was fair to Busey, from a financial point of view, as of August 26, 2024. The opinion of Raymond James did not address any other term or aspect of the merger agreement, or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Busey board of directors, or to any Busey or CrossFirst stockholder, as to how the Busey board of directors, such stockholder or any other person should act with respect to the merger or any other matter.
For more information, see “The Merger — Opinion of Busey’s Financial Advisor,” beginning on page 70, and Annex D.
CrossFirst’s Reasons for the Merger; Recommendation of CrossFirst’s Board of Directors (page 78)
After careful consideration, the CrossFirst board of directors unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of CrossFirst and its stockholders, (ii) approved and adopted the merger agreement and (iii) recommended the approval by CrossFirst stockholders of the CrossFirst merger proposal and the CrossFirst adjournment proposal. Accordingly, the CrossFirst board of directors unanimously recommends that CrossFirst stockholders vote “FOR” the CrossFirst merger proposal, “FOR” the CrossFirst compensation proposal and “FOR” the CrossFirst adjournment proposal. For a more detailed discussion of the CrossFirst board of directors’ recommendation, see “The Merger — CrossFirst’s Reasons for the Merger; Recommendation of CrossFirst’s Board of Directors” beginning on page 78.
Opinion of CrossFirst’s Financial Advisor (page 82)
In connection with the merger, CrossFirst’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated August 26, 2024, to the CrossFirst board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of CrossFirst common stock of the exchange ratio in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex E to this document. The opinion was for the information of, and was directed to, the CrossFirst board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of CrossFirst to engage in the merger or enter into the merger agreement or constitute a recommendation to the CrossFirst board of directors in connection with the merger, and it does not constitute a recommendation to any holder of CrossFirst common stock or any stockholder of any other entity as to how to vote in connection with the merger or any other matter.
For more information, see “The Merger — Opinion of CrossFirst’s Financial Advisor,” beginning on page 82, and Annex E.
Interests of Certain Busey Directors and Executive Officers in the Merger (page 103)
In considering the recommendation of Busey’s board of directors with respect to the merger, Busey’s stockholders should be aware that the directors and executive officers of Busey have certain interests in the merger that may be different from, or in addition to, the interests of Busey’s stockholders generally. These interests include, among others, the following:
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Each Busey equity award outstanding as of the effective time will generally remain outstanding and subject to the same terms and conditions as applied immediately prior to the effective time;

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Each Busey performance-based restricted stock unit outstanding as of the effective time will be deemed earned with the achievement of the applicable performance goals based on actual performance through the latest practicable date prior to the effective time and will otherwise remain subject to the same terms and conditions (including service-based vesting terms) as applied to the Busey performance-based restricted stock unit awards immediately prior to the effective time;

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Each Busey time-based restricted stock unit award outstanding as of the effective time will vest in equal annual installments over three (3) years following the effective time; provided that if any Busey restricted stock unit would otherwise vest by its terms on an earlier date, any then-unvested portion shall vest on such original vesting date;

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Each Busey equity award outstanding as of the effective time will be subject to double-trigger vesting upon a termination without cause within twelve (12) months following the effective time;

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Busey entered into a letter agreement with Van A. Dukeman, Chairman and Chief Executive Officer of Busey, that will be effective at the closing of the merger, which provides for a cash retention payment that will be payable on the one (1)-year anniversary of the effective time in lieu of the cash severance that would have been payable to Mr. Dukeman upon a qualifying termination under Mr. Dukeman’s employment agreement;

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Busey may deem a change in control to have occurred for purposes of the Busey executive employment agreements, resulting in enhanced severance benefits for the executive officers in the event of a termination without cause or resignation for good reason, in each case, upon or within one (1) year following the effective time; and

•
At the effective time, certain Busey directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company. See “The Merger  — Governance of Busey After the Merger” beginning on page 108.

Busey’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation that Busey’s stockholders vote to approve the Busey merger proposal. For more information, see “The Merger — Background of the Merger” beginning on page 55 and “The Merger — Busey’s Reasons for the Merger; Recommendation of Busey’s Board of Directors” beginning on page 66. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Merger — Interests of Certain Busey Directors and Executive Officers in the Merger” beginning on page 103.
Interests of Certain CrossFirst Directors and Executive Officers in the Merger (page 97)
In considering the recommendation of CrossFirst’s board of directors with respect to the merger, CrossFirst’s stockholders should be aware that the directors and executive officers of CrossFirst have certain interests in the merger that may be different from, or in addition to, the interests of CrossFirst’s stockholders generally. These interests include, among others, the following:

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Each CrossFirst restricted stock award outstanding as of the effective time and held by a non-employee director will be converted into a number of shares of Busey common stock equal to the number of shares of CrossFirst restricted stock held by such non-employee director multiplied by the exchange ratio;

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Each deferred share of CrossFirst common stock that is credited to each non-employee director participant’s account under the CrossFirst deferred fee plan as of immediately prior to the effective time will be converted into the right to receive a number of shares of Busey common stock equal to the number of deferred shares of CrossFirst common stock credited to such non-employee director multiplied by the exchange ratio;

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Each CrossFirst restricted stock unit that is outstanding, unvested and unsettled immediately prior to the effective time will be assumed and converted into a number of Busey restricted stock units equal to the product of the number of CrossFirst restricted stock units subject to such CrossFirst restricted stock unit immediately prior to the effective time, multiplied by the exchange ratio and will otherwise continue to be governed by the same terms and conditions as were applicable to the CrossFirst restricted stock unit immediately prior to the effective time;

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Each CrossFirst performance stock unit under the CrossFirst stock plan that is outstanding, unvested and unsettled immediately prior to the effective time will be assumed and converted into a number of Busey restricted stock units equal to the product of the number of CrossFirst performance stock units subject to such CrossFirst performance stock unit award immediately prior to the effective time, with performance deemed earned based on (i) target performance if the closing of the merger occurs in the first half of the relevant performance period, or (ii) actual performance if the closing of the merger occurs in the second half of the relevant performance period, multiplied by the exchange ratio, and will otherwise continue to be governed by the same terms and conditions as were applicable to the CrossFirst performance stock unit immediately prior to the effective time;

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Each CrossFirst stock appreciation right that is outstanding and unsettled immediately prior to the effective time, whether vested or unvested, will be assumed and converted into a stock appreciation right in respect of Busey common stock relating to the number of shares of Busey common stock equal to the product of (i) the number of shares of CrossFirst common stock subject to such CrossFirst stock appreciation right immediately prior to the effective time, multiplied by (ii) the exchange ratio, and at an exercise price per share equal to (A) the exercise price per share of the CrossFirst stock appreciation right immediately prior to the effective time, divided by (B) the exchange ratio and will otherwise be subject to the same terms and conditions as were applicable to the CrossFirst stock appreciation right immediately prior to the effective time;

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Busey entered into a letter agreement with Michael J. Maddox, President and Chief Executive Officer of CrossFirst, that will be effective at the closing of the merger, which provides for a cash retention payment that will be payable in equal annual installments on each of the three (3) anniversaries of the effective time in lieu of the cash severance that would have been payable to Mr. Maddox in the event of a qualifying termination under Mr. Maddox’s employment agreement and the CrossFirst Senior Executive Severance Plan;

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The existing CrossFirst Senior Executive Severance Plan provides that in the event any of the CrossFirst executive officers (other than Mr. Maddox) is terminated without cause or resigns upon a constructive termination, in each case, upon or within one (1) year following a change in control, such executive officer will be entitled to enhanced cash severance payments; and

•
At the effective time, certain CrossFirst directors and executive officers will continue to serve as directors or executive officers, as applicable, of Busey. See “The Merger — Interests of Certain CrossFirst Directors and Executive Officers in the Merger — Membership on the Board of Directors of Busey and Busey Bank” beginning on page 101.

For a more complete description of these interests, see “The Merger — Interests of Certain CrossFirst Directors and Executive Officers in the Merger” beginning on page 97.
Governance of Busey After the Merger (page 108)
The merger agreement provides for an amendment to the Busey bylaws, which will be made in connection with the merger (the “Busey bylaw amendment”) and will be effective until the later of (i) the three (3)-year anniversary of the effective time and (ii) the two (2)-year anniversary of the date of the bank merger (the “specified period”); and provides for certain arrangements related to the boards of directors of Busey and Busey Bank after the merger that are described below. These arrangements can be modified, amended or repealed by the Busey board of directors by the affirmative vote of at least seventy-five percent (75%) of the entire Busey board of directors. The Busey bylaw amendment is set forth in Exhibit B to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.
During the specified period and in accordance with the merger agreement and the Busey bylaw amendment, the number of directors that will comprise the Busey board of directors will be thirteen (13), of which (i) eight (8) will be directors of Busey or Busey Bank immediately prior to the effective time (the “legacy Busey directors”), which will include Van A. Dukeman and such other directors as determined by Busey and (ii) five (5) will be directors of CrossFirst immediately prior to the effective time (the “legacy CrossFirst directors”), which will include Michael J. Maddox and Rodney K. Brenneman if he is the Chair of the CrossFirst board of directors immediately prior to the effective time, in which case he will be the Lead Independent Director of the Busey board of directors and such other directors as determined by CrossFirst. Notwithstanding the foregoing, by the affirmative vote of a majority of the Busey board of directors, the number of directors constituting the Busey board of directors may be increased to add additional directors in connection with a direct or indirect acquisition by Busey or in connection with a capital raising by Busey. The Busey bylaw amendment also provides that Mr. Brenneman will serve as the Lead Independent Director of the Busey board of directors for two (2) years following the effective time. During the specified period, pursuant to the Busey bylaw amendment, the composition of the board of directors of Busey Bank will be identical to that of the Busey board of directors.
During the specified period, if a legacy Busey director or a successor to a legacy Busey director leaves the Busey board of directors, the remaining legacy Busey directors may select the successor to such departing director. Similarly, during the specified period, if a legacy CrossFirst director or a successor to a legacy CrossFirst director leaves the Busey board of directors, the remaining legacy CrossFirst directors may select the successor to such departing director. The foregoing does not, however, apply to Mr. Maddox (i.e., if Mr. Maddox leaves the Busey board of directors, the entire Busey board of directors may fill his seat).
In accordance with the Busey bylaw amendment, during the specified period, the Busey board of directors will maintain the following standing committees: an Executive Management Compensation and Succession Committee, an Audit Committee, a Nominating and Corporate Governance Committee and an Enterprise Risk Committee. The Busey board of directors may by resolution (which will require the affirmative vote of a majority of the Busey board of directors) establish any committees not expressly contemplated by the Busey bylaws composed of directors as they may determine to be necessary or appropriate for the conduct of the business of Busey and may prescribe the composition, duties and procedures of such committees.
During the specified period, each committee of the Busey board of directors will have at least one (1) legacy CrossFirst director, provided that, if any such committee has five (5) or more members, such committee will have at least two (2) legacy CrossFirst directors, and provided further, that each of the Nominating and Corporate Governance Committee and the Executive Management Compensation and Succession Committee will have at least five (5) members.
Management of Busey after the Merger
The merger agreement and Busey bylaw amendment provide that effective as of the effective time, (i) Van A. Dukeman will continue to serve as the Executive Chairman of the Busey board of directors and as the Chief Executive Officer of Busey, reporting to the Busey board of directors, and as the Executive Chairman of Busey Bank, reporting to the board of directors of Busey Bank, and (ii) Michael J. Maddox will serve as the Executive Vice Chairman of the Busey board of directors and as the President of Busey, reporting to the Chief Executive Officer of Busey, and as the Chief Executive Officer of Busey Bank, reporting to the Executive Chairman of the board of directors of Busey Bank. Effective as of the date immediately following the earlier of (i) the twelve (12)-month anniversary of the bank merger and (ii) the eighteen (18)-month anniversary of the effective time, (a) Mr. Dukeman will continue to serve as the Executive Chairman of the Busey board of directors, reporting to the Busey board of directors, and as the Executive Chairman of the board of directors of Busey Bank, reporting to the board of directors of Busey Bank, and (b) Mr. Maddox will serve as the Executive Vice Chairman of the Busey board of directors and as the Chief Executive

Officer and President of Busey, reporting to the Busey board of directors, and as the Chief Executive Officer of Busey Bank, reporting to the board of directors of Busey Bank. If during the specified period Mr. Dukeman is no longer serving as the Chief Executive Officer of Busey for any reason prior to the time at which Mr. Maddox would otherwise become the Chief Executive Officer of Busey, Mr. Maddox will succeed Mr. Dukeman as Chief Executive Officer of Busey. Messrs. Dukeman and Maddox can only be removed from the leadership positions described above, have their reporting relationships modified or have their employment arrangements amended in a manner that is adverse to them with a majority vote of the entire Busey board of directors.
In addition, Busey and CrossFirst have announced certain additional members of the executive management of Busey upon the completion of the merger, all of whom are current executive officers of either Busey or CrossFirst, as set forth below:
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Jeffrey D. Jones, Chief Financial Officer (Busey)

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Amy L. Randolph, Chief Operating Officer (Busey)

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Monica L. Bowe, Chief Risk Officer (Busey)

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John J. Powers, General Counsel (Busey)

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W. Randall Rapp, President of Busey Bank (CrossFirst)

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Chip Jorstad, Chief Credit Officer, Busey Bank (Busey)

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Amy J. Fauss, Chief Information and Technology Officer (CrossFirst)

Name and Headquarters (page 110)
The merger agreement and the Busey bylaw amendment each provide that, following the effective time, the name of the surviving corporation and the surviving bank will be First Busey Corporation and Busey Bank, respectively; the headquarters of Busey will be located in or near Kansas City, Missouri; and the main office and legal headquarters of Busey Bank will remain in Champaign, Illinois.
Regulatory Approvals (page 110)
Subject to the terms of the merger agreement, Busey and CrossFirst have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals (as defined in “The Merger — Regulatory Approvals”), use their reasonable best efforts to make such filings within forty-five (45) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger, Busey Bank’s membership in the Federal Reserve System (the “Federal Reserve membership”) and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. The requisite regulatory approvals include, among others, the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) for the merger, the Federal Reserve membership and the bank merger, the approval of the Illinois Department of Financial and Professional Regulation (the “IDFPR”) for the bank merger and the approval of the Kansas Office of the State Bank Commissioner (the “KOSBC”) for the merger. The initial submission of these regulatory applications occurred on September 23, 2024.
Although neither Busey nor CrossFirst knows of any reason why it cannot obtain the requisite regulatory approvals in a timely manner, Busey and CrossFirst cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger or the bank merger.
Expected Timing of the Merger
Neither Busey nor CrossFirst can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. CrossFirst must first obtain the approval of CrossFirst stockholders for the CrossFirst merger proposal, and Busey must first obtain the approval of Busey stockholders for the Busey merger proposal. Busey and CrossFirst must also obtain necessary regulatory approvals and satisfy certain other closing conditions. Busey and CrossFirst expect the merger to be completed promptly once Busey and CrossFirst have obtained their respective stockholders’ approvals noted above, have obtained necessary regulatory approvals, and have satisfied the other closing conditions.
Conditions to Complete the Merger (page 132)
Busey’s and CrossFirst’s respective obligations to complete the merger are subject to the satisfaction or, where legally permissible, waiver, at or prior to the effective time, of the following conditions:
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the requisite Busey vote and the requisite CrossFirst vote having been obtained;

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the authorization for listing on Nasdaq, subject to official notice of issuance, of the Busey common stock to be issued in the merger;

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all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition. See “The Merger — Regulatory Approvals” beginning on page 110 for additional information regarding the “requisite regulatory approvals” and the “materially burdensome regulatory condition”;

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the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for such purpose initiated or threatened and not withdrawn);

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no order, injunction or decree by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement;

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the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

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the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect);

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receipt by each party of an opinion of legal counsel to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

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No material adverse event having occurred with respect to the other party from the date of the merger agreement through the date of the closing of the merger.

Termination of the Merger Agreement (page 133)
The merger agreement can be terminated at any time prior to the consummation of the merger, whether before or after the receipt of the requisite Busey vote or the requisite CrossFirst vote, in the following circumstances:
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by mutual written consent of Busey and CrossFirst;

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by either Busey or CrossFirst if any governmental entity that must grant a requisite regulatory approval for the merger or the bank merger has denied such approval and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;
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by either Busey or CrossFirst if the merger has not been completed on or before the date that is the fifteen (15)-month anniversary of the date of the merger agreement (the “termination date”), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

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by either Busey or CrossFirst (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of CrossFirst, in the case of a termination by Busey, or Busey, in the case of a termination by CrossFirst, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

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by CrossFirst prior to such time as the requisite Busey vote is obtained, if (i) Busey or the Busey board of directors has made a recommendation change or (ii) Busey or the Busey board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the Busey board recommendation; or

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by Busey prior to such time as the requisite CrossFirst vote is obtained, if (i) CrossFirst or the CrossFirst board of directors has made a recommendation change or (ii) CrossFirst or the CrossFirst board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the CrossFirst board recommendation.

Neither Busey nor CrossFirst is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Busey common stock or CrossFirst common stock.
Termination Fee (page 133)
If the merger agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation of Busey’s or CrossFirst’s respective boards of directors, Busey or CrossFirst may be required to pay a termination fee to the other equal to $36.7 million.
Accounting Treatment (page 110)
The merger will be accounted for as an acquisition of CrossFirst by Busey under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).
The Rights of CrossFirst Stockholders Will Change as a Result of the Merger (page 159)
The rights of CrossFirst stockholders are governed by Kansas law, the CrossFirst articles and the CrossFirst bylaws. In the merger, CrossFirst stockholders will become Busey stockholders, and, at such time, their rights will be governed by Nevada law, the Busey articles, as may be amended by the Busey articles amendment, and the Busey bylaws, as amended by the Busey bylaws amendment. CrossFirst stockholders will have different rights once they become Busey stockholders due to differences between the CrossFirst governing documents and Kansas law, on the one hand, and the Busey governing documents and Nevada law, on the other hand.

These differences are described in more detail under the section entitled “Comparison of the Rights of Busey Stockholders and CrossFirst Stockholders” beginning on page 159.
Listing of Busey Common Stock; Delisting and Deregistration of CrossFirst Common Stock (page 113)
The shares of Busey common stock to be issued in the merger will be listed for trading on Nasdaq. Following the merger, shares of Busey common stock will continue to be traded on Nasdaq. In addition, following the merger, CrossFirst common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act and will cease to be publicly traded.
The Busey Special Meeting (page 38)
The Busey special meeting will be held virtually via the internet on [      ], 2024 at [      ], Central Time. At the Busey special meeting, Busey stockholders will be asked to vote on the following matters:
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the Busey merger proposal;

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the Busey articles amendment proposal;

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the Busey compensation proposal; and

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the Busey adjournment proposal.

You may vote at the Busey special meeting if you owned shares of Busey common stock at the close of business on [  ], 2024.
The CrossFirst Special Meeting (page 47)
The CrossFirst special meeting will be held virtually via the internet on [      ], 2024 at [      ], Central Time. At the CrossFirst special meeting, CrossFirst stockholders will be asked to vote on the following matters:
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the CrossFirst merger proposal;

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the CrossFirst compensation proposal; and

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the CrossFirst adjournment proposal.

You may vote at the CrossFirst special meeting if you owned shares of CrossFirst common stock at the close of business on [  ], 2024.
Appraisal or Dissenters’ Rights in the Merger (page 113)
Busey stockholders are not entitled to appraisal rights under the NCA, and CrossFirst stockholders are not entitled to appraisal rights under the KGCC.
Holders of record of CrossFirst preferred stock who comply with the applicable requirements of KGCC § 17-6712 et seq. are entitled to dissenters’ rights for the fair value of such shares. In order for a holder of CrossFirst preferred stock to perfect such holder of CrossFirst preferred stock’s dissenters’ rights, such holder of CrossFirst preferred stock must carefully follow the procedure set forth in the applicable provisions of the KGCC.
A copy of KGCC § 17-6712 et seq. is attached as Annex F to this joint proxy statement/prospectus, and a summary of the provisions can be found under the section of this proxy statement/prospectus entitled “The Merger — Appraisal or Dissenters’ Rights in the Merger” beginning on page 113. Holders of CrossFirst preferred stock who desire to exercise appraisal rights pursuant to KGCC § 17-6712 et seq. are urged to consult a legal advisor before electing or attempting to exercise these rights.
Risk Factors (page 30)
In evaluating the merger agreement, the merger or the issuance of shares of Busey common stock, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page 30.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained in or incorporated by reference into this joint proxy statement/prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 (the “Securities Act”), and Section 21E of the Exchange Act, with respect to Busey’s and CrossFirst’s beliefs, goals, intentions and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.
Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “plan,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “position,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which may change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.
Additionally, forward-looking statements speak only as of the date they are made; Busey and CrossFirst do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Busey and CrossFirst. Such statements are based upon the current beliefs and expectations of the management of Busey and CrossFirst and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Busey or CrossFirst; the possibility that the proposed transaction will not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Busey and CrossFirst to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Busey and CrossFirst do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected time frames or at all and to successfully integrate CrossFirst’s operations and those of Busey; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Busey’s and CrossFirst’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Busey’s issuance of additional shares of its capital stock in connection with the proposed transaction; the effects of the announcement, pendency or completion of the proposed transaction on the ability of Busey and CrossFirst to retain customers and to retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; changes in interest rates and prepayment rates of Busey’s or CrossFirst’s assets; fluctuations in the value of securities held in Busey’s or CrossFirst’s securities portfolio; concentrations within Busey’s or CrossFirst’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; the level of non-performing assets on Busey’s or CrossFirst’s balance sheets; the strength of the local, state, national, and international economy; risks related to the potential impact of general economic, political and market factors or of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, or droughts on the companies or the proposed transaction; the economic impact of any future terrorist threats or attacks, widespread disease or pandemics or other adverse external events that could cause economic deterioration or instability in credit markets; changes in state and federal laws, regulations, and governmental policies concerning Busey’s or CrossFirst’s general business; changes in accounting policies and practices; increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; breaches or failures of information security controls or cybersecurity-related incidents; changes in technology and the ability to develop and maintain secure and reliable electronic systems; the loss of key executives or associates; changes in consumer spending; unexpected outcomes of existing or new litigation, investigations, or inquiries involving Busey (including with respect to Busey’s Illinois franchise taxes) or CrossFirst; other factors that may affect future results of Busey and CrossFirst; and the other factors discussed in the “Risk Factors” section of each of Busey’s and CrossFirst’s Annual Report on Form 10-K for the year ended December 31, 2023, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of Busey’s and CrossFirst’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024 and June 30, 2024, and other reports Busey and CrossFirst file with the SEC.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Busey and CrossFirst have filed with the SEC as described under “Where You Can Find More Information” beginning on page 177.
Busey and CrossFirst expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS
In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 28, Busey stockholders should carefully consider the following risk factors in deciding whether to vote for the approval of the Busey merger proposal, and CrossFirst stockholders should carefully consider the following risk factors in deciding whether to vote for the approval of the CrossFirst merger proposal.
Risks Relating to the Consummation of the Merger and Busey Following the Merger
Because the market price of Busey common stock may fluctuate, CrossFirst stockholders cannot be certain of the market value of the merger consideration they will receive.
In the merger, each share of CrossFirst common stock issued and outstanding immediately prior to the effective time, except for shares of CrossFirst common stock owned by CrossFirst as treasury stock or owned by CrossFirst or Busey (in each case, other than shares of CrossFirst common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, by CrossFirst or Busey in respect of debts previously contracted), will be converted into 0.6675 of a share of Busey common stock. This exchange ratio is fixed and will not be adjusted for changes in the market price of either Busey common stock or CrossFirst common stock. Changes in the price of Busey common stock between now and the time of the merger will affect the value that CrossFirst stockholders will receive in the merger. Neither Busey nor CrossFirst is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Busey common stock or CrossFirst common stock.
Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Busey’s and CrossFirst’s businesses, operations and prospects, the performance of peer companies and other financial companies, volatility in the prices of securities in global financial markets, including market prices of Busey, CrossFirst and other banking companies, and regulatory considerations and tax laws, many of which are beyond Busey’s and CrossFirst’s control. Therefore, at the time of the Busey special meeting and the CrossFirst special meeting, Busey stockholders and CrossFirst stockholders will not know the market value of the merger consideration that CrossFirst stockholders will receive at the effective time. You should obtain current market quotations for shares of Busey common stock (Nasdaq: BUSE) and for shares of CrossFirst common stock (Nasdaq: CFB).
The market price of Busey common stock after the merger may be affected by factors different from those currently affecting the shares of Busey common stock or CrossFirst common stock.
In the merger, CrossFirst stockholders will become Busey stockholders. Busey’s business differs from that of CrossFirst and certain adjustments may be made to Busey’s business as a result of the merger. Accordingly, the results of operations of the combined company and the market price of Busey common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Busey and CrossFirst. For a discussion of the businesses of Busey and CrossFirst and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 177.
The opinion delivered by Raymond James to Busey’s board of directors and the opinion delivered by KBW to CrossFirst’s board of directors, respectively, prior to the entry into the merger agreement will not reflect changes in circumstances that may have occurred since the dates of the opinions.
The opinion from Raymond James, Busey’s financial advisor, to Busey’s board of directors, was delivered on and dated August 26, 2024, and the opinion from KBW, CrossFirst’s financial advisor, to CrossFirst’s board of directors was delivered on and dated August 26, 2024. Changes in the operations and prospects of Busey or CrossFirst, general market and economic conditions and other factors which may be beyond the control of Busey and CrossFirst, and the market prices of Busey common stock and CrossFirst common stock may have altered the value of Busey or CrossFirst or the prices of shares of Busey common stock and shares of CrossFirst common stock as of the date of this joint proxy statement/prospectus, or may alter such values and prices by the time the merger is completed. The opinions do not speak as of the date of this joint proxy statement/prospectus or as of any other date subsequent to the dates of those opinions.
Busey and CrossFirst are expected to incur substantial costs related to the merger and integration.
Busey and CrossFirst have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs and other related costs. Some of these costs are payable by either Busey or CrossFirst regardless of whether the merger is completed. See “The Merger Agreement — Expenses and Fees” beginning on page 134.
In addition, the combined company will incur integration costs following the completion of the merger as Busey and CrossFirst integrate their businesses, including facilities, and systems, consolidation costs and employment-related costs. Busey and CrossFirst may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While Busey and CrossFirst have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time. Anticipated pre-tax transaction costs for both CrossFirst and Busey combined are currently estimated to be approximately $75.3 million.
Combining Busey and CrossFirst may be more difficult, costly or time consuming than expected, and may fail to realize the anticipated benefits of the merger.
The success of the merger will depend, in part, on the ability to realize the anticipated benefits from combining the businesses of Busey and CrossFirst. To realize the anticipated benefits from the merger, Busey must successfully integrate CrossFirst into its existing businesses and, in particular, integrate CrossFirst into its risk management framework, compliance systems and corporate culture, in a manner that permits the anticipated benefits to be realized and that does not materially disrupt existing customer relationships or result in decreased revenues due to the loss of customers. If Busey is not able to successfully achieve these objectives for any reason, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual benefits of the merger could be less than anticipated, and integration may result in additional and unforeseen expenses.
An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of Busey following the completion of the merger, which may adversely affect the value of the common stock of Busey following the completion of the merger.
Busey and CrossFirst have operated and, until the effective time, must continue to operate independently.
It is possible that the integration process could result in the loss of key CrossFirst employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect each company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the companies may also divert management attention and resources. These integration matters could have an adverse effect on each of Busey and CrossFirst during this transition period and on Busey for an undetermined period after the completion of the merger. Busey’s results following the merger may suffer if it does not effectively manage its expanded operations.

Following the merger, the size of the business of Busey will increase beyond its current size. Busey’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. Busey may also face increased scrutiny from governmental authorities as a result of the increased size of its business. There can be no assurances that Busey will be successful or that it will realize the expected benefits currently anticipated from the merger.
The combined company may be unable to retain Busey and/or CrossFirst personnel successfully after the merger is completed.
The success of the merger will depend in part on Busey’s ability to retain the talents and dedication of key employees currently employed by CrossFirst. It is possible that these employees may decide not to remain with CrossFirst while the merger is pending or with Busey after the merger. If Busey and CrossFirst are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, Busey and CrossFirst could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the merger, if key employees terminate their employment, Busey’s business activities may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause Busey’s business to suffer. Busey and CrossFirst also may not be able to locate or retain suitable replacements for any key employees who leave either company. See “The Merger — Governance of Busey After the Merger” beginning on page 108.
Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on Busey following the merger.
Before the merger and the bank merger may be completed, various approvals and consents must be obtained from the Federal Reserve Board, the IDFPR, the KOSBC and other regulatory authorities in the United States. In determining whether to grant these approvals, such regulatory authorities consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger — Regulatory Approvals” beginning on page 110. Busey submitted applications to the Federal Reserve Board, the IDFPR and the KOSBC in connection with the proposed merger and the bank merger on or about September 23, 2024.
These approvals could be delayed or not obtained at all, including due to (i) an adverse development in either party’s regulatory standing or in any other factors considered by regulators when granting such approvals; (ii) governmental, political or community group inquiries, investigations or opposition; or (iii) changes in legislation or the political environment generally. Additionally, over the past several years, mergers of banking organizations have encountered greater regulatory, governmental and community scrutiny and have taken substantially longer to receive the necessary regulatory approvals and other required governmental clearances than in the past.
The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of Busey’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of Busey following the merger or otherwise reducing the anticipated benefits of the merger if the merger were consummated successfully within the expected time frame. In addition, there can be no assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. The completion of the merger is conditioned on the receipt of the requisite regulatory approvals and the expiration of all statutory waiting periods without the imposition of any material burdensome regulatory condition. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or governmental entity of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.
In addition, despite the parties’ commitments to using their reasonable best efforts to comply with conditions imposed by regulators, under the terms of the merger agreement, neither Busey nor CrossFirst, nor any of their respective subsidiaries, is permitted (without the written consent of the other party) to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities or regulatory agencies that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger. See “The Merger — Regulatory Approvals” beginning on page 110.
The unaudited pro forma combined financial information included in this joint proxy statement/prospectus is preliminary, and the actual consideration to be issued in the merger as well as the actual financial condition and results of operations of Busey after the merger may differ materially.
The unaudited pro forma combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Busey’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined financial information reflects adjustments, which are based upon preliminary estimates, to record the CrossFirst identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The merger consideration value allocation reflected in this document is preliminary, and the final allocation thereof will be based upon the value of the actual merger consideration and the fair value of the assets and liabilities of CrossFirst as of the date of the completion of the merger. Accordingly, the actual value of the merger consideration may vary significantly from the value used in preparing the unaudited pro forma combined financial information in this document. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Combined Financial Statements” beginning on page 139.
Certain of Busey’s and CrossFirst’s directors and executive officers may have interests in the merger that may differ from, or are in addition to, the interests of Busey stockholders and CrossFirst stockholders.
Busey stockholders and CrossFirst stockholders should be aware that some of Busey’s and CrossFirst’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of Busey stockholders and CrossFirst stockholders. These interests and arrangements may create potential conflicts of interest. The Busey and CrossFirst boards of directors were aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the merger agreement, and in recommending that, in the case of the Busey board of directors, Busey stockholders vote to approve the merger agreement, including the issuance of Busey common stock to CrossFirst stockholders pursuant to the merger agreement, and, in the case of the CrossFirst board of directors, CrossFirst stockholders vote to approve the merger agreement. For a more complete description of these interests, please see “The Merger — Interests of Certain Busey Directors and Executive Officers in the Merger,” beginning on page 103 and “The Merger — Interests of Certain CrossFirst Directors and Executive Officers in the Merger” beginning on page 97.
The merger agreement may be terminated in accordance with its terms and the merger may not be completed.
The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: (i) approval by Busey stockholders of the Busey merger proposal and approval by CrossFirst stockholders of the CrossFirst merger proposal; (ii) authorization for listing on Nasdaq of the shares of Busey common stock to be issued in the merger, subject to official notice of issuance; (iii) the receipt of the requisite regulatory approvals, including the approval of the Federal Reserve Board, the IDFPR and the KOSBC; (iv) the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part; and (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the merger, the bank merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger, the bank merger or any of the other transactions contemplated by the merger agreement illegal. Each party’s obligation to complete the merger is also subject to certain additional customary conditions, including (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party, (b) the performance in all material respects by the other party of its obligations under the merger agreement, (c) the receipt by each party of an opinion from its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (d) the absence of any material adverse effect with respect to Busey or CrossFirst.
These conditions to the closing may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after the requisite stockholder approvals, or Busey or CrossFirst may elect to terminate the merger agreement in certain other circumstances. See “The Merger Agreement — Termination of the Merger Agreement” beginning on page 133.
Failure to complete the merger could negatively impact Busey or CrossFirst.
If the merger is not completed for any reason, including as a result of Busey stockholders failing to approve the Busey merger proposal or CrossFirst stockholders failing to approve the CrossFirst merger proposal, there may be various adverse consequences, and Busey and/or CrossFirst may experience negative reactions from the financial markets and from their respective customers, employees and stockholders. For example, Busey’s or CrossFirst’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Busey common stock or CrossFirst common stock could decline to the extent that current market prices reflect a market assumption that the merger will be beneficial and will be completed. Busey and/or CrossFirst also could be subject to litigation related to any failure to complete the merger or to proceedings commenced against Busey or CrossFirst to perform their respective obligations under the merger agreement. If the merger agreement is terminated under certain circumstances, either Busey or CrossFirst may be required to pay a termination fee of $36.7 million to the other party.
Additionally, each of Busey and CrossFirst has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of preparing, filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid in connection with the merger. If the merger is not completed, Busey and CrossFirst would have to pay these expenses without realizing the expected benefits of the merger.
In connection with the merger, Busey will assume CrossFirst’s outstanding debt obligations, and Busey’s level of indebtedness following the completion of the merger could adversely affect Busey’s ability to raise additional capital and to meet its obligations under its existing indebtedness.
In connection with the merger, Busey will assume CrossFirst’s outstanding indebtedness. Busey’s existing debt, together with any future incurrence of additional indebtedness, could have important consequences for Busey’s creditors and Busey’s stockholders. For example, it could limit Busey’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes, and could require a significant portion of cash flow from operations to be dedicated to the payment of principal and interest on Busey’s indebtedness, thereby reducing Busey’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.
Busey and CrossFirst will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Busey and CrossFirst. These uncertainties may impair Busey’s or CrossFirst’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Busey or CrossFirst to seek to change existing business relationships with Busey or CrossFirst. In addition, subject to certain exceptions, Busey and CrossFirst have each agreed to operate its business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to consummate the transactions contemplated by the merger agreement on a timely basis without the consent of the other party. These restrictions may prevent Busey and/or CrossFirst from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement — Covenants and Agreements” beginning on page 122 for a description of the restrictive covenants applicable to Busey and CrossFirst.

The announcement of the proposed merger could disrupt Busey’s and CrossFirst’s relationships with their customers, suppliers, business partners and others, as well as their operating results and businesses generally.
Whether or not the merger is ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the merger on Busey’s and CrossFirst’s businesses include the following:
•
their employees may experience uncertainty about their future roles, which might adversely affect Busey’s and CrossFirst’s ability to retain and hire key personnel and other employees;

•
customers, suppliers, business partners and other parties with which Busey and CrossFirst maintain business relationships may experience uncertainty about their respective futures and seek alternative relationships with third parties, seek to alter their business relationships with Busey and CrossFirst or fail to extend an existing relationship with Busey and CrossFirst; and

•
Busey and CrossFirst have each expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed merger.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact each party’s results of operations and financial condition.
The merger agreement limits Busey’s and CrossFirst’s respective abilities to pursue alternatives to the merger and may discourage other companies from trying to acquire Busey or CrossFirst.
The merger agreement contains “no shop” covenants that restrict each of Busey’s and CrossFirst’s ability to directly or indirectly, among other things, initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by Busey’s and CrossFirst’s respective board of directors, engage in any negotiations concerning, or provide any confidential or non-public information or data relating to, any alternative acquisition proposals. These provisions, which include a $36.7 million termination fee payable under certain circumstances, may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of Busey or CrossFirst from considering or proposing that acquisition. For more information, see “The Merger Agreement — Meetings; Recommendation of CrossFirst’s and Busey’s Boards of Directors” and “The Merger Agreement — Agreement Not to Solicit Other Offers; Termination of the Merger Agreement; Effect of Termination; Termination Fee” beginning on pages 130 and 131, respectively.
The shares of Busey common stock to be received by CrossFirst stockholders as a result of the merger will have different rights from the shares of CrossFirst common stock.
In the merger, CrossFirst stockholders will become Busey stockholders, and their rights as stockholders will be governed by Nevada law and the governing documents of the combined company following the merger. The rights associated with Busey common stock are different from the rights associated with CrossFirst common stock. See “Comparison of the Rights of Busey Stockholders and CrossFirst Stockholders” beginning on page 159 for a discussion of the different rights associated with Busey common stock.
Busey stockholders and CrossFirst stockholders will have reduced ownership and voting interest in the combined company after the consummation of the merger and will exercise less influence over management.
Busey stockholders and CrossFirst stockholders currently have the right to vote in the election of the board of directors and on other matters affecting Busey and CrossFirst, respectively. When the merger is completed, each Busey stockholder and each CrossFirst stockholder will become a holder of common stock of the combined company, with a percentage ownership of the combined company that is smaller than the holder’s percentage ownership of either Busey or CrossFirst individually, as applicable, prior to the consummation of the merger. Based on the number of shares of Busey common stock and CrossFirst common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of Busey common stock expected to be issued in the merger, the former CrossFirst stockholders as a group are estimated to own approximately thirty-six and one-half percent (36.5%) of the fully diluted shares of the combined company immediately after the merger, and current Busey stockholders, as a group, are estimated to own approximately sixty-three and one half percent (63.5%) of the fully diluted shares of the combined company immediately after the merger. Because of this, CrossFirst stockholders may have less influence on the management and policies of the combined company than they now have on the management and policies of CrossFirst, and Busey stockholders may have less influence on the management and policies of the combined company than they now have on the management and policies of Busey.
Issuance of shares of Busey common stock in connection with the merger may adversely affect the market price of Busey common stock.
In connection with the payment of the merger consideration, Busey expects to issue approximately [  ] million shares of Busey common stock to CrossFirst stockholders. The issuance of these new shares of Busey common stock may result in fluctuations in the market price of Busey common stock, including a stock price decrease.
Certain Risks Associated with the Busey Articles Amendment
Busey is asking the Busey stockholders to approve an amendment to the Busey articles of incorporation to effect an increase in the number of authorized shares of Busey common stock from 100,000,000 to 200,000,000, to be effective only upon the completion of the merger. Because the Busey articles do not confer to its stockholders pre-emptive rights with respect to Busey common stock or Busey preferred stock, when the Busey board of directors elects to issue additional shares of Busey common stock in the future, existing stockholders would not have a preferential right to purchase these shares and could suffer substantial dilution. Stockholders would suffer dilution in the book value of their shares if the additional capital stock is sold at prices lower than the then current book value of shares of Busey common stock.
The proposed increase in the authorized number of shares of Busey common stock could have a number of effects on Busey stock depending upon the exact nature and circumstances of any actual issuances of authorized but unissued shares.
The issuance of additional shares of Busey common stock could reduce existing stockholders’ percentage ownership and voting power in Busey and, depending on the transaction in which they are issued, could affect the per share book value or other per share financial measures.
In addition, the issuance of additional shares to certain persons allied with Busey management could have the effect of making it more difficult to remove Busey’s current management, including the current board of directors, by diluting the stock ownership or voting rights of persons seeking to cause such removal. The increase could also have an anti-takeover effect, in that additional shares could be issued (within the limits imposed by applicable law) in one (1) or more transactions that could make a change in control or takeover of Busey more difficult. For example, additional shares could be issued by Busey so as to dilute the stock ownership or voting rights of persons seeking to obtain control of Busey, even if the persons seeking to obtain control offer an above-market premium that is favored by a majority of the independent stockholders. In the event of a hostile attempt to take control of Busey, it may be possible for the Busey board of directors to impede that attempt by issuing shares of Busey common stock, which would dilute the voting power for the other outstanding shares and increase the potential cost to acquire control of Busey. The Busey articles amendment therefore may have the effect of discouraging unsolicited takeover attempts, potentially limiting the opportunities of Busey stockholders to dispose of their shares at a premium, which may be offered in unsolicited takeover attempts or merger proposals. Busey has no plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Busey is not aware of any attempt, or contemplated attempt, to acquire control of Busey, and this proposal is not being presented with the intent that it be utilized as a type of anti-takeover device.
Holders of Busey common stock and CrossFirst common stock will not have appraisal rights or dissenters’ rights in the merger.
Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Under Section 92A.390 of the NCA, holders of Busey common stock will not be entitled to appraisal rights in connection with the merger. Under Section 17-6712(b)(1) of the KGCC, holders of CrossFirst common stock will not be entitled to appraisal rights in connection with the merger.
Stockholder or stockholder litigation could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of Busey and CrossFirst.
Stockholders of Busey and/or stockholders of CrossFirst may file lawsuits against Busey, CrossFirst and/or the directors and officers of either company in connection with the merger. One of the conditions to the closing is that no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting Busey or CrossFirst defendants from completing the merger, the bank merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to Busey and/or CrossFirst, including any cost associated with the indemnification of directors and officers of each company. Busey and CrossFirst may incur costs in connection with the defense or settlement of any stockholder or stockholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of Busey and CrossFirst and could prevent or delay the completion of the merger.
Risks Relating to Busey’s Business
You should read and consider risk factors specific to Busey’s business that will also affect the combined company after the merger. These risks are described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Busey’s Annual Report on Form 10-K for the year ended December 31, 2023, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Busey’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024 and June 30, 2024, and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 177 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.
Risks Relating to CrossFirst’s Business
You should read and consider risk factors specific to CrossFirst’s business that will also affect the combined company after the merger. These risks are described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of CrossFirst’s Annual Report on Form 10-K for the year ended December 31, 2023, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of CrossFirst’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024 and June 30, 2024, and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 177 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE BUSEY SPECIAL MEETING
This section contains information for Busey stockholders about the special meeting that Busey has called to allow Busey stockholders to consider and vote on the Busey merger proposal, the Busey articles amendment proposal, the Busey compensation proposal and the Busey adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the Busey special meeting, and a form of proxy card that the Busey board of directors is soliciting for use by Busey stockholders at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The Busey special meeting will be held virtually via the internet on [           ], 2024 at [      ], Central Time.
Matters to Be Considered
At the Busey special meeting, Busey stockholders will be asked to consider and vote upon the following proposals:
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the Busey merger proposal;

•
the Busey articles amendment proposal;

•
the Busey compensation proposal; and

•
the Busey adjournment proposal.

Recommendation of Busey’s Board of Directors
The Busey board of directors recommends that you vote “FOR” the Busey merger proposal, “FOR” the Busey articles amendment proposal, “FOR” the Busey compensation proposal and “FOR” the Busey adjournment proposal. See “The Merger — Busey’s Reasons for the Merger; Recommendation of Busey’s Board of Directors” beginning on page 66 for a more detailed discussion of the Busey board of directors’ recommendation.
Record Date and Quorum
The Busey board of directors has fixed the close of business on [      ], 2024 as the record date for the determination of Busey stockholders entitled to notice of and to vote at the Busey special meeting. As of the Busey record date, there were [      ] shares of Busey common stock outstanding.
A majority of the outstanding shares of Busey common stock that are entitled to vote as of the record date must be present at the Busey special meeting, either by attendance virtually via the Busey special meeting website or by proxy, in order to hold the Busey special meeting and conduct business. Shares are counted as present at the meeting if the stockholder either is present via the Busey special meeting website or has properly submitted a signed proxy card or other form of proxy. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote will not be included.
At the Busey special meeting, each share of Busey common stock is entitled to one (1) vote on all matters properly submitted to Busey stockholders.
As of the close of business on the Busey record date, Busey directors and executive officers and their affiliates owned and were entitled to vote approximately [      ] shares of Busey common stock, representing less than [      ] percent ([      ]%) of the outstanding shares of Busey common stock. We currently expect that Busey’s directors and executive officers will vote their shares in favor of the Busey merger proposal, the Busey articles amendment proposal, the Busey compensation proposal and the Busey adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Busey special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present for purposes of determining a quorum or present and voting for any of the proposals at the Busey special meeting. If your bank, broker, trustee or other nominee holds your shares of Busey common stock in “street name,” such entity will vote your shares of Busey common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions and Failure to Vote
Busey merger proposal:
Vote required:   Approval of the Busey merger proposal requires the affirmative vote of a majority of the voting power of the outstanding shares of Busey common stock entitled to vote on the Busey merger proposal. Approval of the Busey merger proposal is a condition to the completion of the merger.
Effect of abstentions and failure to vote:   If a Busey stockholder is present at the Busey special meeting and abstains from voting, responds by proxy with an “ABSTAIN,” fails to submit a proxy or vote at the Busey special meeting or fails to instruct its bank, broker, trustee or other nominee how to vote with respect to the Busey merger proposal (i.e. a broker non-vote), it will have the same effect as a vote “AGAINST” the Busey merger proposal.
Busey articles amendment proposal:
Vote required:   Approval of the Busey articles amendment proposal requires the affirmative vote of a majority of the voting power of the outstanding shares of Busey common stock entitled to vote on the Busey articles amendment proposal. Approval of the Busey articles amendment proposal is not a condition to the completion of the merger.
Effect of abstentions and failure to vote:   If a Busey stockholder is present at the Busey special meeting and abstains from voting, responds by proxy with an “ABSTAIN,” fails to submit a proxy or vote at the Busey special meeting or fails to instruct its bank, broker, trustee or other nominee how to vote with respect to the Busey articles amendment proposal (i.e. a broker non-vote), it will have the same effect as a vote “AGAINST” the Busey articles amendment proposal.
Busey compensation proposal:
Vote required:   Approval, on an advisory (non-binding) basis, of the Busey compensation proposal requires the affirmative vote of a majority of the voting power of the shares present or represented by proxy at the Busey special meeting and entitled to vote on the Busey compensation proposal. Approval of the Busey compensation proposal is not a condition to the completion of the merger.
Effect of abstentions and failure to vote:   If a Busey stockholder is present at the Busey special meeting and abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote cast “AGAINST” the Busey compensation proposal. If a Busey stockholder is not present at the Busey special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions (i.e. a broker non-vote), as applicable and as may be required, it will have no effect on such proposal.
Busey adjournment proposal:
Vote required:   Approval of the Busey adjournment proposal requires the affirmative vote of a majority of the voting power of the shares present or represented by proxy at the Busey special meeting and entitled to vote on the Busey adjournment proposal, whether or not a quorum is present. Approval of the Busey adjournment proposal is not a condition to the completion of the merger.
Effect of abstentions and failure to vote:   If a Busey stockholder is present at the Busey special meeting and abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote cast “AGAINST” the Busey adjournment proposal. If a Busey stockholder is not present at the Busey special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions (i.e. a broker non-vote), as applicable and as may be required, it will have no effect on such proposal.
Attending the Special Meeting
The Busey special meeting may be accessed via the Busey special meeting website, where Busey stockholders will be able to listen to the Busey special meeting, submit questions and vote online. You are entitled to attend the Busey special meeting via the Busey special meeting website only if you were a stockholder of record at the close of business on the record date (a “record holder”) or you held your Busey common stock beneficially in the name of a bank, broker, trustee or other nominee as of the record date (a “beneficial owner”), or you hold a valid proxy for the Busey special meeting.
If you are a record holder of Busey common stock, you will be able to attend the Busey special meeting online, submit questions and vote during the meeting by visiting [      ] and following the instructions. Please have your 16-digit control number, which can be found on your proxy card, notice or email previously received, to access the meeting. If you are a beneficial owner, you also will be able to attend the Busey special meeting online, submit questions and vote during the meeting by visiting [      ] and following the instructions. Please have your 16-digit control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, to access the meeting. Please review this information prior to the Busey special meeting to ensure you have access.
See “— Shares Held in Street Name” below for further information.
Busey encourages its stockholders to visit the meeting website above in advance of the Busey special meeting to familiarize themselves with the online access process. Online check-in will start fifteen (15) minutes prior to the start of the meeting, which will begin promptly at [      ], Central Time, on [      ], 2024. The virtual meeting platform is fully supported across various browsers (including Microsoft Edge, Mozilla Firefox, Google Chrome, and Safari) and devices (including desktops, laptops, tablets, and cell phones) provided that they are running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting. If you encounter any technical difficulties in accessing the meeting or during the meeting, a support number will be made available on the login page. A complete list of registered stockholders entitled to vote at the Busey special meeting will be made available for inspection during the meeting by clicking the designated stockholder list link that will appear on your screen.
Stockholders will have substantially the same opportunities to participate in the virtual Busey special meeting as they would have at a physical, in-person meeting. Stockholders as of the record date will be able to attend, vote, examine the stockholder list, and submit questions during a portion of the meeting via the online platform. To ensure the Busey special meeting is conducted in a manner that is fair to all stockholders, we may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. We reserve the right to edit or reject questions we deem inappropriate or not relevant to the Busey special meeting’s limited purpose.
Proxies
A holder of Busey common stock may vote by proxy or at the Busey special meeting via the Busey special meeting website. If you hold your shares of Busey common stock in your name as a record holder, to submit a proxy, you, as a holder of Busey common stock, may use one of the following methods:
•
by telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;

•
through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or

•
by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

Busey requests that Busey stockholders vote by telephone, via the internet or by completing and signing the accompanying proxy card and returning it to Busey as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Busey common stock represented by it will be voted at the Busey special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Busey merger proposal, “FOR” the Busey articles amendment proposal, “FOR” the Busey compensation proposal and “FOR” the Busey adjournment proposal.
If you are a beneficial owner, the holder should check the voting form used by your bank, broker, trustee or other nominee to determine whether the holder may vote by telephone or the internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the Busey special meeting virtually via the Busey special meeting website. Sending in your proxy card or voting by telephone or via the internet will not prevent you from voting your shares personally via the Busey special meeting website at the meeting because you may revoke your proxy at any time before it is voted.
Shares Held in Street Name
If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
Further, banks, brokers, trustees or other nominees who hold shares of Busey common stock on behalf of their customers may not give a proxy to Busey to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the Busey special meeting, including the Busey merger proposal, the Busey articles amendment proposal, the Busey compensation proposal and the Busey adjournment proposal.
Revocability of Proxies
If you directly hold shares of Busey common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at the Busey special meeting. You can do this by:
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submitting a written statement that you would like to revoke your proxy to the corporate secretary of Busey that is received by the corporate secretary prior to the start of the Busey special meeting;

•
signing and returning a proxy card with a later date;

•
attending the special meeting virtually, notifying the corporate secretary and voting at the special meeting; or

•
voting by telephone or the internet at a later time.

If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:
•
contacting your bank, broker, trustee or other nominee; or

•
attending the special meeting virtually and voting your shares if you have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee.

Attendance virtually at the Busey special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Busey after the vote will not affect the vote. Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to: First Busey Corporation, 100 W. University Ave., Champaign, Illinois 61820-3910, Attention: Corporate Secretary. If the Busey special meeting is postponed or adjourned, it will not affect the ability of Busey stockholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to Busey stockholders residing at the same address, unless such Busey stockholders have notified Busey of their desire to receive multiple copies of the joint proxy statement/prospectus.
Busey will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any Busey stockholder residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to First Busey Corporation, 100 W. University Ave., Champaign, Illinois 61820-3910, Attention: Corporate Secretary, telephone (217) 365-4630.
Solicitation of Proxies
Busey and CrossFirst will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. Busey may request banks, brokers, trustees and other intermediaries holding shares of Busey common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Busey. No additional compensation will be paid to Busey’s directors, officers or employees for solicitation.
Other Matters to Come Before the Busey Special Meeting
Busey management knows of no other business to be presented at the Busey special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the Busey board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding Busey’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact First Busey Corporation, 100 W. University Ave., Champaign, Illinois 61820-3910, Attention: Corporate Secretary, telephone (217) 365-4630.

BUSEY PROPOSALS
PROPOSAL 1:   BUSEY MERGER PROPOSAL
Pursuant to the merger agreement, Busey is asking Busey stockholders to approve the merger agreement and the transactions contemplated thereby, including the merger and the issuance of Busey common stock to holders of CrossFirst common stock pursuant to the merger agreement (including for purposes of complying with Nasdaq Listing Rule 5635(a), which requires approval of the issuance of shares of Busey common stock in an amount that exceeds 20% of the currently outstanding shares of Busey common stock). Busey stockholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
Nasdaq Listing Rule 5635(a) requires a company listed on Nasdaq to obtain stockholder approval prior to the issuance of common stock (or other securities convertible into or exercisable for common stock) in connection with the acquisition of the stock or assets of another company if such securities are not issued in a public offering for cash, and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such securities. If the merger is completed pursuant to the merger agreement, Busey expects to issue up to approximately [      ] million shares of Busey common stock in connection with the merger based on the number of shares of CrossFirst common stock outstanding as of [      ], 2024, the record date for the CrossFirst special meeting. Accordingly, the potential issuance of Busey common stock in the merger will exceed the 20% threshold under the Nasdaq Listing Rules. Therefore, in order to ensure compliance with Nasdaq Listing Rule 5635(a), Busey must obtain the approval of the Busey stockholders for the issuance of Busey common stock to holders of CrossFirst common stock pursuant to the merger agreement. Approval of the Busey merger proposal will constitute the required approval of the issuance of Busey common stock required by Nasdaq Listing Rule 5635(a).
After careful consideration, the Busey board of directors determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Busey and its stockholders and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. See “The Merger — Busey’s Reasons for the Merger; Recommendation of Busey’s Board of Directors” beginning on page 66 for a more detailed discussion of the Busey board of directors’ recommendation.
The approval of the Busey merger proposal by Busey stockholders is a condition to the completion of the merger.
The Busey board of directors unanimously recommends a vote “FOR” the Busey merger proposal.
PROPOSAL 2:   BUSEY ARTICLES AMENDMENT PROPOSAL
Busey is asking the Busey stockholders to approve an amendment to the Busey articles of incorporation to effect an increase in the number of authorized shares of Busey common stock from 100,000,000 to 200,000,000, to be effective only upon the completion of the merger. The approval of the Busey articles amendment proposal is not a condition to the completion of the merger but will only be implemented if the merger is completed. A copy of the proposed articles of amendment to the Busey articles of incorporation is attached to this joint proxy statement/prospectus as Annex B. Busey stockholders should read the Busey articles amendment in its entirety.
Under the existing Busey articles, Busey is authorized to issue 100,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of the record date, [      ], 2024, [      ] shares of common stock were issued and outstanding. An additional [      ] shares of common stock are reserved for issuance pursuant to Busey’s equity incentive plans. Only [      ] shares of common stock remain available for issuance.

Purpose and Effect of the Busey Articles Amendment
The Busey board of directors is recommending the proposed Busey articles amendment to increase the number of authorized shares of Busey common stock to give Busey the ability and flexibility to issue shares of Busey common stock after the merger for future corporate needs without the expense and delay associated with a special stockholders’ meeting, except where stockholder approval is required by applicable law, or as set forth below for any defensive or anti-takeover purpose. The Busey board of directors believes that additional authorized shares of Busey common stock would give Busey the necessary ability and flexibility to issue shares for various corporate purposes, including, but not limited to, capital-raising or financing transactions, potential strategic transactions, including mergers, acquisitions, and other business combinations; grants and awards under equity compensation plans; stock splits and dividends; and other general corporate purpose transactions.
As a general matter, Busey would be able to issue the additional authorized shares of Busey common stock in its discretion from time to time, subject to and as limited by the rules or listing requirements of Nasdaq or any other then-applicable securities exchange, and without further action or approval of Busey’s stockholders. The discretion of the Busey board of directors, however, would be subject to any other applicable rules and regulations in the case of any particular issuance or reservation for issuance that might require Busey’s stockholders to approve such transaction. After giving effect to the merger, it is expected that Busey will have approximately [      ] shares of Busey common stock issued and outstanding and approximately [      ] shares of Busey common stock reserved for issuance in connection with various stock-based equity awards (assuming performance goals applicable to Busey and CrossFirst performance awards are satisfied at the maximum level), leaving it with [      ] authorized shares of Busey common stock available for future issuance. By approving the Busey articles amendment, stockholders are voting to increase Busey’s authorized common stock effective upon the completion of the merger by an additional 100,000,000 shares of Busey common stock, for a total authorized capital stock of 201,000,000 shares.
As of the date of this joint proxy statement/prospectus, Busey has no immediate plans, proposals, understandings, agreements or commitments to issue the additional shares of Busey common stock (other than in connection with the merger as described in this joint proxy statement/prospectus) that Busey is seeking through the articles amendment for funding, acquisitions or any other purpose. However, Busey reviews and evaluates potential capital-raising activities, strategic transactions and other corporate actions on an ongoing basis to determine if such actions would be in the best interest of Busey and in the best interest of its stockholders.
Proposed amendment to Busey articles
If the proposed amendment is approved by Busey stockholders, Paragraph A of Article IV of the Busey articles will be amended to read as follows:
“A. Classes and Number of Shares. The total number of shares of all classes of stock the Corporation shall have authority to issue is 201,000,000 shares. The classes and the aggregate number of shares of stock of each class which the Corporation shall have authority to issue are as follows:
1.   200,000,000 shares of Common Stock, $0.001 par value per share.
2.   1,000,000 shares of Preferred Stock, $0.001 par value per share.”
If the Busey articles amendment proposal is approved, the Busey articles amendment will become effective upon the filing of an amendment to the Busey articles with the Secretary of State of the State of Nevada. The Busey articles amendment will become effective immediately prior to the effective time, subject to the completion of the merger. If the Busey articles amendment proposal is not approved, no amendment with respect to an increase in the number of authorized shares of common stock will be filed with the Secretary of State of the State of Nevada, and the proposal will not be implemented.
The approval of the Busey articles amendment proposal by Busey stockholders is not a condition to the completion of the merger.

No Dissenters’ Rights
No dissenters’ rights are available to any stockholder who dissents from the proposals to amend the articles of incorporation under the NCA or under the current Busey articles of incorporation.
The approval of the Busey articles amendment proposal by Busey stockholders is not a condition to the completion of the merger. The Busey articles amendment will become effective immediately prior to the effective time, subject to the completion of the merger.
The Busey board of directors unanimously recommends a vote “FOR” the Busey articles amendment proposal.
PROPOSAL 3:   BUSEY COMPENSATION PROPOSAL
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Busey is seeking a non-binding, advisory stockholder approval of the compensation of Busey’s named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “The Merger — Interests of Certain Busey Directors and Executive Officers in the Merger — Quantification of Potential Payments and Benefits to Busey’s Named Executive Officers in Connection with the Merger” beginning on page 106. The proposal gives Busey stockholders the opportunity to express their views on the merger-related compensation of Busey’s named executive officers.
Accordingly, Busey is asking Busey stockholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to the Busey named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of Certain Busey Directors and Executive Officers in the Merger — Quantification of Potential Payments and Benefits to Busey’s Named Executive Officers in Connection with the Merger,” are hereby APPROVED.”
The advisory vote on the Busey compensation proposal is a vote separate and apart from the votes on the Busey merger proposal, the Busey articles amendment proposal and the Busey adjournment proposal. Accordingly, if you are a holder of Busey common stock, you may vote to approve the Busey merger proposal, the Busey articles amendment proposal and/or the Busey adjournment proposal and vote not to approve the Busey compensation proposal, and vice versa. The approval of the Busey compensation proposal by Busey stockholders is not a condition to the completion of the merger. If the merger is completed, the merger-related compensation will be paid to Busey’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Busey stockholders fail to approve the advisory vote regarding merger-related compensation.
The approval of the Busey compensation proposal by Busey stockholders is not a condition to the completion of the merger.
The Busey board of directors unanimously recommends a vote “FOR” the Busey compensation proposal.
PROPOSAL 4:   BUSEY ADJOURNMENT PROPOSAL
The Busey special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Busey special meeting to approve the Busey merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Busey stockholders. If, at the Busey special meeting, the number of shares of Busey common stock present or represented and voting in favor of the Busey merger proposal is insufficient to approve the Busey merger proposal, Busey intends to move to adjourn the Busey special meeting in order to enable the Busey board of directors to solicit additional proxies for approval of the Busey merger proposal. In that event, Busey will ask Busey stockholders to vote upon the Busey adjournment proposal, but not the Busey merger proposal, the Busey articles amendment proposal or the Busey compensation proposal.

In this proposal, Busey is asking Busey stockholders to authorize the holder of any proxy solicited by the Busey board of directors, on a discretionary basis, (i) if there are not sufficient votes at the time of the Busey special meeting to approve the Busey merger proposal or (ii) if necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Busey stockholders, to vote in favor of adjourning the Busey special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Busey stockholders who have previously voted. Pursuant to the Busey bylaws, the Busey special meeting may be adjourned without new notice being given, but if the date of any adjourned meeting is more than sixty (60) days after the date for which the Busey special meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the meeting.
The approval of the Busey adjournment proposal by Busey stockholders is not a condition to the completion of the merger.
The Busey board of directors unanimously recommends a vote “FOR” the Busey adjournment proposal.

THE CROSSFIRST SPECIAL MEETING
This section contains information for CrossFirst stockholders about the special meeting that CrossFirst has called to allow CrossFirst stockholders to consider and vote on the CrossFirst merger proposal, the CrossFirst compensation proposal and the CrossFirst adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the CrossFirst special meeting and a form of proxy card that the CrossFirst board of directors is soliciting for use by CrossFirst stockholders at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The CrossFirst special meeting will be held virtually via the internet on [      ], 2024 at [      ], at [      ], Central Time.
Matters to Be Considered
At the CrossFirst special meeting, CrossFirst stockholders will be asked to consider and vote upon the following proposals:
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the CrossFirst merger proposal;

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the CrossFirst compensation proposal; and

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the CrossFirst adjournment proposal.

Recommendation of CrossFirst’s Board of Directors
The CrossFirst board of directors recommends that you vote “FOR” the CrossFirst merger proposal, “FOR” the CrossFirst compensation proposal and “FOR” the CrossFirst adjournment proposal. See “The Merger — CrossFirst’s Reasons for the Merger; Recommendation of CrossFirst’s Board of Directors” beginning on page 78 for a more detailed discussion of the CrossFirst board of directors’ recommendation.
Record Date and Quorum
The CrossFirst board of directors has fixed the close of business on [      ], 2024 as the record date for the determination of CrossFirst stockholders entitled to notice of and to vote at the CrossFirst special meeting. As of the CrossFirst record date, there were [      ] shares of CrossFirst common stock outstanding.
The presence at the CrossFirst special meeting, either by attendance virtually via the CrossFirst special meeting website or by proxy, of holders of a majority of the shares of CrossFirst common stock entitled to vote at the CrossFirst special meeting will constitute a quorum for the transaction of business at the CrossFirst special meeting. If you fail to submit a proxy prior to the special meeting or are not present at the CrossFirst special meeting virtually, your shares of CrossFirst common stock will not be counted towards a quorum. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum but not a broker non-vote or other failure to vote will not be included.
Under the CrossFirst bylaws, if a quorum is not present at the CrossFirst special meeting, the chairman of the CrossFirst special meeting or holders of a majority of the shares of CrossFirst common stock entitled to vote who are present (including virtually via the CrossFirst special meeting website) or represented by proxy at the CrossFirst special meeting may adjourn the CrossFirst special meeting.
At the CrossFirst special meeting, each share of CrossFirst common stock is entitled to one (1) vote on all matters properly submitted to CrossFirst stockholders. The holders of CrossFirst preferred stock are not entitled to vote at the CrossFirst special meeting.
As of the close of business on the CrossFirst record date, CrossFirst directors and executive officers and their affiliates owned and were entitled to vote approximately [      ] million shares of CrossFirst common stock, representing less than [      ] percent ([      ] %) of the outstanding shares of CrossFirst common stock.

We currently expect that CrossFirst’s directors and executive officers will vote their shares in favor of the CrossFirst merger proposal, the CrossFirst compensation proposal and the CrossFirst adjournment proposal, although none of them has entered into any agreements obligating them to do so.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the CrossFirst special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present for purposes of determining a quorum or present and voting for any of the proposals at the CrossFirst special meeting. If your bank, broker, trustee or other nominee holds your shares of CrossFirst common stock in “street name,” such entity will vote your shares of CrossFirst common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee.
Vote Required; Treatment of Abstentions and Failure to Vote
CrossFirst merger proposal:
Vote required:   Approval of the CrossFirst merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of CrossFirst common stock entitled to vote thereon. Approval of the CrossFirst merger proposal is a condition to the completion of the merger.
Effect of abstentions and failure to vote:   If a CrossFirst stockholder is present at the CrossFirst special meeting and abstains from voting, responds by proxy with an “ABSTAIN,” fails to submit a proxy or vote at the CrossFirst special meeting or fails to instruct his, her or its bank, broker, trustee or other nominee how to vote with respect to the CrossFirst merger proposal (i.e. a broker non-vote), it will have the same effect as a vote “AGAINST” the CrossFirst merger proposal.
CrossFirst compensation proposal:
Vote required:   Approval, on an advisory (non-binding) basis, of the CrossFirst compensation proposal requires the affirmative vote of a majority of the votes properly cast for or against the CrossFirst compensation proposal at the CrossFirst special meeting. Approval of the CrossFirst compensation proposal is not a condition to the completion of the merger.
Effect of abstentions and failure to vote:   If a CrossFirst stockholder is present at the CrossFirst special meeting and abstains from voting, or responds by proxy with an “ABSTAIN,” is not present at the CrossFirst special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions (i.e. a broker non-vote), as applicable and as may be required, it will have no effect on such proposal.
CrossFirst adjournment proposal:
Vote required:   If a quorum is present at the CrossFirst special meeting, approval of the CrossFirst adjournment proposal requires the affirmative vote of a majority of the votes properly cast for or against the CrossFirst adjournment proposal. In the absence of a quorum at the CrossFirst special meeting, approval of the CrossFirst adjournment proposal requires the affirmative vote of a majority of the shares of CrossFirst common stock entitled to vote on the CrossFirst adjournment proposal present virtually or by proxy at the CrossFirst special meeting. Approval of the CrossFirst adjournment proposal is not a condition to the completion of the merger.
Effect of abstentions and failure to vote:
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If a quorum is present at the CrossFirst special meeting.   If a CrossFirst stockholder is present at the CrossFirst special meeting and abstains from voting, or responds by proxy with an “ABSTAIN,” is not present at the CrossFirst special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions (i.e. a broker non-vote), as applicable and as may be required, it will have no effect on the outcome of the CrossFirst adjournment proposal.
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In the absence of a quorum.   If a CrossFirst stockholder is present at the CrossFirst special meeting and abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote cast “AGAINST” the CrossFirst adjournment proposal, and if a CrossFirst stockholder is not present at the CrossFirst special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions (i.e. a broker non-vote), as applicable and as may be required, it will have no effect on the CrossFirst adjournment proposal.

Attending the Special meeting
The CrossFirst special meeting may be accessed via the CrossFirst special meeting website, where CrossFirst stockholders will be able to listen to the CrossFirst special meeting, submit questions and vote online. You are entitled to attend the CrossFirst special meeting via the CrossFirst special meeting website only if you were a stockholder of record at the close of business on the record date (a “record holder”) or you held your CrossFirst common stock beneficially in the name of a bank, broker, trustee or other nominee as of the record date (a “beneficial owner”).
If you are a record holder of CrossFirst common stock, you will be able to attend the CrossFirst special meeting online, submit questions and vote during the meeting by visiting [      ] and following the instructions. Please have your 16-digit control number, which can be found on your proxy card, notice or email previously received, to access the meeting. If you are a beneficial owner, you also will be able to attend the CrossFirst special meeting online, submit questions and vote during the meeting by visiting [      ] and following the instructions. Please have your 16-digit control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, to access the meeting. Please review this information prior to the CrossFirst special meeting to ensure you have access.
See “— Shares Held in Street Name” below for further information.
CrossFirst encourages its stockholders to visit the meeting website above in advance of the CrossFirst special meeting to familiarize themselves with the online access process. Online check-in will start fifteen (15) minutes prior to the start of the meeting, which will begin promptly at [      ], Central Time, on [      ], 2024. The virtual meeting platform is fully supported across various browsers (including Microsoft Edge, Mozilla Firefox, Google Chrome, and Safari) and devices (including desktops, laptops, tablets, and cell phones) provided that they are running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting. If you encounter any technical difficulties in accessing the meeting or during the meeting, a support number will be made available on the login page. A complete list of registered stockholders entitled to vote at the CrossFirst special meeting will be made available for inspection during the meeting by clicking the designated stockholder list link that will appear on your screen.
Stockholders will have substantially the same opportunities to participate in the virtual CrossFirst special meeting as they would have at a physical, in-person meeting. Stockholders as of the record date will be able to attend, vote, examine the stockholder list, and submit questions during a portion of the meeting via the online platform. To ensure the CrossFirst special meeting is conducted in a manner that is fair to all stockholders, we may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. We reserve the right to edit or reject questions we deem inappropriate or not relevant to the CrossFirst special meeting.
Proxies
A holder of CrossFirst common stock may vote in advance by proxy or during the CrossFirst special meeting. If you hold your shares of CrossFirst common stock in your name as a record holder, to submit a proxy, you, as a holder of CrossFirst common stock, may use one of the following methods:

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by telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;

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through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or

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by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

CrossFirst requests that CrossFirst stockholders vote by telephone, via the internet or by completing and signing the accompanying proxy card and returning it to CrossFirst as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of CrossFirst common stock represented by it will be voted at the CrossFirst special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the CrossFirst merger proposal, “FOR” the CrossFirst compensation proposal and “FOR” the CrossFirst adjournment proposal.
If you are a beneficial owner, you should check the voting form used by your bank, broker, trustee or other nominee to determine whether you may vote by telephone or the internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the CrossFirst special meeting virtually. Sending in your proxy card or voting by telephone or via the internet will not prevent you from attending the meeting or voting your shares personally via the CrossFirst special meeting website at the meeting because you may revoke your proxy at any time before it is voted.
Shares Held in Street Name
If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
Further, banks, brokers, trustees or other nominees who hold shares of CrossFirst common stock on behalf of their customers may not give a proxy to CrossFirst to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the CrossFirst special meeting, including the CrossFirst merger proposal, the CrossFirst compensation proposal and the CrossFirst adjournment proposal.
Revocability of Proxies
If you directly hold shares of CrossFirst common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at the meeting. You can do this by:
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submitting a written statement that you would like to revoke your proxy to the corporate secretary of CrossFirst that is received by the corporate secretary prior to the start of the CrossFirst special meeting;

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signing and returning a proxy card with a later date;

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attending the CrossFirst special meeting virtually and voting at the special meeting; or

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voting by telephone or the internet at a later time.

If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by
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contacting your bank, broker, trustee or other nominee; or

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attending the CrossFirst special meeting virtually and voting if you have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee.

Attendance at the CrossFirst special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by CrossFirst after the voting polls are closed at the meeting will not affect the vote. Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to CrossFirst Bankshares, Inc., 11440 Tomahawk Creek Parkway, Leawood, Kansas 66211. Attention: Corporate Secretary. If the CrossFirst special meeting is postponed or adjourned, it will not affect the ability of CrossFirst stockholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to CrossFirst stockholders residing at the same address, unless such CrossFirst stockholders have notified CrossFirst of their desire to receive multiple copies of the joint proxy statement/prospectus.
CrossFirst will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any CrossFirst stockholder residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to CrossFirst’s proxy solicitor, Georgeson LLC, by calling toll-free at (877) 278-4775.
Solicitation of Proxies
Busey and CrossFirst will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, CrossFirst has retained Georgeson LLC, and will pay them a fee of $[           ] plus reasonable expenses for these services. CrossFirst and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of CrossFirst common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of CrossFirst. No additional compensation will be paid to CrossFirst’s directors, officers or employees for solicitation.
You should not send in any CrossFirst stock certificates with your proxy card (or, if you are a beneficial owner, your voting instruction card). The exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to CrossFirst stockholders as soon as practicable after the completion of the merger.
Other Matters to Come Before the CrossFirst Special Meeting
CrossFirst management knows of no other business to be presented at the CrossFirst special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the CrossFirst board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding CrossFirst’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact the Corporate Secretary at CrossFirst Bankshares, Inc., 11440 Tomahawk Creek Parkway, Leawood, Kansas 66211, (913) 901-4516, legal@crossfirst.com or CrossFirst’s proxy solicitor, Georgeson LLC, by calling toll-free at (877) 278-4775.

CROSSFIRST PROPOSALS
PROPOSAL 1:   CROSSFIRST MERGER PROPOSAL
Pursuant to the merger agreement, CrossFirst is asking CrossFirst stockholders to approve the merger agreement. CrossFirst stockholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the transactions contemplated thereby. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the CrossFirst board of directors, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of CrossFirst and CrossFirst stockholders. See “The Merger — CrossFirst’s Reasons for the Merger; Recommendation of CrossFirst’s Board of Directors” beginning on page 78 for a more detailed discussion of the CrossFirst board of directors’ recommendation.
The approval of the CrossFirst merger proposal by CrossFirst stockholders is a condition to the completion of the merger.
The CrossFirst board of directors unanimously recommends a vote “FOR” the CrossFirst merger proposal.
PROPOSAL 2:   CROSSFIRST COMPENSATION PROPOSAL
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, CrossFirst is voluntarily seeking a non-binding, advisory stockholder approval of the compensation of CrossFirst’s named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “The Merger — Interests of Certain CrossFirst Directors and Executive Officers in the Merger — Quantification of Potential Payments and Benefits to CrossFirst’s Named Executive Officers in Connection with the Merger” beginning on page 101. The proposal gives CrossFirst stockholders the opportunity to express their views on the merger-related compensation of CrossFirst’s named executive officers.
Accordingly, CrossFirst is asking CrossFirst stockholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to the CrossFirst named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of Certain CrossFirst Directors and Executive Officers in the Merger — Potential Payments and Benefits to CrossFirst’s Named Executive Officers in Connection with the Merger,” are hereby APPROVED.”
The advisory vote on the CrossFirst compensation proposal is a vote separate and apart from the votes on the CrossFirst merger proposal and the CrossFirst adjournment proposal. The approval of the CrossFirst compensation proposal by CrossFirst stockholders is not a condition to the completion of the merger. If the merger is completed, the merger-related compensation will be paid to CrossFirst’s named executive officers to the extent payable in accordance with the terms of their compensation arrangements even if CrossFirst stockholders fail to approve the advisory vote regarding merger-related compensation.
The CrossFirst board of directors unanimously recommends a vote “FOR” the advisory CrossFirst compensation proposal.
PROPOSAL 3:   CROSSFIRST ADJOURNMENT PROPOSAL
The CrossFirst special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the CrossFirst special meeting to approve the CrossFirst merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to CrossFirst stockholders.

If, at the CrossFirst special meeting, the number of shares of CrossFirst common stock present or represented and voting in favor of the CrossFirst merger proposal is insufficient to approve the CrossFirst merger proposal, CrossFirst intends to move to adjourn the CrossFirst special meeting in order to enable the CrossFirst board of directors to solicit additional proxies for approval of the CrossFirst merger proposal. In that event, CrossFirst will ask CrossFirst stockholders to vote upon the CrossFirst adjournment proposal, but not the CrossFirst merger proposal or the CrossFirst compensation proposal.
In this proposal, CrossFirst is asking CrossFirst stockholders to authorize the holder of any proxy solicited by the CrossFirst board of directors on a discretionary basis (i) if there are not sufficient votes at the time of the CrossFirst special meeting to approve the CrossFirst merger proposal or (ii) if necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to CrossFirst stockholders, to vote in favor of adjourning the CrossFirst special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from CrossFirst stockholders who have previously voted. Pursuant to the CrossFirst bylaws, the CrossFirst special meeting may be adjourned without new notice being given, but if the adjournment is for more than thirty (30) days or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the meeting.
The CrossFirst adjournment proposal is in addition to, and not in lieu of, the authority of the chairman of the meeting under the CrossFirst bylaws to adjourn the CrossFirst special meeting without a vote of stockholders in the absence of a quorum at the CrossFirst special meeting.
The approval of the CrossFirst adjournment proposal by CrossFirst stockholders is not a condition to the completion of the merger.
The CrossFirst board of directors unanimously recommends a vote “FOR” the CrossFirst adjournment proposal.

INFORMATION ABOUT THE COMPANIES
Busey
Busey is a Nevada corporation organized in 1980, a public company listed on Nasdaq (common stock symbol “BUSE”), and a bank holding company that has elected to become a financial holding company. Busey provides diversified financial services, primarily through its principal subsidiary, Busey Bank, an Illinois-chartered commercial bank organized in 1868 with its headquarters in Champaign, Illinois.
Busey conducts the business of banking and provides related banking services, asset management, brokerage, and fiduciary services through Busey Bank, and provides payment technology solutions through FirsTech, Inc., a wholly owned subsidiary of Busey Bank.
Busey Bank offers a range of diversified financial products and services for consumers and businesses, including online and mobile banking capabilities to conveniently serve its customers’ needs. Commercial services include commercial, commercial real estate, and real estate construction loans, as well as commercial depository services such as cash management. Retail banking services include residential real estate, home equity lines of credit, consumer loans, customary types of demand and savings deposits, money transfers, safe deposit services, and individual retirement accounts and other fiduciary services through its banking centers, automated teller machines, and technology-based networks. Busey Bank also provides a full range of asset management, investment, brokerage, fiduciary, philanthropic advisory, tax preparation, and farm management services to individuals, businesses, and foundations through its wealth management business. Busey Bank’s primary markets are central Illinois; northern Illinois, including the Chicago metropolitan area; the St. Louis, Missouri, metropolitan area; southwest Florida; and central Indiana.
As of June 30, 2024 and for the preceding six (6) months, as applicable, Busey had total consolidated assets of approximately $12.0 billion, net interest income after provision for credit losses of approximately $150.9 million, total noninterest income of approximately $68.8 million, net income of approximately $53.6 million, a common equity tier 1 capital ratio of 13.2%, a tier 1 capital ratio of 14.04%, a total capital ratio of 17.50%, a tier 1 leverage ratio of 10.69% and stockholders’ equity of approximately $1.33 billion.
Busey has its main office at 100 W. University Ave., Champaign, Illinois 61820. Its telephone number is (217) 365-4630.
CrossFirst
CrossFirst Bankshares, Inc., a Kansas corporation and registered bank holding company, is the holding company for CrossFirst Bank. CrossFirst Bank was established as a Kansas state-chartered bank in 2007 and is a full-service financial institution that offers products and services to businesses, professionals, individuals, and families. CrossFirst Bank, headquartered in Leawood, Kansas, has locations in Kansas, Missouri, Oklahoma, Texas, Arizona, Colorado, and New Mexico.
CrossFirst Bank was organized by a group of financial executives and prominent business leaders with a shared vision to couple highly experienced people with technology to offer unprecedented levels of personal service to clients.
CrossFirst’s common stock is traded on Nasdaq under the symbol “CFB.” The principal executive offices of CrossFirst are located 11440 Tomahawk Creek Parkway, Leawood, Kansas 66211, and its telephone number is (913) 901-4516.

THE MERGER
This section of the joint proxy statement/prospectus describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the merger. In addition, we incorporate important business and financial information about each of us into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 177.
Terms of the Merger
Each of Busey’s and CrossFirst’s respective board of directors has unanimously approved the merger agreement. The merger agreement provides that, pursuant to the terms and subject to the conditions set forth in the merger agreement, CrossFirst will merge with and into Busey, with Busey as the surviving corporation in the merger, which is referred to as the merger. At a date and time following the merger as determined by Busey, CrossFirst Bank will merge with and into Busey Bank, with Busey Bank as the surviving bank, which is referred to as the bank merger. In addition, Busey Bank has applied to become a member bank of the Federal Reserve System.
Each share of CrossFirst common stock issued and outstanding immediately prior to the effective time, except for certain shares owned by Busey or CrossFirst (subject to certain exceptions described in the merger agreement), will be converted into the right to receive 0.6675 of a share of Busey common stock. CrossFirst stockholders who would otherwise be entitled to a fraction of a share of Busey common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the Busey closing share value.
Busey stockholders are being asked to approve the Busey merger proposal, and CrossFirst stockholders are being asked to approve the CrossFirst merger proposal. See the section entitled “The Merger Agreement” beginning on page 177 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.
Background of the Merger
As part of their respective ongoing consideration and evaluation of their long-term prospects and strategies, the CrossFirst board of directors and the Busey board of directors and the senior management of CrossFirst and Busey each regularly review CrossFirst’s and Busey’s respective business strategies and objectives, including assessing potentially available strategic growth opportunities for business combinations and other strategic transactions, as part of their continuous efforts to enhance value for their respective stockholders and to deliver the best possible services and support to their respective customers and communities. These reviews have included consideration of, among other things, prospects and developments in the financial services industry, the financial markets, the regulatory environment, the economy generally and the implications of the foregoing for financial institutions generally and for CrossFirst and Busey in particular. These reviews have also included the benefits and risks to CrossFirst and Busey and their respective stockholders of pursuing business combinations or other strategic transactions compared to the benefits and risks of a standalone business strategy.
As part of its business strategy and objectives, CrossFirst has actively pursued acquisitions, having completed two acquisitions in the previous two years. Similarly, acquisitions have formed a key component of Busey’s business and strategy, with Busey having completed eight acquisitions since 2015. In addition, each of the CrossFirst board of directors and the Busey board of directors, as well as members of CrossFirst’s and Busey’s senior management, regularly meet with representatives of various investment banking and financial advisory firms experienced in the financial services industry to discuss, among other things, market conditions, industry trends, CrossFirst’s and Busey’s respective performance and potential opportunities for business combinations and other strategic transactions.
In this regard, CrossFirst received assistance from KBW and Squire Patton Boggs (US) LLP (“Squire Patton Boggs”) in connection with its assessment of potential strategic growth opportunities and its long-term prospects and strategies. CrossFirst engaged KBW as its financial advisor and Squire Patton Boggs as its outside legal counsel in connection with a potential transaction involving CrossFirst and Busey.
Certain members of senior management of each of CrossFirst and Busey, including Michael J. Maddox, President and Chief Executive Officer of CrossFirst, and Jeffrey D. Jones, Executive Vice President and Chief Financial Officer of Busey, were familiar with one another prior to the initiation of discussions regarding any potential transaction involving CrossFirst and Busey and have periodically discussed trends in the financial services industry and their respective companies generally in meetings at investor and banking industry conferences.
At a regularly scheduled meeting of the Busey board of directors held on January 24, 2024, as part of a general discussion on potential acquisitions and other strategic transactions, Van A. Dukeman, Chairman and Chief Executive Officer of Busey, reported to the Busey board of directors that he and Mr. Maddox were planning to meet for lunch at an industry conference to be held later in January 2024. The Busey board of directors was supportive of Busey exploring the possibility of a transaction with CrossFirst.
On January 31, 2024, at an industry conference in Phoenix, Arizona, Messrs. Maddox, Dukeman and Jones met for lunch and discussed CrossFirst and Busey, including their respective cultures, philosophies, business strategies, governance, operating models, objectives and strategic opportunities and challenges. In a subsequent phone call, Messrs. Maddox and Dukeman agreed that a potential strategic transaction involving CrossFirst and Busey (the “potential transaction”) merited further consideration and subsequently arranged to meet again.
On February 12, 2024, Mr. Dukeman reached out to Mr. Maddox by telephone to schedule a subsequent meeting.
Messrs. Maddox and Dukeman met in Scottsdale, Arizona on February 20, 2024, and discussed the potential compatibility of CrossFirst and Busey and the possibility of pursuing a strategic transaction involving a combination of their two companies’ businesses, including the potential benefits that could arise from such a strategic transaction. Although neither Mr. Dukeman nor Mr. Maddox made any specific proposal in this meeting, they discussed certain key terms to be considered in a potential transaction, including that the transaction should be an all common stock exchange, and certain governance and other matters such as the composition of the board of directors of the combined company, name and branding, senior executive leadership and the various contributions that each of Busey and CrossFirst would bring to a combined company. While Mr. Dukeman and Mr. Maddox did not discuss any definitive pricing terms, they discussed as a general matter that the pro forma ownership and the composition of the board of directors of the combined company should reflect the relative strategic and financial contributions of each of Busey and CrossFirst to the combined company (the “contribution analysis”), which included, among others, contributions of loans, deposits, equity and earnings.
At a regularly scheduled meeting of the CrossFirst board of directors on February 28, 2024, with members of CrossFirst management and representatives of KBW in attendance, Mr. Maddox informed the CrossFirst board of directors of his conversations with Mr. Dukeman. Representatives of KBW provided an overview of the outlook for the banking industry and the impact of scale on profitability for banks and discussed certain financial, industry and economic factors CrossFirst might consider when evaluating potential strategic transactions. Representatives of KBW then reviewed different hypothetical and potential strategic transactions involving CrossFirst, including a potential strategic transaction with Busey, and illustrative pro forma financial effects of such hypothetical and potential strategic transactions. In executive session, the CrossFirst board of directors further discussed the CrossFirst board of directors’ interest in pursuing strategic transaction opportunities in general and with Busey in particular and directed CrossFirst management to continue discussions with Busey regarding a potential strategic transaction, and authorized the execution of a mutual confidentiality and non-disclosure agreement with Busey.
On February 28, 2024, in light of the continued interest of CrossFirst and Busey and their respective boards of directors in pursuing the potential transaction, CrossFirst and Busey entered into a mutual confidentiality and non-disclosure agreement (referred to as the “confidentiality agreement”) to facilitate further discussion by allowing for the sharing of non-public information between the parties and ultimately for detailed reciprocal due diligence. The confidentiality agreement included customary standstill provisions applicable to each of CrossFirst and Busey.

Discussions regarding the potential transaction continued between Messrs. Maddox and Dukeman at a meeting in Scottsdale, Arizona on March 1, 2024. Their discussion addressed numerous topics, including the strategic and financial benefits of a combination of the two companies’ businesses, expanded growth possibilities for a combined company, the complementary nature of the two companies’ businesses and the compatibility of the two companies’ cultures and values and senior management roles. Mr. Dukeman and Mr. Maddox also discussed various considerations and proposals with respect to the composition and size of the board of directors of the combined company, but no specific agreement was reached at the time.
On March 7, 2024, Messrs. Maddox and Dukeman spoke by telephone and continued to discuss the potential transaction. Messrs. Maddox and Dukeman agreed that the next step would be scheduling meetings between Mr. Maddox and the Busey board of directors, and Mr. Dukeman and the CrossFirst board of directors, to introduce their respective organizations.
On March 18, 2024, a special meeting of the Corporate Governance & Nominating Committee of the CrossFirst board of directors was held, with Mr. Maddox and members of CrossFirst’s senior management also in attendance. At this meeting, Mr. Maddox provided an update regarding his discussions with Mr. Dukeman. The committee then discussed the potential appointment of a transaction committee (the “CrossFirst transaction committee”) consisting of disinterested and independent directors of CrossFirst to evaluate, review and negotiate the terms of a potential transaction with Busey and make recommendations to the CrossFirst board of directors, which the committee determined to revisit at a later date. Following the meeting, Messrs. Maddox and Dukeman met for dinner in Champaign, Illinois on March 18, 2024, where they continued discussions regarding the potential transaction and a meeting between Mr. Maddox, the Busey board of directors and certain members of senior management of Busey scheduled for the next day. They also discussed a scheduled meeting between Mr. Dukeman and the CrossFirst board of directors.
On March 19, 2024, Mr. Maddox met with the Busey board of directors in Champaign, Illinois, prior to the regularly scheduled meeting of the Busey board of directors to be held on March 20, 2024. Mr. Maddox provided an overview of CrossFirst, including his background, CrossFirst’s senior management, geographic footprint and growth story, CrossFirst’s operating model and strategic approach, financial highlights, a SWOT analysis of CrossFirst, and CrossFirst’s culture. Mr. Maddox also discussed certain of his conversations with Mr. Dukeman regarding the strategic rationale for a potential transaction and synergies available to a combined company, and his vision for a combined company.
The next day, on March 20, 2024, the Busey board of directors held a regularly scheduled meeting. At the meeting, Mr. Dukeman provided the Busey board of directors with additional details on his conversations with Mr. Maddox and the directors discussed the potential transaction in light of their meeting the prior day with Mr. Maddox. The Busey board of directors agreed that the potential transaction merited further consideration and that Mr. Dukeman should proceed with his scheduled meeting with the CrossFirst board of directors. In addition, at the suggestion of Mr. Dukeman, the Busey board of directors agreed that the creation of a committee of the Busey board of directors to lead the negotiations toward the potential transaction (the “Busey M&A Committee”) was advisable at the current stage and appointed Mr. Dukeman, Gregory Lykins, Stanley Bradshaw, Michael Cassens, Frederic Kenney and Stephen King as the directors to serve on the Busey M&A Committee.
On March 25, 2024, Mr. Dukeman met with the CrossFirst board of directors in Kansas City, Missouri. At this meeting, Mr. Dukeman provided an overview of Busey, including his background, Busey’s senior management, geographic footprint and growth story, Busey’s operating model and financial highlights, Busey’s culture and approach to credit, its wealth management platform and the FirsTech payment technology solutions business. Mr. Dukeman also discussed the possible financial and other benefits of a potential transaction, the synergies and market opportunities available to a combined company, and his vision for a combined company. Mr. Dukeman also met individually with certain members of senior management of CrossFirst to discuss their areas of responsibility in greater detail.
On March 28, 2024, Mr. Dukeman and Mr. Maddox agreed in a telephone call that Busey and CrossFirst would work towards a preliminary agreement on indicative transaction terms that would be set forth in a non-binding letter of intent that Busey would deliver to CrossFirst regarding the potential transaction (the “letter of intent”). To advance Busey’s evaluation of the potential transaction, Mr. Dukeman requested, and Mr. Maddox agreed to provide, preliminary due diligence materials, which would be supplemented with additional due diligence materials as the reciprocal due diligence process progressed. On April 1, 2024, CrossFirst established a virtual data room and began populating its data room with documents relating to, among others, business, credit, operational, technology, legal and compliance matters. Around this time, Busey engaged Sullivan & Cromwell LLP (“Sullivan & Cromwell”) as its legal counsel in connection with the potential transaction.
On March 28, 2024, at a meeting of the Corporate Governance & Nominating Committee of the CrossFirst board of directors, Mr. Maddox provided an update on his discussions with Mr. Dukeman. Mr. Maddox reported that Busey was conducting preliminary due diligence and analysis with a view toward providing a draft letter of intent. The committee then discussed the experience and qualifications of Rodney Brenneman, the Chairman of the CrossFirst board of directors, as well as George Bruce, Ronald Geist, Lance Humphreys, Kevin Rauckman and Michael Robinson and their potential appointment to the CrossFirst transaction committee. The committee determined to confirm that all of the proposed directors were disinterested and independent with respect to a potential transaction with Busey and, following such determination, to recommend the appointment of such directors to the CrossFirst board of directors.
Between March 28, 2024, and April 15, 2024, Busey progressed its preliminary due diligence review of CrossFirst and, based on Mr. Dukeman and Mr. Maddox’s preliminary discussions, developed the indicative transaction terms that would form the basis of the letter of intent.
On April 15, 2024, the Busey M&A Committee held a meeting with Busey management and representatives of Sullivan & Cromwell and Busey’s financial advisor, Raymond James, in attendance in order to consider indicative transaction terms to be included in a potential letter of intent. These indicative terms included a fixed exchange ratio of 0.6257 of a share of Busey common stock for each share of CrossFirst common stock (such ratio, the “exchange ratio”), which represented pro forma ownership of sixty-five percent (65%) for Busey stockholders and thirty-five percent (35%) for CrossFirst stockholders and a 10% premium to the twenty (20) day volume-weighted average prices (“20-day VWAPs”) of CrossFirst common stock and Busey common stock through April 12, 2024. Busey management and the representatives of Raymond James discussed with the Busey M&A Committee the methodology and underlying assumptions for this proposed exchange ratio, including the importance of the contribution analysis. In addition to the contribution analysis, Busey management and the Busey M&A Committee discussed and stressed the importance of the potential transaction being approximately neutral to Busey’s tangible book value per share and that any exchange ratio would need to satisfy that important criterion. The indicative transaction terms also addressed the proposed governance and management of Busey, and included, among other things, (i) that the board of directors of Busey would include thirteen (13) directors, with eight (8) being legacy Busey directors and five (5) being legacy CrossFirst directors and the Lead Independent Director to be named by Busey prior to the closing; (ii) that upon the closing of the potential transaction, Mr. Dukeman would continue to serve as the Executive Chairman and Chief Executive Officer of Busey and as the Executive Chairman of Busey Bank and that Mr. Maddox would serve as the Executive Vice Chairman and President of Busey and Executive Vice Chairman and Chief Executive Officer of Busey Bank and that Mr. Maddox would succeed Mr. Dukeman as Chief Executive Officer of Busey at the one (1)-year anniversary of the closing of the merger of Busey and CrossFirst (the “succession plan”); and (iii) that at the closing, Busey would adopt a customary corporate governance bylaw amendment to reflect the agreed corporate governance arrangements, including the succession plan, that is commonly used in similar merger transactions, especially in the banking industry. The indicative transaction terms provided that the main office and headquarters of Busey Bank would be in Champaign, Illinois, but left the location of the holding company’s headquarters for further discussion. The Busey M&A Committee also discussed the possible composition and structure of senior management of the combined company. The Busey M&A Committee was supportive of sharing the indicative transaction terms with CrossFirst as a next step and basis to continue discussing the potential transaction.
On April 17, 2024, Mr. Dukeman shared a term sheet reflecting the indicative transaction terms with Mr. Maddox.
On April 19, 2024, the CrossFirst directors proposed to be appointed to the CrossFirst transaction committee met with Mr. Maddox and representatives of Squire Patton Boggs and KBW and reviewed and discussed the indicative transaction terms that had been shared by Busey that were intended to form the basis of a letter of intent. The participating members of the CrossFirst board of directors discussed certain proposed modifications to the indicative transaction terms with respect to the exchange ratio, a legacy CrossFirst director being the Lead Independent Director and the location of the holding company’s headquarters. Subject to addressing these modifications with Busey, the participating members of the CrossFirst board of directors were of the view that, generally speaking, the terms proposed established an acceptable basis at that time on which to continue discussing the potential transaction. That same day, representatives of KBW communicated a proposal from CrossFirst to representatives of Raymond James that the exchange ratio in the letter of intent be set at a range of 0.68 to 0.71, which represented, at 0.68, pro forma ownership of approximately sixty-three percent (63%) for Busey stockholders and thirty-seven percent (37%) for CrossFirst stockholders and, at 0.71, pro forma ownership of approximately sixty-two percent (62%) for Busey stockholders and thirty-eight percent (38%) for CrossFirst stockholders, and that the Lead Independent Director would be a legacy CrossFirst director selected by CrossFirst and that the headquarters of the holding company be located in the Kansas City, Missouri area.
On April 20, 2024, the Corporate Governance & Nominating Committee of the CrossFirst board of directors took action by unanimous written consent to recommend that the CrossFirst board of directors establish the CrossFirst transaction committee and appoint its members. On April 21, 2024, the CrossFirst board of directors took action by unanimous written consent to formally establish the CrossFirst transaction committee to evaluate, review and negotiate the terms of the potential transaction and make recommendations to the CrossFirst board of directors and appointed Mr. Brenneman, George Bruce, Ronald Geist, Lance Humphreys, Kevin Rauckman and Michael Robinson as the directors to serve on such committee.
During the balance of April, Mr. Maddox and the CrossFirst transaction committee held virtual meetings and telephone calls with representatives of Squire Patton Boggs and KBW to further review and discuss the indicative transaction terms.
On April 22, 2024, the Busey M&A Committee held a meeting with Busey management and representatives of Sullivan & Cromwell and Raymond James in attendance to discuss the modifications to the indicative transaction terms proposed by CrossFirst. At the meeting, and after considering, among other things, the contribution analysis and the objective of being approximately neutral to tangible book value per share, it was determined that Busey would respond to CrossFirst’s proposed exchange ratio range of 0.68 to 0.71 with a proposed exchange ratio range of 0.6535 to 0.6675, but that Busey was not prepared to agree that the Lead Independent Director should be a legacy CrossFirst director selected by CrossFirst or to the location of the holding company’s headquarters in the Kansas City area. Representatives of Raymond James communicated Busey’s positions to representatives of KBW on April 23, 2024.
On May 1, 2024, a regular meeting of the CrossFirst board of directors was held, with representatives of KBW in attendance. Mr. Maddox updated the CrossFirst board of directors on the potential transaction with Busey, including the revised exchange ratio range proposed by Busey. Representatives of KBW provided an update on discussions with representatives of Raymond James, Busey’s financial advisor, regarding the parties’ respective positions and underlying assumptions related to the exchange ratio. A KBW representative provided an update on recent mergers and acquisitions activity in the banking industry. The CrossFirst board of directors discussed the next steps related to the potential transaction with members of CrossFirst senior management and representatives of KBW.
On May 6, 2024, the CrossFirst transaction committee convened a meeting, with representatives of Squire Patton Boggs and KBW in attendance. Mr. Maddox provided an update on the status of conversations and negotiations. Representatives of KBW engaged the CrossFirst transaction committee in a discussion of the potential financial terms of a potential transaction with Busey, including a discussion of preliminary financial matters relating to the potential combination, and provided an update on discussions with representatives of Raymond James. Representatives from Squire Patton Boggs discussed preliminary matters impacting the corporate governance of the potential combined company, including board and committee composition and senior management succession planning. Following further discussion, the CrossFirst transaction committee unanimously agreed that Mr. Maddox should continue discussions with Busey regarding the potential transaction.
On May 8, 2024, the Busey M&A Committee held a meeting, with representatives of Busey management, Sullivan & Cromwell and Raymond James in attendance, to consider updates regarding ongoing discussions regarding the indicative transaction terms. The Busey M&A Committee was of the view that it would be acceptable to agree to the headquarters of the holding company being located in the Kansas City, Missouri area, but that the indicative transaction terms should continue to reflect that the Lead Independent Director would be chosen by Busey. Subject to the foregoing, the Busey M&A Committee confirmed its support for delivery of the letter of intent reflecting the latest indicative transaction terms to CrossFirst.
On May 10, 2024, Busey delivered the letter of intent reflecting the latest indicative transaction terms to CrossFirst as described below.
On May 13, 2024, the CrossFirst transaction committee convened a special meeting, with representatives of Squire Patton Boggs and KBW in attendance. Mr. Maddox provided an update on the status of conversations and negotiations related to the indicative transaction terms and letter of intent and reviewed the changes made since the CrossFirst transaction committee’s last meeting on May 6, 2024. Representatives of KBW also discussed the negotiated terms of the potential transaction as set forth in the draft letter of intent, which provided for, among other terms, an exchange ratio of between 0.6535 and 0.6675. Mr. Maddox and representatives of Squire Patton Boggs and KBW then answered questions regarding, among other things, the proposed plan for the Executive Chairman role of the potential combined company and the succession plan. Following a discussion, the CrossFirst transaction committee unanimously approved CrossFirst’s entry into the letter of intent.
On May 14, 2024, Busey and CrossFirst entered into the letter of intent, which included the negotiated exchange ratio range of between 0.6535 and 0.6675, which represented, at 0.6535, pro forma ownership of approximately sixty-four percent (64%) for Busey stockholders and thirty-six percent (36%) for CrossFirst stockholders and a premium of 19.8 % to the 20-day VWAPs of the CrossFirst common stock and the Busey common stock through May 8, 2024, and, at 0.6675, pro forma ownership of approximately sixty-three and a half percent (63.5%) for Busey stockholders and thirty-six and a half percent (36.5%) for CrossFirst stockholders and a premium of 22.4% to the 20-day VWAPs of the CrossFirst common stock and the Busey common stock through May 8, 2024, as well as the other indicative transaction terms. The letter of intent noted that the parties shared the view that the potential transaction be at least approximately neutral to Busey’s tangible book value per share and that that metric would be important for Busey in determining the final exchange ratio, and that the determination of the exchange ratio will be based on Busey’s comprehensive due diligence investigation, which the letter of intent noted would include, among other things, the final results of Busey’s loan portfolio review, an analysis of anticipated cost savings, a determination of transaction-related expenses and purchase accounting adjustments, validation of CrossFirst’s earnings run rate, and other due diligence matters. The letter of intent also provided for transaction exclusivity under which neither CrossFirst nor Busey would pursue a business combination transaction with another party until after July 13, 2024.
On May 15, 2024, Mr. Maddox and Mr. Dukeman spoke by telephone regarding the next steps toward the potential transaction following the parties’ execution of the letter of intent and to discuss upcoming meetings between Mr. Maddox and members of Busey’s senior management and between Mr. Dukeman and members of CrossFirst’s senior management.
On May 17, 2024, at a special meeting of the CrossFirst board of directors, with representatives of Squire Patton Boggs and KBW in attendance, Mr. Maddox provided an update on the status of the negotiations with Busey, including a review of the executed letter of intent. Representatives of KBW discussed the exchange ratio included in the letter of intent. Representatives of Squire Patton Boggs addressed the fiduciary duties of the CrossFirst board of directors, the governance considerations in a merger, an overview of the required regulatory and stockholder approvals, and expected next steps.
On May 22, 2024, the Busey board of directors held a regularly scheduled meeting, at which Mr. Jones provided the Busey board of directors with an update regarding recent discussions between Busey management and CrossFirst senior management and Busey management’s ongoing review of the potential transaction with CrossFirst. Mr. Jones reported that the letter of intent had been entered into with CrossFirst and that Busey management had commenced the due diligence process. Mr. Jones then provided the Busey board of directors with additional details regarding the due diligence process, noting that Busey would focus its initial diligence on credit, compliance and regulatory matters, and that in addition to its own analysis of CrossFirst’s loan portfolio, the parties had agreed to retain an independent third party consultant, Gateway

Asset Management Company, LLC (“Gateway”), to conduct an independent third-party review of the other party’s respective loan portfolio, and, shortly thereafter, the parties engaged Gateway to conduct such review.
On May 23, 2024, Mr. Maddox and several members of CrossFirst’s senior management met in Champaign, Illinois with Mr. Dukeman and members of Busey’s senior management. At these meetings, the management teams discussed the potential synergies of a potential transaction. Mr. Maddox also met individually with various senior management team members of Busey.
As Busey’s due diligence process accelerated in late May and June, the parties continued to discuss and refine the management and governance arrangements as set forth in the letter of intent and had further discussions regarding the exchange ratio. These discussions involved Messrs. Dukeman and Brenneman, as well as Raymond James and KBW, and were supported by meetings of the Busey M&A Committee and meetings of the CrossFirst board of directors and the CrossFirst transaction committee. During these discussions, CrossFirst’s representatives sought Busey’s agreement to fix the exchange ratio at 0.6675, which was at the top of the range of exchange ratios set forth in the letter of intent, but Busey was unwilling to do so and indicated that it would not be in a position to negotiate a final exchange ratio further until it had completed its diligence. These discussions resulted in an agreement that the Lead Independent Director of Busey following closing would be a legacy CrossFirst director and that Mr. Brenneman would serve in such role. The parties also agreed that, with respect to the succession plan, Mr. Maddox would succeed Mr. Dukeman as the Chief Executive Officer of Busey on the one (1) year anniversary of the bank merger and a majority of the Busey board of directors could modify the succession plan.
On June 25, 2024, Busey established a virtual data room to facilitate a reverse due diligence review for CrossFirst. CrossFirst and Busey continued to engage in mutual due diligence, including with respect to business, credit, operational, legal and compliance matters, among others, through August 26, 2024.
On July 9, 2024, and July 10, 2024, senior management of CrossFirst and Busey met in Kansas City, Missouri, to discuss, among other things, their areas of accountability with their counterparts, compatibility of operating models, cultural alignment, diligence questions and the potential synergies of the potential transaction within each executive pairing’s areas of accountability.
On July 11, 2024, the Busey M&A Committee held a meeting, with representatives of Busey management, Sullivan & Cromwell and Raymond James in attendance. Busey management provided an update on the recent meeting in Kansas City, Missouri of senior management of CrossFirst and Busey and the status of Busey’s due diligence review of CrossFirst. Representatives of Sullivan & Cromwell outlined the terms of a draft of the proposed corporate governance bylaw amendment that would embody the key corporate governance agreements in the potential transaction, as well as a term sheet outlining key compensation and benefits terms for the potential transaction, including the treatment of Busey’s and CrossFirst’s outstanding equity awards, severance and retention for employees and the terms of Mr. Dukeman’s and Mr. Maddox’s respective compensation arrangements and the financial implications of these arrangements (the “compensation and benefits term sheet”). Representatives of Raymond James provided analysis and review from a financial perspective of the matters contemplated by the compensation and benefits term sheet.
On July 16, 2024, the Executive Management Compensation & Succession Committee of the Busey board of directors held a meeting with representatives of Busey management, Sullivan & Cromwell and Raymond James in attendance. The topics concerning the compensation and benefits term sheet that were discussed at the July 11, 2024 meeting of the Busey M&A Committee were again discussed by the representatives of Busey management, Sullivan & Cromwell and Raymond James with the Executive Management Compensation & Succession Committee.
On July 18, 2024, a regular meeting of the CrossFirst board of directors was held, with representatives of KBW in attendance. At the meeting, Mr. Maddox provided the CrossFirst board of directors with an update on the status of the potential transaction. Mr. Maddox described the status of conversations with Busey’s management. Mr. Brenneman provided an update on his discussions with Mr. Dukeman regarding, among other things, various agreed upon terms of the potential transaction, and Mr. Maddox updated the board on outstanding transaction terms, including employee retention terms and the exchange ratio.

Mr. Maddox noted that the exclusivity period under the letter of intent had expired. There was a discussion with the CrossFirst board of directors of the potential transaction’s strategic rationale, including, among other things, the fee income diversification, cultural alignment, complementary geographic footprint, aligned operating models, leadership succession, strong and stable deposit base, ability to help accelerate CrossFirst’s transition to a heightened regulatory environment for banks with assets over $10 billion, improved efficiency, scale and liquidity for stockholders, and improvement in many of the key financial performance metrics that the CrossFirst board monitors. The CrossFirst board of directors discussed Busey’s senior management, transition plans, and negotiating the exchange ratio since both companies’ stock prices had increased during the course of the ongoing discussions, as well as the fact that the proposed transaction would result in CrossFirst stockholders receiving a meaningful qualifying cash dividend which they did not currently receive. Representatives of KBW updated the board of directors on the status of the financial diligence and modeling being performed by Busey which would be relevant to the negotiation of the exchange ratio. There was also discussion of the transaction timeline. Members of CrossFirst management provided the CrossFirst board of directors with an update on the status of CrossFirst’s reverse due diligence review of Busey. The meeting was recessed and resumed the next day with members of CrossFirst senior management and representatives of KBW in attendance. Representatives of KBW provided an update on the state of the banking industry and recent bank mergers and acquisitions activity and preliminary financial matters relating to the potential transaction.
On July 19, 2024, the Executive Management Compensation & Succession Committee of the Busey board of directors and the Busey M&A Committee held a joint meeting, with representatives of Busey management, Sullivan & Cromwell and Raymond James in attendance, where the members of the committees continued together their respective committee’s prior discussions regarding the matters contemplated by the draft proposed corporate governance bylaw amendment and the compensation and benefits term sheet. The committees then met in executive session with representatives of Sullivan & Cromwell and Raymond James and, following further discussion, directed the representatives of Sullivan & Cromwell to provide CrossFirst and its representatives with the draft corporate governance bylaw amendment and compensation and benefits term sheet.
On July 21, 2024, Mr. Maddox and Mr. Dukeman spoke by telephone and Mr. Dukeman advised Mr. Maddox that Sullivan & Cromwell would be providing Squire Patton Boggs a draft corporate governance bylaw amendment and compensation and benefits term sheet, each of which had been reviewed and approved by the Busey M&A Committee and Executive Management Compensation & Succession Committee of the Busey board of directors.
On July 22, 2024, representatives of Sullivan & Cromwell and Raymond James spoke with representatives of Squire Patton Boggs and KBW by telephone and previewed drafts of the proposed corporate governance bylaw amendment and compensation and benefits term sheet and sent those documents to Squire Patton Boggs later that same day. Thereafter, representatives of Sullivan & Cromwell and Squire Patton Boggs continued to discuss and negotiate the matters covered by the corporate governance bylaw amendment and the compensation and benefits term sheet.
Through the balance of July and into August 2024, senior management of CrossFirst and senior management of Busey continued to meet for numerous due diligence discussions, including with regard to finance and accounting, insurance, technology, treasury, risk, wealth, legal and credit matters of each party. Messrs. Maddox and Dukeman attended a meeting with senior management of both Busey and CrossFirst to discuss credit on July 25, 2024.
On July 24, 2024, at a regular meeting of the Busey board of directors, with representatives of Sullivan & Cromwell and Raymond James in attendance, the Busey board of directors reviewed updates regarding the ongoing discussions and work regarding the potential transaction. At the meeting, representatives of Raymond James discussed the expected timeline and process and a market update, noting that Busey was continuing to perform its due diligence and that Busey would not be in a position to propose and negotiate an exchange ratio until the completion of Busey’s credit review of CrossFirst’s loan portfolio and other due diligence matters, which was not expected to be completed until mid-to-late August 2024. Representatives of Sullivan & Cromwell then provided an update to the Busey board of directors regarding their recent discussions with Squire Patton Boggs regarding the terms of the corporate governance bylaw amendment and the compensation and benefits term sheet. Representatives of Raymond

James then led a discussion regarding anticipated transaction costs, following which the representatives of Sullivan & Cromwell and Raymond James left the meeting. The Busey board of directors then discussed with Busey management the merits of the potential transaction.
On July 26, 2024, Mr. Maddox and members of CrossFirst management met virtually with representatives of Squire Patton Boggs and Compensation and Benefits Advisory Services, LLC (“Compensation and Benefits Advisory Services”) to discuss compensation practices in the context of a business combination similar to the potential transaction, including the treatment of change of control payments, severance payments and equity awards, and the compensation and benefits term sheet that had been provided. There was a discussion regarding various employment-related matters, including strategies for retaining key executives of CrossFirst in desirable high-growth markets that would be important to the combined company following the closing of the potential transaction. Following the discussion, the parties determined to revisit compensation-related matters of the potential transaction at a later date.
On July 31, 2024, representatives of Sullivan & Cromwell provided an initial draft of the definitive merger agreement for the potential transaction to representatives of Squire Patton Boggs. Thereafter, through August 26, 2024, CrossFirst and Busey and their respective outside legal advisors negotiated the proposed merger agreement and certain ancillary agreements. The negotiations by the parties and their respective advisors with respect to the merger agreement included, among other things, representations and warranties of the parties, interim operating covenants, termination provisions and termination fees and the treatment of CrossFirst’s outstanding equity awards and post-closing employee matters. Reciprocal due diligence continued in parallel with the negotiation of the transaction agreements during this time.
On August 4, 2024, members of the Busey M&A Committee held a meeting by telephone to discuss the upcoming meeting of certain members of the CrossFirst board of directors and members of the Busey and Busey Bank boards of directors in Kansas City, Missouri to be held the next day.
On August 5, 2024, certain members of the CrossFirst board of directors and members of the Busey and Busey Bank board of directors met in Kansas City, Missouri to discuss of the potential transaction and the benefits and opportunities presented by a possible combination of their respective organizations.
On August 9, 2024, representatives of Sullivan & Cromwell sent to representatives of Squire Patton Boggs initial drafts of the employment letter agreements to be entered into by Busey with Mr. Maddox and Mr. Dukeman, that would be effective upon the closing of the potential transaction (the “CEO employment letters”). The CEO employment letters for Messrs. Maddox and Dukeman would amend the existing employment agreements between Mr. Maddox and CrossFirst and Mr. Dukeman and Busey, respectively, in contemplation of the potential transaction.
On August 14, 2024, representatives from Squire Patton Boggs and Compensation and Benefits Advisory Services, and outside legal counsel for Mr. Maddox met virtually to discuss the CEO employment letters, which included, among other things, a revision to the succession plan such that Mr. Maddox would succeed Mr. Dukeman as the Chief Executive Officer of Busey on the earlier of the one (1) year anniversary of the bank merger and the eighteen (18)-month anniversary of the closing of the potential transaction.
On August 15, 2024, Messrs. Maddox, Dukeman and other members of CrossFirst and Busey senior management met virtually to continue reciprocal due diligence discussions and to discuss the status of the potential transaction, including timing and operational and logistical arrangements for the potential transaction.
On August 18, 2024, a meeting of the CrossFirst transaction committee was held, with members of CrossFirst senior management and representatives of KBW in attendance. At the meeting, Mr. Maddox updated the CrossFirst transaction committee on the status of the potential transaction, and representatives of KBW provided an update on discussions between representatives of KBW and Raymond James regarding the financial matters that were being considered, in part, with respect to the ultimate negotiation of the exchange ratio. Representatives of KBW compared pro forma financial information that could result from the potential transaction with that of selected recent transactions.

On August 19, 2024, a special meeting of the Compensation Committee of the CrossFirst board of directors was held with members of CrossFirst senior management and representatives of Squire Patton Boggs in attendance. At the meeting, representatives of Squire Patton Boggs reviewed and discussed with the committee the terms of the proposed compensation and benefits term sheet and the CEO employment letter to be entered into by Busey with Mr. Maddox.
Also on August 19, 2024, following discussions with Busey senior management regarding the current state of Busey’s financial due diligence process, representatives of Raymond James spoke with representatives of KBW and communicated Busey’s proposal that the exchange ratio be set at 0.6535, which was at the bottom of range of exchange ratios set forth in the letter of intent. Representatives of KBW advised that CrossFirst’s position was that the exchange ratio be set at not less than 0.6675 and that CrossFirst was unlikely to accept a lower exchange ratio.
On August 20, 2024, the CrossFirst board of directors held a special meeting, with members of CrossFirst senior management and representatives of Squire Patton Boggs and KBW in attendance. Mr. Maddox updated the CrossFirst board of directors on the status of the potential transaction, including the status of due diligence, negotiations, and outstanding issues. The CrossFirst board of directors and representatives of KBW engaged in a discussion regarding the increase in both companies’ stock prices, which resulted in no market premium implied by the exchange ratio range included in the letter of intent, and meeting attendees discussed the reasons for the increase in CrossFirst’s stock price, including its performance for the most recent quarter. The KBW representative reported on the conversation with the representative of Raymond James regarding Busey’s proposal to set the exchange ratio at 0.6535, which was at the bottom of the range of exchange ratios set forth in the letter of intent. The CrossFirst board of directors engaged in a lengthy discussion regarding the exchange ratio and Busey’s rationale and counterpoints to such rationale for such an exchange ratio. The CrossFirst board of directors also engaged in further discussion regarding the benefits of the transaction and potential strategic alternatives, including continuing as a standalone company. The CrossFirst board of directors also discussed and addressed that its proposed exchange ratio did not reflect a premium to CrossFirst’s then current market price due in large part to CrossFirst’s stock performing better than Busey’s stock since the signing of the letter of intent, at which time CrossFirst’s proposed exchange ratio reflected a premium of between 19.8 % and 22.4% to the 20-day VWAPs of the CrossFirst common stock and the Busey common stock through May 8, 2024. In considering the foregoing, the CrossFirst board of directors considered that the absence of a market premium did not adversely affect in any material manner the percentage of Busey’s common stock that CrossFirst stockholders would receive and hold in Busey as contemplated by the letter of intent, the earnings per share accretion CrossFirst stockholders would receive, the pro forma dividend CrossFirst stockholders would receive as holders of Busey common stock and certain deal metrics. The CrossFirst board of directors also considered and discussed that the appreciation in CrossFirst’s common stock might also reflect some level of takeover speculation. Representatives of KBW reviewed the premiums in several recent bank mergers and acquisition transactions and observed that, unlike the potential transaction, recent bank mergers and acquisition transactions also included capital raises by the acquiring entity. The directors discussed the strategic rationale for the potential transaction in detail, including the advantages and challenges of continuing as a standalone company as it nears the $10 billion asset threshold and the anticipated losses in income and increased regulatory and compliance expenses as a result of crossing such threshold. Members of CrossFirst management led the CrossFirst board of directors in a discussion of CrossFirst’s reverse due diligence review of Busey to date, and a representative of Squire Patton Boggs provided an overview of the key transaction terms and agreements. Following such discussion, the CrossFirst board of directors directed management, together with representatives of KBW and Squire Patton Boggs, to continue with the negotiation and finalization of the potential transaction with Busey, but only at an exchange ratio of 0.6675, which was at the top of the range of exchange ratios set forth in the letter of intent. Representatives from Squire Patton Boggs then led the CrossFirst board of directors in a discussion of the transaction documents and the fiduciary duties of the members of the CrossFirst board of directors.
On August 21, 2024, the Busey M&A Committee held a meeting with representatives of Busey management and Sullivan & Cromwell in attendance. At the meeting Mr. Dukeman provided the members of the Busey M&A Committee with an update on the current status of the negotiations with respect to the potential transaction and the items that remained to be agreed prior to the finalization of the potential transaction, including the differing proposals on the exchange ratio.

On August 22, 2024, the Busey board of directors held a special meeting to review and consider the potential transaction. Busey management and representatives of Sullivan & Cromwell and Raymond James were in attendance. At the meeting, representatives of Sullivan & Cromwell presented on the fiduciary duties of the directors with respect to their consideration of the potential transaction. Mr. Dukeman and other members of Busey management provided updates regarding the status and key findings of Busey’s due diligence review of CrossFirst and updated the directors on the status of the negotiation of the potential transaction and the items that remained to be agreed prior to execution of the potential transaction, including the exchange ratio. Mr. Dukeman noted that Busey had proposed to CrossFirst an exchange ratio of 0.6535, which was at the bottom of the range of exchange ratios set forth in the letter of intent, and CrossFirst had proposed to Busey an exchange ratio of 0.6675, which was at the top of the range of exchange ratios set forth in the letter of intent. Raymond James then provided an overview of various aspects of the potential transaction from a financial perspective, including purchase accounting adjustments to mark CrossFirst’s loan portfolio to market and the anticipated impact of the potential transaction on certain metrics, including earnings per share accretion, tangible book value per share dilution, the tangible book value dilution earn-back period and pro forma capital levels of Busey following the potential transaction. Representatives of Sullivan & Cromwell then provided an overview of the current drafts of the transaction documents and various matters related to the legal and regulatory process. There was then an extensive discussion of the strategic and financial rationale for the proposed transaction. The consensus of the Busey board of directors was that the transaction had significant strategic benefits and was compelling from a financial perspective at any point within the range of exchange ratios set forth in the letter of intent, in light of the minimal tangible book value per share dilution and the significant earnings per share accretion. In reaching this consensus, the Busey board of directors also considered that the 0.6675 exchange ratio remained within the previously negotiated range of exchange ratios that had been accepted by Busey based on, among other things, the contribution analysis and the objective of being approximately neutral to tangible book value per share and that the difference in the value between the two exchange ratio proposals was only approximately $18 million in the aggregate and did not reflect a material difference in the pro forma ownership of the combined company by Busey stockholders and CrossFirst stockholders. The Busey board of directors concluded that Busey management should continue discussions toward executing the potential transaction with CrossFirst and was supportive of executing the potential transaction within the range of exchange ratios contemplated by the letter of intent. Therefore, and in light of the outstanding issue regarding the exchange ratio and the other remaining open items and the Busey board of directors’ interest in completing the potential transaction, Mr. Dukeman recommended that he should invite Messrs. Maddox and Brenneman to Champaign, Illinois, to hopefully complete the negotiation of the exchange ratio at a level up to 0.6675 and other remaining open items in the transaction documents. The Busey board of directors concurred with Mr. Dukeman. The independent directors of the Busey board of directors then met in an executive session, first with representatives of Sullivan & Cromwell and Raymond James in attendance, and then only with representatives of Sullivan & Cromwell in attendance, to continue to discuss the potential transaction and the status of the negotiations with CrossFirst. The meeting was then recessed until August 26, 2024.
Immediately after the August 22, 2024, meeting of the Busey board of directors, Mr. Dukeman invited Messrs. Maddox and Brenneman to Champaign, Illinois for a meeting and, on August 23, 2024, Messrs. Maddox and Brenneman met with Mr. Dukeman in Champaign, Illinois, to discuss the exchange ratio and other remaining open items in the transaction documents. In this meeting, Messrs. Maddox and Brenneman indicated that, for a variety of reasons, the CrossFirst board of directors would only proceed with a transaction at an exchange ratio of 0.6675. The meeting resulted in an agreement that both parties would recommend to their respective boards of directors the approval of a transaction at an exchange ratio of 0.6675.
On August 26, 2024, the CrossFirst board of directors held a special meeting to consider the negotiated terms of the proposed merger between CrossFirst and Busey and entry into the merger agreement by CrossFirst. Members of senior management and representatives of Squire Patton Boggs and KBW were also in attendance at the meeting. At the meeting, representatives of Squire Patton Boggs provided an update on the terms of the potential transaction, including the proposed final exchange ratio of 0.6675, and reviewed the proposed final terms of the merger agreement and the CEO letter agreements to be entered into in connection with the transaction. KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the CrossFirst board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to holders of CrossFirst common stock. For more information, see the section entitled “The Merger — Opinion of CrossFirst’s Financial Advisor” and Annex E. Members of CrossFirst management then provided the final report on CrossFirst’s reverse due diligence review of Busey and their recommendation in favor of the transaction. At the conclusion of the meeting, after careful review and discussion by members of the CrossFirst board of directors, including consideration of the factors described below under “The Merger — CrossFirst’s Reasons for the Merger; Recommendation of CrossFirst’s Board of Directors,” the CrossFirst board of directors unanimously determined that the merger agreement, the merger and the transactions contemplated by the merger agreement are in the best interests of CrossFirst and its stockholders and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated thereby and the entry into the merger agreement by CrossFirst and recommended the approval by CrossFirst stockholders of the CrossFirst merger proposal and the CrossFirst adjournment proposal.
On August 26, 2024, the Busey board of directors reconvened the meeting that was previously recessed on August 22, 2024. All of the directors of the Busey board of directors were in attendance at the meeting other than Mr. Bradshaw and Ms. Jensen who were not able to attend the reconvened meeting due to prior scheduling conflicts but separately communicated their support for the potential transaction. At the reconvened meeting, Mr. Dukeman provided an update on the meetings with Messrs. Maddox and Brenneman, including the understanding that the parties would proceed with the potential transaction with an exchange ratio of 0.6675. Senior management of Busey provided its recommendation in favor of the transaction. Representatives of Sullivan & Cromwell provided an update on the status of the definitive documents for the potential transaction, indicating that such documents were substantially complete. Representatives of Raymond James then reviewed the financial aspects of the potential transaction based on updated market data and an exchange ratio of 0.6675 and rendered an oral opinion to the Busey board of directors, which was subsequently confirmed in writing, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Raymond James in preparing the opinion, the exchange ratio to be paid by Busey in the merger, pursuant to the merger agreement was fair, from a financial point of view, to Busey. For more information, see the section entitled “The Merger — Opinion of Busey’s Financial Advisor” and Annex D. The independent directors of the Busey board of directors then met in an executive session, first with representatives of Sullivan & Cromwell and Raymond James in attendance, and then only with representatives of Sullivan & Cromwell in attendance, to continue to discuss the potential transaction. During that executive session, Mr. Cassens noted his approval of the potential transaction and left the meeting due to a prior scheduling conflict. At the conclusion of the executive session, and in light of the full discussion and deliberation by members of the Busey board of directors, including careful consideration of the factors described below under “The Merger — Busey’s Reasons for the Merger; Recommendation of Busey’s Board of Directors,” the seven directors then in attendance at the meeting (which included a majority of the independent directors) unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were in the best interests of Busey and its stockholders, adopted the merger agreement and the transactions contemplated by the merger agreement (including the merger and the issuance of Busey common stock pursuant to the merger agreement, the bank merger and the Busey articles amendment) and recommended the approval by Busey stockholders of the matters to be submitted to Busey stockholders at the Busey special meeting including the Busey merger proposal, the Busey articles amendment proposal, the Busey compensation proposal and the Busey adjournment proposal. The entire Busey board of directors confirmed the foregoing by entering into a unanimous written consent regarding these matters later on August 26, 2024.
In the evening of August 26, 2024, Busey and CrossFirst executed the merger agreement. The transaction was announced in the morning of August 27, 2024, before the opening of the financial markets in New York, in a press release jointly issued by Busey and CrossFirst.
Busey’s Reasons for the Merger; Recommendation of Busey’s Board of Directors
After careful consideration, the Busey board of directors, via a unanimous written consent effective as of August 26, 2024, (i) determined that the merger agreement and the transactions contemplated by the merger agreement were in the best interests of Busey and its stockholders, (ii) adopted the merger agreement and the transactions contemplated by the merger agreement (including the merger and the issuance of Busey common stock pursuant to the merger agreement, the bank merger and the Busey articles amendment) and (iii) recommended the approval by Busey stockholders of the matters to be submitted to Busey stockholders at the Busey special meeting including the Busey merger proposal, the Busey articles amendment proposal, the Busey compensation proposal and the Busey adjournment proposal.
In reaching this decision, the Busey board of directors evaluated the merger agreement, the merger and the other matters contemplated by the merger agreement in consultation with Busey’s senior management, as well as with Busey’s legal and financial advisors, and considered a number of factors, including the following:
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each of Busey’s and CrossFirst’s business, operations, financial condition, asset quality, earnings and prospects;

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the strategic rationale for the merger as a method of expanding Busey’s footprint to the desirable high-growth metro markets of Kansas City, Wichita, Dallas/Fort Worth, Denver and Phoenix and the expanded possibilities for growth that would be available to Busey given its larger size, asset base, capital and geographic footprint;

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the fact that Busey’s and CrossFirst’s respective products, customers and businesses complement each other, bringing together strong community banking franchises which will serve as a catalyst for additional commercial banking growth and offer expanded opportunities for Busey to grow its wealth management and payments technology solutions businesses by making these products and services available to CrossFirst’s existing customers;

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the compatibility of Busey’s and CrossFirst’s cultures and values, including their shared commitment to customer service, employee experience, community reinvestment and active community involvement and the belief that the foregoing would facilitate the successful integration and implementation of the transaction;

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the benefits and opportunities CrossFirst will bring to Busey, including increased expertise in equipment financing, restaurant financing and energy lending services, which will improve Busey’s ability to attract and retain customers and talent;

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the benefits and opportunities Busey will bring to CrossFirst’s customers, including access to Busey’s wealth management platform and payment processing solutions currently offered by Busey and not by CrossFirst;

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the current and prospective environment in the financial services industry, including economic conditions and the interest rate and regulatory environments, the accelerating pace of technological change in the financial services industry, scale and marketing expenses, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions, current employment market conditions and the likely effects of these factors on Busey’s potential growth, development, productivity and strategic options both with and without the merger;

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the anticipated pro forma financial impact of the merger on Busey, including minimal tangible book value dilution that has the potential to be earned back quickly following completion of the merger, as well as the positive impact on net interest margin and efficiency, earnings, earnings per share, return on equity and potential capital generation;

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the expectation of cost synergies resulting from the merger;

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the expectation that the merger will offer potentially significant revenue synergies across multiple business lines and the fact that such revenue synergies were identified but not included in the financial analysis;

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the ability to leverage increased scale and financial capabilities to make further investments in technology and products to better manage risk and provide an enhanced customer experience for clients across business lines;

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its review and discussions with Busey’s senior management concerning Busey’s due diligence examination of CrossFirst, including with respect to, among other areas, its operations, financial condition, credit quality, loan portfolio and legal and regulatory compliance programs and prospects;

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its understanding that Busey stockholders will own approximately sixty-three and one half percent (63.5%) of Busey’s common stock following the merger;

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the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by CrossFirst stockholders as a result of possible increases or decreases in the trading price of CrossFirst common stock or Busey common stock following the announcement of the merger, which the Busey board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the proposed transaction;

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the opinion, dated August 26, 2024, of Raymond James to Busey’s board of directors as to the fairness to Busey, from a financial point of view, of the exchange ratio to be paid in the merger pursuant to the merger agreement, as more fully described below under “The Merger — Opinion of Busey’s Financial Advisor”;

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its review with Raymond James of the financial terms of the merger agreement and its review with Busey’s outside legal counsel of the material terms of the merger agreement, including the representations, covenants, deal protection and termination provisions, tax treatment and closing conditions;

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its expectation that the requisite regulatory approvals could be obtained in a timely fashion;

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the fact that Busey’s stockholders will have the opportunity to vote to approve the Busey merger proposal;

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the fact that eight (8) of thirteen (13) total directors of Busey following the merger will be current members of the Busey board of directors;

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the fact that Mr. Dukeman will serve as the Executive Chairman and Chief Executive Officer of Busey, Mr. Maddox will serve as President and Executive Vice Chairman of Busey and Rod Brenneman, current independent chairman of the CrossFirst board of directors, will serve as Lead Independent Director of the board of the combined company and the agreed governance arrangements pursuant to which Mr. Maddox will become Chief Executive Officer of Busey following the earlier of (i) the twelve (12)-month anniversary of the bank merger and (ii) the eighteen (18)-month anniversary of the effective time offers the opportunity provide both leadership continuity following the merger as well a succession plan for Mr. Dukeman;

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its view that Busey will continue to have a strong, deep leadership team and that the addition of certain members of CrossFirst’s management team, including Mr. Maddox as President and Executive Vice Chairman and Chief Executive Officer of Busey Bank, will bring complementary expertise to drive enhanced operational performance, strategic growth and allow Busey to fully realize the benefits of the transaction;

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the fact that Busey Bank’s current main office and headquarters in Champaign, Illinois will remain the main office and headquarters for Busey Bank;

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the fact that the Busey bylaws will be amended to preserve certain corporate governance arrangements (including the allocation of directors between Busey and CrossFirst) for a period of at least three (3) years following the closing of the merger; and

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Busey’s and CrossFirst’s past records of integrating many acquisitions and of realizing expected financial and other benefits of such acquisitions and the strength of their respective management teams and infrastructure, which can be leveraged to successfully complete the integration process.

The Busey board of directors also considered the potential risks related to the merger. The board concluded that the anticipated benefits of the merger were likely to outweigh these risks substantially. These potential risks included:
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the possibility that the anticipated benefits of the merger will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of general economic and market conditions and competitive factors in the areas where Busey and CrossFirst operate businesses;

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the costs to be incurred in connection with the merger and the integration of CrossFirst’s business into Busey’s and the possibility that the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

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the possibility that the anticipated pro forma impact of the merger on Busey will not be realized when expected or at all as a result of unexpected changes in financial market or economic conditions, including as a result of sustained market volatility or significant changes in interest rates;

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the impact of anticipated purchase accounting adjustments, including to reflect the loans and leases that will be acquired from CrossFirst at a preliminary estimate of their fair value, on the anticipated pro forma tangible book value and regulatory capital levels of Busey and Busey Bank;

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the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;

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the possibility of encountering difficulties in successfully integrating the businesses, operations and organizational cultures of Busey and CrossFirst;

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the risk of losing key Busey or CrossFirst employees during the pendency of the merger and following the closing;

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the possible diversion of management focus and resources from the operation of Busey’s business while working to implement the proposed transaction and integrate the two companies;

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the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of Busey common stock or CrossFirst common stock, the value of the shares of Busey common stock to be issued to CrossFirst stockholders upon the completion of the merger could be significantly more than the value of such shares immediately prior to the announcement of the parties’ entry into the merger agreement;

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the risk that the regulatory and other approvals required in connection with the merger and the bank merger may not be received in a timely manner or at all or may impose conditions that may adversely affect the anticipated operations, synergies and financial results of Busey following the completion of the merger and the bank merger;

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the ownership dilution caused by Busey’s issuance of additional shares of Busey common stock in connection with the merger;

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the other numerous risks and uncertainties that could adversely affect Busey’s and CrossFirst’s respective operating performance and financial results;

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the potential for legal claims challenging the merger; and

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the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The foregoing discussion of the information and factors considered by the Busey board of directors is not intended to be exhaustive, but includes the material factors considered by the Busey board of directors. In reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the Busey board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The board considered all these factors as a whole, including discussions with, and questioning of, Busey’s management and Busey’s independent financial and legal advisors, and overall considered the factors to support its determination.
For the reasons set forth above, the Busey board of directors determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger, the bank merger (on behalf of Busey as the sole stockholder of Busey Bank), the Busey articles amendment and the Busey stock issuance) are in the best interests of Busey and its stockholders.
Certain of Busey’s directors and executive officers have other interests in the merger that are different from, or in addition to, those of Busey’s stockholders generally, as discussed under the caption “The Merger — Interests of Certain Busey Directors and Executive Officers in the Merger,” below. The Busey board of directors was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to Busey stockholders.
It should be noted that this explanation of the reasoning of the Busey board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 28.
For the reasons set forth above, the Busey board of directors unanimously recommends that the Busey stockholders vote “FOR” the Busey merger proposal and “FOR” the other proposals to be considered at the Busey special meeting.
Opinion of Busey’s Financial Advisor
Busey retained Raymond James as its financial advisor because it is a globally recognized investment banking firm offering a full range of investment banking services to its clients. In the ordinary course of its investment banking business, Raymond James is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Pursuant to that engagement, the Busey board of directors requested that Raymond James evaluate and deliver an opinion regarding the fairness to Busey, from a financial point of view, of the exchange ratio to be paid in the merger pursuant to the merger agreement.
On August 26, 2024, representatives of Raymond James rendered Raymond James’s opinion to the Busey board of directors (solely in its members’ capacity as directors), that, as of such date, the exchange ratio to be paid by Busey in the merger, other than for shares of common stock of CrossFirst owned by CrossFirst as treasury stock or owned by CrossFirst or Busey (subject to certain exclusions set forth in the merger agreement), pursuant to the merger agreement was fair, from a financial point of view, to Busey, based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Raymond James in connection with the preparation of its opinion.
The full text of the written opinion of Raymond James, dated August 26, 2024, is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference herein. Any summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion. Busey stockholders are urged to read the entire opinion carefully and in its entirety in connection with their consideration of the exchange ratio. Raymond James’s opinion speaks only as of the date of such opinion and does not reflect any developments that may occur or have occurred after the date of its opinion and prior to the completion of the merger.
Raymond James provided its opinion for the information of the Busey board of directors (solely in its capacity as such) in connection with, and for the purposes of, the Busey board of directors’ consideration of the exchange ratio to be paid in the merger, other than for shares of common stock of CrossFirst owned by CrossFirst as treasury stock or owned by CrossFirst or Busey (subject to certain exclusions set forth in the merger agreement), pursuant to the merger agreement, and Raymond James’s opinion addressed only whether the exchange ratio to be paid in the merger, other than for shares of common stock of CrossFirst owned by CrossFirst as treasury stock or owned by CrossFirst or Busey (subject to certain exclusions set forth in the merger agreement), pursuant to the merger agreement was fair to Busey, from a financial point of view, as of the date of the opinion. The opinion of Raymond James did not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion did not constitute a recommendation to the Busey board of directors or to any Busey or CrossFirst stockholder as to how the Busey board of directors, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter.
In connection with its review of the proposed merger and the preparation of its opinion, Raymond James reviewed, analyzed and relied upon information bearing upon the financial and operating condition of Busey and CrossFirst. Raymond James, among other things:
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reviewed the financial terms and conditions as stated in the draft of the merger agreement dated as of August 25, 2024;

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reviewed certain information related to the historical financial condition and prospects of CrossFirst and Busey, as made available to Raymond James by or on behalf of Busey, including, but not limited to, (i) financial projections for CrossFirst for the periods ending September 30, 2024 and December 31, 2024 through 2029, prepared by management of Busey based on analyst consensus estimates and CrossFirst’s long-term growth rates and used with the consent of the board of directors for use by Raymond James (the “Target Projections”), (ii) financial projections for Busey for the periods ended September 30, 2024 and December 31, 2024 through 2029, prepared by management of Busey based on analyst consensus estimates and Busey’s long-term growth rates, and used with the consent of the board of directors for use by Raymond James (together with the Target Projections, the “Projections”) and (iii) certain forecasts and estimates of potential cost savings, transaction expenses, operating efficiencies, revenue effects, fair market value adjustments and other synergies expected to result from the merger, as prepared by the management of Busey (the “merger adjustments”);

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reviewed CrossFirst’s and Busey’s audited financial statements for the years ended December 31, 2023, 2022, and 2021 and unaudited financial statements for the six (6)-month period ended June 30, 2024, as they appear in their respective filings with the Securities and Exchange Commission;

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reviewed CrossFirst’s and Busey’s recent public filings and certain other publicly available information regarding CrossFirst and Busey;

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reviewed the financial and operating performance of CrossFirst and Busey and those of other selected public companies that Raymond James deemed to be relevant;

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considered certain publicly available financial terms of certain transactions Raymond James deemed to be relevant;

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reviewed the current and historical market prices for CrossFirst’s and Busey’s common stock, and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

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conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate;

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received written confirmation addressed to Raymond James from a member of senior management of Busey regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) of Busey and CrossFirst provided to, or discussed with, Raymond James by or on behalf of Busey; and

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discussed with members of the senior management of Busey certain information relating to the aforementioned and any other matters that Raymond James deemed relevant to its inquiry, including, but not limited to, the past and current business operations of CrossFirst and Busey and the financial condition and future prospects and operations of CrossFirst and Busey.

With Busey’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of Busey or CrossFirst or otherwise reviewed by or discussed with Raymond James, and Raymond James undertook no duty or responsibility to, nor did Raymond James, independently verify any of such information. Furthermore, Raymond James undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Busey or CrossFirst is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Busey or CrossFirst is a party or may be subject. With Busey’s consent, the Raymond James opinion made no assumption concerning, and therefore did not consider, the potential effects of any such litigation, claims or investigations or possible assertions. Raymond James has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of CrossFirst. Raymond James is not an expert in GAAP in general and also specifically regarding the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowance for credit losses or any other reserves; accordingly, Raymond James assumed that such allowances and reserves are in the aggregate adequate to cover such losses. With Busey’s consent, Raymond James assumed that the Projections, the merger adjustments and such other information and data relating to CrossFirst and Busey provided to or otherwise reviewed by or discussed with Raymond James had been reasonably prepared in good faith on bases reflecting analyst consensus estimates and the best currently available estimates and judgments of the management of Busey, and Raymond James relied upon Busey to advise it promptly if any information previously provided became inaccurate, misleading or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Projections or merger adjustments, or the assumptions on which they are based. Raymond James assumed that the final form of the merger agreement would be substantially similar to the draft dated August 25, 2024, and that the merger would be consummated in accordance with the terms of the merger agreement without waiver or amendment of any conditions thereto. Furthermore, Raymond James assumed, in all respects material to Raymond James’s analysis, that the representations and warranties of each party contained in the merger agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the merger agreement without being waived. Raymond James relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the merger, CrossFirst or Busey that would be material to Raymond James’s analyses or its opinion.
Raymond James’s opinion was based upon market, economic, financial and other circumstances and conditions existing and disclosed to Raymond James as of August 25, 2024. The credit, financial and stock markets have been experiencing unusual volatility (arising from factors related to, among other things, general economic conditions, geopolitical and economic uncertainty, and inflation), and Raymond James expressed no opinion or view as to any potential effects of such volatility on the merger, Busey, or CrossFirst. Although subsequent developments may occur, Raymond James is under no obligation to update, revise or reaffirm its analyses or its opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of CrossFirst since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to Raymond James’s analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.
Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger or the availability or advisability of any alternatives to the merger. Raymond James provided advice to Busey with respect to the proposed merger. Raymond James did not, however, recommend any specific amount of consideration or advise that any specific consideration constituted the only appropriate consideration for the merger. The opinion of Raymond James did not express any opinion as to the likely trading range of Busey’s stock following the merger, which has varied or may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Busey at that time. The opinion of Raymond James is limited to the fairness, from a financial point of view, of the exchange ratio to be paid by Busey in the merger pursuant to the merger agreement.
Raymond James expressed no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Busey board of directors to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Raymond James relied, with the consent of Busey, on the fact that Busey has been assisted by legal, accounting and tax advisors and, with the consent of Busey, relied upon and assumed the accuracy and completeness of the assessments by Busey and its advisors as to all legal, accounting and tax matters with respect to Busey, CrossFirst and the merger, including, without limitation, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.
In formulating its opinion, Raymond James considered only what Raymond James understood to be the exchange ratio to be paid by Busey in the merger, other than for shares of common stock of CrossFirst owned by CrossFirst as treasury stock or owned by CrossFirst or Busey (subject to certain exclusions set forth in the merger agreement), pursuant to the merger agreement, and Raymond James did not consider and its opinion did not address the fairness of the amount or nature of any compensation to be paid or payable to any person or entity (including any of CrossFirst’s officers, directors or employees) or class of any persons and/or entities, whether relative to the consideration to be paid by Busey or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the fairness of the merger to the holders of any class of securities, creditors, or other constituencies of Busey or CrossFirst, or to any other party, except and only to the extent expressly set forth in the last sentence of Raymond James’s opinion or (ii) the fairness of the merger to any one (1) class or group of Busey’s, CrossFirst’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of Busey’s, CrossFirst’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the merger on the solvency or viability of Busey or CrossFirst or the ability of Busey or CrossFirst to pay their respective obligations when they come due.
Material Financial Analyses
The following summarizes the material financial analyses reviewed by Raymond James with the Busey board of directors on August 26, 2024, which analyses were considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to Busey, CrossFirst or the contemplated merger.
Contribution Analysis.   Raymond James analyzed the relative contribution of Busey and CrossFirst to certain financial and operating metrics for the pro forma combined company resulting from the merger. The financial and operating metrics included: (i) total assets; (ii) total gross loans; (iii) total deposits; (iv) total core deposits (defined as total deposits less time deposits greater than $100,000); (v) tangible common equity; (vi) core net income for the last twelve (12) months (“LTM”) ended June 30, 2024 as calculated by S&P Capital IQ Pro; (vii) estimated calendar year 2024 net income; and (viii) estimated calendar year 2025 net income. Metrics (i)  – (v) above were as of June 30, 2024. The relative contribution analysis did not give effect to the merger adjustments. The results of this analysis are summarized below:
	Relative Contribution		Implied Exchange Ratio
	Busey	CrossFirst
Total Assets	61.0%	39.0%	0.74x
Total Gross Loans	55.8%	44.2%	0.91x
Total Deposits	59.7%	40.3%	0.78x
Total Core Deposits	60.8%	39.2%	0.74x
Tangible Common Equity	58.2%	41.8%	0.83x
LTM Core Net Income	60.9%	39.1%	0.74x
2024E Net Income	60.6%	39.4%	0.75x
2025E Net Income	63.1%	36.9%	0.67x
Exchange Ratio in the Merger			0.6675x
Discounted Cash Flow Analysis.   Raymond James performed a discounted cash flow analysis of Busey and CrossFirst based on the Projections. Consistent with the periods included in the Projections, Raymond James used calendar year 2028 as the final year for the analysis and applied forward multiples, ranging from 10.5x to 13.5x for both Busey and CrossFirst, to calendar year 2029 adjusted net income in order to derive a range of terminal values for Busey and CrossFirst. For both Busey and CrossFirst, Raymond James assumed discount rates ranging from 9% to 13%. Raymond James arrived at its discount rate ranges by using the Modified CAPM (Capital Asset Pricing Model) methodology as presented in the U.S. Cost of Capital Navigator by Kroll, LLC. Raymond James reviewed the ranges of implied per share values indicated by the discounted cash flow analysis for each of Busey and CrossFirst and calculated a range of implied exchange ratios by dividing the maximum implied per share value of CrossFirst common stock by the minimum implied per share value of Busey common stock to calculate the maximum implied exchange ratio, and by dividing the minimum implied per share value of CrossFirst common stock by the maximum implied per share value of Busey common stock to calculate the minimum implied exchange ratio. The merger adjustments were not included in this discounted cash flow analysis. Please see below for a discounted cash flow analysis including the merger adjustments. The results of the discounted cash flow analysis are summarized in the table below:
Implied per Share Value
	Busey		CrossFirst		Implied exchange ratio
	Low	High	Low	High	Low/High	High/Low
Price per Share	$22.78	$29.39	$14.90	$20.48	0.51x	0.90x
Exchange Ratio in the Merger					0.6675x
Selected Companies Analysis.   Raymond James reviewed certain data for selected companies with publicly traded equity securities that it deemed relevant for this analysis. The selected groups represent companies Raymond James believed relevant to each of Busey and CrossFirst. For Busey, Raymond James analyzed the relative valuation multiples of eleven (11) publicly traded depository institutions that satisfied the following criteria: (i) traded over Nasdaq, the New York Stock Exchange (“NYSE”), or NYSE American stock exchanges; (ii) headquartered in the Midwest region of the United States, which includes the states of Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, West Virginia, and Wisconsin; (iii) had total assets between $8.0 billion and $20.0 billion; and (iv) had LTM core return on average assets greater than 0.50% as calculated by S&P Capital IQ Pro. This group excluded (i) companies that were targets of announced mergers and acquisitions; and (ii) Merchants Bancorp due to its differentiated business model. For CrossFirst, Raymond James analyzed the relative valuation multiples of seventeen (17) publicly traded depository institutions that satisfied the following criteria: (i) traded over Nasdaq, the NYSE, or NYSE American stock exchanges; (ii) headquartered in the Midwest or Southwest regions of the United States, which together include the states of Colorado, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Michigan, Minnesota, Missouri, Nebraska, New Mexico, North Dakota, Ohio, Oklahoma, South Dakota, Texas, Utah, West Virginia, and Wisconsin; (iii) had total assets between $6.0 billion and $10.0 billion; and (iv) had LTM core return on average assets greater than 0.50% as calculated by S&P Capital IQ Pro. This group excluded (i) companies that were targets of announced mergers and acquisitions; (ii) Pathward Financial, Inc. due to its differentiated business model; (iii) Republic Bancorp Inc. due to its dual-class share structure, and (iv) FirstSun Capital Bancorp due to its pending merger with HomeStreet, Inc.
Information for the comparable institutions was based on the most recently available balance sheet and income statement data and on a consolidated basis where available, or otherwise on bank-level data. The selected companies (and respective valuation metrics) that Raymond James deemed relevant included the following:
Selected Companies for Busey	Price / TBVPS	Price / LTM Core EPS	Price / 2024E EPS	Price 2025E / EPS
First Merchants Corporation	154%	9.9x	11.6x	10.8x
First Financial Bancorp.	204%	8.5x	10.6x	10.7x
Enterprise Financial Services Corp	151%	8.6x	11.4x	11.6x
Northwest Bancshares, Inc.	150%	10.3x	13.5x	13.2x
Park National Corporation	279%	16.1x	19.6x	21.9x
Byline Bancorp, Inc.	154%	8.0x	10.3x	10.7x
Peoples Bancorp Inc.	168%	7.6x	9.6x	9.8x
1st Source Corporation	156%	10.2x	11.5x	11.9x
QCR Holdings, Inc.	164%	8.9x	12.0x	11.7x
Nicolet Bankshares, Inc.	214%	11.1x	13.5x	13.4x
Stock Yards Bancorp, Inc.	260%	13.5x	16.3x	15.6x

Selected Companies for CrossFirst	Price / TBVPS	Price / LTM Core EPS	Price / 2024E EPS	Price 2025E / EPS
National Bank Holdings Corporation	189%	11.0x	14.4x	13.5x
Origin Bancorp, Inc.	112%	11.4x	12.9x	12.2x
Park National Corporation	279%	16.1x	19.6x	21.9x
Byline Bancorp, Inc.	154%	8.0x	10.3x	10.7x
Peoples Bancorp Inc.	168%	7.6x	9.6x	9.8x
1st Source Corporation	156%	10.2x	11.5x	11.9x
QCR Holdings, Inc.	164%	8.9x	12.0x	11.7x
Nicolet Bankshares, Inc.	214%	11.1x	13.5x	13.4x
Southside Bancshares, Inc.	171%	9.4x	11.3x	11.3x
Stock Yards Bancorp, Inc.	260%	13.5x	16.3x	15.6x
Horizon Bancorp, Inc.	123%	11.6x	11.4x	10.3x
Midland States Bancorp, Inc.	99%	9.7x	11.5x	8.7x
First Mid Bancshares, Inc.	170%	12.6x	11.5x	11.3x
Business First Bancshares, Inc.	126%	8.4x	11.3x	9.3x
MidWestOne Financial Group, Inc.	104%	10.7x	13.5x	10.9x
Lakeland Financial Corporation	262%	17.3x	19.5x	18.9x
German American Bancorp, Inc.	237%	12.6x	14.8x	12.8x
Raymond James calculated various financial multiples for each selected public company, including price per share at close on August 23, 2024 compared to: (i) tangible book value (“TBV”) per share; (ii) LTM core earnings per share (“EPS”) as calculated by S&P Capital IQ Pro; and (iii) consensus estimated GAAP EPS for the calendar years ended December 31, 2024 and 2025, respectively, based on mean S&P Capital IQ Pro estimates. The estimates published by Wall Street research analysts were not prepared in connection with the merger or at the request of Raymond James and may or may not prove to be accurate. Raymond James reviewed the 75th percentile and 25th percentile relative valuation multiples of the selected public companies. The results of the selected companies’ analysis for each of Busey and CrossFirst are summarized below:
	Selected companies for Busey		Selected companies for CrossFirst
	25th Percentile	75th Percentile	25th Percentile	75th Percentile
TBV per Share	154%	209%	126%	214%
LTM Core EPS	8.6x	10.7x	9.4x	12.6x
2024E EPS	11.0x	13.5x	11.4x	14.4x
2025E EPS	10.7x	13.3x	10.7x	13.4x
Furthermore, Raymond James applied the 75th percentile and 25th percentile relative valuation multiples to corresponding financial data for each of Busey and CrossFirst. Raymond James reviewed the ranges of implied per share values and calculated a range of implied exchange ratios by dividing the higher implied per share value of CrossFirst by the lower implied per share value of Busey to calculate the high implied exchange ratio, and by dividing the lower implied per share value of CrossFirst by the higher implied per share value of Busey to calculate the low implied exchange ratio. The results of the selected companies’ analysis are summarized below:

	Implied Per Share Value
	Busey		CrossFirst		Implied Exchange Ratio
	25th Percentile	75th Percentile	25th Percentile	75th Percentile	Low/High	High/Low
TBV per Share	$26.03	$35.39	$17.61	$29.96	0.50x	1.15x
LTM Core EPS	$18.26	$22.76	$14.68	$19.60	0.64x	1.07x
2024E EPS	$22.16	$27.12	$17.38	$21.86	0.64x	0.99x
2025E EPS	$25.02	$31.05	$16.94	$21.21	0.55x	0.85x
Exchange Ratio in the Merger					0.6675x
Selected Transaction Analysis.   Raymond James analyzed publicly available information relating to selected national transactions announced since January 1, 2022, involving depository institution targets headquartered in the United States with total assets between $5.0 billion and $25.0 billion and LTM return on average assets greater than 0.50%. The selected transactions excluded transactions without publicly disclosed deal value or sufficient financial information and mergers of equals. Additionally, PacWest Bancorp’s acquisition of Banc of California, Inc. was excluded due to its reverse merger transaction structure. Financial data for the selected targets was based on the most recent twelve (12)-month period prior to transaction announcement and on a consolidated basis where available, or otherwise on bank-level data. The selected transactions (and respective transaction announcement dates, deal values, and valuation metrics) used in the analysis included:
Date Announced	Acquiror	Target	Deal Value ($MMs)	DV/TBV	DV/LTM Net Income	DV / Forward Net Income	Core Deposit Premium
7/29/2024	Renasant Corporation	The First Bancshares, Inc.	1,177	185%	15.5x	13.8x	11.9%
7/26/2024	WesBanco, Inc.	Premier Financial Corp.	959	142%	12.2x	11.9x	5.6%
5/20/2024	SouthState Corporation	Independent Bank Group, Inc.	2,021	149%	19.3x	12.2x	4.9%
9/19/2023	Eastern Bankshares, Inc.	Cambridge Bancorp	527	116%	11.6x	15.0x	1.7%
11/13/2022	Washington Federal, Inc.	Luther Burbank Corporation	654	97%	7.3x	11.2x	-0.5%
9/27/2022	Provident Financial Services, Inc.	Lakeland Bancorp, Inc.	1,263	156%	14.1x	9.8x	5.7%
Raymond James examined valuation multiples of transaction value compared to the target companies’: (i) most recent quarter TBV at announcement; (ii) LTM core net income at announcement; (iii) consensus estimated GAAP EPS for the target companies’ next calendar year at announcement, based on mean S&P Capital IQ Pro estimates, and (iv) premium to most recent quarter core deposits (defined as total deposits less time deposits greater than $100,000) at announcement. Raymond James applied the 25th and 75th percentile TBV multiple, LTM net income multiple, next calendar year net income multiple and core deposit premium to the corresponding CrossFirst metrics to create the range of exchange ratios used for its analysis based on financial data as of June 30, 2024 and Busey’s closing stock price as of August 23, 2024 ($27.44). The results of the selected transactions analysis are summarized below:
	Selected Transactions Statistics		Implied Exchange Ratio
(dollars in thousands)	25th Percentile	75th Percentile	25th Percentile	75th Percentile
TBV	122%	154%	0.63x	0.79x
LTM Net Income	11.7x	15.2x	0.67x	0.86x
Forward Net Income	11.4x	13.4x	0.66x	0.77x
Core Deposit Premium	2.5%	5.7%	0.61x	0.75x
Exchange Ratio in the Merger			0.6675x
Discounted Cash Flow Analysis with Merger Adjustments.   Raymond James performed a discounted cash flow analysis with merger adjustments to estimate an illustrative implied equity value for CrossFirst. In this analysis, Raymond James used the Target Projections and the merger adjustments prepared by Busey management, both used with consent of the board of directors. Consistent with the periods included in the Target Projections, Raymond James used calendar year 2028 as the final year for the analysis and applied forward multiples, ranging from 10.5x to 13.5x, to calendar year 2029 adjusted net income in order to derive a range of terminal values for CrossFirst.
Raymond James assumed discount rates ranging from 9% to 13%. Raymond James arrived at its discount rate ranges by using the Modified CAPM (Capital Asset Pricing Model) methodology as presented in the U.S. Cost of Capital Navigator by Kroll, LLC. Raymond James reviewed the ranges of implied per share values indicated by the discounted cash flow analysis for CrossFirst and calculated a range of implied exchange ratios by dividing the maximum implied per share value of CrossFirst common stock by Busey’s closing stock price as of August 23, 2024 to calculate the maximum implied exchange ratio, and by dividing the minimum implied per share value of CrossFirst common stock by Busey’s closing stock price as of August 23, 2024 to calculate the minimum implied exchange ratio. The results of the discounted cash flow analysis with merger adjustments are summarized in the table below:
Implied per Share Value
	CrossFirst		Implied exchange ratio
	Low	High	Low	High
Price per Share	$17.14	$24.21	0.62x	0.88x
Exchange Ratio in the Merger			0.6675x
Pro Forma Impact Analysis.   Raymond James performed a pro forma financial impact analysis that combined projected balance sheet and calendar years 2025 and 2026 estimated EPS information of Busey and CrossFirst, using: (i) closing balance sheet estimates as of March 31, 2025 for each of Busey and CrossFirst; (ii) financial forecasts and projections for each of Busey and CrossFirst for the calendar years 2025 and 2026, based on analyst consensus estimates; and (iii) the merger adjustments. Items (i)  – (ii) above were all reviewed and approved by Busey management for Raymond James’s use. Raymond James analyzed the estimated financial impact of the merger on certain projected financial results. This analysis indicated that the merger could be dilutive to Busey’s estimated tangible book value per share at March 31, 2025 but accretive to Busey’s estimated calendar years 2025 and 2026 EPS. For all of the above analyses, the actual results achieved by the pro forma company following the merger may vary from the projected results, and the variations may be material.
Additional Considerations.   The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to the significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of CrossFirst.
In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Busey. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Busey board of directors (solely in its members’ capacity as such) and were prepared solely as part of the analysis of Raymond James regarding the fairness to Busey, from a financial point of view, of the exchange ratio to be paid in the merger pursuant to the merger agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Busey board of directors in making its determination to approve the merger and to enter into the merger agreement. Neither Raymond James’s opinion nor the analyses described above should be viewed as determinative of the Busey board of directors’ or Busey management’s views with respect to Busey, CrossFirst, or the merger. Raymond James provided advice to Busey with respect to the proposed merger. Raymond James did not, however, recommend any specific amount of consideration to the Busey board of directors or advise that any specific consideration constituted appropriate consideration for the merger. Busey placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.
For its services as financial advisor to Busey in connection with the merger, Raymond James will receive a transaction fee of $6.75 million, of which $25,000 was due and payable upon the execution of its engagement letter, $1.0 million was due and payable when Raymond James rendered its opinion and the remainder of which is contingent upon the successful completion of the merger. Busey has also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.
Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of Busey and CrossFirst for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. During the previous two (2) years, Raymond James has provided certain services to Busey and CrossFirst, including acting as buyside advisor to CrossFirst in 2023, for which Raymond James was paid a fee of approximately $250,000, and providing investment services to Busey for which Raymond James has received net income from Busey’s wholly owned subsidiaries in the amounts of approximately $1.9 million in 2023 and $1.3 million in 2022. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to Busey and/or CrossFirst or other participants in the merger in the future, for which Raymond James may receive compensation.
CrossFirst’s Reasons for the Merger; Recommendation of CrossFirst’s Board of Directors
After careful consideration, the CrossFirst board of directors, at a special meeting held on August 26, 2024, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of CrossFirst and its stockholders, (ii) approved and adopted the merger agreement and (iii) recommended the approval by CrossFirst stockholders of the CrossFirst merger proposal and the CrossFirst adjournment proposal.
In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, and to recommend that CrossFirst stockholders approve the merger agreement, the CrossFirst board of directors evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with CrossFirst management, as well as with CrossFirst’s financial and legal advisors, and considered a number of factors, including the following:
•
each of CrossFirst’s and Busey’s business, operations, financial condition, stock performance, asset quality, earnings, markets and prospects;

•
the strategic rationale for the merger;

•
the fact that CrossFirst and Busey have similar strategic outlooks;

•
the ability of the stockholders of CrossFirst to have increased liquidity due to, among other things, a larger market capitalization and greater trading volume;

•
the fact that CrossFirst and Busey each have strong management teams with cultural alignment and a complementary geographic footprint with no overlapping markets;

•
the ability for the merger to help accelerate CrossFirst’s transition to a regulatory environment for banks with assets over $10 billion;

•
the fact that CrossFirst’s and Busey’s respective products, customers and businesses complement each other, bringing together strong community banking franchises that will give the combined bank significant low-cost core deposits and the potential for incremental revenue opportunities from the addition of each company’s unique businesses to further diversify revenue streams;

•
the ability of the combined bank to have greater scale and efficiency that may enable it to attract additional customers and employees, increase its retail presence and have the ability to invest and spread increasing costs more effectively in technology, risk and compliance;

•
its view that the combined company will have the scale, resources and capabilities to drive technology and infrastructure investments to enhance the customer experience by leveraging the strengths of both CrossFirst and Busey;

•
the fact that CrossFirst stockholders will become stockholders of Busey and will continue to share proportionately in the business successes of the legacy CrossFirst business, including in any potential future change of control transaction involving Busey;

•
the fact that, upon the closing, the combined company’s board of directors would include five (5) legacy CrossFirst directors, including Mr. Brenneman as the Lead Independent Director of the board of directors of the combined company, which the CrossFirst board of directors believes enhances the likelihood that the strategic benefits expected to be obtained from the merger will be realized;

•
the fact that, upon the closing, senior members of CrossFirst management will continue to have senior management leadership roles in the resulting organization, including Mr. Maddox as President and Executive Vice Chairman of the combined company and Chief Executive Officer of Busey Bank, Mr. Rapp as the President of Busey Bank and Ms. Fauss as the Chief Information and Technology Officer of the combined company;

•
the fact that, during and beyond integration, the combined company will have leadership continuity as well a succession plan with Mr. Maddox to succeed Mr. Dukeman as Chief Executive Officer of the combined company on the earlier of the one (1)-year anniversary of the bank merger or the eighteen (18)-month anniversary of the merger;

•
its view that the combined company would have a stronger, deeper leadership team with complementary expertise to drive enhanced operational performance, strategic growth and risk management and its view that the combined company would have a strengthened ability to recruit and retain top-tier talent while offering colleagues more opportunities for career development and mobility;

•
its knowledge of the current and prospective environment in the financial services industry in general, including economic conditions and the interest rate and regulatory environments, increased operating costs resulting from regulatory and compliance mandates, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions and the likely effects of these factors on CrossFirst’s and the combined company’s potential growth, development, productivity and strategic options;

•
its view with respect to other strategic alternatives potentially available to CrossFirst, including continuing as a stand-alone company, engaging in a strategic combination with another party or a sale to a potential acquirer, and its belief as to the availability of these alternatives and that any such available alternatives would not deliver the financial and operational benefits that could be achieved in the proposed merger with Busey;

•
its view that the cost savings and synergies created by the merger create material value for the CrossFirst stockholders and enable reinvestment of additional capital;

•
the fact that both CrossFirst and Busey have similar commitments to their respective customers and communities;

•
its belief that the two companies’ corporate cultures and business philosophies are complementary and compatible, including with respect to corporate purpose, strategic focus, commitment to corporate governance and ethical business practices, target markets, client service, credit, risk profiles, community commitment and commitment to diversity, equity and inclusion and environmental, social and governance considerations, and its belief that the complementary cultures will facilitate the successful integration of the two companies and implementation of the transaction;

•
its review and discussions with CrossFirst’s management concerning CrossFirst’s due diligence examination of the operations, financial condition, credit quality, earnings, risk management and regulatory compliance programs and prospects of Busey;

•
the expectation that the requisite regulatory approvals could be obtained in a timely fashion;

•
the benefits and opportunities Busey will bring to the combined company, including strong wealth management and payment technology solutions capabilities;

•
the fact that the headquarters of the holding company following the merger will be in the Kansas City area, which will be central to the combined company’s new footprint, providing benefits for ease of travel, accessibility and visibility;

•
the expectation that the transaction will be generally tax-free for United States federal income tax purposes to CrossFirst’s stockholders;

•
the fact that the exchange ratio would be fixed, with no adjustment in the merger consideration to be received by CrossFirst stockholders as a result of possible increases or decreases in the trading price of CrossFirst or Busey stock following the announcement of the merger, which the CrossFirst board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•
the fact that CrossFirst preferred stock would be converted into similar instruments of Busey;

•
its expectation that, upon consummation of the merger, CrossFirst’s stockholders would own approximately 36.50% of the combined company on a fully diluted basis;

•
the combined company’s potential to increase stockholder value and to create opportunities for enhanced earnings and potential dividends, along with mitigating long-term business and execution risks by diversifying the footprint and revenue sources of the combined company;

•
the continuity of Busey’s dividends and stock value and the fact that holders of CrossFirst common stock, who do not currently receive any dividend, will become entitled to receive Busey’s ongoing dividends following the completion of the merger;

•
the fact that CrossFirst’s stockholders will have an opportunity to vote on the approval of the merger agreement and the merger;

•
the opinion, dated August 26, 2024, of KBW to the CrossFirst board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of CrossFirst common stock of the exchange ratio in the merger as more fully described below under “— Opinion of CrossFirst’s Financial Advisor” beginning on page 82;

•
the terms of the merger agreement and the amendment to the Busey bylaws, which CrossFirst reviewed with its legal advisor, including the representations, warranties, covenants, deal protection and termination provisions contained therein; and

•
its view that the two management teams have many years of integration experience through various acquisitions, which can be leveraged in successfully completing the integration process.

The CrossFirst board of directors also considered the potential risks related to the transaction but concluded that the anticipated benefits of combining with Busey were likely to outweigh these risks. These potential risks include, among others:
•
CrossFirst would lose the autonomy associated with being an independent financial institution;

•
the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of the strength of the economy, general market conditions and competitive factors in the areas where CrossFirst and Busey operate businesses;

•
the possible diversion of management attention and resources from other strategic opportunities and operational matters while working to implement the transaction and integrate the two companies;

•
the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of CrossFirst common stock or Busey common stock, the value of the shares of Busey common stock to be issued to CrossFirst stockholders upon the completion of the merger could be significantly less than the value of such shares immediately prior to the announcement of the parties’ entry into the merger agreement;

•
the risk of losing key employees during the pendency of the merger and thereafter;

•
the restrictions on the conduct of CrossFirst’s business during the period between execution of the merger agreement and the consummation of the merger, which could potentially delay or prevent CrossFirst from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the merger;

•
the potential effect of the merger on CrossFirst’s overall business, including its relationships with customers, employees, suppliers and regulators;

•
the fact that holders of CrossFirst common stock would not be entitled to appraisal or dissenters’ rights in connection with the merger;

•
the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;

•
certain anticipated merger-related costs, which could also be higher than expected;

•
the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals will not be received or will not be received in a timely manner or may impose burdensome or unacceptable conditions that may adversely affect the anticipated operations, synergies and financial results of the combined company following the completion of the merger;

•
the potential for legal claims challenging the merger;

•
the risk that the merger may not be completed despite the combined efforts of CrossFirst and Busey or that completion may be unduly delayed, including as a result of delays in obtaining the requisite regulatory approvals; and

•
the other risks described under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 28 and 30, respectively.

The foregoing discussion of the information, risks and factors considered by the CrossFirst board of directors is not intended to be exhaustive but includes the material factors and risks considered by the board. In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, the CrossFirst board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The CrossFirst board of directors considered all these factors as a whole in evaluating the merger agreement and the transactions contemplated thereby, including the merger.
For the reasons set forth above, the CrossFirst board of directors determined that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of CrossFirst and its stockholders, and approved the merger agreement and the transactions contemplated thereby, including the merger.
In considering the recommendation of the CrossFirst board of directors, you should be aware that certain directors and executive officers of CrossFirst may have interests in the merger that are different from, or in addition to, interests of stockholders of CrossFirst generally and may create potential conflicts of interest. The CrossFirst board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement and the transactions contemplated thereby, including the merger, and in recommending to CrossFirst’s stockholders that they vote in favor of the CrossFirst merger proposal. See “— Interests of Certain CrossFirst Directors and Executive Officers in the Merger” beginning on page 97.
It should be noted that this explanation of the reasoning of the CrossFirst board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 28.
For the reasons set forth above, the CrossFirst board of directors unanimously recommends that the CrossFirst stockholders vote “FOR” the CrossFirst merger proposal and “FOR” the other proposals to be considered at the CrossFirst special meeting.

Opinion of CrossFirst’s Financial Advisor
CrossFirst engaged KBW to render financial advisory and investment banking services to CrossFirst, including an opinion to the CrossFirst board of directors as to the fairness, from a financial point of view, to the common stockholders of CrossFirst of the exchange ratio in the proposed merger. CrossFirst selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.
As part of its engagement, representatives of KBW attended the meeting of the CrossFirst board of directors held on August 26, 2024, at which the CrossFirst board of directors evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the CrossFirst board of directors an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of CrossFirst common stock. The CrossFirst board of directors approved the merger agreement at this meeting.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex E to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.
KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the CrossFirst board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to the holders of CrossFirst common stock. It did not address the underlying business decision of CrossFirst to engage in the merger or enter into the merger agreement or constitute a recommendation to the CrossFirst board of directors in connection with the merger, and it does not constitute a recommendation to any holder of CrossFirst common stock or any stockholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such stockholder should enter into a voting, stockholders’ or affiliates’ agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder.
KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of CrossFirst and Busey and bearing upon the merger, including, among other things:
•
a draft of the merger agreement dated August 22, 2024 (the most recent draft then made available to KBW);

•
the audited financial statements and the Annual Reports on Form 10-K for the three (3) fiscal years ended December 31, 2023 of CrossFirst;

•
the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024 and June 30, 2024 of CrossFirst;

•
the audited financial statements and the Annual Reports on Form 10-K for the three (3) fiscal years ended December 31, 2023 of Busey;

•
the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024 and June 30, 2024 of Busey;

•
certain regulatory filings of CrossFirst and Busey and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed

(as the case may be) with respect to each quarter during the three (3)-year period ended December 31, 2023 as well as the quarters ended March 31, 2024 and June 30, 2024;
•
certain other interim reports and other communications of CrossFirst and Busey to their respective stockholders; and

•
other financial information concerning the businesses and operations of CrossFirst and Busey furnished to KBW by CrossFirst and Busey or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:
•
the historical and current financial position and results of operations of CrossFirst and Busey;

•
the assets and liabilities of CrossFirst and Busey;

•
the nature and terms of certain other merger transactions and business combinations in the banking industry;

•
a comparison of certain financial and stock market information for CrossFirst and Busey with similar information for certain other companies, the securities of which are publicly traded;

•
publicly available consensus “street estimates” of CrossFirst, as well as assumed CrossFirst long-term growth rates provided to KBW by CrossFirst management, all of which information was discussed with KBW by such management and used and relied upon by KBW at the direction of CrossFirst management and with the consent of the CrossFirst board of directors;

•
publicly available consensus “street estimates” of Busey, as well as assumed Busey long-term growth rates provided to KBW by Busey management, all of which information was discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of CrossFirst management and with the consent of the CrossFirst board of directors; and

•
estimates regarding certain pro forma financial effects of the merger on Busey (including, without limitation, the cost savings expected to result or be derived from the merger) that were prepared by Busey management, provided to and discussed with KBW by such management, and used and relied upon by KBW based on such discussions, at the direction of CrossFirst management and with the consent of the CrossFirst board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and its knowledge of the banking industry generally. KBW also participated in discussions held by the managements of CrossFirst and Busey regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. KBW was not requested to assist, and did not assist, CrossFirst with soliciting indications of interest from third parties regarding a potential transaction with CrossFirst.
In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with it or that was publicly available, and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of CrossFirst as to the reasonableness and achievability of the publicly available consensus “street estimates” of CrossFirst and the assumed CrossFirst long-term growth rates referred to above (and the assumptions and bases therefor), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the CrossFirst “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of CrossFirst management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated. KBW further relied, with the consent of CrossFirst, upon Busey management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Busey, the assumed Busey long-term growth rates and the estimates regarding certain pro forma financial effects of the merger on Busey (including, without limitation, the cost savings expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the Busey “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of Busey management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.
It is understood that the portion of the foregoing financial information of CrossFirst and Busey that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of CrossFirst and Busey referred to above, was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, prolonged higher interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of CrossFirst and Busey and with the consent of the CrossFirst board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion, and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either CrossFirst or Busey since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for credit losses and KBW assumed, without independent verification and with CrossFirst’s consent, that the aggregate allowances for credit losses for each of CrossFirst and Busey are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of CrossFirst or Busey, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of CrossFirst or Busey under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. KBW made note of the classification by each of CrossFirst and Busey of its loans and owned securities as either held to maturity, on the one hand, or held for sale or available for sale, on the other hand, and KBW also reviewed reported fair value marks to market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of CrossFirst and Busey, but KBW expressed no view as to any such matters. Estimates of the values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.
KBW assumed, in all respects material to its analyses, the following:
•
that the merger and any related transactions (including, without limitation, the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft version reviewed by KBW and referred to above), with no adjustments to the exchange ratio and with no other consideration or payments in respect of CrossFirst common stock;

•
that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•
that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•
that there were no factors that would delay, or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions and that all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and
•
that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of CrossFirst, Busey or the pro forma entity, or the contemplated benefits of the merger, including, without limitation, the cost savings expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of CrossFirst that CrossFirst relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to CrossFirst, Busey, the merger and any related transaction, and the merger agreement. KBW did not provide advice with respect to any such matters.
KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the exchange ratio in the merger to the holders of CrossFirst common stock. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the actions relating to CrossFirst’s Employee Stock Purchase Plan to be taken in connection with the merger), including, without limitation, the form or structure of the merger or any such related transaction, the treatment of the outstanding CrossFirst preferred stock in the merger, any consequences of the merger or any such related transaction to CrossFirst, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. There has been significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, prolonged higher interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion, and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:
•
the underlying business decision of CrossFirst to engage in the merger or enter into the merger agreement;

•
the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by CrossFirst or the CrossFirst board of directors;

•
the fairness of the amount or nature of any compensation to any of CrossFirst’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of CrossFirst common stock;

•
the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of CrossFirst (other than the holders of CrossFirst common stock, solely with respect to the exchange ratio as described in KBW’s opinion and not relative to the consideration to be received by holders of outstanding CrossFirst preferred stock or any other class of securities) or holders of any class of securities of Busey or any other party to any transaction contemplated by the merger agreement;

•
the actual value of Busey common stock or shares of newly created preferred stock of Busey to be issued in the merger;

•
the prices, trading range or volume at which CrossFirst common stock or Busey common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Busey common stock would trade following the consummation of the merger;

•
any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•
any legal, regulatory, accounting, tax or similar matters relating to CrossFirst, Busey, their respective stockholders, or relating to or arising out of or as a consequence of the merger or any related transaction, including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters which are beyond the control of KBW, CrossFirst and Busey. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the CrossFirst board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the CrossFirst board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between CrossFirst and Busey, and the decision of CrossFirst to enter into the merger agreement was solely that of the CrossFirst board of directors.
The following is a summary of the material financial analyses presented by KBW to the CrossFirst board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the CrossFirst board of directors but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
For purposes of the financial analyses described below, KBW utilized an implied transaction value for the merger of $18.32 per outstanding share of CrossFirst common stock, or approximately $927.3 million in the aggregate (inclusive of the implied value of CrossFirst restricted stock awards, CrossFirst restricted stock units and in-the-money CrossFirst stock appreciation rights), based on the 0.6675x exchange ratio in the proposed merger and the closing price of Busey common stock on August 23, 2024. In addition to the financial analyses described below, KBW reviewed with the CrossFirst board of directors for informational purposes, among other things, an implied transaction multiple for the proposed merger (based on the implied transaction value for the merger of $18.32 per outstanding share of CrossFirst common stock) of 12.1x CrossFirst’s estimated calendar year 2024 EPS based on estimated 2024 earnings taken from publicly available consensus “street estimates” for CrossFirst (divided by the estimated December 31, 2024 diluted share count for CrossFirst provided by CrossFirst management).
CrossFirst Selected Companies Analysis.   Using publicly available information, KBW compared the financial performance, financial condition and market performance of CrossFirst to 16 selected major exchange-traded banks headquartered in the U.S. Southwestern and Midwestern regions as defined by S&P Global Market Intelligence with total assets between $5 billion and $15 billion and fee income to revenue ratios less than 20%. Merger targets, ethnic group-focused banks and Triumph Financial, Inc. (which is focused on transportation factoring and related payments businesses) were excluded from the selected companies.

The selected companies were as follows (shown by column in descending order of total assets):
Enterprise Financial Services Corp	Horizon Bancorp, Inc.
Veritex Holdings, Inc.	Business First Bancshares, Inc.
Stellar Bancorp, Inc.	Lakeland Financial Corporation
National Bank Holdings Corporation	Great Southern Bancorp, Inc.
Origin Bancorp, Inc.	Old Second Bancorp, Inc.
Byline Bancorp, Inc.	Mercantile Bank Corporation
Capitol Federal Financial, Inc.	Equity Bancshares, Inc.
Southside Bancshares, Inc.	HBT Financial, Inc.
To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter (“MRQ”) or latest twelve (12) months available or as of the end of such periods and market price information as of August 23, 2024. KBW also used 2024 and 2025 EPS estimates based on estimated 2024 and 2025 earnings taken from publicly available consensus “street estimates” for CrossFirst (divided by the respective estimated December 31, 2024 and December 31, 2025 diluted share counts for CrossFirst provided by CrossFirst management) and 2024 and 2025 EPS estimates taken from publicly available consensus “street estimates” for the selected companies. Where consolidated-holding-company-level financial data for CrossFirst and the selected companies was unreported, the most recently available data from the previous quarter was utilized. Certain financial data presented in the tables below may not correspond to the data presented in CrossFirst’s historical financial statements, or the data presented under the section “The Merger — Opinion of Busey’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.
KBW’s analysis showed the following concerning the financial performance of CrossFirst and the selected companies:
	CrossFirst	Selected Companies
		25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(1)	1.03%	1.04%	1.16%	1.13%	1.31%
MRQ Core Return on Average Tangible Common Equity(1)	11.43%	11.17%	14.03%	13.10%	15.29%
MRQ Net Interest Margin	3.20%	3.17%	3.54%	3.51%	3.99%
MRQ Fee Income / Revenue(2)	9.0%	12.5%	16.4%	14.7%	17.6%
MRQ Noninterest Expense / Average Assets	2.01%	2.55%	2.41%	2.26%	1.97%
MRQ Efficiency Ratio	57.4%	63.5%	58.7%	57.9%	52.5%

(1)
Based on core net income after taxes and before extraordinary items, excluding gain on the sale of available-for-sale securities, amortization of intangibles, goodwill and nonrecurring items as defined by S&P Global Market Intelligence.

(2)
Excluded gain on the sale of securities.

KBW’s analysis also showed the following concerning the financial condition of CrossFirst and the selected companies:
	CrossFirst	Selected Companies
		25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	9.08%	8.44%	9.12%	8.86%	9.41%
Total Capital Ratio	11.40%	14.04%	14.87%	14.88%	15.39%
Loans HFI / Deposits	94.2%	93.6%	90.4%	91.9%	87.2%

	CrossFirst	Selected Companies
		25th Percentile	Median	Average	75th Percentile
Loan Loss Reserves / Loans	1.20%	1.08%	1.24%	1.16%	1.27%
Nonperforming Assets / Loans + OREO	0.23%	0.84%	0.48%	0.58%	0.32%
LTM Net Charge-offs / Average Loans	0.09%	0.17%	0.07%	0.17%	0.04%
In addition, KBW’s analysis showed the following concerning the market performance of CrossFirst and the selected companies (excluding the impact of the LTM core dividend payout ratio for one of the selected companies, which ratio was considered to be not meaningful because it was less than 0.0%):
	CrossFirst	Selected Companies
		25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	70.5%	17.9%	25.8%	27.3%	35.5%
Year-to-Date Stock Price Change	35.7%	0.6%	7.3%	7.1%	15.4%
Price / Tangible Book Value per Share	1.31x	1.24x	1.48x	1.48x	1.61x
Price / 2024 EPS Estimate	12.2x	10.4x	11.4x	12.2x	13.0x
Price / 2025 EPS Estimate	11.6x	10.4x	11.0x	11.8x	12.6x
Dividend Yield	0.0%	1.9%	2.6%	2.7%	3.3%
LTM Core Dividend Payout Ratio(1)	0.0%	20.3%	26.7%	29.2%	33.4%

(1)
Based on LTM core net income after taxes and before extraordinary items, excluding gain on the sale of available-for-sale securities, amortization of intangibles, goodwill and nonrecurring items as defined by S&P Global Market Intelligence.

No company used as a comparison in the above selected companies analysis is identical to CrossFirst. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics of the companies involved.
Busey Selected Companies Analysis.   Using publicly available information, KBW compared the financial performance, financial condition and market performance of Busey to 14 selected major exchange-traded U.S. banks with total assets between $5 billion and $20 billion, fee income to revenue ratios greater than 25%, and gain on sale of loans as a percentage of total fee income less than 25%. Merger targets, ethnic group-focused banks and online banks (including LendingClub Corporation and Pathward Financial, Inc.) were excluded from the selected companies.
The selected companies were as follows (shown by column in descending order of total assets):
First Financial Bancorp	Univest Financial Corporation
Community Financial System, Inc.	First Mid Bancshares, Inc.
NBT Bancorp Inc.	Washington Trust Bancorp, Inc.
BancFirst Corporation	Peapack-Gladstone Financial Corporation
QCR Holdings, Inc.	City Holding Company
Stock Yards Bancorp, Inc.	German American Bancorp, Inc.
Tompkins Financial Corporation	Community Trust Bancorp, Inc.
To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter or latest 12 months available or as of the end of such periods and market price information as of August 23, 2023. KBW also used 2024 and 2025 EPS estimates based on estimated 2024 and 2025 earnings taken from publicly available consensus “street estimates” for Busey (divided by the respective estimated December 31, 2024 and December 31, 2025 diluted share counts for Busey provided by Busey management) and 2024 and 2025 EPS estimates taken from publicly available consensus “street estimates” for the selected companies. Where consolidated-holding-company-level financial data for Busey and the selected companies was unreported, the most recently available data from the previous quarter was utilized (subsidiary-bank-level data necessary to calculate Total Capital Ratio was also not then publicly available for one of the selected companies). Certain financial data presented in the tables below may not correspond to the data presented in Busey’s historical financial statements, or the data presented under the section “The Merger — Opinion of Busey’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.
KBW’s analysis showed the following concerning the financial performance of Busey and the selected companies:
	Busey	Selected Companies
		25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(1)	1.02%	0.96%	1.27%	1.18%	1.38%
MRQ Core Return on Average Tangible Common Equity(1)	12.77%	11.40%	15.21%	15.40%	17.06%
MRQ Net Interest Margin	3.03%	2.89%	3.27%	3.16%	3.38%
MRQ Fee Income / Revenue(2)	28.9%	27.8%	28.8%	30.3%	32.6%
Noninterest Expense / Average Assets	2.44%	2.70%	2.54%	2.50%	2.30%
MRQ Efficiency Ratio	61.1%	66.4%	59.1%	60.5%	54.3%

(1)
Based on core net income after taxes and before extraordinary items, excluding gain on the sale of available-for-sale securities, amortization of intangibles, goodwill and nonrecurring items as defined by S&P Global Market Intelligence.

(2)
Excluded gain on the sale of securities.

KBW’s analysis showed the following concerning the financial condition of Busey and, to the extent publicly available, the selected companies:
	Busey	Selected Companies
		25th Percentile	Median	Median	75th Percentile
Tangible Common Equity / Tangible Assets	8.29%	7.52%	8.38%	8.38%	8.73%
Total Capital Ratio	17.50%	14.09%	14.75%	14.75%	15.50%
Loans HFI / Deposits	80.2%	92.9%	90.4%	90.4%	82.0%
Loan Loss Reserves / Loans	1.06%	0.96%	1.23%	1.23%	1.28%
Nonperforming Assets / Loans + OREO	0.11%	0.55%	0.50%	0.50%	0.30%
LTM Net Charge-offs / Average Loans	0.20%	0.14%	0.09%	0.09%	0.04%
In addition, KBW’s analysis showed the following concerning the market performance of Busey and the selected companies:
	Busey	Selected Companies
		25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	36.2%	21.3%	33.0%	32.1%	42.2%
Year-to-Date Stock Price Change	10.6%	8.5%	14.8%	13.8%	17.8%
Price / Tangible Book Value per Share	1.62x	1.42x	1.89x	2.07x	2.54x
Price / 2024 EPS Estimate	13.6x	12.1x	14.2x	14.5x	16.9x
Price / 2025 EPS Estimate	11.8x	11.5x	12.9x	13.5x	15.5x
Dividend Yield	3.5%	2.1%	2.7%	2.8%	3.4x
LTM Core Dividend Payout Ratio(1)	43.9%	28.5%	35.1%	36.8%	43.9%

(1)
Based on core net income after taxes and before extraordinary items, excluding gain on the sale of available-for-sale securities, amortization of intangibles, goodwill and nonrecurring items as defined by S&P Global Market Intelligence.

No company used as a comparison in the above selected companies analysis is identical to Busey. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics of the companies involved.
Selected Transactions Analysis.   KBW reviewed publicly available information related to ten (10) selected U.S. bank transactions announced since January 1, 2022 with announced deal values between $250 million and $1.5 billion, acquired company loan to deposit ratios at announcement greater than 85%, and acquired company LTM return on average assets between 0.0% and 1.5%.
The selected transactions were as follows:
Acquiror	Acquired Company
German American Bancorp, Inc.	Heartland BancCorp
WesBanco, Inc.	Premier Financial Corp.
United Bankshares, Inc.	Piedmont Bancorp, Inc.
Old National Bancorp	CapStar Financial Holdings, Inc.
Eastern Bankshares, Inc.	Cambridge Bancorp
Burke & Herbert Financial Services Corp.	Summit Financial Group, Inc.
Atlantic Union Bankshares Corporation	American National Bankshares Inc.
Washington Federal, Inc.	Luther Burbank Corporation
Prosperity Bancshares, Inc.	First Bancshares of Texas, Inc.
Provident Financial Services, Inc.	Lakeland Bancorp, Inc.
For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then-latest publicly available financial statements prior to the announcement of the respective transaction and, to the extent publicly available, consensus “street estimates” for the acquired company at the announcement of the respective transaction:
•
Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•
Pay-to-Trade ratio (calculated as the price to tangible book value multiple paid in the respective transaction divided by the acquiror’s standalone closing stock price to tangible book value multiple);

•
Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM earnings);

•
Price per common share to estimated EPS of the acquired company for the first full year after the announcement of the respective transaction, referred to as FWD EPS, in the eight (8) selected transactions in which FWD EPS for the acquired company was available at announcement; and

•
Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium.

KBW also reviewed the price per common share paid for the acquired company for the eight (8) selected transactions involving publicly traded acquired companies as a premium/(discount) to the closing price of the acquired company one (1) day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one (1)-day market premium). The resulting transaction multiples and premiums for the selected transactions were compared with the corresponding transaction multiples and premiums for the proposed merger based on the implied transaction value for the merger of $18.32 per outstanding share of CrossFirst common stock and using historical financial information for CrossFirst as of or for the twelve (12)-month period ended June 30, 2024, a 2025 EPS estimate based on estimated 2025 earnings taken from publicly available consensus “street estimates” for CrossFirst (divided by the estimated December 31, 2025 diluted share count for CrossFirst provided by CrossFirst management) and the closing price of CrossFirst common stock on August 23, 2024.
The results of the analysis are set forth in the following table (excluding the impact of the one (1)-day market premium of one of the selected transactions, which premium was considered not meaningful because it was greater than 40.0%):
	Busey / CrossFirst	Selected Transactions
		25th Percentile	Median	Average	75th Percentile
Price / Tangible Book Value per Share	1.31x	1.15x	1.43x	1.41x	1.60x
Pay-to-Trade Ratio	0.81x	0.80x	0.88x	0.86x	0.93x
Price / LTM EPS	12.9x	10.0x	11.6x	11.1x	12.4x
Price / FWD EPS	11.6x	11.0x	13.4x	12.6x	15.1x
Core Deposit Premium	4.0%	1.5%	5.1%	5.4%	8.1%
One-Day Market Premium	(0.6)%	3.9%	6.4%	14.2%	25.2%
No company or transaction used as a comparison in the above selected transaction analysis is identical to CrossFirst or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Relative Contribution Analysis.   KBW analyzed the relative standalone contribution of Busey and CrossFirst to various pro forma balance sheet and income statement items and the combined market capitalization of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet data for Busey and CrossFirst as of June 30, 2024, (ii) publicly available consensus “street estimates” for Busey and CrossFirst, and (iii) market price information as of August 23, 2024. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Busey stockholders and CrossFirst stockholders in the combined company based on the 0.6675x exchange ratio provided for in the merger agreement:
	Busey % of Total	CrossFirst % of Total
Ownership at 0. 6675x merger exchange ratio:
Pro Forma Ownership	63.3%	36.7%
Market Capitalization:
Pre-Deal Market Capitalization	63.2%	36.8%
Balance Sheet:
Total Assets	61.0%	39.0%
Gross Loans Held For Investment	55.8%	44.2%
Total Deposits	59.7%	40.3%
Total Deposits (Excluding Brokered Deposits)	63.8%	36.2%
Tangible Common Equity	58.2%	41.8%
Income Statement:
2024 Estimated Net Income	60.6%	39.4%
2025 Estimated Net Income	63.1%	36.9%

Financial Impact Analysis.   KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Busey and CrossFirst. Using (i) closing balance sheet estimates assumed as of March 31, 2025 for Busey and CrossFirst taken from publicly available consensus “street estimates,” (ii) publicly available 2024 and 2025 earnings consensus “street estimates” for Busey and an assumed long-term EPS growth rate and estimated March 31, 2025 and December 31, 2025 diluted share count for Busey provided by Busey management, (iii) publicly available 2024 and 2025 earnings consensus “street estimates” for CrossFirst and an assumed long-term EPS growth rate and an estimated March 31, 2025 diluted share count for CrossFirst provided by CrossFirst management and (iv) pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by Busey management, KBW analyzed the potential financial impact of the merger on certain projected financial results of Busey. This analysis indicated the merger could be accretive to Busey’s estimated 2026 EPS and could be dilutive to Busey’s estimated tangible book value per share at closing assumed as of March 31, 2025. Furthermore, the analysis indicated that, pro forma for the merger, each of Busey’s tangible common equity to tangible assets ratio and Tier 1 Leverage Ratio at closing assumed as of March 31, 2025 could be lower and each of Busey’s Common Equity Tier 1 Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio at closing assumed as of March 31, 2025 could be higher. For all of the above analysis, the actual results achieved by Busey following the merger may vary from the projected results, and the variations may be material.
CrossFirst Dividend Discount Model Analysis.   KBW performed a dividend discount model analysis of CrossFirst to estimate a range for the implied equity value of CrossFirst. In this analysis, KBW used publicly available consensus “street estimates” for CrossFirst and assumed long-term growth rates for CrossFirst provided by CrossFirst management, and KBW assumed discount rates ranging from 11.0% to 13.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that CrossFirst could generate over the period from June 30, 2024 through December 31, 2028 as a standalone company, and (ii) the present value of CrossFirst’s implied terminal value at the end of such period. KBW assumed that CrossFirst would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of CrossFirst, KBW applied a range of 9.0x to 13.0x CrossFirst’s estimated 2029 earnings. This dividend discount model analysis resulted in a range of implied values per share of CrossFirst common stock of $13.68 to $18.81.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of CrossFirst.
Busey Dividend Discount Model Analysis.   KBW performed a dividend discount model analysis of Busey to estimate a range for the implied equity value of Busey. In this analysis, KBW used publicly available consensus “street estimates” of Busey and assumed long-term growth rates for Busey provided by Busey management, and KBW assumed discount rates ranging from 11.0% to 13.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Busey could generate over the period from June 30, 2024 through December 31, 2028 as a standalone company, and (ii) the present value of Busey’s implied terminal value at the end of such period. KBW assumed that Busey would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Busey, KBW applied a range of 11.0x to 15.0x Busey’s estimated 2029 earnings. This dividend discount model analysis resulted in a range of implied values per share of Busey common stock of $23.98 to $32.34.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Busey or the pro forma combined company.
Illustrative Pro Forma Combined Dividend Discount Model Analysis.   KBW performed an illustrative dividend discount model analysis of the pro forma combined entity. In this analysis, KBW used publicly available consensus “street estimates” for Busey and CrossFirst, assumed long-term growth rates for Busey provided by Busey management, assumed long-term growth rates for CrossFirst provided by CrossFirst management and pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by Busey management, and KBW assumed discount rates ranging from 11.0% to 13.0%. An illustrative range for the implied equity value of the pro forma combined entity was derived by adding (i) the present value of the implied future excess capital available for dividends that the pro forma combined company could generate over the period from March 31, 2025 through December 31, 2029, and (ii) the present value of the pro forma combined entity’s implied terminal value at the end of such period, in each case applying the pro forma assumptions. KBW assumed that the pro forma combined entity would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values of the pro forma combined entity, KBW applied a range of 11.0x to 15.0x the pro forma combined entity’s estimated 2030 earnings. This dividend discount model analysis resulted in an illustrative range of implied values for the 0.6675 of a share of Busey common stock to be received in the proposed merger for each share of CrossFirst common stock of $17.96 to $24.25.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of CrossFirst, Busey or the pro forma combined entity.
Miscellaneous.   KBW acted as financial advisor to CrossFirst in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between a KBW broker-dealer affiliate and each of CrossFirst and Busey), may from time to time purchase securities from, and sell securities to, CrossFirst and Busey. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of CrossFirst or Busey for its and their own respective accounts and for the accounts of its and their respective customers and clients.
Pursuant to the KBW engagement agreement, CrossFirst agreed to pay KBW a cash fee equal to 1.10% of the aggregate merger consideration, which fee is currently estimated to be approximately $9.5 million (as of September 25, 2024), $1,000,000 of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the closing of the merger. CrossFirst also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to the present engagement, during the two (2) years preceding the date of its opinion, KBW provided investment banking and financial advisory services to CrossFirst and received compensation for such services. KBW acted as financial advisor to CrossFirst in connection with its November 2022 acquisition of Farmers & Stockmens Bank. During the two (2) years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to Busey. KBW may in the future provide investment banking and financial advisory services to CrossFirst or Busey and receive compensation for such services.
Certain Unaudited Prospective Financial Information
Busey and CrossFirst do not, as a matter of course, publicly disclose forecasts or internal projections as to their future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, in the case of CrossFirst, from time to time, estimated ranges of certain financial measures for the current year and certain future years in their respective earnings conference calls, investor conference presentations and other investor materials.

However, in connection with the merger, Busey and CrossFirst senior management prepared or approved for use certain unaudited prospective financial information (which we refer to collectively as the “prospective financial information”) with respect to Busey and CrossFirst on a standalone basis and without giving effect to the merger (except as expressly set forth below under “— Certain Estimated Synergies Attributable to the Merger”), which was provided to and used by Raymond James (Busey’s financial advisor) and KBW (CrossFirst’s financial advisor) for the purpose of performing financial analyses in connection with their respective opinions, as described in this joint proxy statement/prospectus under the headings “The Merger — Opinion of Busey’s Financial Advisor” and “The Merger — Opinion of CrossFirst’s Financial Advisor” beginning on pages 70 and 82, respectively, and the boards of directors of Busey and CrossFirst in connection with their respective evaluations of the merger. A summary of certain significant elements of this information is set forth below and is included in this joint proxy statement/prospectus solely for the purpose of providing Busey stockholders and CrossFirst stockholders access to certain nonpublic information made available to Busey and CrossFirst and their respective boards of directors and financial advisors.
The prospective financial information was prepared in good faith and on a reasonable basis based on the best information available to the preparers at the time of its preparation. However, there can be no assurance that the forecasts or projections will be realized, and actual results may vary materially from those shown in the prospective financial information. Neither Busey nor CrossFirst endorses the prospective financial information as necessarily predictive of actual future results.
Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by Busey and CrossFirst senior management, as applicable, at the time such prospective financial information was prepared or approved for the financial advisors to use. The prospective financial information represents Busey and senior management’s evaluation of Busey’s expected future financial performance on a standalone basis and CrossFirst and senior management’s evaluation of CrossFirst’s expected future financial performance on a standalone basis, without reference to the merger. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Busey and CrossFirst operate and the risks and uncertainties described under “Risk Factors” beginning on page 30 of this joint proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 28 of this joint proxy statement/prospectus and in the reports that Busey and CrossFirst file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Busey and CrossFirst and will be beyond the control of Busey following the completion of the merger. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of Busey or CrossFirst could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that Busey, CrossFirst or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any Busey stockholders or CrossFirst stockholders, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information.
This information should not be construed as financial guidance and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change. Except as expressly set forth below under “— Certain Estimated Synergies Attributable to the Merger,” the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on Busey or CrossFirst of the merger, and does not attempt to predict or suggest actual future results of the combined company following the completion of the merger or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on Busey or CrossFirst of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.
The prospective financial information was prepared separately using, in some cases, different assumptions, and is not intended to be added together. Adding the prospective financial information together for the two companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.
By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither Busey nor CrossFirst nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Busey or CrossFirst compared to the information contained in the prospective financial information. Neither Busey, CrossFirst nor, after the completion of the merger, the combined company undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.
The prospective financial information summarized in this section is not being included in this joint proxy statement/prospectus in order to induce any Busey stockholder to vote in favor of the Busey merger proposal, the Busey articles amendment proposal, the Busey compensational proposal or the Busey adjournment proposal or to induce any CrossFirst stockholder to vote in favor of the CrossFirst merger proposal, the CrossFirst compensation proposal or the CrossFirst adjournment proposal.
The accompanying prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure use or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information, the published guidelines of the SEC regarding forward-looking statements or GAAP.
Subject to the above, the prospective financial information included in this section has been provided by Busey’s management and CrossFirst’s management as described in this section. Neither RSM US LLP (the independent registered public accounting firm of Busey) nor Forvis Mazars, LLP (the independent registered public accounting firm of CrossFirst) nor any other independent registered public accounting firm has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the prospective financial information and, accordingly, neither RSM US LLP nor Forvis Mazars, LLP express an opinion or any other form of assurance with respect thereto or to its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by RSM US LLP and Forvis Mazars, LLP incorporated by reference into this joint proxy statement/prospectus relate to Busey’s and CrossFirst’s previously issued financial statements, respectively. They do not extend to the prospective financial information and should not be read to do so.
In light of the foregoing, and taking into account that the Busey special meeting and the CrossFirst special meeting will be held several months after the financial forecasts were prepared, as well as the uncertainties inherent in any forecasted information, Busey stockholders and CrossFirst stockholders are strongly cautioned not to place unwarranted reliance on such information, and Busey and CrossFirst urge all

Busey stockholders and CrossFirst stockholders to review Busey’s and CrossFirst’s respective most recent SEC filings for descriptions of Busey’s and CrossFirst’s respective reported financial results. See “Where You Can Find More Information” beginning on page 177 of this joint proxy statement/prospectus.
Certain Standalone Busey Prospective Financial Information
The following table presents publicly available mean analyst consensus “street estimates” for Busey’s third- and fourth-quarter 2024 and quarterly 2025 net income available to common stockholders (“Net Income”) and diluted earnings per share (“EPS”) that were (i) provided to Raymond James and approved by Busey for Raymond James’s use and reliance and (ii) provided to KBW and approved by CrossFirst for KBW’s use and reliance, in each case in connection with such financial advisor’s financial analyses performed in connection with its opinion.
(in thousands, except per share)	2024Q3E	2024Q4E	2025Q1E	2025Q2E	2025Q3E	2025Q4E
Net Income	$31,140	$31,670	$31,010	$33,330	$35,480	$37,090
EPS	$0.53	$0.54	$0.53	$0.57	$0.60	$0.63
Busey management also provided Raymond James and KBW with (and Busey management directed Raymond James to use and CrossFirst management directed KBW to use) an estimated annual Net Income growth rate of 5% for subsequent years. In addition, Busey management provided Raymond James and KBW with (and Busey management directed Raymond James to use and CrossFirst management directed KBW to use) estimated dividends per share of $0.96 for the year ending December 31, 2024, $1.00 per share for the year ending December 31, 2025, $1.04 per share for the year ending December 31, 2026, $1.08 per share for the year ending December 31, 2027, $1.12 per share for the year ending December 31, 2028 and $1.16 per share for the year ending December 31, 2029.
Certain Standalone CrossFirst Prospective Financial Information
The following table presents publicly available median analyst consensus “street estimates” for CrossFirst’s third- and fourth-quarter 2024 and quarterly 2025 Net Income and EPS that were (i) provided to Raymond James and approved by Busey for Raymond James’s use and reliance, and (ii) provided to KBW and approved by CrossFirst for KBW’s use and reliance, in each case in connection with such financial advisor’s financial analyses performed in connection with its opinion.
(in thousands, except per share)	2024Q3E	2024Q4E	2025Q1E	2025Q2E	2025Q3E	2025Q4E
Net Income	$19,460	$19,790	$17,990	$19,270	$20,760	$22,040
EPS	$0.39	$0.39	$0.36	$0.38	$0.41	$0.44
CrossFirst management also provided Raymond James and KBW with (and Busey management directed Raymond James to use and CrossFirst management directed KBW to use) an estimated Net Income growth rate of 5% for subsequent years.
Certain Estimated Synergies Attributable to the Merger
Busey management developed and provided to the Busey board of directors certain prospective financial information related to the cost synergies to be realized by Busey following the completion of the merger beginning in 2025. Such prospective financial information also was (i) provided by Busey to Raymond James and approved by Busey for Raymond James’s use and reliance and (ii) provided by CrossFirst to KBW and approved by CrossFirst for KBW’s use and reliance, in each case in connection with such financial advisors’ respective financial analyses and opinions as described in this joint proxy statement/prospectus under “— Opinion of Busey’s Financial Advisor” and “— Opinion of CrossFirst’s Financial Advisor.”
Such prospective financial information included, among other things, (i) annual pre-tax cost savings of $25 million, or approximately 16% of CrossFirst’s 2025 non-interest expense base and 5% of the combined company’s non-interest expense base, phased in 50% during 2025 and 100% in subsequent years, with the $25 million growing at 3% annually, (ii) one-time, pre-tax non-capitalized transaction costs of $75.3 million, mostly consisting of vendor and employment contract termination costs, investment banker and other professional fees, and employee retention costs, of which $42.1 million is to be recognized at closing and conversion, with the remainder recognized through 2028, (iii) $3.0 million of one-time capitalized expenses related to the transaction recognized at close and (iv) certain estimated purchase accounting adjustments. Such prospective financial information assumed a hypothetical March 31, 2025 closing date for the merger.
See above in this section for further information regarding the uncertainties underlying the prospective financial information, including the synergy estimates, as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 28 and 30, respectively, for further information regarding the uncertainties and factors associated with realizing synergies in connection with the merger.
Interests of Certain CrossFirst Directors and Executive Officers in the Merger
In considering the recommendation of CrossFirst’s board of directors that you vote “FOR” the merger proposal, you should be aware that aside from their interests as CrossFirst’s stockholders, CrossFirst’s directors and executive officers have interests in the merger that are different from, or in addition to, those of CrossFirst’s stockholders generally. References to the named executive officers of CrossFirst are to Messrs. Michael J. Maddox, Benjamin R. Clouse and W. Randall Rapp. Members of CrossFirst’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that CrossFirst stockholders vote in favor of the merger proposal. For more information, see “— Background of the Merger,” beginning on page 55, and “— CrossFirst’s Reasons for the Merger; Recommendation of CrossFirst’s Board of Directors” beginning on page 78. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “— Quantification of Potential Payments and Benefits to CrossFirst’s Named Executive Officers in Connection with the Merger” beginning on page 101.
Treatment of CrossFirst Equity Awards
All outstanding award agreements under CrossFirst’s Amended and Restated 2018 Omnibus Incentive Plan (the “CrossFirst stock plan”) provide for “double-trigger” vesting if an executive officer’s employment is terminated without cause upon a change in control or within one (1) year after a change in control. The closing will constitute a change in control for purposes of the CrossFirst equity awards. Accordingly, unvested converted equity awards under the CrossFirst stock plan, if the executive officer experiences a termination without cause upon or within one (1) year following the closing, will fully vest; provided, however, that Mr. Maddox’s equity awards will be treated in accordance with his letter agreement as described in “— Letter Agreement with Michael J. Maddox.”
For an estimate of the amounts that would be realized by each of CrossFirst’s named executive officers upon a termination without cause upon or within one (1) year following a change in control in settlement of their currently unvested converted equity awards, see “— Quantification of Potential Payments and Benefits to CrossFirst’s Named Executive Officers in Connection with the Merger” below. The estimated aggregate amount that would be realized by the four (4) executive officers who are not named executive officers in settlement of their unvested CrossFirst equity awards that were outstanding on September 25, 2024, if the effective time occurred on December 31, 2024, and each such executive officer experienced a termination without cause on that date, is $1,275,982. This amount is calculated using a price per share of CrossFirst’s common stock of $17.52 (the average closing price of CrossFirst’s common stock on the first five (5) business days following the announcement of the merger) and, in the case of CrossFirst’s performance-based restricted stock units, assuming target performance. For stock appreciation rights, the amount is calculated by using the price per share, as identified above, reduced by the exercise price of the stock appreciation right. These amounts do not attempt to forecast any additional equity grants, issuances or forfeitures that may occur prior to the closing and do not include any additional dividend rights or dividend equivalent rights that will accrue prior to the closing. As a result of the foregoing assumptions, which may or may not be accurate on the relevant date, the actual amounts, if any, to be realized by CrossFirst’s executive officers who are not named executive officers may materially differ from the amounts set forth above.

CrossFirst’s Restricted Stock
The non-employee directors of CrossFirst hold CrossFirst restricted stock awards granted under the CrossFirst stock plan (a “CrossFirst restricted stock award”). At the effective time, each CrossFirst restricted stock award that is held by a non-employee director of CrossFirst that is outstanding and unvested immediately prior to the effective time will be converted into a number of shares of Busey common stock equal to the number of shares of CrossFirst restricted stock held by such non-employee director multiplied by the exchange ratio.
The estimated aggregate amount that would be realized by the nine (9) non-employee directors who have restricted stock outstanding as of the date of this proxy statement/prospectus if the effective time occurred on December 31, 2024, is $854,205. This amount is calculated using a price per share of CrossFirst’s common stock of $17.52 (the average closing price of CrossFirst’s common stock on the first five (5) business days following the announcement of the merger). None of the executive officers of CrossFirst hold CrossFirst restricted stock awards.
CrossFirst Directors Deferred Fee Plan
CrossFirst maintains the CrossFirst 2018 Directors’ Deferred Fee Plan (the “CrossFirst deferred fee plan”) for eligible non-employee directors. Each deferred share of CrossFirst common stock that is credited to a participant’s account under the CrossFirst deferred fee plan as of immediately prior to the effective time will be converted into the right to receive a number of shares of Busey common stock equal to the number of deferred shares of CrossFirst common stock credited to such non-employee director multiplied by the exchange ratio (rounded to the nearest whole share).
The estimated aggregate amount that would be realized by the three (3) non-employee directors who have unvested deferred shares credited to their accounts under the CrossFirst deferred fee plan as of the date of this proxy statement/prospectus if the effective time occurred on December 31, 2024, is $312,662. The estimated aggregate amount that would be realized by all non-employee directors who have deferred shares credited to their accounts under the CrossFirst deferred fee plan as of the date of this proxy statement/prospectus if the effective time occurred on December 31, 2024, is $2,394,318, including fully vested deferred shares and the three (3) non-employee directors who have unvested deferred shares credited to non-employee director accounts as of the date of this proxy statement/prospectus under the CrossFirst deferred fee plan. This amount is calculated using a price per share of CrossFirst’s common stock of $17.52 (the average closing price of CrossFirst’s common stock on the first five (5) business days following the announcement of the merger).
CrossFirst’s Time-Based Restricted Stock Unit Awards
The executive officers of CrossFirst hold time-based CrossFirst restricted stock units granted under the CrossFirst stock plan (a “CrossFirst restricted stock unit”). At the effective time, each CrossFirst restricted stock unit that is outstanding, unvested and unsettled immediately prior to the effective time will be assumed and converted into a number of Busey restricted stock units (a “Busey restricted stock unit”) equal to the product of (i) the number of CrossFirst restricted stock units subject to such CrossFirst restricted stock unit immediately prior to the effective time, multiplied by (ii) the exchange ratio (rounded to the nearest whole share). Except as specifically provided in the merger agreement, at and following the effective time, each such Busey restricted stock unit will continue to be governed by the same terms and conditions (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable CrossFirst stock plan or award agreement) as were applicable to the CrossFirst restricted stock unit immediately prior to the effective time.
CrossFirst’s Performance-Based Restricted Stock Unit Awards
The executive officers of CrossFirst hold CrossFirst performance-based restricted stock units granted under the CrossFirst stock plan (a “CrossFirst performance stock unit”). At the effective time, each CrossFirst performance stock unit under the CrossFirst stock plan that is outstanding, unvested and unsettled immediately prior to the effective time will be assumed and converted into a time-based Busey restricted stock unit. The number of shares of Busey common stock subject to each such Busey restricted stock unit will be equal to the product of (i) the number of shares of CrossFirst common stock subject to such CrossFirst performance stock unit immediately prior to the effective time based on (A) target performance if the closing of the merger occurs in the first half of the relevant performance period, or (B) actual performance if the closing of the merger occurs in the second half of the relevant performance period, multiplied by (ii) the exchange ratio (rounded to the nearest whole share). Except as specifically provided in the merger agreement, at and following the effective time, each such Busey restricted stock unit will continue to be governed by the same terms and conditions (including service-based vesting terms but excluding performance conditions, after giving effect to any “change in control” post-termination protections under the applicable CrossFirst stock plan or award agreement) as were applicable to the applicable CrossFirst performance stock unit immediately prior to the effective time.
CrossFirst’s Stock Appreciation Rights
Certain executive officers of CrossFirst hold CrossFirst stock-settled appreciation rights granted or assumed under the CrossFirst stock plan (a “CrossFirst stock appreciation right”). At the effective time, each CrossFirst stock appreciation right that is outstanding and unsettled immediately prior to the effective time, whether vested or unvested, will be assumed and converted into a stock appreciation right in respect of Busey common stock (a “Busey stock appreciation right”) relating to the number of shares of Busey common stock equal to the product of (i) the number of shares of CrossFirst common stock subject to such CrossFirst stock appreciation right immediately prior to the effective time, multiplied by (ii) the exchange ratio (rounded down to the nearest whole share), and at an exercise price per share equal to (A) the exercise price per share of the CrossFirst stock appreciation right immediately prior to the effective time, divided by (B) the exchange ratio (rounded up to the nearest whole cent). Except as specifically provided in the merger agreement, each such Busey stock appreciation right will be subject to the same terms and conditions (including service-based vesting terms, after giving effect to any “change in control” vesting provisions under the applicable award agreement) as applied to the CrossFirst stock appreciation right immediately prior to the effective time.
Letter Agreement with Michael J. Maddox
In connection with the merger agreement, Busey entered into a letter agreement (the “Maddox letter agreement”) with Michael J. Maddox, to be effective upon the effective time. Except as provided therein, the Maddox letter agreement does not amend or change Mr. Maddox’s existing employment agreement. In the event that the merger is not completed, the Maddox letter agreement will be void ab initio.
The Maddox letter agreement provides that, following the effective time, Mr. Maddox will no longer serve as Chief Executive Officer and President of CrossFirst and will serve as the Executive Vice Chairman of the Busey board of directors, as the President of Busey reporting to the Chief Executive Officer of Busey, and as the Chief Executive Officer of Busey Bank, reporting to the Executive Chairman of the Busey Bank board of directors. As of the earlier of (i) the twelve (12)-month anniversary of the closing of the bank merger and (ii) the eighteen (18)-month anniversary of the effective time, Mr. Maddox will also serve as the Chief Executive Officer of Busey, and begin reporting to the Busey board of directors and the Busey Bank board of directors (collectively, the “Maddox succession plan”). The Maddox letter agreement also provides that Mr. Maddox’s removal from the role of Chief Executive Officer and President of CrossFirst and the changes resulting from the Maddox succession plan will not give rise to a “constructive termination” (as defined in the CrossFirst severance plan).
Pursuant to the Maddox letter agreement, following the effective time and through the later of (i) the three (3)-year anniversary of the effective time and (ii) the two (2)-year anniversary of the bank merger (the “specified period”), Mr. Maddox will receive a base salary, annual bonus and long-term incentive awards that are no less than those paid to the Executive Chairman of the Busey board of directors.
The Maddox letter agreement provides that Mr. Maddox’s right to severance pursuant to his employment agreement and the CrossFirst severance plan will be terminated, but Mr. Maddox will receive a cash retention award (in an amount equal to three (3) times the sum of his then-applicable base salary and target annual bonus on the closing date), which will be paid in equal annual installments on each of the three (3) anniversaries of the effective time, subject to his continued employment or an earlier qualifying termination. For an estimate of the amount of such retention award, see “— Quantification of Potential Payments and Benefits to CrossFirst’s Named Executive Officers in Connection with the Merger” below.
Pursuant to the Maddox letter agreement, in the event that (i) the Maddox succession plan does not occur and Mr. Maddox resigns in accordance with his constructive termination rights or (ii) Mr. Maddox’s employment is terminated without cause or he resigns in accordance with his constructive termination rights, Mr. Maddox will be entitled to (a) any annual bonus or long-term incentive award earned or accrued but not yet paid, (b) the greater of (1) an amount equal to the sum of (x) his then applicable base salary through the remainder of the specified period, and (y) annual bonuses (based on target bonus for the year in which the qualifying termination occurs) that would have been earned or accrued during the remainder of the specified period and (2) an amount equal to two (2) times the sum of his then applicable annual base salary and target annual bonus for the year in which the qualifying termination occurs, (c) the company-paid portion of the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) continuation premium to cover Mr. Maddox and his dependents enrolled under company health, vision and dental plans in effect as of the termination date for twelve (12) months and (d) reimbursement of up to $25,000 of reasonable expenses directly relating to outplacement counselling services obtained during the eighteen (18)-month period following such termination date.
The amounts in clauses (b) and (c) will be payable ratably over six (6) months, commencing with the payroll period immediately following the date on which any applicable release requirements are satisfied. The reimbursements in clause (d) will be made as soon as practicable after submission of appropriate expense reports, but in no event later than the end of the taxable year following the year in which such expense was incurred.
Mr. Maddox’s outstanding equity awards will be treated in accordance with the merger agreement at closing. In the event that Mr. Maddox experiences a qualifying termination prior to the end of the specified period, the Maddox letter agreement provides that all outstanding equity awards will accelerate and vest in full (with any then-outstanding performance-based awards deemed satisfied based on target performance) and settle at the earliest time permitted without triggering a tax or penalty under Section 409A of the Code.
Pursuant to the Maddox letter agreement, Mr. Maddox will be subject to a non-competition covenant (in addition to the non-solicitation of CrossFirst’s employees and customers for one (1) year following his termination date in his existing employment agreement) until the later of (i) one (1) year following a termination of employment and (ii) the end of the specified period.
CrossFirst Executive Officer Change in Control Cash Severance Entitlements
In the event of a termination without cause or resignation for constructive termination, in each case, upon or within one (1) year following a change in control of CrossFirst, the CrossFirst Senior Executive Severance Plan (the “CrossFirst severance plan”) in which CrossFirst’s executive officers participate (excluding Mr. Maddox) provides for “double trigger” enhanced severance benefits. The enhanced severance benefits for Benjamin R. Clouse, Amy Fauss and W. Randall Rapp consist of a lump sum payment equal to: (i) three (3) times the sum of the executive’s then applicable annual base salary and target annual bonus for the year in which the qualifying termination occurs, (ii) a pro rata portion of the target annual bonus that he or she would have received under the annual incentive plan for the performance year during which the termination occurs, (iii) the company-paid portion of the COBRA continuation premium to cover the executive and his or her dependents enrolled under company health, vision and dental plans in effect as of the termination date for eighteen (18) months and (iv) reimbursement of up to $25,000 of reasonable expenses directly relating to outplacement counselling services obtained during the eighteen (18)-month period following such termination date. The enhanced severance benefits for Amy Abrams, Jenny Payne and Meggin Nilssen consist of a lump sum payment equal to: (a) two (2) times the sum of the executive’s then applicable annual base salary and target annual bonus for the year in which the qualifying termination occurs, (b) a pro rata portion of the target annual bonus that she would have received under the annual incentive plan for the performance year during which the termination occurs, (c) the company-paid portion of the COBRA continuation premium to cover the executive and her dependents enrolled under company health, vision and dental plans in effect as of the termination date for twelve (12) months and (d) reimbursement of up to

$25,000 of reasonable expenses directly relating to outplacement counselling services obtained during the eighteen (18)-month period following such termination date.
If he experiences a qualifying termination, Mr. Maddox will receive the amounts outlined in the section entitled “— Letter Agreement with Michael J. Maddox” beginning on page 99 in lieu of any amounts he would receive following the merger under his employment agreement or the CrossFirst severance plan.
See the section entitled “— Quantification of Potential Payments and Benefits to CrossFirst’s Named Executive Officers in Connection with the Merger” for the estimated value of potential cash severance payments to the named executive officers under the CrossFirst severance plan. The estimated aggregate cash amount and/or medical/outplacement benefits that would be payable to the other four (4) executive officers upon such a qualifying termination of employment, as of December 31, 2024, is $4,409,686 Such amounts were determined using each executive officer’s annual base salary, annual target bonus and pro rata target annual bonus (based on the full performance year), if applicable, as of the date of this proxy statement/prospectus and assume that each of the CrossFirst executive officers experienced a qualifying termination of employment on December 31, 2024.
Retention Program
In connection with the merger, Busey and CrossFirst have established a cash retention program to promote retention and incent efforts to consummate the transactions contemplated by the merger agreement and promote seamless integration and conversion. To date, no retention awards have been granted to CrossFirst executive officers under the retention program. Each of CrossFirst and Busey may also enter into new agreements or amend existing agreements with, or grant other awards to, CrossFirst executives before closing.
Indemnification; Directors’ and Officers’ Insurance
Under the merger agreement, for a period of six (6) years after the effective time, the surviving corporation will cause to be maintained in effect the current directors’ and officers’ liability insurance policies maintained by CrossFirst, provided that the surviving corporation may substitute the policies for a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured, with respect to claims against the present and former officers and directors of CrossFirst or any of its subsidiaries arising from facts and events which occurred at or before the effective time, provided that the surviving corporation will not be obligated to expend, on an annual basis, an amount in excess of two-hundred and fifty percent (250%) of the current annual premium paid as of the date of the merger agreement by CrossFirst for such insurance. For additional information, see “The Merger Agreement — Covenants and Agreements — Director and Officer Indemnification and Insurance” beginning on page 127.
Membership of the Board of Directors of Busey and Busey Bank
As of the effective time, five (5) directors of CrossFirst, including Michael J. Maddox and Rodney K. Brenneman, the current Chairman of the CrossFirst board, will be appointed to the board of directors of Busey (each a “CrossFirst designated director”). The board of directors of the surviving corporation will be comprised of thirteen (13) directors, of which the other eight (8) will be former members of the board of directors of Busey or Busey Bank designated by Busey, including Van A. Dukeman. For additional information, see “The Merger — Governance of Busey After the Merger” beginning on page 108. As of the date of this joint proxy statement/prospectus, no decisions have been made with respect to the remaining CrossFirst designated directors.
Quantification of Potential Payments and Benefits to CrossFirst’s Named Executive Officers in Connection with the Merger
This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation for each “named executive officer” of CrossFirst that is based on, or otherwise relates to, the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section, such term is used to describe the merger-related compensation payable to CrossFirst’s named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of CrossFirst’s stockholders, as described below in this section. CrossFirst is an “emerging growth company,” as defined in the JOBS Act. As such, CrossFirst is eligible to take advantage of an exemption from the requirement to provide the information required by Item 402(t) and such vote. Notwithstanding the foregoing, CrossFirst has elected to voluntarily provide its stockholders with such information.
The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of CrossFirst’s named executive officers would receive, using the following assumptions:
•
the effective time will occur on December 31, 2024 (which is the assumed date solely for purposes of this golden parachute compensation disclosure);

•
each of CrossFirst’s named executive officers will experience a qualifying termination at such time;

•
the named executive officer’s annual base salary and annual target bonus remain unchanged from those in effect as of the date of this proxy statement/prospectus;

•
the equity awards that are outstanding as of the date of this proxy statement/prospectus remain unchanged;

•
for purposes of the unvested CrossFirst’s performance-based restricted stock units, achievement of target performance; and

•
a price per share of $17.52, the average closing market price of CrossFirst common stock over the first five (5) business days following the public announcement of the merger.

The calculations in the table do not include any amounts, except for the cash retention award, that may become payable under the letter agreement with Michael J. Maddox, as described in the sections entitled “— Letter Agreement with Michael J. Maddox” beginning on page 99, as those amounts are contingent upon, and will be paid as compensation for, services provided to the surviving corporation following the closing. The calculations in the table below do not include amounts CrossFirst named executive officers were already entitled to receive or vested in as of the date hereof, and do not reflect any possible reductions under the Code Section 280G “net-better” cutback provisions included in any employment agreement or under the CrossFirst severance plan. In addition, these amounts do not include any other incentive award grants, issuances or forfeitures that may be made or occur, or future dividends or dividend equivalents that may be accrued, prior to the completion of the merger, and do not reflect any CrossFirst equity or other incentive awards that are expected to vest in accordance with their terms prior to December 31, 2024. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.
For purposes of this discussion, “double-trigger” refers to benefits that require two (2) conditions, which are the closing of the merger as well as a qualifying termination of employment.
Messrs. Clouse and Rapp’s rights to severance compensation are subject to restrictive covenants, including non-solicitation of CrossFirst’s employees and customers for one (1) year following such executive’s termination date and certain such rights to severance compensation are also subject to termination in the event such executive becomes employed at a company that provides financial services similar to the services provided by CrossFirst or its affiliates. Restrictive covenants to which Mr. Maddox is subject are as described in the sections entitled “— Letter Agreement with Michael J. Maddox” beginning on page 99.

Golden Parachute Compensation
Name	Cash(1) ($)	Equity(2) ($)	Perquisites/ Outplacement(3) ($)	Total ($)
Michael J. Maddox	4,710,000	1,901,411	15,000	6,626,411
Benjamin R. Clouse	2,437,254	757,760	25,000	3,220,014
W. Randall Rapp	2,368,713	755,027	25,000	3,148,740

(1)
Cash.   The cash payments payable to Mr. Maddox upon a qualifying termination consist of his retention award in an amount equal to three (3) times the sum of Mr. Maddox’s then applicable annual base salary and target annual bonus. Amounts in this column do not include potential severance entitlements under his letter agreement with Busey, which, for purposes of Item 402(t) of Regulation S-K, are considered compensation for Mr. Maddox’s post-closing employment and based on post-closing service. The enhanced severance cash payments payable to the named executive officers other than Mr. Maddox upon a qualifying termination consist of: (i) an amount equal to three (3) times the sum of the executive’s then applicable annual base salary and target annual bonus for the year in which the qualifying termination occurs, (ii) a pro rata portion of the target annual bonus that he or she would have received under the annual incentive plan for the performance year during which the termination occurs and (iii) the company-paid portion of the COBRA continuation premium to cover the executive and his dependents enrolled under company health, vision and dental plans in effect as of the termination date for eighteen (18) months. The cash payments above are all “double-trigger.”

For a description of the terms of the named executive officer’s severance entitlements, see the section entitled “— Letter Agreement with Michael J. Maddox” and “CrossFirst Executive Officer Change in Control Cash Severance Entitlements” beginning on page 99.
Name	Cash Severance ($)	Fiscal Year 2024 Bonus ($)	COBRA Continuation Premium ($)	Retention Bonus ($)	Total ($)
Michael J. Maddox	—	588,750	—	4,121,250	4,710,000
Benjamin R. Clouse	2,139,000	253,000	45,254	—	2,437,254
W. Randall Rapp	2,092,500	247,500	28,713	—	2,368,713

(2)
Equity.   The amounts reflected in the below table reflect the value of unvested equity-based awards as if each of the named executive officers (including Mr. Maddox, notwithstanding his letter agreement with Busey) experienced a qualifying termination following the closing of the merger (i.e., after a change in control). Upon a change in control, all equity or equity-based awards that have been granted by CrossFirst to the named executive officers (except for Mr. Maddox) will be subject to the terms and conditions contained in the applicable plans and award agreements, which provide for full vesting of all outstanding equity awards upon a termination of employment without cause upon or within one (1) year following a change in control. The amounts in this table are all “double-trigger” and derived as described above.

Pursuant to Busey’s letter agreement with Mr. Maddox, upon a qualifying termination during the specified period, all of Mr. Maddox’s equity awards, including CrossFirst equity awards that are converted into Busey equity awards and are outstanding as of the effective time, will accelerate and vest in full.
Name	Restricted Stock Units ($)	Performance based Restricted Stock Units ($)	Stock Appreciation Rights ($)	Total ($)
Michael J. Maddox	782,759	1,118,652	—	1,901,411
Benjamin R. Clouse	299,820	409,653	48,287	757,760
W. Randall Rapp	317,970	396,495	40,562	755,027

(3)
Perquisites/Outplacement.   For all named executive officers, except Mr. Maddox, reflects reimbursement of up to $25,000 of reasonable expenses directly relating to outplacement counselling services obtained during the eighteen (18)-month period following such termination date. For Mr. Maddox, reflects reimbursement of $15,000 of legal expenses in connection with negotiations of his letter agreement with Busey and does not include up to $25,000 of reasonable expenses directly relating to outplacement counselling services obtained during the eighteen (18)-month period following such termination date.

Interests of Certain Busey Directors and Executive Officers in the Merger
In considering the recommendation of Busey’s board of directors that you vote “FOR” the merger proposal, you should be aware that aside from their interests as Busey’s stockholders, Busey’s directors and executive officers have interests in the merger that are different from, or in addition to, those of Busey’s stockholders generally. References to the named executive officers of Busey are to Messrs. Van A. Dukeman, Jeffrey D. Jones, John L. Powers and Robin N. Elliott (former employee) and Mses. Amy L. Randolph and Monica L. Bowe. Busey does not have any executive officers other than the named executive officers. Members of Busey’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that Busey stockholders vote in favor of the merger proposal. For more information, see “— Background of the Merger” beginning on page 55 and “— Busey’s Reasons for the Merger; Recommendation of Busey’s Board of Directors” beginning on page 66. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “— Quantification of Potential Payments and Benefits to Busey’s Named Executive Officers in Connection with the Merger” beginning on page 106.
Treatment of Busey Equity Awards
Except as otherwise provided, Busey equity awards will generally remain outstanding and subject to the same terms and conditions as applied immediately prior to the effective time. Each outstanding Busey performance-based restricted stock unit award (a “Busey performance stock unit”) will be deemed earned with the achievement of the applicable performance goals based on actual performance through the latest practicable date prior to the effective time and will otherwise remain subject to the same terms and conditions (including service-based vesting terms) as applied to the Busey performance stock unit awards immediately prior to the effective time. Each outstanding Busey restricted stock unit will vest in equal annual installments over three (3) years following the effective time; provided that if any Busey restricted stock unit would otherwise vest by its terms on an earlier date, any then-unvested portion shall vest on such original vesting date. Each Busey equity award will be subject to double-trigger vesting upon a termination without cause within twelve (12) months following the effective time. Accordingly, unvested Busey equity awards, if a named executive officer experiences a termination without cause upon or within one (1) year following the closing, will fully vest.
For an estimate of the amounts that would be realized by each of Busey’s named executive officers upon a termination without cause upon or within one (1) year following a change in control in settlement of their currently unvested equity awards, see “— Quantification of Potential Payments and Benefits to Busey’s Named Executive Officers in Connection with the Merger” below. Busey does not have any executive officers other than the named executive officers.
The estimated aggregate amount that would be realized by the nine (9) non-employee directors in settlement of their unvested Busey equity awards that were outstanding as of the date of this proxy statement/prospectus if they did not continue with Busey following the closing of the merger and the effective time occurred on December 31, 2024, is $774,959. This amount is calculated using a price per share of Busey’s common stock of $27.03 (the average closing price of Busey’s common stock on the first five (5) business days following the announcement of the merger).
Letter Agreement with Van A. Dukeman
In connection with the merger agreement, Busey entered into a letter agreement (the “Dukeman letter agreement”) with Van A. Dukeman, to be effective upon the effective time. Except as provided therein, the Dukeman letter agreement does not amend or change Mr. Dukeman’s existing employment agreement. In the event that the merger is not completed, the Dukeman letter agreement will be void ab initio.

The Dukeman letter agreement provides that, following the effective time, Mr. Dukeman will continue to serve as Executive Chairman of the Busey board of directors and as Chief Executive Officer of Busey, reporting to the Busey board of directors, and will serve as Executive Chairman of the Busey Bank board of directors, reporting to the Busey Bank board of directors, but will no longer serve as Chief Executive Officer of Busey Bank. As of the earlier of (i) the twelve (12)-month anniversary of the closing of the bank merger and (ii) the eighteen (18)-month anniversary of the effective time, Mr. Dukeman will no longer serve as the Chief Executive Officer of Busey (collectively, the “Dukeman succession plan”). The Dukeman letter agreement also provides that Mr. Dukeman’s removal from the role of Chief Executive Officer of Busey Bank at the effective time and removal as Chief Executive Officer of Busey as of the earlier of (i) the twelve (12)-month anniversary of the closing of the bank merger and (ii) the eighteen (18)-month anniversary of the effective time and the changes resulting from the Dukeman succession plan will not give rise to “constructive discharge” (as defined in Mr. Dukeman’s employment agreement). Mr. Dukeman also waived his right to terminate his employment within one (1) year after a change in control (as defined in Mr. Dukeman’s employment agreement) pursuant to his employment agreement.
Pursuant to the Dukeman letter agreement, following the effective time and through the later of (i) the three (3)-year anniversary of the effective time and (ii) the two (2)-year anniversary of the bank merger (the “specified period”), Mr. Dukeman will receive a base salary, annual bonus and long-term incentive awards that are no less than those paid to the Executive Vice Chairman of the Busey board of directors.
The Dukeman letter agreement provides that Busey will terminate Mr. Dukeman’s right to severance pursuant to his employment agreement in compliance with Section 409A of the Code’s change in control plan termination rules, but Mr. Dukeman will receive a cash retention payment (in an amount equal to three (3) times the sum of his then-applicable base salary and most recent performance bonus) (the “Dukeman retention payment”), which will be paid in a lump sum on the one (1)-year anniversary of the closing of the merger, subject to his continued employment. In the event that Mr. Dukeman is terminated for cause or resigns other than due to constructive discharge (in each case, as defined in his employment agreement), (i) between the payment date of the Dukeman retention payment and the two (2)-year anniversary of the effective time, Mr. Dukeman will promptly repay two-thirds of the Dukeman retention payment or (ii) between the two (2)-year and three (3)-year anniversaries of the effective time, Mr. Dukeman will promptly repay one-third of the Dukeman retention payment. For an estimate of the amount of the Dukeman retention payment, see “— Quantification of Potential Payments and Benefits to Busey’s Named Executive Officers in Connection with the Merger” below.
Pursuant to the Dukeman letter agreement, in the event that (i) the Dukeman succession plan does not occur and Mr. Dukeman resigns in accordance with his constructive discharge rights or (ii) Mr. Dukeman’s employment is terminated without cause or he resigns in accordance with his constructive discharge rights, Mr. Dukeman will be entitled to (a) any annual bonus or long-term incentive award earned or accrued but not yet paid, (b) the greater of (1) an amount equal to the sum of (x) his then applicable base salary through the remainder of the specified period and (y) annual performance bonuses (based on his then most recent annual performance bonus) that would have been earned or accrued during the remainder of the specified period and (2) an amount equal to the sum of his then applicable annual base salary and then most recent annual performance bonus, (c) payment for the value of the contributions that would have been made to Mr. Dukeman under all applicable retirement and other employee benefit plans had his employment continued through December 31 of the year in which such termination of employment occurs and (d) continuing coverage under all existing life, health and disability programs for one (1) year following his termination date.
The amounts in clauses (a) through (d) will be payable in equal bi-weekly installments, commencing with the payroll period immediately following the date on which any applicable release requirements are satisfied. Mr. Dukeman’s outstanding equity awards will be treated in accordance with the merger agreement at closing. In the event that Mr. Dukeman experiences a qualifying termination prior to the end of the specified period, the Dukeman letter agreement provides that (i) all outstanding time-based equity awards will accelerate and vest in full and settle at the earliest time permitted without triggering a tax or penalty under Section 409A of the Code and (ii) the service condition with respect to his then-outstanding performance-based equity awards will be waived and such awards will remain outstanding and eligible to vest based on achievement of the relevant performance metrics at the end of the applicable performance period.

Pursuant to the Dukeman letter agreement, Mr. Dukeman will be subject to a non-competition covenant (in addition to the non-solicitation of Busey’s employees for one (1) year following his termination date in his existing employment agreement) until the later of (i) one (1) year following a termination of employment and (ii) the end of the specified period.
The Dukeman letter agreement provides that following the effective time, Mr. Dukeman will no longer be entitled to the section 280G excise tax gross-up set forth in his employment agreement.
Busey Named Executive Officer Change in Control Cash Severance Entitlements
Each of the named executive officers is party to an employment agreement with Busey (the “Busey executive employment agreements”) that provides for enhanced severance benefits in the event of qualifying termination following a change in control. The merger will not constitute a change in control for purposes of the Busey executive employment agreements, with the exception of Mr. Dukeman, whose severance entitlements are described in the section entitled “— Letter Agreement with Van A. Dukeman” beginning on page 99. In connection with the merger, Busey may deem a change in control to have occurred for purposes of the Busey executive employment agreements, resulting in enhanced severance benefits for the named executive officers in the event of a termination without cause or resignation for good reason, in each case, upon or within one (1) year following the effective time. The enhanced severance benefits for each named executive officer (other than Mr. Dukeman) consists of a lump sum payment equal to: (i) an amount equal to two (2) times the sum of the executive’s then applicable annual base salary and most recent performance bonus, (ii) a pro rata annual incentive bonus based on the executive’s most recent performance bonus, and (iii) eighteen (18) months of continuing coverage under company health insurance pursuant to COBRA.
If he experiences a qualifying termination, Mr. Dukeman will receive the amounts outlined in the section entitled “— Letter Agreement with Van A. Dukeman” beginning on page 104 in lieu of any amounts he would receive following the merger under his employment agreement.
See the section entitled “— Quantification of Potential Payments and Benefits to Busey’s Named Executive Officers in Connection with the Merger” for the estimated value of potential cash severance payments to the named executive officers under the Busey executive employment agreements.
Retention Program
In connection with the merger, Busey has established a cash retention program to promote retention and incent efforts to consummate the transactions contemplated by the merger agreement and promote seamless integration and conversion. To date, no retention awards have been granted to Busey executive officers under the retention program. Busey may also enter into new agreements or amend existing agreements with, or grant other awards to Busey executives before closing.
Directors’ and Officers’ Indemnification; Directors’ and Officers’ Insurance
Under the merger agreement, each present and former director, officer and employee of CrossFirst or any of its subsidiaries is entitled to continued indemnification and insurance coverage through Busey for acts or omissions occurring at or prior to the effective time. The obligation to indemnify includes the obligation to advance expenses incurred in connection with the defense of any actions. For additional information, see “The Merger Agreement — Covenants and Agreements — Director and Officer Indemnification and Insurance” beginning on page 127.
Membership on the Board of Directors
The board of directors of the combined company will consist of thirteen (13) directors, of which (i) five (5) will be legacy CrossFirst directors designated by CrossFirst (one of whom will be Michael J. Maddox and one of whom will be Rodney Brenneman if he is the chair of the CrossFirst board immediately prior to the effective time, in which case he would be lead independent director of the Busey board), and (ii) eight (8) will be legacy Busey directors designated by Busey (one of whom will be Van A. Dukeman). For additional information, see “— Governance of Busey After the Merger” beginning on page 108.

Quantification of Potential Payments and Benefits to Busey’s Named Executive Officers in Connection with the Merger
This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation for each “named executive officer” of Busey that is based on, or otherwise relates to, the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section, such term is used to describe the merger-related compensation payable to Busey’s named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of Busey’s stockholders, as described below in this section.
The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of Busey’s named executive officers would receive, using the following assumptions:
•
the effective time will occur on December 31, 2024 (which is the assumed date solely for purposes of this golden parachute compensation disclosure);

•
each of Busey’s named executive officers will experience a qualifying termination at such time;

•
the named executive officer’s annual base salary remains unchanged from those in effect as of the date of this proxy statement/prospectus;

•
the equity awards that are outstanding as of the date of this proxy statement/prospectus remain unchanged;

•
for purposes of the unvested Busey’s performance-based restricted stock units, achievement of target performance;

•
for purposes of the annual bonus plan in which the named executive officers participate, actual achievement of performance for 2023;

•
a price per share of $27.03, the average closing market price of Busey common stock over the first five (5) business days following the public announcement of the merger; and

•
assuming a change in control is deemed to occur for purposes of change in control cash severance entitlements.

The calculations in the table do not include any amounts, except for the cash retention payment, that may become payable under the letter agreement with Van A. Dukeman, as described in the sections entitled “— Letter Agreement with Van A. Dukeman” beginning on page 104, as those amounts are contingent upon, and will be paid as compensation for, services provided to the surviving corporation following the closing. The calculations in the table below do not include amounts Busey named executive officers were already entitled to receive or vested in as of the date hereof. In addition, these amounts do not include any other incentive award grants, issuances or forfeitures that may be made or occur, accrued dividend equivalents on PSUs, accrued dividends on RSUs after July 29, 2024, or future dividends or dividend equivalents that may be accrued, prior to the completion of the merger, and do not reflect any Busey equity or other incentive awards that are expected to vest in accordance with their terms prior to December 31, 2024. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.
For purposes of this discussion, “double-trigger” refers to benefits that require two (2) conditions, which are the closing of the merger as well as a qualifying termination of employment.
Certain of the named executive officers’ rights to severance compensation are subject to restrictive covenants, including with respect to non-competition and non-solicitation of Busey’s employees and customers for one (1) year following such executive’s termination date. Restrictive covenants to which Mr. Dukeman is subject are as described in the sections entitled “— Letter Agreement with Van A. Dukeman” beginning on page 104.

Golden Parachute Compensation
Name	Cash(1) ($)	Equity(2) ($)	Total ($)
Van A. Dukeman	4,070,625	5,456,699	9,527,324
Jeffrey D. Jones	1,884,524	2,856,235	4,740,759
Amy L. Randolph	1,813,247	2,472,682	4,285,929
John J. Powers	1,520,342	1,943,067	3,463,409
Monica L. Bowe	1,469,553	1,687,417	3,156,970
Robin N. Elliott(3)	—	—	—

(1)
Cash.   The cash payments payable to Mr. Dukeman upon a qualifying termination consist of his retention award in an amount equal to three (3) times the sum of Mr. Dukeman’s then applicable annual base salary and most recent performance bonus. If Busey deems a change in control to have occurred for purposes of the Busey executive employment agreements, the enhanced severance cash payments payable to the named executive officers other than Mr. Dukeman upon a qualifying termination consist of: (i) an amount equal to two (2) times the sum of the executive’s then applicable annual base salary and most recent performance bonus, (ii) a pro rata portion of the annual incentive bonus based on the executive’s most recent performance bonus and (iii) eighteen (18) months of continuing coverage under company health insurance pursuant to COBRA. The cash payments above are all “double-trigger.” While Mr. Dukeman’s retention award will be payable as a result of the closing of the merger, it is subject to a repayment in the event of certain terminations.

For a description of the terms of the named executive officer’s severance entitlements, see the section entitled “— Letter Agreement with Van A. Dukeman” and “Busey Executive Officer Change in Control Cash Severance Entitlements” beginning on page 104.
Name	Cash Severance ($)	Fiscal Year 2024 Bonus ($)	COBRA Benefit ($)	Retention Bonus ($)	Total ($)
Van A. Dukeman	—	—	—	4,070,625	4,070,625
Jeffrey D. Jones	1,571,170	290,585	22,769	—	1,884,524
Amy L. Randolph	1,538,520	274,260	467	—	1,813,247
John J. Powers	1,259,750	244,875	15,717		1,520,342
Monica L. Bowe	1,227,100	228,550	13,903		1,469,553

(2)
Equity.   The amounts reflected in the below table reflect the value of unvested equity-based awards as if each of the named executive officers (including Mr. Dukeman, notwithstanding his letter agreement with Busey) experienced a qualifying termination following the closing of the merger (i.e., after a change in control). All equity or equity-based awards that have been granted by Busey to the named executive officers (except for Mr. Dukeman) will vest in full upon a termination of employment without cause upon or within one (1) year following the merger. Pursuant to Busey’s letter agreement with Mr. Dukeman, upon a qualifying termination during the specified period, (i) all of Mr. Dukeman’s outstanding time-based equity awards will vest in full and (ii) the service condition with respect to Mr. Dukeman’s outstanding performance-based equity awards will be waived and such awards will remain outstanding and eligible to vest based on achievement of the relevant performance metrics at the end of the applicable performance period. The amounts in this table are all “double-trigger” and derived as described above.

Name	Restricted Stock Units ($)	Performance Stock Units ($)	Total ($)
Van A. Dukeman	3,899,393	1,557,306	5,456,699
Jeffrey D. Jones	2,047,930	808,305	2,856,235
Amy L. Randolph	1,753,252	719,430	2,472,682
John J. Powers	1,384,952	558,115	1,943,067
Monica L. Bowe	1,188,551	498,866	1,687,417

(3)
Mr. Elliott resigned from his positions with Busey on October 23, 2023 and transitioned into a consultative role until December 31, 2023, when his employment ended. Mr. Elliott is not entitled to any severance benefits based on or relating to the merger and does not hold any unvested Busey equity awards.

Governance of Busey After the Merger
Board of Directors and Committees of Busey
The merger agreement provides for the Busey bylaw amendment, which will be made in connection with the merger and will be effective until the later of (i) the three (3)-year anniversary of the effective time and (ii) the two (2)-year anniversary of the date of the bank merger (the “specified period”); and provides for certain arrangements related to the boards of directors of Busey and Busey Bank after the merger that are described below. These arrangements can be modified, amended or repealed by the Busey board of directors by the affirmative vote of at least seventy-five percent (75%) of the entire Busey. The Busey bylaw amendment is set forth in Exhibit B to the merger agreement, which is attached as Annex A.
During the specified period and in accordance with the merger agreement and the Busey bylaw amendment, the number of directors that will comprise the Busey board of directors will be thirteen (13), of which (i) eight (8) will be directors of Busey or Busey Bank immediately prior to the effective time (the “legacy Busey directors”), which will include Van A. Dukeman and such other directors as determined by Busey and (ii) five (5) will be directors of CrossFirst immediately prior to the effective time (the “legacy CrossFirst directors”), which will include Michael J. Maddox and Rodney K. Brenneman if he is the Chair of the CrossFirst board of directors immediately prior to the effective time, in which case he will be the Lead Independent Director of the Busey board of directors, and such other directors as determined by CrossFirst. Notwithstanding the foregoing, by the affirmative vote of a majority of the Busey board of directors, the number of directors constituting the Busey board of directors may be increased to add additional directors in connection with a direct or indirect acquisition by Busey or in connection with a capital-raising by Busey. The Busey bylaw amendment also provides that Mr. Brenneman will serve as the Lead Independent Director of the Busey board of directors for two (2) years following the effective time.
During the specified period, if a legacy Busey director or a successor to a legacy Busey director leaves the Busey board of directors, the remaining legacy Busey directors may select the successor to such departing director. Similarly, during the specified period, if a legacy CrossFirst director or a successor to a legacy CrossFirst director leaves the board of directors, the remaining legacy CrossFirst directors may select the successor to such departing director. The foregoing does not, however, apply to Mr. Maddox (i.e., if Mr. Maddox leaves the Busey board of directors, the entire Busey board of directors may fill his seat).
During the specified period, the Busey board of directors will maintain the following standing committees: an Executive Management Compensation and Succession Committee, an Audit Committee, a Nominating and Corporate Governance Committee and an Enterprise Risk Committee. The Busey board of directors may by resolution (which will require the affirmative vote of a majority of the Busey board of directors) establish any committees not expressly contemplated by the Busey bylaws composed of directors as they may determine to be necessary or appropriate for the conduct of the business of Busey and may prescribe the composition, duties and procedures of such committees.
During the specified period, each committee of Busey board of directors will have at least one (1) legacy CrossFirst director, provided that, if any such committee has five (5) or more members, such committee will have at least two (2) legacy CrossFirst directors and; provided further, that each of the Nominating and Corporate Governance Committee and the Executive Management Compensation and Succession Committee will have at least five (5) members.
During the specified period, pursuant to the Busey bylaw amendment the composition of the board of directors of Busey Bank will be identical to that of the Busey board of directors.
Management of Busey after the Merger
The merger agreement and Busey bylaw amendment provide that effective as of the effective time, (i) Van A. Dukeman will continue to serve as the Executive Chairman of the Busey board of directors and as the Chief Executive Officer of Busey, reporting to the Busey board of directors, and as the Executive Chairman of Busey Bank, reporting to the board of directors of Busey Bank and (ii) Michael J. Maddox will serve as the Executive Vice Chairman of the Busey board of directors and as the President of Busey reporting to the Chief Executive Officer of Busey, and as the Chief Executive Officer of Busey Bank, reporting to the Executive Chairman of the board of directors of Busey Bank. Effective as of the date immediately following the earlier of (i) the twelve (12)-month anniversary of the bank merger and (ii) the eighteen (18)-month anniversary of the effective time of the merger (i) Mr. Dukeman will continue to serve as the Executive Chairman of the Busey board of directors, reporting to the Busey board of directors, and as the Executive Chairman of the board of directors of Busey Bank, reporting to the board of directors of Busey Bank, and (ii) Mr. Maddox will serve as the Executive Vice Chairman of the Busey board of directors and as the Chief Executive Officer and President of Busey, reporting to the Busey board of directors, and as the Chief Executive Officer of Busey Bank, reporting to the board of directors of Busey Bank. If during the specified period Mr. Dukeman is no longer serving as the Chief Executive Officer of Busey for any reason prior to the time at which Mr. Maddox would otherwise become the Chief Executive Officer of Busey, Mr. Maddox will succeed Mr. Dukeman as Chief Executive Officer of Busey. Messrs. Dukeman and Maddox can only be removed from the leadership positions described above, have their reporting relationships modified or have their employment arrangements amended in a manner that is adverse to them with a majority vote of the entire Busey board of directors.
In addition, Busey and CrossFirst have announced certain additional members of the executive management of the combined company upon the completion of the merger, all of whom are current executive officers of either Busey or CrossFirst, as set forth below:
•
Jeffrey D. Jones, Chief Financial Officer (Busey)

•
Amy L. Randolph, Chief Operating Officer (Busey)

•
Monica L. Bowe, Chief Risk Officer (Busey)

•
John J. Powers, General Counsel (Busey)

•
W. Randall Rapp, President of Busey Bank (CrossFirst)

•
Chip Jorstad, Chief Credit Officer, Busey Bank (Busey)

•
Amy J. Fauss, Chief Information and Technology Officer (CrossFirst)

Name and Headquarters
The merger agreement and the Busey bylaw amendment each provide that, following the effective time, the name of the surviving corporation and the surviving bank will be First Busey Corporation and Busey Bank, respectively; the headquarters of Busey will be located in or near Kansas City, Missouri; and the main office and legal headquarters of Busey Bank will remain in Champaign, Illinois.
Accounting Treatment
Busey and CrossFirst prepare their respective financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of CrossFirst by Busey under the acquisition method of accounting, and Busey will be treated as the acquirer for accounting purposes.

Regulatory Approvals
To complete the merger, Busey and CrossFirst need to obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank regulatory agencies and other regulatory authorities. Subject to the terms of the merger agreement, Busey and CrossFirst have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within forty-five (45) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. The term “requisite regulatory approvals” means all regulatory authorizations, consents, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) from the Federal Reserve Board, the IDFPR and the KOSBC and as otherwise set forth in the merger agreement that are necessary to consummate the transactions contemplated by the merger agreement, including the merger, the Federal Reserve membership and the bank merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the surviving corporation in the merger.
Under the terms of the merger agreement, Busey and CrossFirst, and their respective subsidiaries, will not be required or, without the written consent of the other party, permitted to take any action, or commit to take any action, or agree to any condition or restriction in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental entities or regulatory agencies that would reasonably be expected to have a material adverse effect on Busey and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger (a “materially burdensome regulatory condition”).
The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by CrossFirst stockholders in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger.
Busey and CrossFirst believe that the merger does not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the requisite regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of Busey following the completion of the merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger or, if such a challenge is made, what the result of such challenge will be. Over the past several years, mergers of banking organizations have encountered greater regulatory, governmental and community scrutiny and have taken substantially longer to receive the necessary regulatory approvals and other required governmental clearances than in the past.
Federal Reserve Board
The transactions contemplated by the merger agreement are subject to approval by the Federal Reserve Board pursuant to section 3 of the Bank Holding Company Act of 1956, as amended (the “BHC Act”) with respect to the merger and section 18(c)(2)(B) of the Federal Deposit Insurance Act (the “Bank Merger Act”) with respect to the bank merger. The Federal Reserve Board takes into consideration a number of factors when acting on applications under Section 3 of the BHC Act and the Bank Merger Act. These factors include the effect of the merger on competitiveness in affected banking markets, the financial and managerial resources (including consideration of the capital adequacy, liquidity, and earnings performance, as well as the competence, experience and integrity of the officers, directors and principal shareholders, and the records of compliance with applicable laws and regulations) and future prospects of the combined organization. The Federal Reserve Board also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.
In considering an application under section 3 of the BHC Act and the Bank Merger Act, the Federal Reserve Board also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act (the “CRA”), pursuant to which the Federal Reserve Board must also take into account the record of performance of each of Busey and CrossFirst in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by their depository institution subsidiaries. As part of the review process in merger transactions, the Federal Reserve Board frequently receives protests from community groups and others. In their most recent CRA performance evaluations, Busey Bank and CrossFirst Bank each received an overall “satisfactory” regulatory rating.
In addition, in connection with an interstate bank merger transaction, the Federal Reserve Board considers certain additional factors under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended (the “Riegle-Neal Act”), including state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws. Under the Riegle-Neal Act, the Federal Reserve Board may approve an interstate bank merger transaction only if each constituent bank is adequately capitalized at the time the application for such transaction is filed with the Federal Reserve Board, and the Federal Reserve Board determines that the resulting bank will be well capitalized and well managed upon the consummation of the transaction.
Furthermore, the BHC Act and the Bank Merger Act require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve Board. The Federal Reserve Board takes into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. The Federal Reserve Board is also authorized to hold one or more public hearings or meetings if it determines that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the applicable application is under review by the Federal Reserve Board.
The Federal Reserve Board has also stated that if material weaknesses are identified by examiners before a banking organization applies to engage in expansionary activity, the Federal Reserve Board will expect the banking organization to resolve all such weaknesses before applying for such expansionary activity. The Federal Reserve Board has also stated that if issues arise during the processing of an application for expansionary activity, it will expect the applicant banking organization to withdraw its application pending resolution of any supervisory concerns.
In addition, Busey Bank has applied to become a member of the Federal Reserve System. Busey Bank becoming a member of the Federal Reserve System is subject to approval of the Federal Reserve. As a state member bank, Busey Bank’s primary federal bank regulator would become the Federal Reserve. Under Section 9 of the Federal Reserve Act of 1913, as amended (the “Federal Reserve Act”), the Federal Reserve Board considers a number of factors including (i) the financial history and condition of the applying bank and the general character of its management, (ii) the adequacy of the bank’s capital and its future earnings prospects, (iii) the convenience and needs of the community and (iv) whether the bank’s corporate powers are consistent with the purposes of the Federal Reserve Act.
The initial submission of the applications to the Federal Reserve Board occurred on September 23, 2024.
IDFPR
The bank merger is subject to the approval of IDFPR pursuant to Section 22 of the Illinois Banking Act (as amended, the “IBA”).
In considering whether to approve the bank merger, the IDFPR must consider (i) the financial condition and future prospects of Busey, CrossFirst and their respective subsidiary banks, (ii) the general character, experience and qualifications of the directors and management of the resulting bank, (iii) the convenience and needs of the area sought to be served by the resulting bank, (iv) the fairness of the proposed merger to all parties involved, and (v) the safety and soundness of the resulting bank following the proposed bank merger.
The initial submission of an application to the IDFPR under Section 22 of the IBA occurred on September 23, 2024.
KOSBC
The merger is subject to the prior approval of the KOSBC, pursuant to Section 9-532 of the Kansas Banking Code (the “KBC”).
In considering whether to approve the merger, the KOSBC must consider (i) whether the subsidiary banks of Busey are operated in a safe, sound and prudent manner, (ii) whether the subsidiary banks of Busey have provided adequate and appropriate services to their communities, (iii) whether the applicant proposes to provide adequate and appropriate services in the communities to be served by the subsidiary banks, (iv) whether the proposed acquisition will result in a combined company that has adequate capital and good earnings prospects, (v) whether the financial condition of Busey or any of Busey’s subsidiary banks would jeopardize the financial stability of CrossFirst, and (vi) whether the competence, experience and integrity of the managerial resources of Busey or any proposed management personnel of the combined company indicates that to permit such person to control a bank would not be in the interest of the depositors of a bank or in the interest of the public.
The initial submission of an application to the KOSBC under Section 9-532 of the KBC occurred on September 23, 2024.
Department of Justice
In addition to the Federal Reserve Board, the Antitrust Division of the U.S. Department of Justice (the “DOJ”) conducts a concurrent competitive review of the transaction to analyze the transaction’s competitive effects and determine whether the merger would result in a violation of the antitrust laws. Transactions approved under section 3 of the BHC Act or the Bank Merger Act generally may not be completed until thirty (30) days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than fifteen (15) days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the transaction, the DOJ could analyze its effect on competition differently than the Federal Reserve Board, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the merger’s effects on competition. A determination by the DOJ not to object to the transaction may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.
Additional Regulatory Approvals and Notices
Additional notifications and/or applications requesting approval may be submitted to various other regulatory authorities and self-regulatory organizations in connection with the transaction.
Stock Exchange Listings
Busey common stock is listed for trading on Nasdaq under the symbol “BUSE.” CrossFirst common stock is listed for trading on Nasdaq under the symbol “CFB.” In the merger, CrossFirst common stock currently listed on Nasdaq will be delisted from such exchange, will be deregistered under the Exchange Act and will cease to be publicly traded.
Under the terms of the merger agreement, Busey will cause the shares of Busey common stock to be issued in the merger to be approved for listing on Nasdaq, subject to official notice of issuance. The merger agreement provides that neither Busey nor CrossFirst will be required to complete the merger if such shares are not authorized for listing on Nasdaq, subject to official notice of issuance. Following the merger, shares of Busey common stock will continue to be traded on Nasdaq.
Treatment of CrossFirst Preferred Stock
Each share of CrossFirst preferred stock will be converted into the right to receive one (1) share of new Busey preferred stock, provided that, at the election of Busey, Busey may cause the CrossFirst preferred stock to be converted in the merger at the effective time into the right to receive an amount of cash equal to the liquidation preference thereof, plus the amount of any accrued and unpaid dividends thereon through the effective time.
Appraisal or Dissenters’ Rights in the Merger
Holders of CrossFirst common stock are not entitled to appraisal or dissenters’ rights under the Kansas General Corporation Code (the “KGCC”).
Under KGCC Section 17-6712 et seq. stockholders of a Kansas corporation may be entitled to dissent from a transaction, and demand payment of the fair value of such stockholder’s shares, in the event of certain corporate actions, including a merger for which the approval of stockholders is required. However, there is generally no such right of dissent for stockholders of a class or series of stock, which stock, or depository receipts in respect thereof, are listed on a national securities exchange or held of record by more than 2,000 holders, unless such stockholder is required to accept in exchange for such shares anything other than (i) shares of stock of the surviving or resulting from such merger, (ii) shares of stock of any other corporation, or depository receipts in respect thereof, which at the effective date of the merger will be either listed on a national securities exchange or held of record by more than 2,000 holders, (iii) cash in lieu of fractional shares or fractional depository receipts described in (i) and (ii) or (iv) any combination of the shares of stock, depository receipts and cash described in (i), (ii) and (iii). Appraisal rights are also available under the KGCC in certain other circumstances, including in certain parent-subsidiary corporation mergers, conversions and exchanges, and in certain circumstances where the articles of incorporation so provide. Both the CrossFirst common stock and the Busey common stock are listed on Nasdaq, a national securities exchange, which means that the CrossFirst common stock, and holders of CrossFirst common stock are not required to accept for such shares anything other than shares of Busey common stock, which are shares of stock of a corporation listed on a national securities exchange, or cash in lieu of fractional shares of Busey common stock.
Holders of Busey common stock are not entitled to appraisal or dissenters’ rights under the NCA.
Under NCA 92A.9300 to 92A.500, inclusive, stockholders of a Nevada corporation may be entitled to dissent from a transaction, and demand payment of the fair value of such stockholder’s shares, in the event of certain corporate actions, including a merger for which the approval of stockholders is required. However, there is generally no such right of dissent for stockholders of a class or series of stock that is a “covered security” under Section 18(b)(1)(A) or (B) of the Securities Act or otherwise traded in an organized market meeting certain criteria, unless such stockholder is required to accept in exchange for such shares anything other than cash or similarly marketable securities. Appraisal rights are also available under the NCA in certain other circumstances, including in certain parent-subsidiary corporation mergers, conversions and exchanges, and in certain circumstances where the articles of incorporation so provide. The Busey common stock is listed on Nasdaq, a national securities exchange, which means that the Busey common stock is a “covered security” within the meaning of Section 18(b)(1)(A) of the Securities Act. Therefore, the holders of Busey common stock will not have the right under the NCA to dissent from, or demand payment for their shares in connection with the merger.
Holders of CrossFirst preferred stock have the right to dissent from the merger and to obtain payment of the “fair value” of their shares in cash (as specified in the KGCC) in the event the merger is consummated.
CrossFirst urges any holder of CrossFirst preferred stock who contemplates exercising his or her right to dissent to read carefully the provisions of KGCC § 17-6712 et seq., which are attached to this proxy statement/prospectus as Annex F. The statute describes the steps that each holder of CrossFirst preferred stock must take to exercise his or her right to dissent. Each holder of CrossFirst preferred stock who wishes to dissent should read both the summary and the full text of the law. CrossFirst cannot give any holder of CrossFirst preferred stock legal advice. To completely understand this law, each holder of CrossFirst preferred stock may want, and CrossFirst encourages any holder of CrossFirst preferred stock seeking to dissent, to consult with his or her legal advisor.
Address for Notices. Send or deliver any written notice or demand concerning any holder of CrossFirst preferred stock’s exercise of his or her dissenters’ rights to CrossFirst Bankshares, Inc., 11440 Tomahawk Creek Parkway, Leawood, Kansas 66211, Attention: Corporate Secretary.
Act Carefully. CrossFirst urges any holder of CrossFirst preferred stock who wishes to dissent to act carefully. CrossFirst cannot and does not accept the risk of late or undelivered notices or demands. A dissenting holder of CrossFirst preferred stock may call CrossFirst at (913) 901-4516 or email at legal@crossfirst.com, to receive confirmation that his or her notice or demand has been received. If his or her notice or demand is not timely received by CrossFirst, then such stockholder will not be entitled to exercise his or her dissenters’ rights. Holders of CrossFirst preferred stock bear the risk of non-delivery and of untimely delivery.
If any holder of CrossFirst preferred stock intends to dissent, or thinks that dissenting might be in his or her best interests, such stockholder should read Annex F carefully.
Summary of KGCC § 17-6712 et seq.
The following is a summary of KGCC § 17-6712 et seq. and the procedures that a holder of CrossFirst preferred stock must follow to dissent from the merger agreement and to perfect his or her appraisal rights and receive cash rather than the merger consideration (i.e., including new Busey preferred stock), if the merger agreement is approved and the merger is completed. This summary is qualified in its entirety by reference to KGCC § 17-6712 et seq., which is reprinted in full as part of Annex F to this proxy statement/prospectus. Annex F should be reviewed carefully by any stockholder who wishes to perfect his dissenters’ rights. Failure to strictly comply with the procedures set forth in KGCC § 17-6712 et seq. will, by law, result in the loss of dissenters’ rights. It may be prudent for a person considering whether to dissent to obtain professional counsel.
If the merger is completed, any holder of CrossFirst preferred stock who has properly perfected his or her statutory dissenters’ rights in accordance with KGCC § 17-6712 et seq. has the right to obtain, in cash, payment of the fair value of such holder’s shares of CrossFirst preferred stock. The appraised fair value may be more or less than the value of the merger consideration to be received in the merger.
Under KGCC § 17-6712 et seq., each holder of CrossFirst preferred stock who demands an appraisal in connection with the merger and who complies with the various procedural requirements of KGCC § 17-6712 et seq. is entitled to “appraisal rights,” pursuant to which the holder of CrossFirst preferred stock will receive the fair value of his or her shares of CrossFirst preferred stock in cash. The value as determined by a Kansas court may be more or less than the value such holder of CrossFirst preferred stock is entitled to under the merger agreement.
To exercise and perfect appraisal rights under KGCC § 17-6712 et seq., a holder of CrossFirst preferred stock must do all of the following:
•
deliver to CrossFirst, before a stockholder vote is taken to approve the CrossFirst merger proposal at the CrossFirst special meeting, a written demand for appraisal of such holder’s shares of CrossFirst preferred stock, which must reasonably inform CrossFirst of the holder’s identity and that the holder of CrossFirst preferred stock intends thereby to demand the appraisal of the holder’s shares of CrossFirst preferred stock; and

•
continue to hold his or her shares of CrossFirst preferred stock through the effective time.

Each outstanding share of CrossFirst preferred stock as to which a legally sufficient written demand in accordance with KGCC § 17-6712 et seq. has been made retains all other rights of a share of CrossFirst preferred stock until those rights are cancelled by consummation of the merger. After the effective time, no dissenting holder of CrossFirst preferred stock who has demanded appraisal rights shall be entitled to vote the stock for any purpose or to receive payment of dividends (except dividends payable to holders of CrossFirst preferred stock of record prior to the effective time), unless no petition for an appraisal is filed within the time specified by KGCC § 17-6712 or such dissenting holder of CrossFirst preferred stock delivers to Busey, as the surviving corporation in the merger, a written withdrawal of such dissenting holder’s demand for an appraisal and an acceptance of the merger consideration within sixty (60) days after the effective date of the merger (unless Busey agrees in writing to accept such dissenting holder’s written withdrawal after such sixty (60)-day period).
If the CrossFirst merger proposal is approved at the CrossFirst special meeting, within ten (10) days after the effective date of the merger, Busey will notify the dissenting holders of CrossFirst preferred stock who have complied with the provisions of KGCC § 17-6712 et seq. that the merger has become effective. Within one hundred and twenty (120) days after the effective date of the merger, Busey will send to such dissenting holders of CrossFirst preferred stock, upon written request, a statement setting forth the aggregate number of shares not voted of CrossFirst preferred stock and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The written statement will be mailed to the dissenting holders of CrossFirst preferred stock within ten (10) days after the written request is received by Busey or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Within one hundred and twenty (120) days after the effective date of the merger, either Busey or a holder of CrossFirst preferred stock who has complied with the provisions of KGCC § 17-67-12 et seq. and who is otherwise entitled to appraisal rights may commence an appraisal proceeding by filing a petition in the district court demanding a determination of the value of the shares of all dissenting holders of CrossFirst preferred stock; however, at any time within sixty (60) days after the effective date of the merger, any dissenting holder of CrossFirst preferred stock who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such dissenting holder’s demand for appraisal and accept the terms offered in the merger agreement. Payment will be made to a dissenting holder of CrossFirst preferred stock in such circumstances.
The shares for which a dissenting holder of CrossFirst preferred stock has properly exercised and perfected appraisal rights and followed the required procedures in the KGCC will not be converted into, or represent, the right to receive new Busey preferred stock and/or cash, as applicable, as provided under the merger agreement. None of these shares will, after the effective time, be entitled to vote for any purpose or receive any dividends or other distributions. If, however, the holder of such shares fails to properly perfect, effectively withdraws, waives or loses, or otherwise becomes ineligible to exercise appraisal rights under the KGCC, then at that time shares held by such holder will be converted into new Busey preferred stock and/or cash, as applicable, as provided in the merger agreement.
The foregoing discussion does not purport to be a complete statement of the procedures for exercising and perfecting appraisal rights under the KGCC and is qualified in its entirety by reference to the full text of KGCC § 17-6712 et seq., a copy of which is attached as Annex F to this proxy statement/prospectus.

THE MERGER AGREEMENT
This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about Busey or CrossFirst. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Busey and CrossFirst make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 177 of this joint proxy statement/prospectus.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Busey and CrossFirst contained in this joint proxy statement/prospectus or in the public reports of Busey or CrossFirst filed with the SEC may supplement, update or modify the factual disclosures about Busey and CrossFirst contained in the merger agreement. The merger agreement contains representations and warranties by CrossFirst, on the one hand, and by Busey, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by Busey and CrossFirst were qualified and subject to important limitations agreed to by Busey and CrossFirst in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that Busey and CrossFirst each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Busey and CrossFirst at the time they were made or otherwise.
Structure of the Merger
Each of CrossFirst’s and Busey’s respective boards of directors has unanimously approved and adopted the merger agreement. The merger agreement provides for the merger of CrossFirst with Busey, with Busey continuing as the surviving corporation in the merger. Following the completion of the merger, CrossFirst Bank, a wholly owned subsidiary of CrossFirst, and Busey Bank, a wholly owned subsidiary of Busey, will merge, with Busey Bank as the surviving bank in the bank merger. In addition, Busey Bank has applied to become a member bank of the Federal Reserve System.
Prior to the consummation of the merger, Busey and CrossFirst may, by mutual agreement, change the method or structure of effecting the combination of Busey and CrossFirst if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change may (i) alter or change the exchange ratio or the number of shares of Busey common stock received by CrossFirst stockholders in exchange for each share of CrossFirst common stock; (ii) adversely affect the tax treatment of CrossFirst’s stockholders or Busey’s stockholders pursuant to the merger agreement; (iii) adversely affect the tax treatment of CrossFirst or Busey pursuant to the merger agreement; or (iv) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.

Merger Consideration
Each share of CrossFirst common stock issued and outstanding immediately prior to the effective time, except for shares of CrossFirst common stock owned by CrossFirst as treasury stock or owned by CrossFirst or Busey (in each case, other than shares of CrossFirst common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by CrossFirst or Busey in respect of debts previously contracted), will be converted into the right to receive 0.6675 of a share of Busey common stock (the “exchange ratio”).
If the outstanding shares of CrossFirst common stock or Busey common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give Busey stockholders and CrossFirst stockholders the same economic effect as contemplated by the merger agreement prior to such event.
Also in the merger, each share of CrossFirst preferred stock will be converted into the right to receive one (1) share of new Busey preferred stock, provided that at the election of Busey, Busey may cause the CrossFirst preferred stock to be converted in the merger at the effective time into the right to receive an amount of cash equal to the liquidation preference thereof, plus the amount of any accrued and unpaid dividends thereon through the effective time.
Fractional Shares
Busey will not issue any fractional shares of Busey common stock in the merger. Instead, a former holder of CrossFirst common stock who otherwise would have received a fraction of a share of Busey common stock will receive an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying (i) the average of the closing-sale prices of Busey common stock on Nasdaq as reported by the Wall Street Journal for the consecutive period of five (5) full trading days ending on the date preceding the closing date of the merger by (ii) the fraction of a share (after taking into account all shares of CrossFirst common stock held by such holder immediately prior to the effective time and rounded to the nearest one thousandth when expressed in decimal form) of Busey common stock which such holder would otherwise be entitled to receive.
Governing Documents
At the effective time, the Busey articles, as amended pursuant to the Busey articles amendment proposal if such proposal is approved and for the filing of the terms of the new Busey preferred stock, and the Busey bylaws, as amended, pursuant to the Busey bylaws amendment, will become the articles of incorporation and bylaws of Busey following the consummation of the merger.
Treatment of Busey Equity Awards
Except as otherwise provided, Busey equity awards will generally remain outstanding and subject to the same terms and conditions as applied immediately prior to the effective time. Each outstanding Busey performance-based restricted stock unit award (a “Busey performance stock unit”) will be deemed earned with the achievement of the applicable performance goals based on actual performance through the latest practicable date prior to the effective time and will otherwise remain subject to the same terms and conditions (including service-based vesting terms) as applied to the Busey performance stock unit awards immediately prior to the effective time. Each outstanding Busey restricted stock unit will vest in equal annual installments over three (3) years following the effective time; provided that if any Busey restricted stock unit would otherwise vest by its terms on an earlier date, any then-unvested portion shall vest on such original vesting date. Each Busey equity award will be subject to double-trigger vesting upon a termination without cause within twelve (12) months following the effective time.

Treatment of CrossFirst Equity Awards
CrossFirst Restricted Stock Awards and Directors Deferred Fee Plan
Except as otherwise agreed between CrossFirst and Busey, at the effective time, each outstanding CrossFirst restricted stock award held by a CrossFirst non-employee director and each deferred share of CrossFirst common stock that is credited to a director participant’s account under the CrossFirst 2018 Directors’ Deferred Fee Plan will be converted into the right to receive shares of Busey common stock based on the exchange ratio. Any CrossFirst restricted stock award that is not held by a CrossFirst non-employee director will be converted into a restricted stock award in respect of Busey common stock based on the exchange ratio, subject to the same terms and conditions as were applicable to the CrossFirst Employee RSA prior to the effective time.
CrossFirst Restricted Stock Unit Awards
Except as otherwise agreed between CrossFirst and Busey, at the effective time, each CrossFirst restricted stock unit that is outstanding, unvested and unsettled immediately prior to the effective time will be assumed and converted into a number of Busey restricted stock units equal to the product of (i) the number of CrossFirst restricted stock units subject to such CrossFirst restricted stock unit immediately prior to the effective time, multiplied by (ii) the exchange ratio (rounded to the nearest whole share). Except as specifically provided in the merger agreement, at and following the effective time, each such Busey restricted stock unit will continue to be governed by the same terms and conditions (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable CrossFirst stock plan or award agreement) as were applicable to the applicable CrossFirst restricted stock unit immediately prior to the effective time.
At the effective time, each CrossFirst performance stock unit under the CrossFirst stock plan that is outstanding, unvested and unsettled immediately prior to the effective time will be assumed and converted into a time-based Busey restricted stock unit. The number of shares of Busey common stock subject to each such Busey restricted stock unit will be equal to the product of (i) the number of shares of CrossFirst common stock subject to such CrossFirst performance stock unit immediately prior to the effective time based on (A) target performance if the closing of the merger occurs in the first half of the relevant performance period, or (B) actual performance if the closing of the merger occurs in the second half of the relevant performance period, multiplied by (ii) the exchange ratio (rounded to the nearest whole share). Except as specifically provided in the merger agreement, at and following the effective time, each such Busey restricted stock unit will continue to be governed by the same terms and conditions (including service-based vesting terms but excluding performance conditions, after giving effect to any “change in control” post-termination protections under the applicable CrossFirst stock plan or award agreement) as were applicable to the applicable CrossFirst performance stock unit immediately prior to the effective time.
CrossFirst Stock Appreciation Rights
At the effective time, each CrossFirst stock appreciation right that is outstanding and unsettled immediately prior to the effective time, whether vested or unvested, will be assumed and converted into a Busey stock appreciation right relating to the number of shares of Busey common stock equal to the product of (i) the number of shares of CrossFirst common stock subject to such CrossFirst stock appreciation right immediately prior to the effective time, multiplied by (ii) the exchange ratio (rounded down to the nearest whole share), and at an exercise price per share equal to (A) the exercise price per share of the CrossFirst stock appreciation right immediately prior to the effective time, divided by (B) the exchange ratio (rounded up to the nearest whole cent). Except as specifically provided in the merger agreement, each such Busey stock appreciation right will be subject to the same terms and conditions (including service-based vesting terms, after giving effect to any “change in control” vesting provisions under the applicable award agreement) as applied to the CrossFirst stock appreciation right immediately prior to the effective time.
Closing and Effective Time of the Merger
The merger will become effective at such date and time specified in the articles of merger to be filed with the Secretary of State of the State of Nevada and the certificate of merger to be filed with the Secretary of State of the State of Kansas, respectively, on the closing date. The closing will occur remotely by electronic exchange of documents at 9:00 a.m., Central Time, on the first business day of the month immediately following the month during which the satisfaction or waiver of all of the conditions set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Busey and CrossFirst. If, however, all such conditions are satisfied or waived within the last five (5) business days of a calendar month, the closing will occur on the first business day of the succeeding calendar month.
Exchange of Shares
Exchange Procedures
As promptly as practicable after the effective time, but in no event later than ten (10) business days thereafter, Busey and CrossFirst will cause the exchange agent to mail to each holder of record of shares (which shall be deemed to include certificates or book-entry account statements) of CrossFirst common stock or CrossFirst preferred stock immediately prior to the effective time a letter of transmittal and instructions for use in effecting the surrender of such old shares in exchange for new shares (which, for purposes of this joint proxy statement/prospectus, shall be deemed to include evidence in book-entry form or, at Busey’s option, certificates) representing the number of whole shares of Busey common stock and any cash in lieu of fractional shares or shares of new Busey preferred stock, as applicable, which the shares of CrossFirst common stock or CrossFirst preferred stock represented by such old shares shall have been converted into the right to receive pursuant to the merger agreement, as well as any dividends or distributions to be paid as described in “— Dividends and Distributions” below.
If an old certificate for CrossFirst common stock or CrossFirst preferred stock has been lost, stolen or destroyed, the exchange agent will issue the consideration in the merger upon receipt of (i) an affidavit of that fact by the claimant and (ii) if required by Busey or the exchange agent, the posting of a bond in an amount as Busey or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such old certificate.
After the effective time, there will be no further transfers on the stock transfer books of CrossFirst of CrossFirst common stock or CrossFirst preferred stock that were issued and outstanding immediately prior to the effective time.
Withholding
Busey will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares, any dividends or distributions or any other consideration payable under the merger agreement to any holder of CrossFirst common stock, CrossFirst preferred stock or CrossFirst equity awards the amounts it is required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, such amounts will be treated for all purposes of the merger agreement as having been paid to the holder from whom they were withheld.
Dividends and Distributions
No dividends or other distributions declared with respect to Busey common stock or new Busey preferred stock will be paid to the holder of any unsurrendered old shares of CrossFirst common stock or CrossFirst preferred stock until the holder surrenders such old share in accordance with the merger agreement. After the surrender of an old share in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which theretofore had become payable with respect to the whole shares of Busey common stock or new Busey preferred stock, which the shares of CrossFirst common stock or CrossFirst preferred stock, as applicable, represented by such old share have been converted into the right to receive under the merger agreement.
Representations and Warranties
The merger agreement contains representations and warranties made by CrossFirst to Busey and by Busey to CrossFirst relating to a number of matters, including the following:

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corporate matters, including due organization and qualification and subsidiaries;

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capitalization;

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authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

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required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the merger and the Federal Reserve membership;

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reports to regulatory authorities;

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financial statements, internal controls, books and records, and absence of undisclosed liabilities;

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broker’s fees payable in connection with the merger;

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the absence of certain changes or events;

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legal proceedings;

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tax matters;

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employee matters and employee benefit matters;

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compliance with applicable laws;

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certain material contracts;

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agreements with regulatory agencies;

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risk management instruments;

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environmental matters;

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investment securities and commodities;

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real property;

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intellectual property;

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related party transactions;

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inapplicability of takeover statutes;

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absence of action or circumstance that would prevent the merger from qualifying as a reorganization under Section 368(a) of the Code;

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opinion of each party’s financial advisor;

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the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

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loan portfolio matters;

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insurance matters; and

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information security.

The merger agreement contains additional representations and warranties made by CrossFirst with respect to subordinated indebtedness.
The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by Busey and CrossFirst, respectively, and (ii) qualified by the reports of Busey or CrossFirst, as applicable, filed with the SEC during the period from January 1, 2024 through the time prior to the execution and delivery of the merger agreement (excluding, in each case, any risk factor disclosures in the “Risk Factors” section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).
In addition, certain representations and warranties of Busey and CrossFirst are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either Busey and CrossFirst or Busey as the surviving corporation in the merger, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.
However, with respect to clause (i), a material adverse effect will not be deemed to include the impact of:
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changes, after the date of the merger agreement, in U.S. GAAP principles or applicable regulatory accounting requirements;

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changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

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changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries;

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changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornadoes, floods or other natural disasters or from any outbreak of any disease or other public health event;

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public disclosure of the execution of the merger agreement or public disclosure of the consummation of the transactions contemplated by the merger agreement (including any effect on a party’s relationships with its customers or employees) or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement (however, the foregoing will not apply for purposes of any representations and warranties intended to address the announcement, pendency or consummation of the transactions contemplated hereby);

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a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (provided that the underlying causes of such decline or failure may be taken into account in determining whether a material adverse effect has occurred); or

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the expenses incurred by Busey and CrossFirst in negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement;

except, with respect to the first, second, third and fourth bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.
The representations and warranties in the merger agreement do not survive the effective time.
Covenants and Agreements
Conduct of Businesses Prior to the Consummation of the Merger
Prior to the effective time (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain specified exceptions, each of Busey and CrossFirst will, and will cause its subsidiaries to (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and (c) take no action intended to, or that would reasonably be expected to, result in the conditions to the merger not being satisfied in a timely manner, or materially adversely affect, delay or impair its ability to perform its obligations, covenants, and agreements, including, without limitation, the ability of either CrossFirst or Busey to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated hereby, under this Agreement or to consummate the transactions contemplated hereby, in each case, except as may be required by applicable law.
Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, CrossFirst will not permit any of its subsidiaries to, without the prior written consent of the other party to the merger agreement (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:
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adjust, split, combine or reclassify any capital stock;

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other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months, (ii) borrowings under CrossFirst’s existing lines of credit, (iii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, and (iv) wholesale time deposits with a term not in excess of twelve (12) months, incur any indebtedness for borrowed money (other than indebtedness of CrossFirst or any of its wholly owned subsidiaries to CrossFirst or any of its wholly owned subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

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make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (i) dividends paid by any of the subsidiaries of CrossFirst to CrossFirst or any of its wholly owned subsidiaries, (ii) dividends provided for and paid on shares of CrossFirst preferred stock in accordance with the terms of CrossFirst preferred stock, (iii) regular distributions on outstanding trust preferred securities in accordance with their terms, or (iv) the acceptance of shares of CrossFirst common stock as payment for the exercise price of CrossFirst stock appreciation rights or for withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of CrossFirst stock appreciation rights, in each case, in accordance with past practice and the terms of the applicable award agreements;

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grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of CrossFirst or any its subsidiaries;

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issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of CrossFirst or its subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of CrossFirst or its subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;

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other than loan syndications and participations in the ordinary course of business and consistent with CrossFirst’s loan approval policies and not in excess of $20,000,000 per such transaction, sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of the merger agreement;

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except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business or the purchase of United States Treasury Department or “AAA” rated debt securities in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than a wholly owned subsidiary of CrossFirst;
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terminate, materially amend, or waive any material provision of, certain material contracts of CrossFirst, other than renewals of such contracts in the ordinary course of business with terms of twelve (12) months or less (but only if such contract provides for payment of no more than $300,000 in such twelve (12) month period) make any change in any instrument or agreement governing the terms of any of its securities, or enter into certain material contracts;

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except as required under applicable law or the terms of certain CrossFirst benefit plans existing as of the date of the merger agreement, (i) enter into, establish, adopt, amend or terminate any CrossFirst benefit plan, or any arrangement that would be a CrossFirst benefit plan if in effect on the date hereof, other than with respect to broad-based welfare benefit plans (other than severance) in the ordinary course of business consistent with past practice and as would not reasonably be expected to materially increase the cost of benefits under any such CrossFirst benefit plan, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, other than increases (A) for employees below the regional president level, in base salaries in the ordinary course of business consistent with past practices and in amounts that shall not exceed 3% individually or 3% in the aggregate, and (B) for current employees with an annual base salary below $150,000 in connection with a promotion (permitted under the merger agreement) or change in responsibilities, in each case, in the ordinary course of business consistent with past practice and to a level consistent with similarly situated peer employees, provided that no employee’s annual bonus percentage shall be increased without Busey consent, which shall not be unreasonably withheld, conditioned or delayed, (iii) accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar arrangement, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any CrossFirst benefit plan, (vi) terminate any employee with an annual base salary equal to or in excess of $150,000, other than for cause, or (vii) hire or promote any employee with an annual base salary equal to or in excess of $150,000 (other than as a replacement hire or promotion on substantially similar terms of employment to the departed employee), or significantly change the responsibilities assigned to any such employee;

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settle any material claim, suit, action or proceeding, except for claims involving solely monetary remedies in an amount and for consideration not in excess of $250,000 of liability to CrossFirst, taking into consideration insurance coverage and retention amounts under any applicable insurance policy, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries or the surviving corporation;

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take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

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amend its articles of incorporation, its bylaws or comparable governing documents of its subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;

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in each case other than in the ordinary course of business, materially restructure or materially change the composition of its investment securities portfolio or derivatives portfolio or its interest rate exposure, through purchases or sales, or the manner in which the portfolio is classified or reported;

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implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

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enter into any new line of business or, other than in the ordinary course of business (which may include partnering with third parties in origination, flow, servicing and other capacities) consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any governmental entity;
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enter into any new credit or new lending relationships greater than $15,000,000 that would require an exception to CrossFirst’s and its subsidiaries’ formal loan policy as in effect as of the date of the merger agreement or that are not in compliance with the provisions of such loan policy;

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other than incident to a loan restructuring, extend additional credit to any person and any director or officer of, or any owner of a material interest in, such person (any of the foregoing with respect to a person being referred to as a “borrowing affiliate”) if such person or such borrowing affiliate is the obligor under any indebtedness to CrossFirst or any of its subsidiaries which constitutes a nonperforming loan or against any part of such indebtedness CrossFirst or any of its subsidiaries has established loss reserves or any part of which has been charged-off by CrossFirst or any of its subsidiaries;

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make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

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merge or consolidate itself or any of its significant subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its significant subsidiaries;

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make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes; or

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agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Furthermore, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, Busey will not, and will not permit any of its subsidiaries to, without the prior written consent of CrossFirst (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:
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amend the Busey articles, Busey bylaws or comparable governing documents of any of its subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC in a manner that would materially and adversely affect the holders of the CrossFirst common stock, or adversely affect the holders of the CrossFirst common stock relative to other holders of the Busey Common Stock;

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adjust, split, combine or reclassify any capital stock of Busey or make, declare or pay any extraordinary dividend on any capital stock of Busey;

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incur any indebtedness for borrowed money (other than indebtedness of Busey or any of its wholly owned subsidiaries to Busey or any of its subsidiaries) that would reasonably be expected to prevent Busey or its subsidiaries from assuming CrossFirst’s or its subsidiaries’ outstanding indebtedness;

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take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

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agree to take, make any commitment to take, or adopt any resolutions of the Busey board of directors or similar governing body in support of, any of the foregoing.

Regulatory Matters
Busey and CrossFirst have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within forty-five (45) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. In addition, the merger agreement also provides that Busey will cause Busey Bank to use its reasonable best efforts to become a member bank of the Federal Reserve System.
Each of Busey and CrossFirst has agreed to use its reasonable best efforts to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated thereby. However, in no event will CrossFirst or Busey, or any of their respective subsidiaries, be required, and neither CrossFirst or Busey, nor any of their respective subsidiaries will be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities or regulatory agencies that would reasonably be expected to have a material adverse effect on Busey and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger.
Busey and CrossFirst have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger and the other transactions contemplated by the merger agreement.
To the extent permitted by applicable law, Busey and CrossFirst have also agreed to promptly advise each other upon receiving any communication from any governmental entity whose consent or approval is required for consummation of the transactions contemplated by the merger agreement that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval will be materially delayed.
Employee Matters
The merger agreement provides that Busey will provide to each CrossFirst continuing employee who remains employed with Busey or its subsidiaries, during the period commencing on the effective time and ending on the first anniversary of the effective time, (i) annual base salary or wages, as applicable, that are no less than the base salary or wages in effect for each such continuing employee immediately prior to the effective time, (ii) all employee statutory entitlements, and (iii) employee benefits (other than severance) and other compensation that are substantially comparable in the aggregate to those provided to similarly situated employees of Busey and its subsidiaries. Each continuing employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances will be eligible to receive severance benefits as agreed among the parties, subject to the employee’s execution (and non-revocation) of a release of claims.
The merger agreement also provides that, with respect to any employee benefit plans of Busey or its subsidiaries in which any continuing employees become eligible to participate on or after the effective time (the “new plans”), Busey and its subsidiaries will (i) use commercially reasonable efforts to waive all pre-existing conditions, exclusions or waiting periods with respect to participation and coverage requirements applicable to such continuing employees and their eligible dependents under any new plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under analogous CrossFirst benefit plans, (ii) use commercially reasonable efforts to provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the effective time under a CrossFirst benefit plan that provides health care benefits, to the same extent that such credit was given under the analogous CrossFirst benefit plan prior to the effective time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any new plan and (iii) recognize all service of such employees with CrossFirst and its subsidiaries for all purposes in any new plan to the same extent such service was taken into account under the analogous CrossFirst benefit plan prior to the effective time. The merger agreement provides that the foregoing service recognition will not apply (a) to the extent it would result in duplication of benefits for the same period of service, (b) for purposes of any defined benefit pension plan or (c) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits. The merger agreement also provides that CrossFirst will provide the information reasonably necessary for Busey to recognize annual co-payments, coinsurance, deductibles and out-of-pocket expenses in connection with the new plans no later than fifteen (15) days prior to the effective time.

If requested by Busey in writing at least fifteen (15) business days prior to the effective time, CrossFirst will cause any 401(k) plan sponsored or maintained by CrossFirst and its subsidiaries (a “CrossFirst 401(k) plan”) to be terminated effective as of the day immediately prior to the effective time and contingent upon the occurrence of the closing. If Busey requests that any CrossFirst 401(k) plan be terminated, (i) CrossFirst will provide Busey with evidence that such plan has been terminated (the form and substance of which will be subject to reasonable review and comment by Busey) not later than two (2) business days immediately preceding the effective time, and (ii) any continuing employees will be eligible to participate, effective as of the effective time, or as soon as administratively practicable thereafter, in a 401(k) plan sponsored or maintained by Busey or one of its subsidiaries. Busey and CrossFirst will take any and all actions as may be required, including amendments to the CrossFirst 401(k) plan and/or a 401(k) plan sponsored or maintained by Busey or one of its subsidiaries (a “Busey 401(k) plan”), to permit the continuing employees to make rollover contributions to the Busey 401(k) plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) from the CrossFirst 401(k) plan in the form of cash, notes (in the case of loans) or a combination thereof. Busey agrees to assume and honor, in accordance with their terms, all CrossFirst benefit plans. CrossFirst agrees that the transactions contemplated by the merger agreement will constitute a “change in control,” “change of control” or other similar concept under any CrossFirst benefit plan.
Nothing in the merger agreement will confer upon any employee, officer, director or consultant of Busey or CrossFirst or any of their subsidiaries or affiliates any right to continue in the employ or service of the surviving corporation, CrossFirst, Busey or any subsidiary or affiliate thereof, or will interfere with or restrict in any way the rights of the surviving corporation, CrossFirst, Busey or any subsidiary or affiliate thereof to discharge or terminate the services of any employee (including any continuing employee), officer, director or consultant of the surviving entity, CrossFirst or Busey or any of their subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in the merger agreement will be deemed to (i) establish, amend, or modify any CrossFirst benefit plan, Busey benefit plan, new plan or any other benefit or employment plan, program, agreement or arrangement or (ii) alter or limit the ability of the surviving corporation or any of its subsidiaries or affiliates to amend, modify or terminate any particular CrossFirst benefit plan, Busey benefit plan, new plan or any other benefit or employment plan, program, agreement or arrangement after the effective time. Without limiting the generality of the terms of the merger agreement, nothing in the merger agreement, express or implied, is intended to or will confer upon any person, including any current or former employee, officer, director or consultant of CrossFirst, Busey or any of their subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement.
Director and Officer Indemnification and Insurance
The merger agreement provides that from and after the effective time, Busey, as the surviving corporation in the merger, will indemnify and hold harmless all present and former directors, officers or employees of CrossFirst and its subsidiaries against, and will advance expenses as incurred to such persons in respect of, all costs and liabilities arising out of the fact that such person is or was a director, officer or employee of CrossFirst or its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement or expenses as of the date of the merger agreement by CrossFirst pursuant to the CrossFirst articles of incorporation, bylaws, the governing or organizational documents of any CrossFirst subsidiary or any indemnification agreements in existence as of the date of the merger agreement that have been disclosed to Busey or the KGCC; provided, that in the case of advancement of expenses, any such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
The merger agreement requires Busey, as the surviving corporation in the merger, to maintain for a period of six (6) years after consummation of the merger CrossFirst’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims arising from facts or events that occurred at or prior to the consummation of the merger. However, Busey is not required to spend annually more than two-hundred and fifty percent (250%) of the current annual premium paid as of the date of the merger agreement by CrossFirst for such insurance (the “premium cap”), and if such premiums for such insurance would at any time exceed that amount, then Busey will maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, CrossFirst, in consultation with, but only upon the consent of Busey, may (and at the request of Busey, CrossFirst will use its reasonable best efforts to) obtain at or prior to the effective time a six (6)-year “tail” policy under CrossFirst’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap.
Name and Headquarters
The merger agreement and the Busey bylaw amendment each provide that, following the effective time, the name of the surviving corporation and the surviving bank will be First Busey Corporation and Busey Bank, respectively; the headquarters of the holding company will be located in or near Kansas City, Missouri; and the main office and legal headquarters of Busey Bank will remain in Champaign, Illinois.
Restructuring Efforts
The merger agreement provides that if CrossFirst fails to obtain the required vote of CrossFirst stockholders to approve the CrossFirst merger proposal or if Busey fails to obtain the required vote of Busey stockholders to approve the Busey merger proposal, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by the merger agreement, including by merging CrossFirst into a newly created wholly owned subsidiary of Busey (provided that neither party will have any obligation to alter or change any material terms, including the exchange ratio or the amount or kind of the consideration to be issued to holders of the capital stock of CrossFirst as provided for in the merger agreement, in a manner adverse to such party or its stockholders) and/or resubmit the merger agreement or the transactions contemplated thereby (or as restructured) to its respective stockholders, for adoption or approval.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of Busey common stock to be issued in the merger, access to information of the other company, advice of changes, exemption from takeover restrictions, stockholder litigation relating to the transactions contemplated by the merger agreement, assumption by Busey and Busey Bank of CrossFirst’s and CrossFirst Bank’s indebtedness, public announcements with respect to the transactions contemplated by the merger agreement, exemption from Section 16(b) insider trading liability and that both parties will use its reasonable best efforts to cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
Governance of Busey after the Merger
The merger agreement or the Busey bylaw amendment, which will be made in connection with the merger provides for certain arrangements related to the boards of directors of Busey and Busey Bank after the merger that are described below. The Busey bylaw amendment is set forth in Exhibit B to the merger agreement, which is attached as Annex A.
Boards of Directors and Committees of Busey and Busey Bank
The merger agreement or the Busey bylaw amendment, which will be made in connection with the merger and will be effective until the later of (i) the three (3)-year anniversary of the effective time and (ii) the two (2)-year anniversary of the date of the bank merger (the “specified period”), provides for certain arrangements related to the boards of directors of Busey and Busey Bank after the merger that are described below. These arrangements can be modified, amended or repealed by the Busey board of directors by the affirmative vote of at least seventy-five percent (75%) of the entire Busey board of directors. The Busey bylaw amendment is set forth in Exhibit B to the merger agreement, which is attached as Annex A.

During the specified period and in accordance with the merger agreement and the Busey bylaw amendment, the number of directors that will comprise the Busey board of directors will be thirteen (13), of which (i) eight (8) will be directors of Busey or Busey Bank immediately prior to the effective time (the “legacy Busey directors”), which will include Van A. Dukeman and such other directors as determined by Busey and (ii) five (5) will be directors of CrossFirst immediately prior to the effective time (the “legacy CrossFirst directors”), which will include Michael J. Maddox and Rodney K. Brenneman (if he is the Chair of the CrossFirst board of directors immediately prior to the effective time, in which case he will be the Lead Independent Director of the Busey board of directors) and such other directors as determined by CrossFirst. Notwithstanding the foregoing, by the affirmative vote of a majority of the Busey board of directors, the number of directors constituting the Busey board of directors may be increased to add additional directors in connection with a direct or indirect acquisition by Busey or in connection with a capital raising by Busey. The Busey bylaw amendment also provides that Mr. Brenneman will serve as the Lead Independent Director of the Busey board of directors for two (2) years following the effective time.
During the specified period, if a legacy Busey director or a successor to a legacy Busey director leaves the Busey board of directors, the remaining legacy Busey directors may select the successor to such departing director. Similarly, during the specified period, if a legacy CrossFirst director or a successor to a legacy CrossFirst director leaves the board of directors, the remaining legacy CrossFirst directors may select the successor to such departing director. The foregoing does not, however, apply to Mr. Maddox (i.e., if Mr. Maddox leaves the Busey board of directors, the entire Busey board of directors may fill his seat).
During the specified period, the Busey board of directors will maintain the following standing committees: an Executive Management Compensation and Succession Committee, an Audit Committee, a Nominating and Corporate Governance Committee and an Enterprise Risk Committee. The Busey board of directors may by resolution (which will require the affirmative vote of a majority of the Busey board of directors) establish any committees not expressly contemplated by the Busey bylaws composed of directors as they may determine to be necessary or appropriate for the conduct of the business of Busey and may prescribe the composition, duties and procedures of such committees.
During the specified period, each committee of Busey board of directors will have at least one (1) legacy CrossFirst director, provided that, if any such committee has five (5) or more members, such committee will have at least two (2) legacy CrossFirst directors, and, provided further, that each of the Nominating and Corporate Governance Committee and the Executive Management Compensation and Succession Committee will have at least five (5) members.
During the specified period, pursuant to the Busey bylaw amendment the composition of the board of directors of Busey Bank will be identical to that of the Busey board of directors.
Management of Busey after the Merger
The merger agreement and Busey bylaw amendment provide that effective as of the effective time, (i) Van A. Dukeman will continue to serve as the Executive Chairman of the Busey board of directors and as the Chief Executive Officer of Busey, reporting to the Busey board of directors, and as the Executive Chairman of Busey Bank, reporting to the board of directors of Busey Bank and (ii) Michael J. Maddox will serve as the Executive Vice Chairman of the Busey board of directors and as the President of Busey reporting to the Chief Executive Officer of Busey, and as the Chief Executive Officer of Busey Bank, reporting to the Executive Chairman of the board of directors of Busey Bank. Effective as of the date immediately following the earlier of (i) the twelve (12)-month anniversary of the bank merger and (ii) the eighteen (18)-month anniversary of the effective time, (i) Mr. Dukeman will continue to serve as the Executive Chairman of the Busey board of directors, reporting to the Busey board of directors and as the Executive Chairman of the board of directors of Busey Bank, reporting to the board of directors of Busey Bank, and (ii) Mr. Maddox will serve as the Executive Vice Chairman of the Busey board of directors and as the Chief Executive Officer and President of Busey, reporting to the Busey board of directors, and as the Chief Executive Officer of Busey Bank, reporting to the board of directors of Busey Bank. If during the specified period Mr. Dukeman is no longer serving as the Chief Executive Officer of Busey for any reason prior to the time at which Mr. Maddox would otherwise become the Chief Executive Officer of Busey, Mr. Maddox will succeed Mr. Dukeman as Chief Executive Officer of Busey. Messrs. Dukeman and Maddox can only be removed from the leadership positions described above, have their reporting relationships modified or have their employment arrangements amended in a manner that is adverse to them with a majority vote of the entire Busey board of directors.
Meetings; Recommendation of Busey’s and CrossFirst’s Boards of Directors
Each of Busey and CrossFirst has agreed to call a meeting of its stockholders for the purpose of voting upon, in the case of the CrossFirst stockholders, the approval of the merger agreement (the “requisite CrossFirst vote”) and, in the case of the Busey stockholders, approval of the merger agreement and the issuance of Busey common stock to CrossFirst stockholders pursuant to the merger agreement (the “requisite Busey vote”) and approval of the Busey articles amendment (the “Busey articles amendment vote”), and to use reasonable best efforts to cause the meetings to occur as soon as reasonably practicable and on the same date and to set the same record date for such meetings. Such meetings may be held virtually, subject to applicable law and the organizational documents of each party.
Each of Busey and CrossFirst and their respective boards of directors has agreed to use its reasonable best efforts to obtain from CrossFirst stockholders and Busey stockholders, respectively, the requisite CrossFirst vote, the requisite Busey vote and the Busey articles amendment vote, including by communicating to CrossFirst stockholders and Busey stockholders, as applicable, that Busey stockholders adopt the merger agreement (the “Busey board recommendation”) and that Busey stockholders approve the Busey articles amendment and that CrossFirst stockholders adopt the merger agreement (the “CrossFirst board recommendation”), as applicable. Each of Busey and CrossFirst has agreed that each of Busey and CrossFirst and their respective boards of directors will not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the Busey board recommendation, in the case of Busey, or the CrossFirst board recommendation, in the case of CrossFirst, (ii) fail to make the Busey board recommendation, in the case of Busey, or the CrossFirst board recommendation, in the case of CrossFirst, (iii) adopt, approve, recommend or endorse an acquisition proposal (as defined in “— Agreement Not to Solicit Other Offers” below) or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal, (iv) fail to publicly and without qualification (a) recommend against any acquisition proposal or (b) reaffirm the Busey board recommendation, in the case of Busey, or the CrossFirst board recommendation, in the case of CrossFirst, in each case within ten (10) business days (or such fewer number of days as remain prior to the Busey stockholders meeting or the CrossFirst stockholders meeting, as applicable) after an acquisition proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “recommendation change”).
However, subject to certain termination rights described in “— Termination of the Merger Agreement” below, if the Busey board of directors or the CrossFirst board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Busey board recommendation or the CrossFirst board recommendation, as applicable, then, in the case of Busey, prior to the receipt of the requisite Busey vote, and in the case of CrossFirst, prior to the receipt of the requisite CrossFirst vote, such board of directors may submit the merger agreement to its stockholders, respectively, without recommendation and may communicate the basis for its lack of a recommendation to its stockholders to the extent required by law, provided that (i) it gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the latest material terms and conditions of, and the identity of the third party making any such acquisition proposal, or any amendment or modification thereof, or a description in reasonable detail of such other event or circumstances) and (ii) at the end of such notice period, it takes into account any amendment or modification to the merger agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Busey board recommendation or the CrossFirst board recommendation, as the case may be. Any material amendment to any acquisition proposal will require a new notice period.
Subject to applicable law, Busey and CrossFirst must adjourn or postpone the Busey stockholders meeting or the CrossFirst stockholders meeting, as applicable, if there are insufficient shares of Busey common stock or CrossFirst common stock, as the case may be, represented (either in attendance or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Busey or CrossFirst, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the requisite Busey vote or the requisite CrossFirst vote, and subject to the terms and conditions of the merger agreement, Busey or CrossFirst, as applicable, will continue to use reasonable best efforts to solicit proxies from its stockholders. Notwithstanding any recommendation change by the Busey board of directors or the CrossFirst board of directors, but subject to the obligation to adjourn or postpone such meetings as described in the immediately preceding sentence, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its stockholders and to submit the Busey merger proposal (in the case of the Busey stockholders) and the CrossFirst merger proposal (in the case of the CrossFirst stockholders) to a vote of such stockholders.
Agreement Not to Solicit Other Offers
Each of Busey and CrossFirst has agreed that it will, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives to, immediately cease, and cause to be terminated, any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than CrossFirst, in the case of Busey, or Busey, in the case of CrossFirst, with respect to any acquisition proposal.
Each of Busey and CrossFirst has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with the merger agreement) in connection with or relating to any acquisition proposal.
For purposes of the merger agreement, an “acquisition proposal” means, with respect to Busey or CrossFirst, as applicable, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party.
However, in the event that after the date of the merger agreement and prior to the receipt of the requisite Busey vote, in the case of Busey, or the requisite CrossFirst vote, in the case of CrossFirst, a party receives an unsolicited bona fide written acquisition proposal, it may, and may permit its subsidiaries and its and their subsidiaries’ officers, directors, agents, advisors and representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal if the Busey or CrossFirst board of directors, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its outside financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided that, prior to furnishing any confidential or nonpublic information, such party enters into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between Busey and CrossFirst, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party.
Each of Busey and CrossFirst has also agreed to (i) promptly (and, in any event, within twenty-four (24) hours) advise the other party following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide CrossFirst, in the case of Busey, or Busey, in the case of CrossFirst, with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or acquisition proposal in connection with such inquiry or acquisition proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or acquisition proposal and (ii) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party.
Conditions to Complete the Merger
Busey’s and CrossFirst’s respective obligations to complete the merger are subject to the satisfaction or, where legally permissible, waiver, at or prior to the effective time, of the following conditions:
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the requisite Busey vote and the requisite CrossFirst vote having been obtained;

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the authorization for listing on Nasdaq, subject to official notice of issuance, of the Busey common stock to be issued in the merger;

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all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition;

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the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for such purpose initiated or threatened and not withdrawn);

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no order, injunction or decree by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement;

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the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

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the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect);

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receipt by each party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

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No material adverse event having occurred with respect to the other party from the date of the merger agreement through the date of the closing of the merger.

Neither CrossFirst nor Busey can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement
The merger agreement can be terminated at any time prior to the consummation of the merger, whether before or after the receipt of the requisite Busey vote or the requisite CrossFirst vote, in the following circumstances:
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by mutual written consent of Busey and CrossFirst;

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by either Busey or CrossFirst if any governmental entity that must grant a requisite regulatory approval for the merger or the bank merger has denied such approval and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

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by either Busey or CrossFirst if the merger has not been completed on or before the date that is the fifteen (15)-month anniversary of the date of the merger agreement (the “termination date”), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either Busey or CrossFirst (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of CrossFirst, in the case of a termination by Busey, or Busey, in the case of a termination by CrossFirst, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•
by CrossFirst prior to such time as the requisite Busey vote is obtained, if (i) Busey or the Busey board of directors has made a recommendation change or (ii) Busey or the Busey board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the Busey board recommendation; or

•
by Busey prior to such time as the requisite CrossFirst vote is obtained, if (i) CrossFirst or the CrossFirst board of directors has made a recommendation change or (ii) CrossFirst or the CrossFirst board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the CrossFirst board recommendation.

Neither Busey nor CrossFirst is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Busey common stock or CrossFirst common stock.
Effect of Termination
If the merger agreement is terminated, it will become void and have no effect, except that (i) neither CrossFirst nor Busey will be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of the merger agreement and (ii) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses, the confidential treatment of information, and the termination fee described below.
Termination Fee
CrossFirst will pay Busey a termination fee equal to $36.7 million in cash (the “termination fee”) if the merger agreement is terminated in the following circumstances:

•
in the event that the merger agreement is terminated by Busey pursuant to the last bullet set forth under “— Termination of the Merger Agreement” above. In such case, the termination fee must be paid to Busey within two (2) business days of the date of termination.

•
in the event, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the CrossFirst board of directors or CrossFirst’s senior management or has been made directly to the CrossFirst stockholders generally, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the CrossFirst stockholders meeting) an acquisition proposal with respect to CrossFirst, and (i) (a) thereafter the merger agreement is terminated by either Busey or CrossFirst because the merger has not been completed prior to the termination date, and CrossFirst has not obtained the requisite CrossFirst vote but all other conditions to CrossFirst’s obligation to complete the merger had been satisfied or were capable of being satisfied prior to such termination or (b) thereafter the merger agreement is terminated by Busey based on a willful breach of the merger agreement by CrossFirst that would constitute the failure of an applicable closing condition, and (ii) prior to the date that is twelve (12) months after the date of such termination, CrossFirst enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above); provided that, for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%).” In such case, the termination fee must be paid to Busey on the earlier of the date CrossFirst enters into such definitive agreement and the date of consummation of such transaction.

Busey will pay CrossFirst the termination fee if the merger agreement is terminated in the following circumstances:
•
in the event that the merger agreement is terminated by CrossFirst pursuant to the second to last bullet set forth under “— Termination of the Merger Agreement” above. In such case, the termination fee must be paid to CrossFirst within two (2) business days of the date of termination.

•
in the event, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Busey board of directors or Busey’s senior management or has been made directly to Busey stockholders generally, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the Busey stockholders meeting) an acquisition proposal with respect to Busey, and (i) (a) thereafter the merger agreement is terminated by either Busey or CrossFirst because the merger has not been completed prior to the termination date, and Busey has not obtained the requisite Busey vote but all other conditions to Busey’s obligation to complete the merger had been satisfied or were capable of being satisfied prior to such termination or (b) thereafter the merger agreement is terminated by CrossFirst based on a willful breach of the merger agreement by Busey that would constitute the failure of an applicable closing condition and (ii) prior to the date that is twelve (12) months after the date of such termination, Busey enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above); provided that, for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%).” In such case, the termination fee must be paid to CrossFirst on the earlier of the date Busey enters into such definitive agreement and the date of consummation of such transaction.

The termination fee and any amounts payable by Busey and CrossFirst in connection therewith, constitute liquidated damages and not a penalty, and except in the case of fraud or willful and material breach, will be the sole monetary remedy of the other party in the event of a termination of the merger agreement under specified circumstances.
Expenses and Fees
Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense. The merger agreement provides that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC or any other governmental entity in connection with the merger and the other transactions contemplated by the merger agreement will be borne equally by Busey and CrossFirst.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite Busey vote or the requisite CrossFirst vote, except that after the adoption of the merger agreement by the Busey stockholders or the Cross stockholders, there may not be, without further approval of Busey stockholders or CrossFirst stockholders, as applicable, any amendment to the merger agreement that requires such further approval under applicable law.
At any time prior to the effective time, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party, and (iii) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement, except that after the receipt of the requisite Busey vote or the requisite CrossFirst vote, there may not be, without further approval of Busey stockholders or CrossFirst stockholders, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires such further approval under applicable law.
Governing Law
The merger agreement is governed by and will be construed in accordance with the laws of the State of New York, without regard to any applicable conflicts of law.
Specific Performance
Busey and CrossFirst will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the parties’ obligations to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following discussion sets forth the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of CrossFirst common stock or CrossFirst preferred stock, as applicable, that exchange their shares of CrossFirst common stock or CrossFirst preferred stock, as applicable, for the merger consideration. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, the U.S. Treasury regulations promulgated under the Code and court and administrative rulings and decisions, and administrative authorities, all as in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. To the extent this section consists of statements as to matters of U.S. federal income tax law, this section constitutes the opinion of Sullivan & Cromwell LLP and Squire Patton Boggs (US) LLP.
This discussion addresses only those U.S. holders of CrossFirst common stock or CrossFirst preferred stock that hold their shares of CrossFirst common stock or CrossFirst preferred stock, as applicable, as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the United States federal income tax laws, including if they are:
•
a financial institution;

•
a tax-exempt organization;

•
a pass-through entity (or an investor in a pass-through entity);

•
an insurance company;

•
a mutual fund;

•
a dealer or broker in stocks and securities, or currencies;

•
a trader in securities that elects to apply a mark-to-market method of tax accounting;

•
a holder of CrossFirst common stock that received CrossFirst common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•
a person that is not a U.S. holder, including former residents of the United States;

•
a person that has a functional currency other than the U.S. dollar;

•
a real estate investment trust;

•
a regulated investment company;

•
a holder of CrossFirst common stock that holds CrossFirst common stock as part of a hedge, straddle, constructive sale, wash sale, conversion or other integrated transaction;

•
a holder of CrossFirst common stock that holds CrossFirst common stock as part of an investment, retirement plan, individual retirement account, or other tax-deferred accounts; or

•
a United States expatriate.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of CrossFirst or Busey. You should consult with your tax advisor as to the tax consequences of the merger in your particular circumstances.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of CrossFirst common stock or CrossFirst preferred stock that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of

Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) such trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes, or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.
The U.S. federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds CrossFirst common stock or CrossFirst preferred stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding CrossFirst common stock or CrossFirst preferred stock should consult their tax advisors regarding the tax consequences of the merger to their specific circumstances.
Tax Consequences of the Merger Generally
The parties intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Busey’s obligation to complete the merger that Busey receive an opinion from Sullivan & Cromwell LLP, as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to CrossFirst’s obligation to complete the merger that CrossFirst receive an opinion from Squire Patton Boggs (US) LLP, as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The opinions will be subject to customary qualifications and assumptions, including that the merger will be completed according to the terms of the merger agreement. These opinions will also be based on the assumption that the representations found in the representation letters of Busey and CrossFirst, are, as of the effective time, true and complete without qualification and that the representation letters of Busey and CrossFirst are executed by appropriate and authorized officers of Busey and CrossFirst. Neither of the opinions described above will be binding on the IRS. Busey and CrossFirst have not sought and will not seek any ruling from the Internal Revenue Service (“IRS”) regarding any matters relating to the merger, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. If any of the representations, warranties, covenants or assumptions upon which the opinions described above are based (the “Representations and Assumptions”) are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting these opinions is breached or is waived by any party, the U.S. federal income tax consequences of the merger could be adversely affected. Accordingly, each holder of CrossFirst common stock or CrossFirst preferred stock should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.
On the basis that the merger qualifies as a “reorganization” within the meaning of Section 368(a), the material U.S. federal income tax consequences of the merger to U.S. holders of CrossFirst common stock or CrossFirst preferred stock, as applicable, are set forth in the remainder of this discussion:
•
a holder who receives solely shares of Busey common stock (or receives Busey common stock and cash solely in lieu of a fractional share) or new Busey preferred stock, as applicable, in exchange for shares of CrossFirst common stock or CrossFirst preferred stock, as applicable, generally will not recognize any gain or loss upon the merger, except with respect to the cash received in lieu of a fractional share of Busey common stock;

•
the aggregate tax basis of the Busey common stock or new Busey preferred stock received in the merger (including any fractional shares in Busey common stock deemed received and sold for cash as described below) will be equal to the holder’s aggregate tax basis in the CrossFirst common stock or CrossFirst preferred stock, as applicable, for which it is exchanged;

•
the holding period of Busey common stock or new Busey preferred stock received in the merger (including any fractional shares deemed received and sold for cash as described below) will include the holder’s holding period of the CrossFirst common stock or CrossFirst preferred stock, as applicable, for which it is exchanged.

If holders acquired different blocks of CrossFirst common stock or CrossFirst preferred stock at different times and at different prices, a holder’s tax basis and holding period in Busey common stock or new Busey preferred stock may be determined with reference to each block of CrossFirst common stock or CrossFirst preferred stock.
Cash Instead of a Fractional Share
A holder of CrossFirst common stock who receives cash instead of a fractional share of Busey common stock will be treated as having received the fractional share of Busey common stock pursuant to the merger and then as having sold that fractional share for cash. As a result, generally such a holder will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to such holder’s fractional share of Busey common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time, the holding period for such fractional shares (including the holding period of CrossFirst common stock surrendered therefor) is greater than one (1) year. Long-term capital gains of certain non-corporate holders, including individuals, generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.
Holders of CrossFirst Preferred Stock Who Receive Solely Cash
If Busey elects to cause the CrossFirst preferred stock to be converted in the merger at the effective time into the right to receive an amount of cash equal to the liquidation preference thereof, plus the amount of any accrued and unpaid dividends thereon through the effective time, then a holder of CrossFirst preferred stock will generally recognize gain or loss on the exchange in an amount equal to the difference between the cash received and that holder’s tax basis in the shares of CrossFirst preferred stock exchanged therefor. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time, the holding period for the shares is greater than one (1) year. Long-term capital gains of certain non-corporate holders, including individuals, generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.
Backup Withholding
Payments of cash to a non-corporate holder of CrossFirst common stock in connection with the merger may be subject to information reporting and backup withholding (currently at a rate of twenty-four percent (24%)). A holder of CrossFirst common stock generally will not be subject to backup withholding, however, if the holder:
•
furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on IRS form W-9 (or an applicable substitute or successor form) and otherwise complies with all the applicable requirements of the backup withholding rules; or

•
provides proof of an applicable exemption from backup withholding.

Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against the holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.
This summary of certain material United States federal income tax consequences is for general information only and is not intended to be, and should not be construed as, tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
The following unaudited pro forma combined financial information combines the historical consolidated financial position and results of operations of Busey and CrossFirst as an acquisition of CrossFirst by Busey. The merger agreement was entered into on August 26, 2024, and provides that each share of CrossFirst common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive 0.6675 of a share of Busey common stock. Also in the merger, each share of CrossFirst preferred stock issued and outstanding will be converted into the right to receive one (1) share of new Busey preferred stock, provided that, at the election of Busey, Busey may cause the CrossFirst preferred stock to be converted in the merger at the effective time into the right to receive an amount of cash equal to the liquidation preference thereof, plus the amount of any accrued and unpaid dividends thereon through the effective time. The new Busey preferred stock will have terms that are not materially less favorable than the terms applicable to the CrossFirst preferred stock.
The unaudited pro forma combined financial information has been prepared to give effect to the following:
•
the acquisition of CrossFirst by Busey under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification, ASC 805, “Business Combinations” where the assets and liabilities of CrossFirst will be recorded by Busey at their respective fair values as of the date the merger is completed;

•
the distribution of shares of Busey common stock to CrossFirst stockholders in exchange for shares of Busey common stock (based upon a 0.6675 exchange ratio) and the exchange of preferred stock;

•
certain reclassifications to conform historical financial statement presentations of CrossFirst to Busey; and

•
transaction costs in connection with the merger.

The following unaudited pro forma combined financial information and accompanying notes are based on and should be read in conjunction with (i) the historical audited consolidated financial statements of Busey and accompanying notes included in Busey’s Annual Report on Form 10-K for the year ended December 31, 2023, and the historical unaudited consolidated financial statements of Busey and accompanying notes included in Busey’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2024 and June 30, 2024, each of which is incorporated by reference into this joint proxy statement/prospectus and (ii) the historical audited consolidated financial statements of CrossFirst and accompanying notes included in CrossFirst’s Annual Report on Form 10-K for the year ended December 31, 2023, and the historical unaudited consolidated financial statements of CrossFirst and accompanying notes included in CrossFirst’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2024 and June 30, 2024, each of which is incorporated by reference into this joint proxy statement/prospectus. Busey’s historical income statement for the year ended December 31, 2023 and the unaudited pro forma combined income statement for the year ended December 31, 2023 do not include the impact of Busey’s acquisition of Merchants and Manufacturers Bank Corporation that was completed on April 1, 2024.
The unaudited pro forma combined income statements for the six (6) months ended June 30, 2024 and for the year ended December 31, 2023 combine the historical consolidated income statements of Busey and CrossFirst, giving effect to the merger as if it had been completed on January 1, 2023. The accompanying unaudited pro forma combined balance sheet as of June 30, 2024 combines the historical consolidated balance sheets of Busey and CrossFirst, giving effect to the merger as if it had been completed on June 30, 2024.
The unaudited pro forma combined financial information is provided for illustrative information purposes only. The unaudited pro forma combined financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined financial information has been prepared by Busey in accordance with Regulation S-X Article 11, Pro Forma Financial Information.

The unaudited pro forma combined financial information also does not consider any potential effects of changes in market conditions on revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.
As of the date of this joint proxy statement/prospectus, Busey has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair value of CrossFirst’s assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain CrossFirst assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. A final determination of the fair value of CrossFirst’s assets and liabilities will be based on CrossFirst’s actual assets and liabilities as of the closing date and therefore cannot be made prior to the completion of the merger. In addition, the value of the merger consideration to be paid by Busey in shares of Busey common stock upon the completion of the merger will be determined based on the closing price of Busey common stock on the closing date and the number of issued and outstanding shares of CrossFirst common stock immediately prior to the closing. Actual adjustments may differ from the amounts reflected in the unaudited pro forma combined financial information, and the differences may be material.
Further, Busey has not identified all adjustments necessary to conform CrossFirst’s accounting policies to Busey’s accounting policies. Upon completion of the merger, or as more information becomes available, Busey will perform a more detailed review of CrossFirst’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on Busey’s financial information following the completion of the merger.
As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma combined financial information.
Busey estimated the fair value of certain CrossFirst assets and liabilities based on a preliminary valuation analysis, due diligence information, information presented in CrossFirst’s SEC filings and other publicly available information. Until the merger is completed, both companies are limited in their ability to share certain information.
Upon completion of the merger, a final determination of the fair value of CrossFirst’s assets acquired and liabilities assumed will be performed. Any changes in the fair values of the net assets or total purchase consideration as compared with the information shown in the unaudited pro forma combined financial information may change the amount of the total purchase consideration allocated to goodwill and other assets and liabilities and may impact Busey’s statement of income. The final purchase consideration allocation may be materially different than the preliminary purchase consideration allocation presented in the unaudited pro forma combined financial information.

Unaudited Pro Forma Combined Consolidated Balance Sheet
As of June 30, 2024
(dollars in thousands)
	Busey	CrossFirst	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and cash equivalents	$285,269	$250,364	$—		$535,633
Debt securities available for sale	1,829,896	802,349	—		2,632,245
Debt securities held to maturity	851,261	—	—		851,261
Equity securities	9,618	—	—		9,618
Loans held for sale	11,286	—	—		11,286
Portfolio loans	7,998,912	6,344,407	(118,162)	(1)	14,225,157
Allowance for credit losses	(85,226)	(76,218)	(43,142)	(2)	(204,586)
Premises and equipment, net	121,647	69,898	(5,669)	(3)	185,876
Right of use assets	11,137	28,384	—		39,521
Goodwill	333,281	14,135	266,521	(4)	613,937
Core deposit and other intangible assets, net	37,299	15,364	35,211	(5)	87,874
Cash surrender value of bank owned life insurance	184,107	71,766	—		255,873
Other assets	382,929	118,102	36,707	(6)	537,738
Total assets	$11,971,416	$7,638,551	$171,466		$19,781,433
Liabilities
Deposits	$9,976,135	$6,733,626	$(228)	(7)	$16,709,533
Securities sold under agreements to repurchase	140,283	—	—		140,283
Short-term borrowings	—	11,256	—		11,256
Long-term debt	—	72,726	—	(8)	72,726
Subordinated notes, net of unamortized issuance costs	227,245	—	—		227,245
Junior subordinated debt owed to unconsolidated trusts	74,693	1,149	—	(8)	75,842
Lease liabilities	11,469	32,232	—		43,701
Other liabilities	207,781	59,684	8,813	(9)	276,278
Total liabilities	10,637,606	6,910,673	$8,585		17,556,864
Stockholders’ Equity
Common stock	60	536	(503)	(10)	93
Preferred stock	—	—	—	(11)	—
Additional paid-in capital	1,360,430	545,716	378,848	(12)	2,284,994
Retained earnings	261,820	308,886	(342,724)	(13)	227,982
Accumulated other comprehensive loss	(220,326)	(64,499)	64,499	(14)	(220,326)
Treasury stock at cost	(68,174)	(62,761)	62,761	(15)	(68,174)
Total stockholders’ equity	1,333,810	727,878	162,881		2,224,569
Total liabilities and stockholders’ equity	$11,971,416	$7,638,551	$171,466		$19,781,433

Footnotes to
Unaudited Pro Forma Combined Consolidated Balance Sheet
As of June 30, 2024
(dollars in thousands)
(1)
Adjustments to reflect acquired loans at their preliminary estimate of fair value, which includes interest and credit marks, on purchased credit-deteriorated (“PCD”) loans and non-PCD loans.

Non-PCD interest rate marks	$(73,299)
Non-PCD credit marks	(29,792)
PCD interest rate marks	(15,071)
Net adjustments	$(118,162)

(2)
Adjustments to the allowance for credit losses include the following:

Reversal of CrossFirst allowance for credit losses	$76,218
Allowance on PCD loans	(89,568)
Provision for allowance on non-PCD loans	(29,792)
Net adjustments	$(43,142)

(3)
Adjustment to reflect $5,669 of the preliminary estimated fair value adjustment on fixed assets.

(4)
Adjustment to reflect $280,656 of preliminary estimated goodwill resulting from this business combination, net of the elimination of $14,135 for CrossFirst’s historical goodwill.

(5)
Adjustment to reflect $50,575 of preliminary estimated core deposit intangibles net of the elimination of $15,364 for CrossFirst’s historical core deposit intangibles. The core deposit intangible asset will be amortized over an estimated ten (10) year useful life using an accelerated method of amortization.

(6)
Adjustment to other assets include the following:

Deferred tax asset related to purchase accounting adjustments	$27,830
Fair value adjustment to other real estate owned	(1,100)
Deferred tax asset related to non-PCD provision	8,491
Deferred tax asset related to unfunded reserve provision	1,486
Net adjustments	$36,707

(7)
Adjustment of $(228) to reflect the preliminary estimate of fair value on interest-bearing deposits.

(8)
Preliminary fair value marks were not obtained as they were deemed immaterial. Final valuations will be completed at the time of closing.

(9)
Adjustment to other liabilities include the following:

Merger related transaction costs of Busey, net	$8,813
Reversal of off-balance-sheet unfunded reserve	(5,213)
Recording of off-balance-sheet unfunded reserve	5,213
Net adjustments	$8,813

(10)
Elimination of CrossFirst’s common stock of $536 and issuance of 33,222,291 shares of Busey common stock, $0.001 par value, as consideration.

(11)
Elimination of CrossFirst’s preferred stock and issuance of 7,750 shares of Busey preferred stock, $0.001 par value, as consideration. Rounds to under one thousand dollars for presentation purposes.

(12)
Elimination of CrossFirst’s additional paid-in capital of $545,716 and $924,597 purchase consideration, less common stock par value of $33. Purchase consideration includes common stock, preferred stock and the value of replacement awards related to past service.

(13)
Adjustments to retained earnings include the following:

Reversal of CrossFirst retained earnings	$(308,886)
Merger related transaction costs of Busey, net	(8,813)
Record the allowance for credit losses for non-PCD loans, net	(21,299)
Record the off-balance-sheet unfunded reserve, net	(3,726)
Net adjustments	$(342,724)

(14)
Elimination of CrossFirst’s accumulated other comprehensive loss.

(15)
Elimination of CrossFirst’s treasury stock.

Pro Forma Income Statement — For the Six Months Ended June 30, 2024 Consolidated
(dollars in thousands, except per share)
	Busey	CrossFirst	Pro Forma Adjustments		Pro Forma Combined
Interest income
Interest and fees on loans	$208,966	$223,445	$9,796	(1)	$442,207
Interest and dividends investment securities	39,110	14,687	2,168	(2)	55,965
Other interest income	9,498	4,205	—		13,703
Total interest income	257,574	242,337	11,964		511,875
Interest expense
Deposits	87,677	125,811	31	(3)	213,519
Federal funds purchased and securities sold under agreements to repurchase	2,412	—	—		2,412
Short-term borrowings and long-term debt	950	1,913	—		2,863
Subordinated notes	6,286	—	—		6,286
Junior subordinated debt owed to unconsolidated trusts	2,048	127	—		2,175
Total interest expense	99,373	127,851	31		227,255
Net interest income	158,201	114,486	11,933		284,620
Provision for credit losses	7,315	4,038	—		11,353
Net interest income after provision for credit losses	150,886	110,448	11,933		273,267
Noninterest income
Wealth management fees	31,466	—	—		31,466
Fees for customer services	14,854	7,492	—		22,346
Payment technology solutions	11,624	—	—		11,624
Mortgage revenue	1,224	46	—		1,270
Income on bank-owned life insurance	2,861	957	—		3,818
Net securities gains (losses)	(6,728)	—	—		(6,728)
Other noninterest income	13,500	2,795	—		16,295
Total noninterest income	68,801	11,290	—		80,091
Noninterest expense
Salaries, wages and employee benefits	85,568	46,747	—		132,315
Data processing	13,650	2,689	—		16,339
Net occupancy and equipment expenses	12,818	6,387	—		19,205
Professional fees	4,748	2,055	—		6,803
Amortization of intangible assets	5,038	1,837	1,026	(4)	7,901
Interchange expense	3,344	—	—		3,344
Other noninterest expense	21,140	15,515	—		36,655
Total noninterest expense	146,306	75,230	1,026		222,562
Income before income taxes	73,381	46,508	10,907		130,796
Income taxes	19,799	9,663	2,618	(5)	32,080
Net income	53,582	36,845	8,289		98,716
Preferred stock dividends	—	310	—		310
Net income available to common shareholders	$53,582	$36,535	$8,289		$98,406
Basic earnings per common share	$0.95	$0.74	—		$1.10
Diluted earnings per common share	$0.94	$0.73	—		$1.09
Average shares for basic earnings per share	56,167,807	49,456,314	(16,234,023)	(6)	89,390,098
Average shares for diluted earnings per share	57,129,865	49,882,653	(16,375,781)	(6)	90,636,737

Footnotes to
Pro Forma Income Statement — For the Six Months Ended June 30, 2024 Consolidated
(dollars in thousands)
(1)
Estimated loan fair value adjustment amortization using a level yield over the contractual term of the loan.

(2)
Estimated investment securities fair value adjustment amortization using a level yield over the contractual term of the securities.

(3)
Estimated interest-bearing deposit fair value adjustment amortization using a level yield over the contractual term of the interest-bearing deposits.

(4)
CDI intangible amortization as follows:

Reversal of CrossFirst amortization recorded	$(1,837)
Adjustment to CDI amortization	2,863
Net adjustments	$1,026

(5)
Tax effect on the pro forma adjustments at an assumed 24.00% effective combined federal and state tax rate.

(6)
Adjustments to weighted-average shares of Busey common stock outstanding to eliminate weighted-average shares of CrossFirst’s common stock outstanding and record shares of Busey common stock outstanding using an exchange ratio of 0.6675 per share.

Pro Forma Income Statement — For the Year Ended December 31, 2023 Consolidated
(dollars in thousands, except per share)
	Busey	CrossFirst	Pro Forma Adjustments		Pro Forma Combined
Interest income
Interest and fees on loans	$385,848	$400,910	$25,779	(1)	$812,537
Interest and dividends investment securities	82,994	25,364	4,605	(2)	112,963
Other interest income	10,531	8,877	—		19,408
Total interest income	479,373	435,151	30,384		944,908
Interest expense
Deposits	123,985	201,812	150	(3)	325,947
Federal funds purchased and securities sold under agreements to repurchase	5,203	54	—		5,257
Short-term borrowings and long-term debt	14,475	7,754	—		22,229
Subordinated notes	12,406	—	—		12,406
Junior subordinated debt owed to unconsolidated trusts	3,853	690	—		4,543
Total interest expense	159,922	210,310	150		370,382
Net interest income	319,451	224,841	30,234		574,526
Provision for credit losses	2,399	14,489	29,792	(4)	46,680
Net interest income after provision for credit losses	317,052	210,352	442		527,846
Noninterest income
Wealth management fees	57,309	—	—		57,309
Fees for customer services	29,044	13,655	—		42,699
Payment technology solutions	21,192	—	—		21,192
Mortgage revenue	1,089	724	—		1,813
Income on bank-owned life insurance	4,701	1,709	—		6,410
Net securities gains (losses)	(2,199)	—	—		(2,199)
Other noninterest income	11,248	4,576	—		15,824
Total noninterest income	122,384	20,664	—		143,048
Noninterest expense
Salaries, wages and employee benefits	162,597	89,178	—		251,775
Data processing	23,708	4,255	—		27,963
Net occupancy and equipment expenses	24,973	12,355	—		37,328
Professional fees	7,147	7,081	—		14,228
Amortization of intangible assets	10,432	3,503	2,434	(5)	16,369
Interchange expense	6,864	—	—		6,864
Other noninterest expense	49,811	30,535	5,213	(6)	85,559
Total noninterest expense	285,532	146,907	7,647		440,086
Income before income taxes	153,904	84,109	(7,205)		230,808
Income taxes	31,339	17,440	(1,729)	(7)	47,050
Net income	122,565	66,669	(5,476)		183,758
Preferred stock dividends	—	413	—		413
Net income available to common shareholders	$122,565	$66,256	$(5,476)		$183,345
Basic earnings per common share	$2.21	$1.35	—		$2.07
Diluted earnings per common share	$2.18	$1.34	—		$2.04
Average shares for basic earnings per share	55,432,322	49,010,078	(15,787,787)	(8)	88,654,613
Average shares for diluted earnings per share	56,256,148	49,340,066	(15,897,508)	(8)	89,698,706

Footnotes to
Pro Forma Income Statement — For the Year Ended December 31, 2023 Consolidated
(dollars in thousands)
(1)
Estimated loan fair value adjustment amortization using a level yield over the contractual term of the loan.

(2)
Estimated investment securities fair value adjustment amortization using a level yield over the contractual term of the securities.

(3)
Estimated interest-bearing deposit fair value adjustment amortization using a level yield over the contractual term of the interest-bearing deposits.

(4)
Adjustment to record provision for credit losses on non-PCD acquired loans.

(5)
CDI intangible amortization as follows:

Reversal of CrossFirst amortization recorded	$(3,503)
Adjustment to CDI amortization	5,937
Net adjustments	$2,434

(6)
Adjustment to record provision for off balance sheet unfunded reserve.

(7)
Tax effect on the pro forma adjustments at an assumed 24.00% effective combined federal and state tax rate.

(8)
Adjustments to weighted-average shares of Busey common stock outstanding to eliminate weighted-average shares of CrossFirst’s common stock outstanding and record shares of Busey common stock outstanding using an exchange ratio of 0.6675 per share.

Note — Basis of Presentation
The unaudited pro forma combined financial information and explanatory notes have been prepared to illustrate the effects of the merger under the acquisition method of accounting with Busey as the acquirer. The unaudited pro forma combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial condition or results of operations of Busey had the merger been completed at the beginning of each period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of Busey following the merger. Under the acquisition method of accounting, the assets and liabilities of CrossFirst, as of the effective time, will be recorded by Busey at their respective fair values and the excess of the merger consideration over the fair value of CrossFirst’s net assets will be allocated to goodwill.
The merger agreement provides for CrossFirst stockholders to receive 0.6675 of a share of Busey common stock, issuance of preferred shares and replacement of equity awards, as further described in this joint proxy statement/prospectus. The following table summarizes the estimated total purchase price with a sensitivity analysis assuming a 10% increase and 10% decrease in the price per share of Busey common stock from the baseline price, which is the closing share price of Busey common stock reported on Nasdaq as of August 26, 2024, with its impact on the preliminary goodwill:
	Per Share value of Busey’s common stock	Busey common stock issued in exchange for CrossFirst common stock	Consideration			Total Purchase Price	Estimated Goodwill
			Common	Preferred	Replacement awards
	(dollars in thousands, except per share)
As presented in pro forma financial statements	$27.39	33,222,291	$909,959	$7,750	$6,888	$924,597	$266,521
Assumed increase of 10% in price per share	30.13	33,222,291	1,000,988	7,750	7,577	1,016,314	358,239
Assumed decrease of 10% in price per share	24.65	33,222,291	818,929	7,750	6,199	832,879	174,803
The pro forma allocation of the purchase price reflected in the unaudited pro forma combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) CrossFirst’s balance sheet through the effective time; (ii) the aggregate value of merger consideration paid if the price of shares of Busey common stock varies from the assumed $27.39 per share, which represents the closing share price of Busey common stock on August 26, 2024; (iii) total merger-related expenses if consummation and/or implementation costs vary from currently estimated amounts; (iv) the underlying values of assets and liabilities if market and credit conditions differ from current assumptions; and (v) other consideration transferred in connection with the acquisition.

DESCRIPTION OF BUSEY CAPITAL STOCK
As a result of the merger, CrossFirst stockholders who receive shares of Busey common stock in the merger will become Busey stockholders. Your rights as Busey stockholders will be governed by Nevada law, the Busey articles and the Busey bylaws. The following description of the material terms of Busey’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon consummation of the merger. We urge you to read the applicable provisions of Nevada law, the Busey articles of incorporation and the Busey bylaws and federal law governing bank holding companies carefully and in their entirety.
General
As of the date of this joint proxy statement/prospectus, Busey has 101,000,000 shares of authorized capital stock, consisting of 100,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. If the Busey articles amendment proposal is approved, Busey will have 201,000,000 shares of authorized capital stock consisting of 200,000,000 shares of common stock and 1,000,000 shares of preferred stock, par value $0.001 per share.
As of the record date for the Busey special meeting, there were [      ] shares of Busey common stock and no shares of Busey preferred stock issued and outstanding and [      ] shares of Busey common stock reserved for issuance under various stock-based equity plans. All outstanding shares of Busey capital stock are duly authorized, fully paid, validly issued and non-assessable.
Common Stock
Voting and Other Rights.   Each outstanding share of Busey common stock is entitled to one (1) vote on all matters submitted to a vote of stockholders. There is no cumulative voting in the election of directors. Each share of Busey common stock has the same relative rights and is identical in all respects to every other share of Busey common stock. Busey common stock is neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any of Busey’s securities.
Dividends.   As a Nevada corporation, Busey is subject to the limitations of Nevada law, which allows Busey to pay dividends unless, after such dividend, Busey would not be able to pay its debts as they become due in the usual course of business or its total assets would be less than the sum of its total liabilities plus any amount that would be needed if Busey were to be dissolved at the time of the dividend payment to satisfy the preferential rights of stockholders whose preferential rights are superior to those receiving the dividend. As a bank holding company, our ability to declare and pay dividends is subject to the guidelines of the Federal Reserve Board regarding capital adequacy and dividends. The Federal Reserve Board guidelines generally require bank holding companies to review the effects of the cash payment of dividends on common stock and other Tier 1 capital instruments (i.e., perpetual preferred stock and trust preferred securities) in light of the bank holding company’s earnings, capital adequacy and financial condition. As a general matter, the Federal Reserve Board indicates that the board of directors of a bank holding company should eliminate, defer or significantly reduce the dividends if: (i) the company’s net income available to stockholders for the past four (4) quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with the company’s capital needs and overall current and prospective financial condition; or (iii) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve Board also possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.
Most of Busey’s revenues available for the payment of dividends derive from amounts paid to it by Busey Bank. There are various statutory limitations that limit the ability of Busey Bank to pay dividends to Busey. Busey Bank is a state-charted bank and is subject to the laws and regulations of the IDFPR and to the regulations of the FDIC. If a bank’s primary banking regulator determines that the bank is engaged or is about to engage in an unsafe or unsound banking practice, the regulator may require, after notice and hearing, that the bank cease and desist from such practice. Depending on the financial condition of the bank, an unsafe or unsound practice could include the payment of dividends. In particular, the federal banking agencies have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsafe and unsound banking practice.
Under the IBA, Busey Bank generally may not pay dividends in excess of its net profits. Further, the payment of dividends by any financial institution is also affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. Even if funds for dividends are available, the FDIC may prohibit the payment of any dividends by an insured bank, such as Busey Bank, if the FDIC determines such payment would constitute an unsafe or unsound practice.
Under applicable regulatory requirements, an Illinois state-chartered bank such as Busey Bank may not pay dividends in excess of its net profits.
Liquidation or Dissolution.   Upon Busey’s liquidation, dissolution, or winding-up, the holders of Busey common stock are entitled to receive, pro rata, Busey’s assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
Listing and Transfer Agent.   Busey common stock is listed on Nasdaq under the symbol “BUSE.” The transfer agent for Busey common stock is Computershare Trust Company, NA.
For more information regarding the rights of Busey stockholders, please see the description captioned “Comparison of the Rights of Busey Stockholders and CrossFirst Stockholders,” beginning on page 159.
Busey Preferred Stock
Busey may issue up to 1,000,000 shares of preferred stock, $0.001 par value per share, from time to time in one or more series. The Busey board of directors, without further approval of the Busey stockholders, has the authority to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, preemption rights, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock.
Certain Article and Bylaw Provisions Affecting Busey Common Stock; Anti-Takeover Measures
Busey Articles and Bylaws
The Busey articles and the Busey bylaws may have the effect of discouraging, delaying, or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.
Authorized Shares of Capital Stock.
Authorized but unissued shares of Busey common stock and preferred stock under the Busey articles could (within the limits imposed by applicable law and Nasdaq rules) be issued in one or more transactions that could make a change of control of Busey more difficult, and therefore more unlikely. The additional authorized shares could be used to discourage persons from attempting to gain control of Busey by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the board of directors in a potential takeover situation, including by preventing or delaying a proposed business combination that is opposed by the Busey board of directors although perceived to be desirable by some stockholders.
Limitations on Right to Call Special Meetings; Stockholder Proposal Notice Requirements
Under the Busey bylaws, a special meeting of Busey stockholders may be called only by (i) the Chair of the Busey board of directors, (ii) Busey’s Chief Executive Officer, (iii) Busey’s President, (iv) a majority of the Busey board of directors, or (v) Busey stockholders owning at least fifty percent (50%) of the entire capital stock of Busey issued and outstanding and entitled to vote. Additionally, the Busey bylaws require that stockholder proposals meet certain advanced notice and minimum informational requirements. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of Busey’s outstanding voting securities.
State Anti-Takeover Laws
Although under the Busey articles, Busey has opted not to be governed by Nevada’s anti-takeover law known as the “Combination with Interested Stockholders Statute,” Busey may become subject to this provision in the future. In addition, the NCA contains a “Control Share Acquisition Statute,” which does not currently apply to Busey.
The Combination with Interested Stockholders Statute prevents “interested stockholders” and an applicable Nevada corporation from entering into a “combination” unless certain conditions are met. A combination means, among other things, any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer, or other disposition, in one (1) transaction or a series of transactions, with an “interested stockholder” having: (i) an aggregate market value equal to more than 5% of the aggregate market value of the assets of the corporation; (ii) an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of the corporation; or (iii) representing more than 10% of the earning power or net income of the corporation. An “interested stockholder” means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate of a corporation who at any time within two (2) years immediately prior to the date in question was the beneficial owner of 10% or more of the voting shares of the corporation. A corporation may not engage in a “combination” within two (2) years after the interested stockholder acquired its shares unless the combination or the purchase of shares made by the interested stockholder is approved by the board of directors before the interested stockholder acquired such shares or the combination is approved by the board of directors and, at or after that time, the combination is approved at an annual or special meeting of the stockholders of the corporation representing at least 60% of the outstanding voting power held by disinterested stockholders.
If such approval is not obtained, then after the expiration of the two (2)-year period, the business combination may be consummated: (i) if the combination or the transaction in which the person became an interested stockholder was approved by the board of directors before the person became an interested stockholder; (ii) if the combination is approved at an annual or special meeting of the stockholders of the corporation by a majority of the voting power held by disinterested stockholders; or (iii) if the consideration to be paid by the interested stockholder for disinterested shares of common or preferred stock, as applicable, is at least equal to the highest of: (a) the highest price per share of such stock paid by the interested stockholder within the two (2) years immediately preceding the date of the announcement of the combination or in the transaction in which the person became an interested stockholder, whichever is higher, plus interest from that date through the date of consummation of the combination and less any dividends paid during the same period; (b) the market value per share of such stock on the date of the announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher, plus interest from that date through the date of consummation of the combination and less any dividends paid during the same period; or (c) the amount specified in the corporation’s articles of incorporation, including in any certificate of designation for the class or series of shares are entitled upon the consummation of a transaction of a type encompassing the combination.
The Control Share Acquisition Statute prohibits an acquiror, under certain circumstances, from voting shares of a target corporation’s stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation’s stockholders. The Control Share Acquisition Statute specifies three (3) thresholds: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; and (iii) a majority or more, of the voting power of the corporation in the election of directors. Once an acquiror crosses one of the above thresholds, those shares acquired in such offer or acquisition and those shares acquired within the preceding ninety (90) days become “Control Shares” and such Control Shares are deprived of the right to vote until disinterested stockholders restore the right. The Control Shares Acquisition Statute also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. The board of directors is to notify the stockholders after such an event has occurred that they have the right to receive the fair value of their shares in accordance with statutory procedures established generally for dissenters’ rights. The Control Share Acquisition Statute currently does not apply to us because we do not have one hundred (100) or more stockholders of record who are residents of the State of Nevada.
Restrictions on Ownership
The BHC Act generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of Busey. For this purpose, the term “control” is generally defined as ownership of twenty-five percent (25%) or more of a class of voting stock, control of the election of a majority of the directors or the power to exercise a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve Board before acquiring five percent (5%) or more of a class of voting stock of Busey. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or a group of persons acting in concert from acquiring control of a bank holding company such as Busey unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of ten percent (10%) or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Busey, could constitute acquisition of control of the bank holding company.

DESCRIPTION OF NEW BUSEY PREFERRED STOCK
As a result of the merger, each share of CrossFirst preferred stock will be converted into the right to receive one (1) share of new Busey preferred stock, provided that at the election of Busey, Busey may cause the CrossFirst preferred stock to be converted in the merger at the effective time into the right to receive an amount of cash equal to the liquidation preference thereof, plus the amount of any accrued and unpaid dividends thereon through the effective time. The new Busey preferred stock will have rights, preferences, privileges, and powers (including a dividend of 8.00% per annum on the liquidation preference of $1,000 per share and voting powers), taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges, and powers (including voting powers) of the CrossFirst preferred stock, taken as a whole. This summary contains a summary of the material terms of the new Busey preferred stock, and it is qualified in its entirety by reference to the Busey articles, including the form of certificate of designation of the new Busey preferred stock, a copy of which is attached as Annex C to this joint proxy statement/prospectus, creating the new Busey preferred stock and the applicable provisions of Nevada law and federal law governing bank holding companies. The terms defined in this section shall only be used as such for the purposes of this section.
Busey Preferred Stock Generally
Busey may issue up to 1,000,000 shares of preferred stock, $0.001 par value per share, from time to time in one or more series. The Busey board of directors, without further approval of the Busey stockholders, has the authority to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, preemption rights, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The Busey articles may be amended from time to time to increase the number of authorized shares of Busey preferred stock. As of the date of this joint proxy statement/prospectus, there are no shares of Busey preferred stock issued and outstanding.
New Busey Preferred Stock
General
The “Non-Cumulative Perpetual Preferred Stock, Series A,” $0.001 par value per share of Busey, which we refer to in this joint proxy statement/prospectus as the new Busey preferred stock, will, upon consummation of the merger, represent a single series of Busey’s authorized preferred stock. Effective upon the closing of the merger (and assuming Busey does not exercise its election to cause the CrossFirst preferred stock to be converted in the merger at the effective time into the right to receive an amount of cash equal to the liquidation preference thereof, plus the amount of any accrued and unpaid dividends thereon through the effective time), Busey will issue 7,750 shares of new Busey preferred stock to holders of CrossFirst preferred stock. Shares of new Busey preferred stock, upon issuance in the merger, will be fully paid and nonassessable.
Ranking
The new Busey preferred stock will rank:
•
senior, as to dividends and upon Busey’s liquidation, dissolution, and winding up to the Busey common stock of and to any other class or series of capital stock of Busey authorized, issued, or outstanding that, by its terms, does not expressly provide that such class or series ranks pari passu with the new Busey preferred stock or senior to the new Busey preferred stock as to dividends and upon Busey’s liquidation, dissolution, and winding-up (“junior stock”);

•
on a parity, as to dividends and Busey’s liquidation, dissolution, and winding-up, with any class or series of capital stock of Busey authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks pari passu with the new Busey preferred stock as to dividends and upon Busey’s liquidation, dissolution, and winding-up (“parity stock”);

•
junior, as to dividends and upon Busey’s liquidation, dissolution, and winding-up to any other class or series of capital stock of Busey authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks senior to the new Busey preferred stock as to dividends and upon Busey’s liquidation, dissolution, and winding-up.

The new Busey preferred stock will be subordinated to Busey’s existing and future indebtedness. The new Busey preferred stock will not be convertible into, or exchangeable for, shares of any other class or series of Busey’s capital stock or other securities. The new Busey preferred stock is perpetual and has no stated maturity and will not be subject to any sinking fund or other obligation to redeem or repurchase the new Busey preferred stock. The new Busey preferred stock is not secured, is not guaranteed by Busey or any of Busey’s affiliates and is not subject to any other arrangement that legally or economically enhances the ranking of new Busey preferred stock.
Dividend Rights
Holders of new Busey preferred stock will be entitled to receive non-cumulative cash dividends based on the liquidation preference of $1,000 per share only when, as and if declared by the Busey board of directors out of funds legally available for dividends on the new Busey preferred stock. Dividends on each share of new Busey preferred stock will accrue at a rate equal to 8.00% per annum on the liquidation preference of $1,000 per share for each dividend period.
The “dividend period” is the period from and including a dividend payment date to, but excluding, the next succeeding dividend payment date or any earlier redemption date, except that the initial dividend period will commence on and include the last dividend payment date of the CrossFirst preferred stock prior to the closing of the merger and continue to, but excluding, the next dividend payment date.
If declared by the Busey board of directors or a duly authorized committee of the Busey board of directors, dividends will be payable on the new Busey preferred stock quarterly in arrears on March 15, June 15, September 15, and December 15 of each year, beginning on the first dividend payment date following the closing of the merger (each such day a “dividend payment date”). In the event that any dividend payment date falls on a day that is not a business day, the dividend payment due on that date shall be postponed to the next day that is a business day and no additional dividends shall accrue as a result of that postponement.
Dividends will be payable to holders of record of new Busey preferred stock as they appear on Busey’s stock register on the applicable record date, which shall be the fifteenth (15th) calendar day before the applicable dividend payment date, or such other record date, not less than fifteen (15) calendar days nor more than thirty (30) calendar days before the applicable dividend payment date, as such record date shall be fixed by the board of directors or a duly authorized committee of the board of directors.
Dividends payable on the new Busey preferred stock will be computed on the basis of a three hundred and sixty (360)-day year consisting of twelve (12) thirty (30)-day months. Dollar amounts resulting from the calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the new Busey preferred stock will cease to accrue on the redemption date, if any, with respect to any new Busey preferred stock that is redeemed, unless Busey defaults in the payment of the redemption price of the new Busey preferred stock called for redemption.
Dividends on the new Busey preferred stock will not be cumulative. If the Busey board of directors or a duly authorized committee of the Busey board of directors does not declare a dividend, in full or otherwise, on the new Busey preferred stock in respect of a dividend period, then such unpaid dividends shall cease to accrue and shall not be payable on the applicable dividend payment date or be cumulative, and Busey will have no obligation to pay (and the holders of the new Busey preferred stock will have no right to receive) dividends accrued for such dividend period after the dividend payment date for such dividend period, whether or not the Busey board of directors or a duly authorized committee of the Busey board of directors declares a dividend for any future dividend period with respect to the new Busey preferred stock, the Busey common stock, or any other class or series of Busey’s preferred stock. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend not declared.
Busey’s ability to pay dividends is governed by federal law and regulations, including requirements to maintain adequate capital above regulatory minimums and safety and soundness practices.
So long as any share of new Busey preferred stock remains outstanding, unless, in each case, the full dividends for the most recently completed dividend period on all outstanding shares of new Busey preferred stock have been accrued and are not paid in full or declared and a sum sufficient for the payment thereof has been set aside:

•
no dividend or distribution shall be declared, paid or set aside for payment, and no distribution shall be declared or made or set aside for payment, on any junior stock, other than (i) a dividend payable solely in junior stock or (ii) any dividend in connection with the implementation of a stockholders’ rights plan, or the issuance of rights, stock, or other property under any such plan, or the redemption or repurchase of any rights under any such plan;

•
no shares of junior stock shall be repurchased, redeemed, or otherwise acquired for consideration by Busey, directly or indirectly, other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of one (1) share of junior stock for or into another share of junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions, or other acquisitions of shares of junior stock in connection with any employment contract, benefit plan, or other similar arrangement with or for the benefit of employees, officers, directors, or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the preceding dividend period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged; nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the corporation; and

•
no shares of parity stock shall be repurchased, redeemed, or otherwise acquired for consideration by Busey, directly or indirectly, other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the new Busey preferred stock and such parity stock, if any, (ii) as a result of a reclassification of parity stock for or into other parity stock, (iii) the exchange or conversion of one (1) share of parity stock for or into another share of parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of parity stock or junior stock, (v) purchases of shares of parity stock pursuant to a contractually binding requirement to buy parity stock existing prior to the preceding dividend period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged; nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the corporation; unless, in each case, the full dividends for the most recently completed dividend period on all outstanding shares of new Busey preferred stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside.

Notwithstanding the foregoing, if dividends are not paid in full, or set aside for payment in full, on any dividend payment date, upon the shares of new Busey preferred stock and any parity stock, all dividends declared upon shares of new Busey preferred stock and any parity stock for such dividend payment date shall be declared on a pro rata basis in proportion to the respective amounts of undeclared and unpaid dividends for the new Busey preferred stock and all parity stock on such dividend payment date
Subject to the foregoing, dividends (payable in cash, stock, or otherwise), as may be determined by the Busey board of directors or a duly authorized committee of the Busey board of directors, may be declared and paid on the Busey common stock and any junior stock or parity stock from time to time out of any assets legally available for such payment, and the holders of new Busey preferred stock shall not be entitled to participate in any such dividend.
Liquidation Rights
Upon any voluntary or involuntary liquidation, dissolution, or winding-up of Busey, holders of new Busey preferred stock are entitled to receive out of the assets of Busey available for distribution to stockholders, after satisfaction of liabilities and obligations to creditors, if any, and subject to the rights of holders of any securities then outstanding ranking senior to or on parity with new Busey preferred stock with respect to distributions of assets, before any distribution or payment out of the assets of Busey is made to holders of Busey common stock or any junior stock, a liquidating distribution in the amount of the liquidation preference of $1,000 per share plus any declared and unpaid dividends prior to the payment of the liquidating distribution, without accumulation of any dividends that have not been declared prior to the payment of the liquidating distribution. After payment of the full amount of such liquidating distribution, the holders of new Busey preferred stock shall not be entitled to any further participation in any distribution of assets of Busey.
In any such liquidating distribution, if the assets of Busey are not sufficient to pay the liquidation preferences in full to all holders of new Busey preferred stock and all holders of any parity stock, the amounts paid to the holders of new Busey preferred stock and to the holders of all parity stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the “liquidation preference” of any holder of new Busey preferred stock or any parity stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on Busey’s assets available for such distribution), including any accrued and unpaid dividends (and, in the case of any holder of stock other than the new Busey preferred stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable).
If the liquidation preference has been paid in full to all holders of new Busey preferred stock and any parity stock, the holders of the junior stock shall be entitled to receive all remaining assets of Busey according to their respective rights and preferences.
The sale, conveyance, exchange, or transfer of all or substantially all of the assets or business of Busey for cash, securities, or other property, or the merger or consolidation of Busey with any other entity, including a merger or consolidation in which the holders of new Busey preferred stock receive cash, securities, or property for their shares, shall not constitute a liquidation, dissolution, or winding-up of Busey.
Redemption Rights
The new Busey preferred stock is not subject to any mandatory redemption, sinking fund, or other similar provisions. The holders of new Busey preferred stock will not have the right to require the redemption or repurchase of the new Busey preferred stock. In addition, under the Federal Reserve Board’s risk-based capital rules applicable to bank holding companies, any redemption of the new Busey preferred stock is subject to prior approval of the Federal Reserve Board.
Optional Redemption
Busey, at the option of the Busey board of directors or any duly authorized committee of the Busey board of directors may redeem the new Busey preferred stock, in whole or in part, from time to time, on the date that is five (5) years and one (1) day from the closing date of the merger or any dividend payment date thereafter.
Redemption Following a Regulatory Capital Treatment Event
At any time within ninety (90) days following the occurrence of a regulatory capital treatment event, at the option of the Busey board of directors or a duly authorized committee of the Busey board of directors may provide notice of Busey’s intent to redeem the new Busey preferred in whole, but not in part, at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends, without regard to any undeclared dividends. Any accrued and unpaid dividends payable on a redemption date that occurs subsequent to the record date for a dividend period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the dividend payment date.
A “regulatory capital treatment event” means the good-faith determination by the Busey board of directors or a duly authorized committee of Busey board of directors that, as a result of (i) any amendment to, or change in, the laws, rules, or regulations of the United States or any political subdivision of or in the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other federal banking agencies) that is enacted or becomes effective after the initial issuance of any share of the new Busey preferred stock; (ii) any proposed change in those laws, rules, or regulations that is announced after the initial issuance of any share of the new Busey preferred stock; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules, or regulations or policies with respect thereto that is announced after the initial issuance of any share of the new Busey preferred stock, there is more than an insubstantial risk that Busey will not be entitled to treat the full liquidation value of $1,000 per share of the new Busey preferred stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy rules of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of the new Busey preferred stock is outstanding. “Appropriate federal banking agency” means the “appropriate federal banking agency” with respect to Busey (as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. §1813(q), or any successor provision).
Any redemption of the new Busey preferred stock is subject to Busey’s receipt of any required prior approval from the Federal Reserve and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve applicable to redemption of the new Busey preferred stock.
Redemption Procedures
If shares of new Busey preferred stock are to be redeemed, the notice of redemption shall be given to the holders of record of new Busey preferred stock to be redeemed by first-class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on Busey’s stock register not less than thirty (30) days nor more than sixty (60) days prior to the date fixed for redemption thereof. Each notice of redemption will include a statement setting forth (i) the redemption date; (ii) the number of shares of new Busey preferred stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) that dividends on the shares to be redeemed will cease to accrue on the redemption date. If notice of redemption of any shares of new Busey preferred stock has been duly given and if the funds necessary for such redemption have been set aside by the corporation for the benefit of the holders of any shares of new Busey preferred stock so called for redemption, then, on and after the redemption date, dividends will cease to accrue on such shares of new Busey preferred stock; such shares of new Busey preferred stock shall no longer be deemed outstanding; and all rights of the holders of such shares will terminate, except the right to receive the redemption price plus any declared and unpaid dividends on such shares of Busey A series A preferred stock to, but excluding the redemption date, without interest.
In case of any redemption of only part of the shares of new Busey preferred stock at the time outstanding, the shares to be redeemed will be selected pro rata.
Voting Rights
Except as provided below and as determined by the Busey board of directors or a duly authorized committee of the Busey board of directors or as expressly required by law, the holders of shares of new Busey preferred stock shall have no voting power, and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of capital stock, and shall not be entitled to call a meeting of such holders for any purpose, nor shall they be entitled to participate in any meeting of the holders of Busey common stock.
So long as any shares of new Busey preferred stock remain outstanding, the affirmative vote or consent of the holders of at least two-thirds of all of the shares of new Busey preferred stock at the time outstanding, voting separately as a class, shall be required to: (i) authorize, create, or issue, or increase the authorized amount of, shares of any class or series of capital stock ranking senior to the new Busey preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution, or winding-up of Busey, or issue any obligation or security convertible into or exchangeable for, or evidencing the right to purchase, any such class or series of Busey’s capital stock; (ii) amend, alter, or repeal the provisions of the Busey articles, including the new Busey preferred stock certificate of designation (including, unless no vote on such merger or consolidation is required, any amendment, alteration or repeal by means of a merger, consolidation, or otherwise), so as to significantly and adversely affect the powers, preferences, privileges, or rights of new Busey preferred stock, taken as a whole; provided, however, that any amendment to authorize, create, or issue, or increase the authorized amount of, new Busey preferred stock, any junior stock or any parity stock, or any securities convertible into or exchangeable for junior stock or parity stock will not be deemed to adversely affect the powers, preferences, privileges, or rights of new Busey preferred stock; or (iii) complete a binding share exchange or reclassification involving the new Busey preferred stock, or complete the sale, conveyance, exchange, or transfer of all or substantially all of the assets or business of Busey or consolidate with or merge into any other corporation, unless, in any case, the shares of new Busey preferred stock outstanding at the time of such consolidation or merger or sale either (A) remain outstanding or (B) are converted into or exchanged for preference securities of the surviving entity or any entity controlling the surviving entity having such rights, preferences, privileges, and powers (including voting powers), taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges, and powers (including voting powers) of the new Busey preferred stock, taken as a whole.
The foregoing voting provisions will not apply if (i) at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of new Busey preferred stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by Busey for the benefit of the holders of new Busey preferred stock to effect such redemption or (ii) such voting provisions are not permitted under the corporate governance requirements of Nasdaq (or any other exchange or automated quotation system on which the common stock of Busey may be listed or quoted).
The rules and procedures for calling and conducting any meeting of the holders of new Busey preferred stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents, and any other aspect or matter with regard to such meeting or such consents shall be governed by any rules that the Busey board of directors or any duly authorized committee of the Busey board of directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Busey articles, the Busey bylaws and applicable law.
Conversion and Preemptive Rights
The holders of new Busey preferred stock shall not have any preemptive or conversion rights.
Transfer Agent and Registrar
Computershare Trust Company, N.A. will serve as transfer agent and registrar for the new Busey preferred stock.

COMPARISON OF THE RIGHTS OF BUSEY STOCKHOLDERS AND CROSSFIRST STOCKHOLDERS
If the merger is completed, CrossFirst stockholders will receive shares of Busey common stock in the merger, and they will cease to be CrossFirst stockholders.
CrossFirst is organized under the laws of the State of Kansas. Busey is organized under the laws of the State of Nevada. The following is a summary of certain material differences between (i) the current rights of CrossFirst stockholders under the CrossFirst articles and CrossFirst bylaws and Kansas law and (ii) the current rights of Busey stockholders under the Busey articles of incorporation and Busey bylaws and Nevada law.
The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to CrossFirst’s and Busey’s governing documents, which we urge you to read carefully and in their entirety. Copies of CrossFirst’s and Busey’s governing documents have been filed with the SEC. See “Where You Can Find More Information” beginning on page 177.
	CrossFirst	Busey
Authorized Capital Stock
CrossFirst is authorized to issue (i) 200,000,000 shares of common stock, par value $0.01 per share; and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (“CrossFirst preferred stock”).
As of [      ], CrossFirst had [      ] shares of common stock issued and outstanding and [      ] shares of preferred stock outstanding. Issuances of shares of CrossFirst’s preferred stock may affect the relative rights of the holders of its common stock, depending upon the exact terms, qualifications, limitations and relative rights and preferences, if any, of the shares of the preferred stock as determined by CrossFirst’s board of directors.

Busey is authorized to issue (i) 100,000,000 shares of common stock, par value $0.001 per share; and (ii) 1,000,000 shares of preferred stock, par value $0.001 per share (“Busey preferred stock”). If the Busey articles amendment proposal is approved, effective upon the closing of the merger, the Busey articles of incorporation will authorize Busey to issue 200,000,000 shares of Busey common stock.
As of [      ], Busey had [      ] shares of common stock issued and outstanding and no shares of preferred stock outstanding. Issuances of shares of Busey’s preferred stock may affect the relative rights of the holders of its common stock, depending upon the exact terms, qualifications, limitations and relative rights and preferences, if any, of the shares of the preferred stock as determined by Busey’s board of directors.

Dividends
Subject to any rights of holders of CrossFirst preferred stock, CrossFirst may pay dividends on the CrossFirst common stock if, as and when declared by its board of directors.
The holders of the CrossFirst Series A Preferred Stock are entitled to receive, only if declared by CrossFirst’s board of directors or a committee thereof, non-cumulative cash dividends on the liquidation preference of $1,000 per share of CrossFirst Series A Preferred Stock at a rate of 8.00% per annum, payable quarterly in arrears. Such dividends are not mandatory or cumulative.
Subject to any rights of holders of Busey preferred stock, Busey may pay dividends on the Busey common stock if, as and when declared by its board of directors.

	CrossFirst	Busey
Voting Limitations	CrossFirst’s articles of incorporation and bylaws do not impose voting restrictions on shares held in excess of a beneficial ownership threshold.	Busey’s articles of incorporation and bylaws do not impose voting restrictions on shares held in excess of a beneficial ownership threshold.
Number of Directors; Classification
CrossFirst’s board of directors currently consists of thirteen (13) members. CrossFirst’s articles of incorporation provide that the number of directors constituting the entire board of directors shall be determined by the board of directors and shall be not less than ten (10) nor more than twenty (20).
CrossFirst’s board of directors is divided into three (3) classes each having a three (3)-year term that expires in successive years.

Busey’s board of directors currently consists of ten (10) members. Busey’s bylaws provide that the number of directors constituting the entire board of directors shall be determined by the board of directors or by Busey’s stockholders at an annual meeting and shall be not less than five (5) nor more than twenty (20).
Busey’s board of directors is not classified and each director is elected for a one (1)-year term.

Election of Directors; Vacancies
Subject to the limitations imposed on the holders of the CrossFirst Series A Preferred Stock, each CrossFirst stockholder is entitled to one (1) vote for each share of the voting stock held by such stockholder.
CrossFirst’s articles of incorporation and bylaws do not provide for cumulative voting.
Subject to any rights of holders of CrossFirst preferred stock, CrossFirst’s bylaws provide that any vacancy on the board of directors shall be filled by a majority of the directors then in office, even though less than a quorum, or by a sole remaining director and shall not be filled by the stockholders.

Each Busey stockholder is entitled to one (1) vote for each share of the voting stock held by such stockholder.
Busey’s articles of incorporation and bylaws do not provide for cumulative voting.
Busey’s bylaws provide that any vacancy on the board of directors may be filled by a majority of the directors then in office, even though less than a quorum. When one or more directors resign and the resignation is effective at a future date, a majority of directors then in office, including the director(s) who has resigned, may fill such vacancy(ies).

Removal of Directors	CrossFirst’s articles of incorporation provide that, except for such additional directors, if any, as elected by the holders of any series of CrossFirst preferred stock as provided for or fixed pursuant to the provisions of the CrossFirst articles of incorporation, any director or the entire board of directors may be removed from office only for cause and only by the affirmative vote of at least a majority of the total voting power of the outstanding shares of the capital stock of CrossFirst entitled to vote in any annual election of directors or class of directors, voting together as a single class.	Subject to any rights of holders of Busey preferred stock with respect to any director elected thereby, Busey’s bylaws provide that any director or the entire board of directors may be removed, with or without cause, by the affirmative vote of two-thirds of the outstanding shares entitled to vote at an election of directors.

	CrossFirst	Busey
Call of Special Meeting of Directors	CrossFirst’s bylaws provide that a special meeting of the board of directors may be called by the chairman of the board, the vice chairman of the board, the lead independent director, the chief executive officer, the president or a majority of the directors. Notice of such special meeting must be delivered not less than: four (4) days prior to the meeting, if by mail, or twenty-four (24) hours’ prior to the meeting, if by other form of electronic transmission or communication or such shorter notice as the person or persons calling such meeting deems necessary or appropriate.	Busey’s bylaws provide that a special meeting of the board of directors may be called on twelve (12) hours’ notice to each director by the chair of the board, chief executive officer, president, secretary or by any of them on the written request of a majority of the directors.
Limitation on Director Liability	CrossFirst’s articles of incorporation provide that, to the fullest extent that the Kansas General Corporation Code or any other law of the State of Kansas as it exists on the date of the CrossFirst articles of incorporation, or as it may be amended, permits the limitation or elimination of the liability of directors, no director of the corporation shall be liable to CrossFirst or its stockholders for monetary damages for breach of fiduciary duty as a director.	Busey’s articles of incorporation and bylaws provide that no director or officer shall be liable to Busey or its stockholders for monetary damages for breach of his or her fiduciary duty, provided that liability is not eliminated or limited with respect to: (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (ii) the payment of distributions in violation of Section 78.300 of the Nevada Revised Statutes.
Indemnification
CrossFirst’s articles of incorporation provide that CrossFirst shall, to the fullest extent permitted by applicable law (including applicable federal or state banking laws or regulations including, without limitation, 12 C.F.R. Part 359) as it presently exists or may hereafter be amended, in connection with any proceeding an indemnitee may be made party to, because that person is or was a director or an officer of CrossFirst or, while a director or an officer of CrossFirst, is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person.
CrossFirst must indemnify, or advance expenses to, a person in connection with a proceeding commenced by such person only if the commencement of such proceeding by such person was authorized

Busey’s articles of incorporation provide that Busey shall, to the fullest extent permitted by Section 78.751 of the Nevada Revised Statutes, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by Section 78.751.
Busey’s bylaws provide further that, subject to the limits of applicable federal law and regulation, every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of Busey or is or was serving at the request of Busey or for its benefit as a director, officer, employee or agent of another corporation, or as its representative in a partnership, joint venture, trust, employee benefit plan or other enterprise, or as a

CrossFirst	Busey

by the board of directors of CrossFirst or as provided, in CrossFirst’s bylaws.
CrossFirst’s bylaws further provide:
CrossFirst (which shall include, in addition to the resulting corporation, any constituent corporation absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify the directors or officers of the constituent corporation and the directors and officers of the constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of any other enterprise) shall indemnify and advance expenses to each person who is or was a director or officer of CrossFirst or is or was a director or officer of CrossFirst serving at CrossFirst’s request, (which shall include any service as a director or officer of a corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries, as a director, officer, employee or agent of any other enterprise) to the full extent permitted by applicable law (including applicable federal or state banking laws or regulations including, without limitation, 12 C.F.R. Part 359), as the same exists or may hereafter be amended (but only to the extent that such amendment permits CrossFirst to provide broader indemnification rights).
CrossFirst shall indemnify each indemnitee in connection with a proceeding that indemnitee may be made party to (other than an action by or in the right of CrossFirst) by reason of the fact that such person is or was a director or officer of CrossFirst or is or was a director or officer of CrossFirst serving at CrossFirst’s request as a director, officer, employee or agent of any other enterprise against all liabilities and expenses, including, without limitation, judgments, fines, and amounts paid in settlement, attorney’s fees, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), fines and other expenses actually and reasonably incurred by such person in connection with such manager of a limited liability company, shall be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of Nevada, as amended or modified from time to time, against all expenses, liability and loss (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him or her in connection with such action, suit or proceeding.
Busey’s board of directors may, in its discretion, cause the expenses of such indemnified persons incurred in defending a civil or criminal action, suit or proceeding to be paid by Busey as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the indemnified persons to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by Busey.

CrossFirst	Busey

proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of CrossFirst, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful; provided, however, that CrossFirst shall not be required to indemnify or advance expenses to any such person or persons seeking indemnification or advancement of expenses in connection with a proceeding initiated by such person including, without limitation, any cross-claim or counterclaim initiated by such person, unless the initiation of such action, suit or proceeding was authorized by the board of directors of CrossFirst.
To the extent a person who is or was serving as a director or officer of CrossFirst, or is or was a director or officer of CrossFirst serving at the request of CrossFirst as a director, officer, employee or agent of any other enterprise, has been successful on the merits or otherwise in defense of any proceeding, or in defense of any matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith.
Prior to indemnifying a person, unless ordered by a court and except as described above as it relates to expenses, CrossFirst shall determine that such person has met the specified standard of conduct entitling such person to indemnification. Any determination that a person shall or shall not be indemnified shall be made (i) by majority vote of the directors who were not parties to the action, suit or proceeding, even though less than a quorum, (ii) by a committee of such disinterested directors designated by majority vote of such disinterested directors, even though less than a quorum, (iii) if there are no such disinterested directors, or if such disinterested directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders, and such determination shall be final and binding upon CrossFirst; provided, however, that in the event such

	CrossFirst	Busey

determination is adverse to the person or persons to be indemnified hereunder, such person or persons shall have the right to maintain an action in any court of competent jurisdiction against CrossFirst to determine whether or not such person has met the requisite standard of conduct and is entitled to such indemnification hereunder.
Expenses actually and reasonably incurred by a person who may be entitled to indemnification in defending a proceeding shall be paid by CrossFirst in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to indemnification by CrossFirst.
If any person who is or was serving as a director or officer of CrossFirst, or any person who is or was a director or officer of CrossFirst serving at the request of CrossFirst as a director, officer, employee or agent of any other enterprise, is entitled under any provision of the applicable provisions of the CrossFirst bylaws to indemnification by CrossFirst for some or a portion of the judgments, amounts paid in settlement, attorneys’ fees, excise taxes or penalties under ERISA, fines or other expenses actually and reasonably incurred by any such person in connection with any threatened, pending or completed proceeding, but not for all of the total amount thereof, CrossFirst shall nevertheless indemnify such person for the portion thereof to which such person is entitled.

Call of Special Meetings of Stockholders	CrossFirst’s articles of incorporation and bylaws provide that, subject to any rights of holders of CrossFirst preferred stock and the requirements of applicable law, special meetings of stockholders may be called only by either (i) the chief executive officer or (ii) the board of directors pursuant to a resolution adopted by a majority of the total number of directors which CrossFirst would have if there were no vacancies.
Busey’s bylaws provide that only the chair of the board, chief executive officer or president may call a special meeting of stockholders, or any of them will call a special meeting after receiving the written request to hold a meeting from: (i) a majority of the board of directors; or (ii) stockholders owning at least fifty percent (50%) of the outstanding shares issued and outstanding and entitled to vote.
Such a request must be made in writing, and state the purpose or purposes of the

	CrossFirst	Busey
proposed meeting and any other information required by law. The board shall determine the date, time and place of such special meeting, which must be held within ninety (90) days of the receipt by the secretary of such written request. Written notice of a special meeting stating the date, time and place of the meeting and the purpose or purposes for which the meeting is called must be given not less than ten (10) nor more than sixty (60) days prior to the date of the meeting to each stockholder entitled to vote at the meeting. Only business set forth in the notice shall be addressed at the special meeting.
Quorum of Stockholders
CrossFirst’s bylaws provide that, subject to any rights of holders of CrossFirst preferred stock, the holders of a majority of the combined voting power of the capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, constitutes a quorum at all meetings of the stockholders for the transaction of business.
Where a separate vote by one or more classes or series of capital stock is required, the holders representing a majority of the combined voting power of such class or series of capital stock issued and outstanding and entitled to vote on such matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter.
Busey’s bylaws provide that the holders of a majority of the shares issued and outstanding and entitled to vote, present in person or represented by proxy, constitutes a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by the Nevada Revised Statutes.
Advance Notice Regarding Stockholder Proposals (other than Nomination of Candidates for Election to the Board of Directors):
CrossFirst’s bylaws provide that, for any business to be properly brought before an annual meeting by a stockholder, the stockholder must be a stockholder of record at the time of giving notice and on the determination of stockholders entitled to vote at the annual meeting and have given timely notice thereof in writing and in proper form to CrossFirst’s secretary and the stockholder must provide any updates or supplements to such notice at the times and in the forms required by CrossFirst’s bylaws.
To be timely, a stockholder’s notice must be delivered to or mailed to and received by the secretary at CrossFirst’s principal executive offices not later than the ninetieth (90th) day nor earlier than the

Busey’s bylaws provide that, for any new business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to Busey’s secretary and such proposed business must otherwise be a proper matter for stockholder action.
To be timely, a stockholder’s notice must be delivered to or mailed to and received by the secretary at Busey’s principal executive offices not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the previous year or the annual meeting is called for a

CrossFirst	Busey

one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the annual meeting is called for a date that is more than thirty (30) days before, or more than sixty (60) days after, such anniversary date, notice must be so delivered not earlier than the one hundred twentieth (120th) day prior to such annual meeting and not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following: (i) the date on which public disclosure of the annual meeting date was made or (ii) ten (10) days after notice of the date of the annual meeting was mailed to the stockholders.
The stockholder’s notice must set forth: (i) as to any business the proposing person(s) (as defined below) proposed to bring before the annual meeting: (A) a brief description of the business desired to be brought before the annual meeting; (B) the reasons for conducting such business at the annual meeting; (C) any material interest in such business of such proposing person(s); (D) a reasonably detailed description of all agreements, arrangements, understandings or relationships between or among any of the proposing persons and/or any other persons or entities; and (E) any other information relating to any proposing person required to be disclosed pursuant to Section 14 of the Exchange Act; and (ii) as to the stockholder giving the notice, the beneficial owner, if any, any affiliate or associate of such stockholder or beneficial owner, and any other person with whom such stockholder or beneficial owner (or any of their respective affiliates or associates) is acting in concert (each, a “proposing person”): (A) the name and address of such proposing person(s), as they appear on CrossFirst’s books; (B) the class or series and number of shares of CrossFirst’s shares owned beneficially and of record by such proposing person(s); (C) a representation that each proposing person will notify CrossFirst in writing of the class and number of CrossFirst’s shares that are owned beneficially and of record by such proposing person as of the record date that is not within thirty (30) days before or after such anniversary date, notice must be received not later than the close of business on the tenth (10th) day following the date on which notice of the date of the annual meeting was mailed or public disclosure of the annual meeting date was made, whichever occurs first.
The stockholder’s notice must set forth: (i) as to any business the stockholder proposed to bring before the annual meeting; (A) a brief description of the business desired to be brought before the annual meeting; (B) the reasons for conducting such business at the annual meeting; (C) any material interest in such business of such stockholder; (D) the beneficial owner, if any, on whose behalf the proposal is made; and (E) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act; and (ii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposed business is to be brought: (A) the name and address of such stockholder, as they appear on Busey’s books, and the name and principal business or residential address of any other beneficial stockholders known by such stockholder to support such business; and (B) the class and number of shares of Busey’s shares that are owned beneficially and of record by such stockholder and such beneficial owner on the date of such stockholder notice and the number of shares owned beneficially by any other record or beneficial stockholders known by such stockholder to be supporting such business on the date of such stockholder notice.

CrossFirst	Busey

date of the meeting; (D) any “derivative instruments,” as defined in CrossFirst’s bylaws, that are owned or held by such proposing person(s); (E) any proxy, agreement, arrangement, understanding or relationship pursuant to which such proposing person(s), directly or indirectly, has or shares a right to vote any shares of any class or series of CrossFirst; (F) any “short interests,” as defined in CrossFirst’s bylaws, that are held by such proposing person(s); (G) any rights to dividends on the shares of any class or series of CrossFirst’s shares owned beneficially by such proposing person(s) that are separated or separable from the underlying shares of CrossFirst; (H) any performance-related fees that such proposing person(s) are entitled to receive based on any increase or decrease in the price or value of shares of any class or series of CrossFirst, of any derivative instruments or of any short interests; and (I) any plans or proposals that the proposing person(s) may have that relate to or may result in the acquisition or disposition of securities of CrossFirst, an extraordinary corporate transaction involving CrossFirst or any of its subsidiaries, any change in the board of directors or management of CrossFirst, any material change in the present capitalization or dividend policy of CrossFirst, any change in CrossFirst’s articles of incorporation or bylaws, causing a class of securities of CrossFirst to be delisted from a national securities exchange or any other material change in CrossFirst’s business or corporate structure or any action similar to those listed above.
A stockholder shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date of the meeting or any adjournment or postponement thereof, as the case may be, and such update and supplement shall be delivered to or mailed and received by the secretary at CrossFirst’s principal executive offices not later than five (5) business days after the later of: (i) the record date for the meeting or (ii) the date notice of such

	CrossFirst	Busey
record date: (A) was publicly disclosed or (B) is ten (10) days after notice of the record date was mailed to the stockholders.
Advance Notice Regarding Stockholders Nomination of Candidates for Election to the Board of Directors
CrossFirst’s bylaws provide that nominations, other than those made by, or at the direction of, the board of directors (or a duly authorized committee thereof), may only be made pursuant to timely notice in writing and in proper form to CrossFirst’s secretary and the provision of any updates or supplements to such notice at the times and in the forms required by CrossFirst’s bylaws.
To be timely, a stockholder’s notice must be delivered to or mailed to and received by the secretary at CrossFirst’s principal executive offices: (i) in the case of an annual meeting, not later than the ninetieth (90th) day nor earlier than the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the annual meeting is called for a date that is more than thirty (30) days before, or more than sixty (60) days after, such anniversary date, notice must be so delivered not earlier than the one hundred twentieth (120th) day prior to such annual meeting and not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following: (A) the date on which public disclosure of the annual meeting date was made or (B) ten (10) days after notice of the date of the annual meeting was mailed to the stockholders; and (ii) in the case of a special meeting, not later than the ninetieth (90th) day nor earlier than the one hundred twentieth (120th) day prior to such special meeting or, if later, the tenth (10th) day following: (A) the date on which public disclosure of such special meeting date was made or (B) ten (10) days after notice of the date of such special meeting was mailed to the stockholders.
Notwithstanding the foregoing, notice would still be considered timely if in the event that the number of directors to be elected to the board of directors is increased and there is no public announcement by CrossFirst naming all of the nominees for director or specifying the

Busey’s bylaws provide that nominations, other than those made by, or at the direction of, the board of directors, may only be made pursuant to timely notice in writing to Busey’s secretary.
To be timely, a stockholder’s notice shall be delivered to, or mailed and received by Busey’s secretary not later than: (i) in the case of an annual meeting, the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the previous year or the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice must be received not later than the close of business on the tenth (10th) day following the date on which notice of the date of the annual meeting was mailed or public disclosure of the annual meeting date was made, whichever occurs first; and (ii) in the case of a special meeting, not later than the close of business on the tenth (10th) day following the date on which notice of the date of the special meeting was mailed or public disclosure of the special meeting date was made, whichever occurs first.
The stockholder’s notice must include: (i) as to each person whom the stockholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of such person; (B) the principal occupation or employment of such person; (C) the class and number of shares of Busey’s stock which are beneficially owned by such person on the date of such stockholder notice; (D) a written questionnaire with respect to the background and qualification of such proposed nominee, completed and executed by such proposed nominee, in the form to be provided by the Busey secretary upon written request of any stockholder of record within five (5) days of such request; (E) a written

CrossFirst	Busey

size of the increased board of directors at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting of stockholders, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to or mailed and received by the secretary at CrossFirst’s principal executive offices not later than the close of business on the tenth (10th) day following the day on which such information was first publicly disclosed by CrossFirst.
The stockholder’s notice must include: (i) as to each person whom the stockholder proposed to nominate for election as a director: (A) all information with respect to such proposed nominee that would be required to be set forth in a stockholder’s notice pursuant if such proposed nominee were a proposing person (as described below); (B) all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act (including such proposed nominee’s written consent to being named in the proxy statement as a nominee, if applicable, and to serving as a director if elected); (C) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among any proposing person, on the one hand, and each proposed nominee, his or her respective affiliates and associates, and any other persons or entities acting in concert with such nominee or any of his or her affiliates or associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation SK if the proposing person(s) were the “registrant” for purposes of such rule and the proposed nominee were a director or executive officer of such registrant; (D) a completed and signed questionnaire, representation and agreement, which shall set forth that such statement executed by each such nominee acknowledging that such person (1) consents to being named as a nominee in the proxy statement and form of proxy relating to the meeting at which directors are to be elected and to serving as a director if elected, and (2) represents that such person has read and agrees to adhere to Busey’s Code of Ethics, Corporate Governance Guidelines and Insider Trading Policy, and any other of Busey’s policies or guidelines applicable to directors, including with regard to securities trading; and (F) any other information relating to such person that would be required to be disclosed on Schedule 13D pursuant to Regulation 13D-G under the Exchange Act, in connection with the acquisition of stock, and pursuant to Regulation 14A under the Exchange Act, in connection with the solicitation of proxies with respect to nominees for election as directors, regardless of whether such person is subject to the provisions of such regulations, including, but not limited to, information required to be disclosed by Items 4, 5 and 6 of Schedule 14A of Regulation 14A with the SEC; and (ii) as to the stockholder giving the notice: (A) the name and address, as they appear on Busey’s books, of such stockholder and the name and principal business or residential address of any other beneficial stockholders known by such stockholder to support such nominee(s); and (B) the class and number of shares of Busey’s stock which are beneficially owned by such stockholder on the date of such stockholder notice and the number of shares owned beneficially by any other record or beneficial stockholders known by such stockholder to be supporting such nominees on the date of such stockholder notice.

CrossFirst	Busey
proposed nominee: (1) is not and will not become a party to (a) any agreement, arrangement or understanding with any person or entity as to how such nominee, if elected as a director of CrossFirst, will act or vote on any issue or question (a “voting commitment”) that has not been disclosed to CrossFirst or (b) any voting commitment that could limit or interfere with such person’s ability to comply, if elected as a director, with such person’s fiduciary duties under applicable law, (2) is not, and does not intend to become a party to, any agreement, arrangement or understanding with any person or entity other than CrossFirst with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (3) in such person’s individual capacity, would be in compliance with, if elected as a director, and will comply with, applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of CrossFirst; and (E) any other information relating to any proposing person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act; and (ii) as to the proposing person(s): (A) the name and address of such proposing person(s), as they appear on CrossFirst’s books; (B) the class or series and number of shares of CrossFirst’s shares that are owned beneficially and of record by such proposing person(s); (C) a representation that each proposing person will notify CrossFirst in writing of the class and number of CrossFirst’s shares that are owned beneficially and of record by such proposing person as of the record date of the meeting; (D) any derivative instruments that are owned or held by such proposing person(s); (E) any proxy, agreement, arrangement, understanding or relationship pursuant to which such proposing person(s), directly or indirectly,

CrossFirst	Busey

has or shares a right to vote any shares of any class or series of CrossFirst; (F) any short interests by such proposing person(s); (G) any rights to dividends on the shares of any class or series of CrossFirst’s shares owned beneficially by such proposing person(s) that are separated or separable from the underlying shares of CrossFirst; (H) any performance-related fees that such proposing person(s) are entitled to receive based on any increase or decrease in the price or value of shares of any class or series of CrossFirst, of any derivative instruments or of any short interests; and (I) any plans or proposals that the proposing person(s) may have that relate to or may result in the acquisition or disposition of securities of CrossFirst, an extraordinary corporate transaction involving CrossFirst or any of its subsidiaries, any change in the board of directors or management of CrossFirst, any material change in the present capitalization or dividend policy of CrossFirst, any change in CrossFirst’s articles of incorporation or bylaws, causing a class of securities of CrossFirst to be delisted from a national securities exchange or any other material change in CrossFirst’s business or corporate structure or any action similar to those listed above.
CrossFirst may require any proposed nominee to furnish such other information to determine the eligibility of such proposed nominee to serve as an independent director or that could be material to a reasonable stockholder’s understanding of the independence or lack of independence of such nominee.
A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date of the meeting or any adjournment or postponement thereof, as the case may be, and such update and supplement shall be delivered to or mailed and received by the secretary at CrossFirst’s principal executive offices

	CrossFirst	Busey
not later than five (5) business days after the later of: (i) the record date for the meeting or (ii) the date notice of such record date: (A) was publicly disclosed or (B) is ten (10) days after notice of the record date was mailed to the stockholders.
Stockholder Action by Written Consent	CrossFirst’s articles of incorporation provide that, except as otherwise provided for or fixed by or pursuant to the provisions of CrossFirst’s articles of incorporation or any resolution or resolutions of the board of directors providing for the issuance of any series of stock having a preference over the CrossFirst common stock as to dividends or upon liquidation, stockholder action can be taken only at a duly called meeting of stockholders of CrossFirst and may not be effected by any consent in writing.	Busey’s bylaws provide that any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given in writing to those stockholders who have not consented in writing.
Appointment and Removal of Officers:
CrossFirst’s bylaws provide that each officer shall be elected by the board of directors at its first meeting held after each annual meeting of stockholders, and that such officer shall hold office until his or her successor is chosen and qualified, or until earlier death, resignation or removal.
CrossFirst’s bylaws provide that any officer may be removed by the vote or written consent of a majority of the board of directors or, or by any committee or superior officers upon whom such power of removal may have been conferred by the board of directors. In addition, any officer appointed by the chief executive officer or the president may be removed from office at any time, with or without cause, by the chief executive officer or the president.

Busey’s bylaws provide that each officer shall be appointed by the board of directors and that such officer shall hold office until his or her successor is appointed and qualifies.
Any officer may be removed by the affirmative vote of a majority of the board of directors or, except in the case of an officer appointed by the board of directors, by any officer upon whom such power of removal has been conferred by the board of directors.

Amendment to Charter and Bylaws:	Notwithstanding any other provisions of the CrossFirst articles of incorporation, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no provision of the following articles of the CrossFirst articles of incorporation may be altered, amended or repealed in any respect (including by merger, consolidation or otherwise), nor may any provision inconsistent therewith be adopted, unless such alteration,
Under its articles of incorporation, Busey reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in its articles of incorporation and to add or insert any other provision authorized by the laws of the State of Nevada in any manner prescribed by law.
The bylaws of Busey may be altered, amended or repealed, or new bylaws may

CrossFirst	Busey

amendment, repeal or adoption is approved by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2∕3%) of the capital stock of CrossFirst entitled to vote generally in an election of directors, voting together as a single class: (i) article iv — board of directors; (ii) article v — meetings of stockholders; (iii) article vi — limitation of director liability; indemnification and advancement of expenses; and (iv) article viii — amendments to the articles of incorporation and bylaws.
The bylaws of CrossFirst may be altered, amended and repealed by the board of directors and the stockholders by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2∕3%) of the capital stock of CrossFirst entitled to vote generally in an election of directors, voting together as a single class.
be adopted, by the stockholders or by the board of directors when such power is conferred upon the board of directors by the articles of incorporation at any regular or special meeting of the stockholders or of the board of directors (provided that notice of such alteration, amendment, repeal or adoption of new bylaws is contained in the notice of any such special meeting).

LEGAL MATTERS
The validity of Busey common stock and new Busey preferred stock to be issued in connection with the merger will be passed upon for Busey by its special counsel in the state of Nevada, Snell & Wilmer.
Sullivan & Cromwell LLP, New York, New York, counsel for Busey, and Squire Patton Boggs (US) LLP, counsel for CrossFirst, will provide at the effective time opinions regarding certain federal income tax consequences of the merger for Busey and CrossFirst, respectively.
EXPERTS
Busey.   The consolidated financial statements of First Busey Corporation and subsidiaries as of December 31, 2023 and 2022 and for each of the years in the three (3)-year period ended December 31, 2023 and the effectiveness of internal control over financial reporting as of December 31, 2023 incorporated into this joint proxy statement/prospectus by reference from the Annual Report on Form 10-K/A (Amendment No. 1) of First Busey Corporation for the year ended December 31, 2023 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their reports thereon incorporated herein by reference, and have been incorporated into this joint proxy statement/prospectus in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.
CrossFirst.   The consolidated financial statements of CrossFirst as of December 31, 2023 and 2022, and for each of the years in the three (3)-year period ended December 31, 2023, have been incorporated by reference herein in reliance upon the reports of Forvis Mazars, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS
Busey
Busey held its 2024 annual meeting of stockholders on May 22, 2024. Busey will hold its 2025 annual meeting of stockholders (the “Busey 2025 annual meeting”), regardless of whether the merger has been completed. Any stockholder nominations or proposals for other business intended to be presented at Busey’s next annual meeting must be submitted to Busey as set forth below.
SEC Rule 14a-8
In order for a stockholder proposal for the Busey 2025 annual meeting to be eligible for inclusion in Busey’s proxy statement pursuant to SEC Rule 14a-8, Busey must have received the proposal and supporting statements at its principal executive offices earlier than December 14, 2025, unless the date of Busey’s 2025 annual meeting is changed by more than thirty (30) days from May 22, 2025, the one (1)-year anniversary of Busey’s 2024 annual meeting of stockholders, in which case the proposal must be received a reasonable time before Busey begins to print and send its proxy materials. A Busey stockholder must provide its proposal to Busey in writing, and it must comply with the requirements of SEC Rule 14a-8. Any such proposals should be sent to the attention of the Corporate Secretary of Busey at First Busey Corporation, 100 W. University Ave., Champaign, Illinois 61820-3910.
Advance Notice Procedures
Pursuant to the Busey bylaws, any stockholder wishing to nominate a candidate for director or propose other business at an annual meeting must give written notice to Busey’s Corporate Secretary no earlier than one hundred and twenty (120) days and no later than ninety (90) days prior to the date of Busey’s immediately preceding annual meeting. As a result, any notice given by or on behalf of a stockholder must be received no earlier than January 22, 2025 and no later than February 21, 2025. However, if the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after May 22, 2025, the one (1)-year anniversary of Busey’s 2024 annual meeting of stockholders, notice by the stockholder must be delivered not later than the close of business on the tenth (10th) day following the date on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting is first made, whichever occurs first. The nomination notice must include certain information specified in the Busey bylaws.
In addition to the notice and information requirements contained in the Busey bylaws, to comply with the SEC universal proxy rules, stockholders who, in connection with the Busey 2025 annual meeting, intend to solicit proxies in support of director nominees other than Busey’s nominees must provide notice to Busey that sets forth the information required by the SEC’s Rule 14a-19 no later than March 23, 2025, unless the date of the Busey 2025 annual meeting has changed by more than thirty (30) calendar days from May 22, 2025, the one (1)-year anniversary of Busey’s 2024 annual meeting of stockholders, in which case such notice must be provided by the later of sixty (60) calendar days prior to the date of the 2025 annual meeting or the tenth (10th) calendar day following the day on which public announcement of the date of the annual meeting is first made by Busey.
These advance notice procedures are separate from the SEC’s requirements that a stockholder must meet in order to have a stockholder proposal included in Busey’s proxy statement pursuant to SEC Rule 14a-8.
CrossFirst
CrossFirst held its 2024 annual meeting of stockholders on May 14, 2024. If the merger is completed as currently expected with closing of the merger in the first or second quarter of 2025, CrossFirst does not anticipate holding a 2025 annual meeting of CrossFirst stockholders (the “CrossFirst 2025 annual meeting”). If the merger is not completed within the expected time frame or at all, CrossFirst would expect to hold an annual meeting in 2025. Any stockholder nominations or proposals for other business intended to be presented at CrossFirst’s next annual meeting must be submitted to CrossFirst as set forth below.

SEC Rule 14a-8
In order for a stockholder proposal for the CrossFirst 2025 annual meeting to be eligible for inclusion in CrossFirst’s proxy statement pursuant to SEC Rule 14a-8, CrossFirst must have received the proposal and supporting statements at its principal executive offices no later than November 26, 2024, unless the date of CrossFirst’s 2025 annual meeting is changed by more than thirty (30) days from May 14, 2025, the one (1)-year anniversary of CrossFirst’s 2024 annual meeting of stockholders, in which case the proposal must be received a reasonable time before CrossFirst begins to print and send its proxy materials. A CrossFirst stockholder must provide its proposal to CrossFirst in writing, and it must comply with the requirements of SEC Rule 14a-8. Any such proposals should be sent to the attention of the Corporate Secretary of CrossFirst at 11440 Tomahawk Creek Parkway, Leawood, Kansas 66211.
Advance Notice Procedures
Pursuant to the CrossFirst bylaws, any stockholder wishing to nominate a candidate for director or propose other business at an annual meeting must send written notice to CrossFirst’s Corporate Secretary not less than ninety (90) days and not more than one hundred and twenty (120) days prior to the first (1st) anniversary of the preceding year’s annual meeting, and the notice must provide certain other information specified in the CrossFirst bylaws. As a result, any notice given by or on behalf of a stockholder must be received no earlier than January 14, 2025 and no later than February 13, 2025. However, if the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than sixty (60) days after May 14, 2025, the one (1)-year anniversary of CrossFirst’s 2024 annual meeting of stockholders, notice by the stockholder must be delivered not earlier than one hundred and twenty (120) days prior to such annual meeting and not later than ninety (90) days prior to such annual meeting or, if later, the tenth (10th) day following the day on which the date that such annual meeting is first publicly disclosed (which is disclosure in a press release reported by a national news service or in a document publicly filed by CrossFirst with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act, or ten (10) days after written notice is mailed to stockholders).
In addition to the notice and information requirements contained in the CrossFirst bylaws, to comply with the SEC universal proxy rules, stockholders who, in connection with the CrossFirst 2025 annual meeting, if held, intend to solicit proxies in support of director nominees other than CrossFirst’s nominees must provide notice to CrossFirst that sets forth the information required by the SEC’s Rule 14a-19 no later than March 15, 2025, unless the date of the CrossFirst 2025 annual meeting has changed by more than thirty (30) calendar days from May 14, 2025, the one (1)-year anniversary of CrossFirst’s 2024 annual meeting of stockholders, in which case such notice must be provided by the later of sixty (60) calendar days prior to the date of the 2025 annual meeting or the tenth (10th) calendar day following the day on which public announcement of the date of the annual meeting is first made by CrossFirst.
These advance notice procedures are separate from the SEC’s requirements that a stockholder must meet in order to have a stockholder proposal included in CrossFirst’s proxy statement pursuant to SEC Rule 14a-8.

WHERE YOU CAN FIND MORE INFORMATION
Busey and CrossFirst file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both Busey and CrossFirst, which can be accessed at http://www.sec.gov. In addition, documents filed with the SEC by Busey, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge in the “SEC Filings” section of Busey’s website, https://ir.busey.com/, under the heading “SEC Filings.” Documents filed with the SEC by CrossFirst will be available free of charge in the “Investor Relations” section of CrossFirst’s website, https://investors.crossfirstbankshares.com/, under the heading “Documents.” The web addresses of the SEC, Busey and CrossFirst are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not part of this joint proxy statement/prospectus.
Busey has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Busey’s securities to be issued in the merger. This document constitutes the prospectus of Busey filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Busey and CrossFirst to incorporate by reference into this document documents filed with the SEC by Busey and CrossFirst. This means that the companies can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that we file with the SEC will update and supersede that information. Busey and CrossFirst incorporate by reference the documents listed below and any documents filed by Busey and CrossFirst under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and until the date that the offering of Busey common stock is terminated:
Busey filings (SEC File No. 001-31566)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2023, filed on February 23, 2024 (as amended by the Form 10-K/A filed on February 23, 2024)
Quarterly Report on Form 10-Q	Fiscal quarter ended March 31, 2024, filed on May 7, 2024; fiscal quarter ended June 30, 2024, filed on August 6, 2024
Current Reports on Form 8-K	Filed on January 9, 2024; filed on March 22, 2024; filed on April 1, 2024; filed on April 5, 2024; filed on April 9, 2024; filed on May 24, 2024; filed on July 9, 2024; filed on August 27, 2024; and filed on October 8, 2024
Definitive Proxy Statement on Schedule 14A	Filed on April 12, 2024
CrossFirst filings (SEC File No. 000-17820)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2023, filed on February 29, 2024
Quarterly Report on Form 10-Q	Fiscal quarter ended March 31, 2024, filed on May 3, 2024; fiscal quarter ended June 30, 2024, filed on August 2, 2024
Current Reports on Form 8-K	Filed on May 16, 2024; filed on August 27, 2024
Definitive Proxy Statement on Schedule 14A	Filed on March 26, 2024

We also incorporate by reference into this joint proxy statement/prospectus the description of Busey common stock and CrossFirst common stock set forth in the respective Registration Statements on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.
You may request a copy of the documents incorporated by reference into this document. Requests for documents should be directed to:
if you are a Busey stockholder: First Busey Corporation 100 W. University Ave. Champaign, Illinois 61820 Attention: Corporate Secretary (217) 365-4630	if you are a CrossFirst stockholder: CrossFirst Bankshares, Inc. 11440 Tomahawk Creek Parkway Leawood, Kansas 66211 Attention: Corporate Secretary (913) 901-4516 legal@crossfirst.com
This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in Busey’s and CrossFirst’s affairs since the date of this document. Busey provided the information contained in this document with respect to Busey and CrossFirst provided the information contained in this document with respect to CrossFirst.

Annex A
AGREEMENT AND PLAN OF MERGER
by and between
FIRST BUSEY CORPORATION
and
CROSSFIRST BANKSHARES, INC.

Dated as of August 26, 2024

A-i

A-ii

A-iii

A-iv

INDEX OF DEFINED TERMS
Page
Acquisition Proposal	65
affiliate	76
Agreement	1
Bank Merger	8
Bank Merger Act	16
Bank Merger Agreement	8
Bank Merger Certificates	16
BHC Act	12
Borrower	31
Busey	1
Busey 401(k) Plan	61
Busey Articles	8
Busey Articles Amendment	8
Busey Articles Amendment Vote	58
Busey Bank	8
Busey Benefit Plans	40
Busey Board Recommendation	58
Busey Bylaw Amendment	8
Busey Bylaws	8
Busey Common Stock	2
Busey Contract	46
Busey Deferred Stock Unit Awards	34
Busey Disclosure Schedule	32
Busey Equity Awards	8
Busey ESPP	34
Busey IT Systems	44
Busey Meeting	58
Busey Owned Properties	47
Busey Performance Stock Unit Award	7
Busey Preferred Stock	34
Busey Qualified Plans	41
Busey Real Property	47
Busey Regulatory Agreement	46
Busey Reports	37
Busey Restricted Stock Unit Award	7
Busey RSU Award	5
Busey Security Breach	44
Busey Share Issuance Vote	35
Busey Stock Appreciation Right	6
Busey Stock Options	34
Busey Stock Plans	34

A-v

Page
Busey Subsidiary	33
business day	76
Certificates of Merger	2
Chosen Courts	77
Closing	2
Closing Conditions Satisfaction Date	2
Closing Date	2
Code	1
Confidentiality Agreement	57
Continuation Period	60
Continuing Employees	60
CrossFirst	1
CrossFirst 401(k) Plan	61
CrossFirst Bank	8
CrossFirst Benefit Plans	21
CrossFirst Board Recommendation	58
CrossFirst Bylaws	13
CrossFirst Certificate	13
CrossFirst Common Stock	2
CrossFirst Compensation Committee	5
CrossFirst Contract	27
CrossFirst Director Restricted Stock Award	4
CrossFirst Disclosure Schedule	12
CrossFirst Employee Restricted Stock Award	4
CrossFirst Equity Award Schedule	15
CrossFirst Equity Awards	6
CrossFirst ESPP	6
CrossFirst Indemnified Parties	62
CrossFirst IT Systems	25
CrossFirst Meeting	58
CrossFirst Owned Properties	28
CrossFirst Performance Stock Unit Award	5
CrossFirst Preferred Stock	3
CrossFirst Qualified Plans	22
CrossFirst Real Property	29
CrossFirst Regulatory Agreement	27
CrossFirst Reports	17
CrossFirst Restricted Stock Award	4
CrossFirst Restricted Stock Unit Award	5
CrossFirst Section 16 Individuals	67
CrossFirst Security Breach	25
CrossFirst Stock Appreciation Right	6
CrossFirst Stock Plan	6

A-vi

Page
CrossFirst Subsidiary	13
Dissenting Share	4
Dissenting Stockholder	4
Effective Time	2
Enforceability Exceptions	15
Environmental Laws	28
ERISA	21
ERISA Affiliate	22
Exchange Act	18
Exchange Agent	9
Exchange Fund	9
Exchange Ratio	2
FDIC	13
Federal Reserve Board	16
FRS Membership	8
GAAP	12
GLBA	24
Governmental Entity	16
IDFPR	16
Intellectual Property	29
IRS	20
Joint Proxy Statement	16
KBW	19
KGCC	1
knowledge	76
KOSBC	16
Liens	15
Loans	31
Material Adverse Effect	12
Materially Burdensome Regulatory Condition	56
Merger	1
Merger Consideration	2
Multiemployer Plan	22
Multiple Employer Plan	22
Nevada Secretary	2
New Busey Preferred Stock	3
New Plans	60
New Shares	9
NRS	1
Old Share	2
Permitted Encumbrances	29
person	76
Personal Data	24

A-vii

Page
Premium Cap	62
Raymond James	39
Recommendation Change	58
Regulatory Agencies	17
Representatives	65
Requisite Busey Merger Vote	35
Requisite Busey Vote	35
Requisite CrossFirst Vote	15
Requisite Regulatory Approvals	56
S-4	16
Sarbanes-Oxley Act	17
SEC	16
Securities Act	17
Significant Subsidiaries	13
SRO	17
Subsidiary	13
Surviving Bank	8
Surviving Corporation	1
Takeover Statutes	30
Tax	21
Tax Return	21
Taxes	21
Termination Date	71
Termination Fee	73
Total Borrower Commitment	31

A-viii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of August 26, 2024 (this “Agreement”), by and between First Busey Corporation, a Nevada corporation (“Busey”), and CrossFirst Bankshares, Inc., a Kansas corporation (“CrossFirst”).
W I T N E S S E T H:
WHEREAS, the Boards of Directors of Busey and CrossFirst have determined that it is in the best interests of their respective companies and stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which CrossFirst will, subject to the terms and conditions set forth herein, merge with and into Busey (the “Merger”), so that Busey is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;
WHEREAS, in furtherance thereof, the respective Boards of Directors of Busey and CrossFirst have approved the Merger and this Agreement;
WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;
WHEREAS, concurrently with the execution and delivery of this Agreement, the Chief Executive Officer of CrossFirst and the Chief Executive Officer of Busey each will enter into an employment arrangement with Busey, as the Surviving Corporation, which shall be effective as of the Effective Time; and
WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
THE MERGER
1.1   The Merger.   Subject to the terms and conditions of this Agreement, in accordance with the Nevada Revised Statutes (the “NRS”) and the Kansas General Corporation Code (the “KGCC”), at the Effective Time, CrossFirst shall merge with and into Busey. Busey shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Nevada. Upon consummation of the Merger, the separate corporate existence of CrossFirst shall terminate.
1.2   Closing.   Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 9:00 a.m. Central Time, on the first business day of the month immediately following the month during which the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof) occurs (the date the last of the conditions set forth in Article VII hereof have been so satisfied or waived, the “Closing Conditions Satisfaction Date”), unless another date, time or place is agreed to in writing by the parties. Notwithstanding the foregoing, in the event the Closing Conditions Satisfaction Date is less than five (5) business days prior to the first business day of the month immediately following the month in which the Closing Conditions Satisfaction Date occurs, then Closing shall take place on the first business day of the month that is the second month following the month in which the Closing Conditions Satisfaction Date occurs. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.
1.3   Effective Time.   The Merger shall become effective as set forth in the articles of merger to be filed with the Secretary of State of the State of Nevada (the “Nevada Secretary”) and the certificate of merger to be filed with the Secretary of State of the State of Kansas, respectively, on the Closing Date

(together, the “Certificates of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificates of Merger.
1.4   Effects of the Merger.   At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the NRS and the KGCC.
1.5   Conversion of CrossFirst Common Stock.   At the Effective Time, by virtue of the Merger and without any action on the part of Busey, CrossFirst or the holder of any of the following securities:
(a)   Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of CrossFirst (the “CrossFirst Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of CrossFirst Common Stock owned by CrossFirst as treasury stock or owned by CrossFirst or Busey (in each case other than shares of CrossFirst Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by CrossFirst or Busey in respect of debts previously contracted), shall be converted into the right to receive 0.6675 of a share (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the common stock, par value $0.001, of Busey (the “Busey Common Stock”); it being understood that upon the Effective Time, pursuant to Section 1.8, the Busey Common Stock, including the shares issued to former holders of CrossFirst Common Stock, shall be the common stock of the Surviving Corporation.
(b)   All of the shares of CrossFirst Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Share,” it being understood that any reference herein to an “Old Share” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of CrossFirst Common Stock) previously representing any such shares of CrossFirst Common Stock shall thereafter represent only the right to receive (i) a New Share representing the number of whole shares of Busey Common Stock which such shares of CrossFirst Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of CrossFirst Common Stock represented by such Old Share have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Busey Common Stock or CrossFirst Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give Busey and the holders of CrossFirst Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained in this sentence shall be construed to permit CrossFirst or Busey to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.
(c)   Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of CrossFirst Common Stock that are owned by CrossFirst or Busey (in each case other than shares of CrossFirst Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by CrossFirst or Busey in respect of debts previously contracted) shall be cancelled and shall cease to exist and no Busey Common Stock or other consideration shall be delivered in exchange therefor.
1.6   CrossFirst Preferred Stock.   At the Effective Time, by virtue of the Merger and without any action on the part of Busey, CrossFirst or the holder of any of the following securities, each share of Series A Non-Cumulative Perpetual Preferred Stock, par value $0.01, of CrossFirst (the “CrossFirst Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares) shall be converted into the right to receive one share of a newly created series of preferred stock of Busey (all shares of such newly created series, collectively, the “New Busey Preferred Stock”) having rights, preferences, privileges, and powers (including a dividend of 8.00% per annum on the liquidation preference of $1,000 per share and voting powers), taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges, and powers (including voting powers) of the CrossFirst Preferred Stock, taken as a whole, provided, that the date upon which Busey may first redeem the New Busey Preferred Stock shall be at least five (5) years after the Effective Time, and, upon such conversion, the CrossFirst Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time; provided, further, that at the election of Busey, Busey may cause the CrossFirst Preferred Stock to be converted in the Merger at the Effective Time into the right to receive an amount of cash equal to the liquidation preference thereof plus the amount of any accrued and unpaid dividends thereon through the Effective Time.
1.7   Dissenting Shares.   Notwithstanding anything in this Agreement to the contrary and to the extent available under Section 17-6712 of the KGCC, any share of CrossFirst Preferred Stock that is issued and outstanding immediately prior to the Effective Time and that is held by a holder of CrossFirst Preferred Stock that complies with all of the provisions of the KGCC relevant to the exercise and perfection of appraisal rights (such share being a “Dissenting Share,” and such stockholder being a “Dissenting Stockholder”) shall not be converted into the right to receive New Busey Preferred Stock as set forth in Section 1.6 but rather shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Share pursuant to Section 17-6712 of the KGCC. If any Dissenting Stockholder fails to perfect such stockholder’s appraisal rights under the KGCC or effectively withdraws or otherwise loses such rights with respect to any Dissenting Shares, such Dissenting Shares shall thereupon automatically be converted into the right to receive New Busey Preferred Stock as set forth in Section 1.6, pursuant to the exchange procedures set forth in Section 2.2. Notwithstanding anything to the contrary contained in this Agreement, if the Merger is rescinded or abandoned, then the right of a holder of CrossFirst Preferred Stock to be paid the fair value of such holder’s Dissenting Shares pursuant to Section 17-6712 of the KGCC shall cease. CrossFirst shall give Busey (a) notice (and a copy) of any demand for payment of the fair value of any shares of CrossFirst Preferred Stock or any attempted withdrawal of any such demand for payment and any other instrument served pursuant to the KGCC and received by CrossFirst relating to any stockholder’s appraisal rights and (b) the opportunity to participate in all negotiations, communications and proceedings with respect to any such demands for payment under the KGCC. CrossFirst shall not voluntarily make any payment with respect to any demand for appraisal with respect to any Dissenting Shares without the prior written consent of Busey (which consent shall not be unreasonably conditioned, withheld or delayed).
1.8   Busey Stock.   At and after the Effective Time, each share of Busey Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.
1.9   Treatment of CrossFirst Equity Awards; ESPP.
(a)   Except as otherwise agreed between CrossFirst and Busey, at the Effective Time, each award in respect of shares of CrossFirst Common Stock subject to vesting, repurchase or other lapse restriction granted or assumed under the CrossFirst Stock Plan (a “CrossFirst Restricted Stock Award”) that is held by a non-employee director of CrossFirst and is outstanding, unvested and unsettled immediately prior to the Effective Time (a “CrossFirst Director Restricted Stock Award”) shall be converted into the right to receive shares of Busey Common Stock in accordance with Section 1.5(a). Each deferred share of CrossFirst Common Stock that is credited to a participant’s account under the CrossFirst 2018 Directors’ Deferred Fee Plan as of immediately prior to the Effective Time (“Director Deferred Shares”) shall be converted into the right to receive shares of Busey Common Stock in accordance with Section 1.5(a), which shares of Busey Common Stock shall be distributed to such participant as soon as administratively practicable following the Effective Time; provided that the number of shares of Busey Common Stock will be rounded to the nearest whole share.
(b)   Except as otherwise agreed between CrossFirst and Busey, at the Effective Time, each CrossFirst Restricted Stock Award other than a CrossFirst Director Restricted Stock Award (a “CrossFirst Employee Restricted Stock Award”) that is outstanding, unvested and unsettled immediately prior to the Effective Time shall be assumed and converted into a restricted stock award in respect of Busey Common Stock subject to vesting, repurchase or other lapse restriction with the same terms and conditions as were applicable under such CrossFirst Employee Restricted Stock Award immediately prior to the Effective Time (including vesting terms and any “change in control” protections under the CrossFirst Stock Plan or award agreement), and relating to the number of shares of Busey Common Stock equal to the product of (i) the number of shares of CrossFirst Common Stock subject to such CrossFirst Restricted Stock Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Busey Common Stock.
(c)   Except as otherwise agreed between CrossFirst and Busey, at the Effective Time, each restricted stock unit award in respect of a share of CrossFirst Common Stock granted or assumed under the CrossFirst Stock Plan that is subject to only time-based vesting conditions (a “CrossFirst Restricted Stock Unit Award”) that is outstanding, unvested and unsettled immediately prior to the Effective Time shall be assumed and converted into a restricted stock unit award in respect of Busey Common Stock (an “Busey RSU Award”) subject to vesting, repurchase or other lapse restriction with the same terms and conditions as were applicable under such CrossFirst Restricted Stock Unit Award immediately prior to the Effective Time (including vesting terms and any “change in control” protections under the CrossFirst Stock Plan or award agreement), relating to the number of shares of Busey Common Stock equal to the product of (i) the number of shares of CrossFirst Common Stock subject to such CrossFirst Restricted Stock Unit Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Busey Common Stock.
(d)   Except as otherwise agreed between CrossFirst and Busey, at the Effective Time, each performance-based restricted stock unit award in respect of shares of CrossFirst Common Stock granted or assumed under the CrossFirst Stock Plan that is outstanding, unvested and unsettled immediately prior to the Effective Time (a “CrossFirst Performance Stock Unit Award”) shall be assumed and converted into a Busey RSU Award relating to the number of shares of Busey Common Stock equal to the product of (i) the number of shares of CrossFirst Common Stock subject to such CrossFirst Performance Stock Unit Award immediately prior to the Effective Time that would be earned assuming the achievement of the applicable performance goals as of immediately prior to the Effective Time based on (A) if Closing occurs in the first half of the relevant performance period, target performance, or (B) if Closing occurs in the second half of the relevant performance period, actual performance through the latest practicable date prior to the Effective Time as reasonably determined by the compensation committee of the Board of Directors of CrossFirst (the “CrossFirst Compensation Committee”) consistent with past practice in consultation with Busey, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Busey Common Stock. Except as specifically provided in this Section 1.9(d), each such Busey RSU Award shall be subject to the same terms and conditions (including service-based vesting terms and any “change in control” protections under the CrossFirst Stock Plan or award agreement) as applied to the CrossFirst Performance Stock Unit Award immediately prior to the Effective Time; provided, that each such Busey RSU Award shall be subject to service-based vesting only (such service-based vesting in the Busey RSU Award to be identical to that included within the CrossFirst Performance Stock Unit Award prior to the conversion at the Effective Time) and shall no longer be subject to any performance conditions.
(e)   Except as otherwise agreed between CrossFirst and Busey, at the Effective Time, each award of stock-settled stock appreciation rights granted or assumed under the CrossFirst Stock Plan (a “CrossFirst Stock Appreciation Right”) that is outstanding and unsettled immediately prior to the Effective Time, whether vested or unvested, shall be assumed and converted into stock appreciation right in respect of Busey Common Stock relating to the number of shares of Busey Common Stock (an “Busey Stock Appreciation Right”) equal to the product of (i) the number of shares of CrossFirst Common Stock subject to such CrossFirst Stock Appreciation Right immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share of Busey Common Stock, and at an exercise price per share equal to (A) the exercise price per share of the CrossFirst Stock Appreciation Right immediately prior to the Effective Time, divided by (B) the Exchange Ratio, rounded up to the nearest whole cent; provided, however, that the exercise price and the number of shares of Busey Common Stock purchasable pursuant to the Busey Stock Appreciation Right shall be determined in a manner consistent with the requirements of Section 409A of the Code. Except as specifically provided in this Section 1.8(e), each such Busey Stock

Appreciation Right shall be subject to the same terms and conditions (including service-based vesting terms, after giving effect to any “change in control” vesting provisions under the applicable award agreement) as applied to the CrossFirst Stock Appreciation Right immediately prior to the Effective Time.
(f)   Promptly following the Effective Time, Busey shall file a post-effective amendment to the S-4 or an effective registration statement on Form S-8 with respect to the Busey Common Stock subject to the applicable adjusted CrossFirst Equity Awards, as required.
(g)   At or prior to the Effective Time, CrossFirst shall take any actions, and shall cause the Board of Directors of CrossFirst or the CrossFirst Compensation Committee, as applicable, to adopt any resolutions and take any actions, that are necessary to effectuate the treatment of the CrossFirst Equity Awards consistent with the provisions of this Section 1.9. CrossFirst shall take all actions necessary to ensure that from and after the Effective Time neither Busey nor the Surviving Corporation will be required to deliver shares of CrossFirst Common Stock or other capital stock of CrossFirst to any person pursuant to or in settlement of CrossFirst Equity Awards.
(h)   For purposes of this Agreement, the following terms shall have the following meanings:
(i)   ”CrossFirst Equity Awards” means the CrossFirst Restricted Stock Awards, the CrossFirst Restricted Stock Unit Awards, the CrossFirst Performance Stock Unit Awards, and the CrossFirst Stock Appreciation Rights.
(ii)   ”CrossFirst Stock Plan” means the CrossFirst Amended and Restated 2018 Omnibus Incentive Plan.
(i)   Prior to the Effective Time, CrossFirst will, and will cause the Board of Directors of CrossFirst and/or the CrossFirst Compensation Committee, as applicable, to, take action with respect to the CrossFirst Employee Stock Purchase Plan (effective July 1, 2020) (the “CrossFirst ESPP”) to provide that each participant’s outstanding right to purchase shares of CrossFirst Common Stock under the CrossFirst ESPP shall automatically be exercised on the day immediately prior to the day on which the Effective Time occurs (if not earlier terminated pursuant to the terms of the CrossFirst ESPP), and the resulting shares of CrossFirst Common Stock will be converted into the right to receive shares of Busey Common Stock in accordance with Section 1.5(a) and any cash remaining to buy less than a whole share of Busey Common Stock (taking into account the Exchange Ratio) will be returned to participants. CrossFirst will terminate the CrossFirst ESPP as of no later than immediately prior to the Effective Time, pursuant to resolutions adopted by the Board of Directors of CrossFirst or the CrossFirst Compensation Committee, as applicable, copies of which shall be provided to Busey prior to the Closing and shall be subject to Busey’s reasonable review and comment.
1.10   Treatment of Busey Equity Awards.
(a)   Except as otherwise provided in this Section 1.10, at the Effective Time, each Busey Equity Award shall remain outstanding and shall be subject to the same terms and conditions (including service-based vesting terms) as applied immediately prior to the Effective Time.
(b)   Following the Effective Time, each Busey Equity Award shall be subject to the same double-trigger vesting protection upon an involuntary termination following the Closing as CrossFirst Equity Awards, pursuant to Section 11.1(a) of the CrossFirst Amended and Restated 2018 Omnibus Incentive Plan.
(c)   Except as otherwise set forth herein or as agreed between CrossFirst and Busey, following the Effective Time, each restricted stock unit award in respect of a share of Busey Common Stock granted under a Busey Stock Plan that is subject to only time-based vesting conditions and that is outstanding, unvested and unsettled immediately prior to the Effective Time (a “Busey Restricted Stock Unit Award”) will vest in equal annual installments over three years following the Closing; provided that if any such Busey Restricted Stock Unit Award would otherwise vest by its terms on an earlier date, any then-unvested portion as of such date, shall vest on such original vesting date and settle into shares of Busey Common Stock; provided further, that, with respect to any Busey Restricted Stock Unit Awards that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid on the earlier of (i) or (ii) above without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time that will not trigger a Tax or penalty under Section 409A of the Code.
(d)   Except as otherwise agreed between CrossFirst and Busey, at the Effective Time, each performance-based restricted stock unit award in respect of shares of Busey Common Stock granted under a Busey Stock Plan that is outstanding, unvested and unsettled immediately prior to the Effective Time (a “Busey Performance Stock Unit Award”) that continues to remain outstanding will be deemed earned assuming the achievement of the applicable performance goals as of immediately prior to the Effective Time based on actual performance through the latest practicable date prior to the Effective Time as reasonably determined by the compensation committee of the Board of Directors of Busey consistent with past practice. Except as specifically provided in this Section 1.10(d), each Busey Performance Stock Unit Award shall be subject to the same terms and conditions (including service-based vesting terms) as applied to the Busey Performance Stock Unit Award immediately prior to the Effective Time; provided, that each such Busey Performance Stock Unit Award shall be subject to service-based vesting only and shall no longer be subject to any performance conditions.
(e)   For purposes of this Agreement, the following terms shall have the following meanings:
(i)   ”Busey Equity Awards” means the Busey Restricted Stock Unit Awards, the Busey Performance Stock Unit Awards, the Busey Stock Options and the Busey Deferred Stock Unit Awards.
1.11   Articles of Incorporation of Surviving Corporation.   At the Effective Time, the Amended and Restated Articles of Incorporation of Busey (as amended, the “Busey Articles”), which shall be amended as set forth in Exhibit A (such amendment, the “Busey Articles Amendment”), shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.
1.12   Bylaws of Surviving Corporation.   At the Effective Time, the Second Amended and Restated Bylaws of Busey (the “Busey Bylaws”), as amended as set forth in Exhibit B (such amendment, the “Busey Bylaw Amendment”), shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.
1.13   Tax Consequences.   It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.
1.14   Bank Merger and FRS Membership.   Busey and CrossFirst intend that, following the Merger, CrossFirst Bank, a Kansas state-chartered bank and a wholly-owned Subsidiary of CrossFirst (“CrossFirst Bank”), will merge (the “Bank Merger”) with and into Busey Bank, an Illinois state-chartered bank and a wholly-owned Subsidiary of Busey (“Busey Bank”), pursuant to an agreement and plan of merger in substantially the form set forth in Exhibit C (the “Bank Merger Agreement”). Busey Bank shall be the surviving entity in the Bank Merger (the “Surviving Bank”) and, following the Bank Merger, the separate corporate existence of CrossFirst Bank shall cease. As soon as practicable after the date of this Agreement, or on such later date as Busey and CrossFirst may mutually agree, Busey and CrossFirst shall each cause the Board of Directors of Busey Bank and CrossFirst Bank, respectively, to approve the Bank Merger and the Bank Merger Agreement. Busey and CrossFirst shall then cause Busey Bank and CrossFirst Bank, respectively, to enter into the Bank Merger Agreement, and each of Busey and CrossFirst shall approve the Bank Merger Agreement and the Bank Merger as the sole stockholder of Busey Bank and CrossFirst Bank, respectively, and Busey and CrossFirst shall, and shall cause Busey Bank and CrossFirst Bank, respectively, to execute certificates or articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”). The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable law, as determined by Busey. In addition, Busey shall cause Busey Bank to use its reasonable best efforts, as contemplated by Section 6.1(b) of this Agreement, to become a member bank of the Federal Reserve System (the “FRS Membership”).

ARTICLE II
EXCHANGE OF SHARES
2.1   Busey to Make Merger Consideration Available.   At or prior to the Effective Time, Busey shall deposit, or shall cause to be deposited, with an exchange agent designated by Busey and mutually acceptable to CrossFirst (the “Exchange Agent”), for the benefit of the holders of Old Shares (which for purposes of this Article II shall be deemed to also include certificates or book-entry account statements representing shares of CrossFirst Preferred Stock), for exchange in accordance with this Article II, (a) evidence of shares in book-entry form or, at Busey’s option, certificates (collectively, referred to herein as “New Shares”), representing the shares of Busey Common Stock or New Busey Preferred Stock to be issued to holders of CrossFirst Common Stock or CrossFirst Preferred Stock, as applicable, and (b) cash in lieu of any fractional shares (such cash and New Shares for shares of Busey Common Stock and New Busey Preferred Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and Section 1.6 and paid pursuant to Section 2.2(a).
2.2   Exchange of Shares.
(a)   As promptly as practicable after the Effective Time, but in no event later than ten (10) business days thereafter, Busey and CrossFirst shall cause the Exchange Agent to mail to each holder of record of one or more Old Shares representing shares of CrossFirst Common Stock or CrossFirst Preferred Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration or shares of New Busey Preferred Stock, as applicable, pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Shares shall pass, only upon proper delivery of the Old Shares to the Exchange Agent) and instructions for use in effecting the surrender of the Old Shares in exchange for New Shares representing the number of whole shares of Busey Common Stock and any cash in lieu of fractional shares or shares of New Busey Preferred Stock, as applicable, which the shares of CrossFirst Common Stock or CrossFirst Preferred Stock represented by such Old Share or Old Shares shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Share or Old Shares for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Share or Old Shares shall be entitled to receive in exchange therefor, as applicable, (i) (A) New Shares representing that number of whole shares of Busey Common Stock to which such holder of CrossFirst Common Stock shall have become entitled pursuant to the provisions of Article I and (B) a check representing the amount of (1) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Share or Old Shares surrendered pursuant to the provisions of this Article II and (2) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), or (ii) (A) a New Share representing the number of shares of New Busey Preferred Stock to which such holder of CrossFirst Preferred Stock shall have become entitled pursuant to the provisions of Article I and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Share or Old Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Shares. Until surrendered as contemplated by this Section 2.2, each Old Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Busey Common Stock or New Busey Preferred Stock which the shares of CrossFirst Common Stock or CrossFirst Preferred Stock, as applicable, represented by such Old Share have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.
(b)   No dividends or other distributions declared with respect to Busey Common Stock or New Busey Preferred Stock shall be paid to the holder of any unsurrendered Old Share until the holder thereof shall surrender such Old Share in accordance with this Article II. After the surrender of an Old Share in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Busey Common Stock or shares of New Busey Preferred Stock which the shares of CrossFirst Common Stock or CrossFirst Preferred Stock, as applicable, represented by such Old Share have been converted into the right to receive.
(c)   If any New Share representing shares of Busey Common Stock or New Busey Preferred Stock is to be issued in a name other than that in which the Old Share or Old Shares surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Share or Old Shares so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Share representing shares of Busey Common Stock or New Busey Preferred Stock in any name other than that of the registered holder of the Old Share or Old Shares surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d)   After the Effective Time, there shall be no transfers on the stock transfer books of CrossFirst of the shares of CrossFirst Common Stock or CrossFirst Preferred Stock that were issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares). If, after the Effective Time, Old Shares representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Shares representing shares of Busey Common Stock or New Busey Preferred Stock, as applicable, as provided in this Article II.
(e)   Notwithstanding anything to the contrary contained herein, no New Shares or scrip representing fractional shares of Busey Common Stock shall be issued upon the surrender for exchange of Old Shares, no dividend or distribution with respect to Busey Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Busey. In lieu of the issuance of any such fractional share, Busey shall pay to each former holder of CrossFirst Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Busey Common Stock on NASDAQ as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of CrossFirst Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Busey Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.
(f)   Any portion of the Exchange Fund that remains unclaimed by the holders of CrossFirst Common Stock and CrossFirst Preferred Stock for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former holders of CrossFirst Common Stock and CrossFirst Preferred Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of Busey Common Stock and cash in lieu of any fractional shares or shares of New Busey Preferred Stock, as applicable, and any unpaid dividends and distributions on the Busey Common Stock or New Busey Preferred Stock deliverable in respect of each former share of CrossFirst Common Stock or CrossFirst Preferred Stock, as applicable, that such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Busey, CrossFirst, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of CrossFirst Common Stock or CrossFirst Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
(g)   Busey shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of Busey Common Stock, any dividends or distributions payable pursuant to this Section 2.2 or any other consideration otherwise payable pursuant to this Agreement to any holder of CrossFirst Common Stock, CrossFirst Preferred Stock or CrossFirst Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of Tax law. To the extent that amounts are so withheld by Busey or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of CrossFirst Common Stock, CrossFirst Preferred Stock or CrossFirst Equity Awards in respect of which the deduction and withholding was made by Busey or the Exchange Agent, as the case may be.
(h)   In the event any Old Share shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the applicable certificate to be lost, stolen or destroyed and, if required by Busey or the Exchange Agent, the posting by such person of a bond in such amount as Busey or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the shares of Busey Common Stock and any cash in lieu of fractional shares, or the shares of New Busey Preferred Stock deliverable in respect thereof pursuant to this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF CROSSFIRST
Except (a) as disclosed in the disclosure schedule delivered by CrossFirst to Busey concurrently herewith (the “CrossFirst Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the CrossFirst Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by CrossFirst that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (A) any other section of this Article III specifically referenced or cross-referenced and (B) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any CrossFirst Reports filed by CrossFirst after January 1, 2024 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), and assuming each party’s compliance with its obligations set forth in Section 1.14, CrossFirst hereby represents and warrants to Busey as follows:
3.1   Corporate Organization.
(a)   CrossFirst is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). CrossFirst has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. CrossFirst is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CrossFirst. As used in this Agreement, “Material Adverse Effect” means, with respect to Busey, CrossFirst or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event, (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby (it being understood that this clause (E) shall not apply to a breach of any representation or warranty intended to address the announcement, pendency or consummation of the transactions contemplated hereby), (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred, except to the extent otherwise excepted by this proviso) or (G) the expenses incurred by CrossFirst or Busey in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, “Subsidiary,” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC under the Exchange Act or the BHC Act; and “Significant Subsidiaries” shall have the meaning ascribed to it in Rule 1-02 of Regulation S-X promulgated by the SEC under the Exchange Act. True and complete copies of the Articles of Incorporation of CrossFirst (as amended, the “CrossFirst Certificate”) and the Bylaws of CrossFirst (the “CrossFirst Bylaws”), as in effect as of the date of this Agreement, have previously been made available by CrossFirst to Busey.
(b)   Each Subsidiary of CrossFirst (a “CrossFirst Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on CrossFirst and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of CrossFirst to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of CrossFirst that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the CrossFirst Disclosure Schedule sets forth a true and complete list of all Subsidiaries of CrossFirst as of the date hereof.
3.2   Capitalization.
(a)   As of the date of this Agreement, the authorized capital stock of CrossFirst consists of 200,000,000 shares of CrossFirst Common Stock and 5,000,000 shares of preferred stock, par value $0.01. As of August 23, 2024, there are (i) 49,288,941 shares of CrossFirst Common Stock outstanding, including 48,756 shares of CrossFirst Common Stock granted in respect of outstanding CrossFirst Director Restricted Stock Awards and 0 shares of CrossFirst Common Stock granted in respect of outstanding CrossFirst Employee Restricted Stock Awards, in each case, and accumulated dividends thereon, (ii) 4,340,033 shares of CrossFirst Common Stock held in treasury, (iii) 1,387,086 shares of CrossFirst Common Stock reserved for issuance pursuant to future grants under the CrossFirst Stock Plan, (iv) 511,304 shares of CrossFirst Common Stock reserved for issuance upon the settlement of outstanding CrossFirst Restricted Stock Unit Awards and accumulated dividend equivalents thereon, (v) 136,662 shares of CrossFirst Common Stock reserved for issuance upon the settlement of Director Deferred Shares, (vi) 475,008 shares of CrossFirst Common Stock reserved for issuance upon the settlement of outstanding CrossFirst Performance Stock Unit Awards and accumulated dividend equivalents thereon (assuming performance goals applicable to CrossFirst Performance Stock Unit Awards are satisfied at the maximum level), (vii) 729,913 shares of CrossFirst Common Stock reserved for issuance upon the vesting and exercise of outstanding CrossFirst Stock Appreciation Rights; (viii) 702,725 shares of CrossFirst Common Stock reserved for issuance pursuant to future grants under the CrossFirst ESPP and (ix) 7,750 shares of CrossFirst Preferred Stock outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since August 23, 2024 resulting from the exercise, vesting or settlement of any CrossFirst Equity Awards described in the immediately preceding sentence, there are no other shares of capital stock or other equity or voting securities of CrossFirst issued, reserved for issuance or outstanding. All of the issued and outstanding shares of CrossFirst Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of CrossFirst may vote. No trust preferred or subordinated debt securities of CrossFirst are issued or outstanding. Other than CrossFirst Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a) and shares issuable in respect of the CrossFirst ESPP, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in CrossFirst, or contracts, commitments, understandings or arrangements by which CrossFirst may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in CrossFirst, or that otherwise obligate CrossFirst to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which CrossFirst is a party or is bound with respect to the voting or transfer of CrossFirst Common Stock or other equity interests of CrossFirst.
(b)   Section 3.2(b) of the CrossFirst Disclosure Schedule sets forth, as of August 23, 2024, a correct and complete listing of all CrossFirst Equity Awards, including the number of shares of CrossFirst Common Stock subject to each CrossFirst Equity Award, the holder, type of award, grant date, vesting schedule and exercise price with respect to each CrossFirst Equity Award, as applicable (the “CrossFirst Equity Award Schedule”). CrossFirst shall provide Busey with an updated CrossFirst Equity Award Schedule no later than five (5) business days prior to the Effective Time.
(c)   CrossFirst owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the CrossFirst Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No CrossFirst Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
3.3   Authority; No Violation.
(a)   CrossFirst has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Bank Merger) have been duly and validly approved by the Board of Directors of CrossFirst. The Board of Directors of CrossFirst has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of CrossFirst and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to CrossFirst’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (i) the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of CrossFirst Common Stock entitled to vote on this Agreement (the “Requisite CrossFirst Vote”) and (ii) the adoption and approval of the Bank Merger Agreement by the Board of Directors of CrossFirst Bank and CrossFirst as CrossFirst Bank’s sole stockholder, no other corporate proceedings on the part of CrossFirst are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by CrossFirst and (assuming due authorization, execution and delivery by Busey) constitutes a valid and binding obligation of CrossFirst, enforceable against CrossFirst in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).
(b)   Neither the execution and delivery of this Agreement by CrossFirst nor the consummation by CrossFirst of the transactions contemplated hereby, including the Bank Merger, nor compliance by CrossFirst with any of the terms or provisions hereof, will (i) violate any provision of the CrossFirst Certificate or the CrossFirst Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CrossFirst or any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of CrossFirst or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CrossFirst or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (A) and (B) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CrossFirst.
3.4   Consents and Approvals.   Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act with respect to the Merger, Section 18(c) of the Federal Deposit Insurance Act (the “Bank Merger Act”) with respect to the Bank Merger and the Federal Reserve Act with respect to the FRS Membership and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices with the Illinois Department of Financial and Professional Regulation (the “IDFPR”) and the Kansas Office of the State Bank Commissioner (the “KOSBC”) in connection with the Merger and the Bank Merger, as applicable, and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking or insurance authorities listed on Section 3.4 of the CrossFirst Disclosure Schedule or Section 4.4 of the Busey Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meetings of CrossFirst’s and Busey’s respective stockholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and of the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by Busey in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration of effectiveness of the S-4, (f) the filing of the Certificates of Merger and the Certificate of Designation for the New Busey Preferred Stock with the Nevada Secretary pursuant to the NRS and the filing of the Bank Merger Certificates and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Busey Common Stock and New Busey Preferred Stock pursuant to this Agreement and the approval of the listing of such Busey Common Stock on NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by

CrossFirst of this Agreement or (ii) the consummation by CrossFirst of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, CrossFirst is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.
3.5   Reports.
(a)   CrossFirst and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2022 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the KOSBC or IDFPR (as applicable), (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) ((i) – (vii), collectively, “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CrossFirst. Subject to Section 9.14, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of CrossFirst and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of CrossFirst, investigation into the business or operations of CrossFirst or any of its Subsidiaries since January 1, 2022, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of CrossFirst or any of its Subsidiaries, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of CrossFirst or any of its Subsidiaries since January 1, 2022; in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CrossFirst.
(b)   An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by CrossFirst to the SEC since December 31, 2021 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “CrossFirst Reports”) is publicly available. No such CrossFirst Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all CrossFirst Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of CrossFirst has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the CrossFirst Reports.
3.6   Financial Statements.
(a)   The financial statements of CrossFirst and its Subsidiaries included (or incorporated by reference) in the CrossFirst Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of CrossFirst and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of CrossFirst and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of CrossFirst and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2020, no independent public accounting firm of CrossFirst has resigned (or informed CrossFirst that it intends to resign) or been dismissed as independent public accountants of CrossFirst as a result of, or in connection with, any disagreements with CrossFirst on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b)   Except as would not, either individually or in the aggregate, be material to CrossFirst and its Subsidiaries, taken as a whole, neither CrossFirst nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of CrossFirst included in its Annual and Quarterly Reports on Form 10-K and Form 10-Q for the fiscal year and quarter ended December 31, 2023 and June 30, 2024, respectively, (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2023, or in connection with this Agreement and the transactions contemplated hereby.
(c)   The records, systems, controls, data and information of CrossFirst and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of CrossFirst or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CrossFirst. CrossFirst (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to CrossFirst, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of CrossFirst by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to CrossFirst’s outside auditors and the audit committee of CrossFirst’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect CrossFirst’s ability to record, process, summarize and report financial information, and (B) to the knowledge of CrossFirst, any fraud, whether or not material, that involves management or other employees who have a significant role in CrossFirst’s internal controls over financial reporting. To the knowledge of CrossFirst, there is no reason to believe that CrossFirst’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due and for so long as this Agreement continues in existence.
(d)   Since January 1, 2022, (i) neither CrossFirst nor any of its Subsidiaries, nor, to the knowledge of CrossFirst, any director, officer, auditor, accountant or representative of CrossFirst or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of CrossFirst or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that CrossFirst or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing CrossFirst or any of its Subsidiaries, whether or not employed by CrossFirst or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by CrossFirst or any of its officers, directors, employees or agents to the Board of Directors of CrossFirst or any committee thereof or, to the knowledge of CrossFirst, to any director or officer of CrossFirst.
3.7   Broker’s Fees.   With the exception of the engagement of Keefe, Bruyette & Woods, Inc., a Stifel Company (“KBW”), neither CrossFirst nor any CrossFirst Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. CrossFirst has disclosed to Busey as of the date hereof the aggregate fees provided for in connection with the engagement by CrossFirst of KBW related to the Merger and the other transactions contemplated hereby.
3.8   Absence of Certain Changes or Events.
(a)   Since December 31, 2023, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CrossFirst.
(b)   Except in connection with the transactions contemplated by this Agreement, since December 31, 2023 through the date hereof, CrossFirst and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
3.9   Legal Proceedings.
(a)   Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on CrossFirst, neither CrossFirst nor any of its Subsidiaries is a party to any, and there are no pending or, to CrossFirst’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against CrossFirst or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b)   There is no injunction, order, judgment, decree, or regulatory restriction imposed upon CrossFirst, any of its Subsidiaries or the assets of CrossFirst or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to CrossFirst and its Subsidiaries, taken as a whole.
3.10   Taxes and Tax Returns.
(a)   Each of CrossFirst and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither CrossFirst nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of CrossFirst and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of CrossFirst and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither CrossFirst nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of CrossFirst and its Subsidiaries for all years to and including 2019 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither CrossFirst nor any of its Subsidiaries has received written notice of assessment or a written proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of CrossFirst and its Subsidiaries or the assets of CrossFirst and its Subsidiaries. There are no private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither CrossFirst nor any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among CrossFirst and its Subsidiaries). Neither CrossFirst nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was CrossFirst) or (ii) has any liability for the Taxes of any person (other than CrossFirst or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither CrossFirst nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither CrossFirst nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). At no time during the past five (5) years has CrossFirst been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. There are no Tax Liens upon any property or assets of CrossFirst or any of its Subsidiaries except Liens for current Taxes not yet due and payable that may thereafter be paid without interest or penalty, and Liens for material Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP. No material claim has ever been made by any Governmental Entity in a jurisdiction where CrossFirst or any of its Subsidiaries does not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.
(b)   As used in this Agreement, “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.
(c)   As used in this Agreement, “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
3.11   Employee Benefit Plans.
(a)   Section 3.11(a) of the CrossFirst Disclosure Schedule lists all material CrossFirst Benefit Plans. For purposes of this Agreement, “CrossFirst Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements, whether written or unwritten, that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, CrossFirst or any of its Subsidiaries for the benefit of any current or former employee, officer or director of CrossFirst or any of its Subsidiaries.
(b)   CrossFirst has heretofore made available to Busey true and complete copies of (i) each material CrossFirst Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such CrossFirst Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination or opinion letter, if any, relating to such CrossFirst Benefit Plan, (D) the most recently prepared actuarial report for each CrossFirst Benefit Plan (if applicable), and (E) all material non-routine correspondence to or from any Governmental Entity received in the last three (3) years with respect to such CrossFirst Benefit Plan.
(c)   Each CrossFirst Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.
(d)   Section 3.11(d) of the CrossFirst Disclosure Schedule identifies each CrossFirst Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “CrossFirst Qualified Plans”). The IRS has issued a favorable determination letter with respect to each CrossFirst Qualified Plan and the related trust, or with respect to a prototype or volume submitter plan, can rely on an opinion letter from the IRS to the pre-approved plan sponsor, and, to the knowledge of CrossFirst, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any CrossFirst Qualified Plan or the related trust.

(e)   Neither CrossFirst, any of its Subsidiaries nor any of their respective ERISA Affiliates has contributed (or had any obligation of any sort) in the last six (6) years to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
(f)   None of CrossFirst, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of CrossFirst, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full.
(g)   Neither CrossFirst nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code.
(h)   All contributions required to be made to any CrossFirst Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any CrossFirst Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of CrossFirst, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to CrossFirst and its Subsidiaries.
(i)   There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to CrossFirst’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the CrossFirst Benefit Plans, any fiduciaries thereof with respect to their duties to the CrossFirst Benefit Plans or the assets of any of the trusts under any of the CrossFirst Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to CrossFirst and its Subsidiaries.
(j)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any current or former employee, officer, director or individual independent contractor of CrossFirst or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, director or independent contractor of CrossFirst or any of its Subsidiaries, (iii) accelerate the timing of or cause CrossFirst or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any CrossFirst Benefit Plan, or (iv) result in any limitation on the right of CrossFirst or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any CrossFirst Benefit Plan or related trust.
(k)   No amount paid or payable (whether in cash, in property, or in the form of benefits) by CrossFirst or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(l)   Neither CrossFirst nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Sections 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).

(m)   No CrossFirst Benefit Plan is maintained outside the jurisdiction of the United States or covers any CrossFirst employee who resides or works outside of the United States.
3.12   Employees
(a)   There are no pending or, to the knowledge of CrossFirst, threatened material labor grievances or material unfair labor practice claims or charges against CrossFirst or any of its Subsidiaries, or any strikes or other material labor disputes against CrossFirst or any of its Subsidiaries. Neither CrossFirst nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of CrossFirst or any of its Subsidiaries and, to the knowledge of CrossFirst, there are no organizing efforts by any union or other group seeking to represent any employees of CrossFirst and its Subsidiaries.
(b)   CrossFirst and its Subsidiaries are in compliance in all material respects with, and since December 31, 2021 have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).
(c)   (i) To the knowledge of CrossFirst, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since December 31, 2021 against any employee of CrossFirst at the level of Executive Director or Director and above or with an annual base salary in excess of $200,000, (ii) since December 31, 2021, neither CrossFirst nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any employee of CrossFirst at the level of Executive Director or Director and above or with an annual base salary in excess of $200,000, and (iii) there are no proceedings currently pending or, to the knowledge of CrossFirst, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any employee of CrossFirst at the level of Executive Director or Director and above or with an annual base salary in excess of $200,000.
3.13   Compliance with Applicable Law.   CrossFirst and each of its Subsidiaries hold, and have at all times since December 31, 2021, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CrossFirst, and, to the knowledge of CrossFirst, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. CrossFirst and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to CrossFirst or any of its Subsidiaries, including all laws relating to the privacy and security of data or information that constitutes personal data or personal information or similar term under applicable law (“Personal Data”), the Gramm-Leach-Bliley Act (together with all rules promulgated thereunder, the “GLBA”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any final regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Each of CrossFirst’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on CrossFirst, none of CrossFirst, or any of its Subsidiaries or, to the knowledge of CrossFirst, any director, officer, employee, agent or other person acting on behalf of CrossFirst or any of its Subsidiaries has, directly or indirectly, (a) used any funds of CrossFirst or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of CrossFirst or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of CrossFirst or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of CrossFirst or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for CrossFirst or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for CrossFirst or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. CrossFirst maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) breach of security leading to the accidental or unlawful destruction, loss, alteration, unavailability, unauthorized disclosure or processing of, or access to, Personal Data transmitted, stored or otherwise processed, (ii) the unauthorized acquisition or processing of Personal Data that materially compromises the security, confidentiality, or integrity of Personal Data, (iii) ransomware, malware, or unauthorized access to CrossFirst IT Systems or (iv) any incident defined as a personal data breach, security breach, security incident, data breach or similar term in applicable laws (clauses (i) through (iv), a “CrossFirst Security Breach”). “CrossFirst IT Systems” means all information management equipment and systems necessary to or used in or to support the business of CrossFirst and its Subsidiaries, including all software, all databases and data systems and all computer hardware and other information and communications technology systems. To the knowledge of CrossFirst, CrossFirst has not experienced any CrossFirst Security Breach that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on CrossFirst. To the knowledge of CrossFirst, there are no data security or other technological vulnerabilities with respect to CrossFirst’s information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on CrossFirst. No claims or actions have been asserted, or to the knowledge of CrossFirst, threatened, against CrossFirst or any of its Subsidiaries alleging a violation of such person’s privacy, personal or confidentiality rights under any applicable laws, rules, policies, procedures or contracts, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CrossFirst. None of CrossFirst and its Subsidiaries administers any accounts for which it acts, or is required under the terms of the governing documents or applicable state, federal and foreign law to act, as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.
3.14   Certain Contracts.
(a)   Except as filed with or incorporated into any CrossFirst Report filed prior to the date hereof, as of the date hereof, neither CrossFirst nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any CrossFirst Benefit Plan): (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that materially restricts the conduct or any line of business by CrossFirst or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect); (iii) which is a collective bargaining agreement or similar agreement with any labor organization; (iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite CrossFirst Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CrossFirst; (v) (A) that relates to the incurrence of indebtedness by CrossFirst or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) that provides for the guarantee, support, assumption or endorsement by CrossFirst or any of its Subsidiaries of, or any similar commitment by CrossFirst or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $100,000 or more, or (C) the principal purpose of which is to provide for any material indemnification or similar obligations on the part of CrossFirst or any of its Subsidiaries; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of CrossFirst or its Subsidiaries, taken as a whole; (vii) which creates future payment obligations in excess of $300,000 per annum or $500,000 with respect to any individual payment other than any such contracts which are terminable by CrossFirst or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by CrossFirst or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business; (viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of CrossFirst or any of its Subsidiaries; (ix) that is a lease of real property to which CrossFirst or any of its Subsidiaries is a party; (x) that is a joint venture, partnership or similar contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other person; (xi) in which CrossFirst or any of its Subsidiaries grants or is granted a license or similar under any material Intellectual Property, where such contract is material to the businesses of CrossFirst and its Subsidiaries, taken as a whole, excluding, in each case, (A) contracts providing rights for generally commercially available off-the-shelf software licensed or provided on non-discriminatory terms and (B) non-exclusive contracts entered into with customers or suppliers in the ordinary course of business; (xii) that is a material consulting agreement with payments in excess of $200,000, to which CrossFirst or any of its Subsidiaries is a party; or (xiii) that relates to the acquisition or disposition of any person, business or asset and under which CrossFirst or its Subsidiaries have or may have a material obligation or liability. Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a) (excluding any CrossFirst Benefit Plan), whether or not set forth in the CrossFirst Disclosure Schedule, is referred to herein as a “CrossFirst Contract.” CrossFirst has made available to Busey true, correct and complete copies of each CrossFirst Contract in effect as of the date hereof.
(b)   In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CrossFirst, (i) each CrossFirst Contract is valid and binding on CrossFirst or one of its Subsidiaries, as applicable, and in full force and effect, (ii) CrossFirst and each of its Subsidiaries has in all material respects complied with and performed all obligations required to be performed by it to date under each CrossFirst Contract, (iii) to the knowledge of CrossFirst, each third-party counterparty to each CrossFirst Contract has in all material respects complied with and performed all obligations required to be performed by it to date under such CrossFirst Contract, (iv) CrossFirst does not have knowledge of, and has not received notice of, any violation of any CrossFirst Contract by any of the other parties thereto, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of CrossFirst or any of its Subsidiaries, or to the knowledge of CrossFirst, any other party thereto, of or under any such CrossFirst Contract and (vi) no third-party counterparty to any CrossFirst Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any CrossFirst Contract.
3.15   Agreements with Regulatory Agencies.   Subject to Section 9.14, neither CrossFirst nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the CrossFirst Disclosure Schedule, a “CrossFirst Regulatory Agreement”), nor has CrossFirst or any of its Subsidiaries been advised in writing since January 1, 2022, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such CrossFirst Regulatory Agreement.
3.16   Risk Management Instruments.   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on CrossFirst, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of CrossFirst, any of its Subsidiaries or for the account of a customer of CrossFirst or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of CrossFirst or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) CrossFirst and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to CrossFirst’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
3.17   Environmental Matters.   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on CrossFirst, CrossFirst and its Subsidiaries are in compliance, and have complied since January 1, 2022, with each federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement applicable to CrossFirst and its Subsidiaries relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no pending legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of CrossFirst, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on CrossFirst or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against CrossFirst, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CrossFirst. To the knowledge of CrossFirst, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CrossFirst.
3.18   Investment Securities and Commodities.
(a)   Each of CrossFirst and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the CrossFirst Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of CrossFirst or its Subsidiaries. Such securities and commodities are valued on the books of CrossFirst in accordance with GAAP in all material respects.
(b)   CrossFirst and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that CrossFirst believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, CrossFirst has made available to Busey the material terms of such policies, practices and procedures.
3.19   Real Property.   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CrossFirst, (a) CrossFirst or a CrossFirst Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the CrossFirst Reports as being owned by CrossFirst or a CrossFirst Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the

“CrossFirst Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such CrossFirst Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with CrossFirst Owned Properties, the “CrossFirst Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of CrossFirst, the lessor. There are no pending or, to the knowledge of CrossFirst, threatened condemnation proceedings against CrossFirst Real Property.
3.20   Intellectual Property.   CrossFirst and each of its Subsidiaries owns (free and clear of any material Liens), or is licensed or authorized to use, all material Intellectual Property used in, held for use in or necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CrossFirst, (a) (i) to the knowledge of CrossFirst, the conduct of their businesses by CrossFirst and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in material compliance with any applicable license pursuant to which CrossFirst or any CrossFirst Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of CrossFirst, no person has asserted in writing since January 1, 2022 to CrossFirst that CrossFirst or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of CrossFirst, infringing on, misappropriating or otherwise violating, any right of CrossFirst or any of its Subsidiaries with respect to any Intellectual Property owned by CrossFirst or its Subsidiaries that are held for use in or necessary for the conduct of its business as currently conducted, (c) neither CrossFirst nor any CrossFirst Subsidiary has, since January 1, 2022, received any written notice of any pending claim with respect to any Intellectual Property owned by CrossFirst or any CrossFirst Subsidiary that are held for use in or necessary for the conduct of its business as currently conducted, and (d) CrossFirst and its Subsidiaries have taken commercially reasonable actions to maintain and protect all Intellectual Property owned by CrossFirst and its Subsidiaries held for use in or necessary for the conduct of its business as currently conducted. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, social media identifiers and accounts, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and confidential or proprietary know-how or information; copyrights and rights in works of authorship (including software), and all registrations, applications for registration, renewals, common law rights and moral rights associated with the foregoing; rights in data and databases; all other intellectual property or proprietary rights anywhere in the world.
3.21   Related Party Transactions.   There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between CrossFirst or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of CrossFirst or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding CrossFirst Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of CrossFirst) on the other hand, of the type required to be reported in any CrossFirst Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (taking into account all relevant instructions and guidance for reporting under Item 404 of Regulation S-K) that have not been so reported on a timely basis.

3.22   State Takeover Laws.   The Board of Directors of CrossFirst has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”). In accordance with Section 17-6712(b)(1) of the KGCC, no appraisal or dissenters’ rights will be available to the holders of CrossFirst Common Stock in connection with the Merger.
3.23   Reorganization.   CrossFirst has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
3.24   Opinion.   Prior to the execution of this Agreement, the Board of Directors of CrossFirst has received an opinion (which, if initially rendered verbally, has been or will be confirmed in a written opinion, dated the same date) of KBW to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of CrossFirst Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.
3.25   CrossFirst Information.   The information that is provided by CrossFirst relating to CrossFirst and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to CrossFirst and its Subsidiaries that is provided by CrossFirst or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Busey or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Joint Proxy Statement and the portions of the S-4 that contain information provided by CrossFirst relating to CrossFirst and any of its Subsidiaries will comply in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations under the Securities Act and the Exchange Act.
3.26   Loan Portfolio.
(a)   As of the date hereof, neither CrossFirst nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) with any borrower (each a “Borrower”) in which CrossFirst or any Subsidiary of CrossFirst is a creditor which as of July 31, 2024, had an outstanding balance plus unfunded commitments, if any (collectively, the “Total Borrower Commitment”), of $250,000 or more and under the terms of which the Borrower was, as of July 31, 2024, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 3.26(a) of the CrossFirst Disclosure Schedule is a true, correct and complete list of (i) all of the Loans of CrossFirst and its Subsidiaries that, as of July 31, 2024, had an outstanding balance of $250,000 or more and (A) were classified by CrossFirst as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans”, “Watch” or words of similar import, (B) were the subject of any notice to CrossFirst or any of its Subsidiaries from any obligor of adverse environmental conditions potentially affecting the value of any collateral for such Loan, (C) with respect to which CrossFirst has knowledge of potential violations of any Environmental Laws that may have occurred on the property serving as collateral for such Loan or by any obligor of such Loan and (D) represent an extension of credit to an executive officer or director of CrossFirst or its Subsidiaries or an entity controlled by an executive officer or director of CrossFirst or its Subsidiaries, in each case together with the principal amount and accrued and unpaid interest on each such Loan and the identity of the Borrower thereunder, together with the aggregate principal amount and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (ii) each asset of CrossFirst or any of its Subsidiaries that, as of July 31, 2024, is classified as “Other Real Estate Owned” and the book value thereof.
(b)   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CrossFirst, each Loan of CrossFirst and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of CrossFirst and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions and (iv) to the knowledge of CrossFirst, none of the Loans of CrossFirst or its Subsidiaries is subject to any material offset or claim of offset and the aggregate loan balances in excess of CrossFirst’s allowance for loan and lease losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.
(c)   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CrossFirst, each outstanding Loan of CrossFirst or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of CrossFirst and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(d)   There has been no default on, or forgiveness or waiver of, in whole or in part, any Loan made to an executive officer or director of CrossFirst or its Subsidiaries or an entity controlled by an executive officer or director of CrossFirst or its Subsidiaries during the three (3) years immediately preceding the date hereof.
(e)   CrossFirst’s allowance for loan and lease losses reflected in the financial statements of CrossFirst (including footnotes thereto) was determined on the basis of CrossFirst’s continuing review and evaluation of the portfolio of the Loans of CrossFirst and its Subsidiaries under the requirements of GAAP and applicable law, was established in a manner consistent with CrossFirst’s internal policies, and, in the reasonable judgment of CrossFirst, was adequate in all material respects under the requirements of GAAP and all applicable law to provide for possible or specific losses, net of recoveries relating to the Loans previously charged-off, on the Loans of CrossFirst and its Subsidiaries.
3.27   Insurance.   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CrossFirst, CrossFirst and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of CrossFirst reasonably has determined to be prudent and consistent with industry practice, and CrossFirst and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of CrossFirst and its Subsidiaries, CrossFirst or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.
3.28   Information Security.   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CrossFirst, to the knowledge of CrossFirst, since January 1, 2022, no third party has gained unauthorized access to any CrossFirst IT System controlled by and material to the operation of the business of CrossFirst and its Subsidiaries.
3.29   Subordinated Indebtedness.   CrossFirst has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 6.17 of the CrossFirst Disclosure Schedule, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUSEY
Except (a) as disclosed in the disclosure schedule delivered by Busey to CrossFirst concurrently herewith (the “Busey Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Busey Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Busey that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (A) any other section of this Article IV specifically referenced or cross-referenced and (B) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Busey Reports filed by Busey after January 1, 2024 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), and assuming each party’s compliance with its obligations set forth in Section 1.14, Busey hereby represents and warrants to CrossFirst as follows:
4.1   Corporate Organization.
(a)   Busey is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and is a bank holding company duly registered under the BHC Act. Busey has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Busey is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Busey. True and complete copies of the Busey Articles and Busey Bylaws, as in effect as of the date of this Agreement, have previously been made available by Busey to CrossFirst.
(b)   Each Subsidiary of Busey (a “Busey Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Busey, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Busey to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Busey that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the Busey Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Busey as of the date hereof.
4.2   Capitalization.
(a)   As of the date of this Agreement, the authorized capital stock of Busey consists of 100,000,000 shares of Busey Common Stock and 1,000,000 shares of preferred stock, par value $0.001 (the “Busey Preferred Stock”). As of August 23, 2024, there are (i) 56,854,784 shares of Busey Common Stock outstanding, (ii) 2,691,489 shares of Busey Common Stock held in treasury, (iii) 17,306 shares of Busey Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Busey Common Stock granted under the Busey Stock Plans and granted under plans acquired through previous acquisitions (“Busey Stock Options”), (iv) 1,095,349 shares of Busey Common Stock reserved for issuance upon the settlement of outstanding Busey Restricted Stock Unit Awards and accumulated dividend equivalents thereon, (v) 524,602 shares of Busey Common Stock reserved for issuance upon the settlement of outstanding Busey Performance Stock Unit Awards (assuming performance goals applicable to Busey Performance Stock Unit Awards are satisfied at the target level), (vi) 219,654 shares of Busey Common Stock reserved for issuance upon the settlement of outstanding deferred stock unit awards and accumulated dividend equivalents thereon (“Busey Deferred Stock Unit

Awards”), (vii) 1,311,251 shares of Busey Common Stock reserved for issuance pursuant to future grants under the Busey Stock Plans, (viii) 419,809 shares of Busey Common Stock reserved for issuance pursuant to future grants under the Busey Employee Stock Purchase Plan (the “Busey ESPP”) and (ix) zero shares of Busey Preferred Stock outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since August 23, 2024, resulting from the exercise, vesting or settlement of any Busey Equity Awards described in the immediately preceding sentence or shares issued in respect of the Busey ESPP, there are no other shares of capital stock or other equity or voting securities of Busey issued, reserved for issuance or outstanding. As used herein, the “Busey Stock Plans” means the Busey Amended 2020 Equity Incentive Plan, the First Community Financial Partners, Inc. 2016 Equity Incentive Plan, the Busey Corporation 2010 Equity Incentive Plan and the First Community Financial Partners, Inc. Amended and Restated 2008 Equity Incentive Plan. All of the issued and outstanding shares of Busey Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Busey may vote. No trust preferred or subordinated debt securities of Busey are issued or outstanding. Other than Busey Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a) and shares issuable in respect of Busey ESPP, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Busey, or contracts, commitments, understandings or arrangements by which Busey may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Busey, or that otherwise obligate Busey to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Busey is a party or is bound with respect to the voting or transfer of Busey Common Stock or other equity interests of Busey.
(b)   Busey owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Busey Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Busey Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
4.3   Authority; No Violation.
(a)   Busey has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger, the Bank Merger, the FRS Membership, the Busey Articles Amendment and the Busey Bylaw Amendment) have been duly and validly approved by the Board of Directors of Busey. The Board of Directors of Busey has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Busey and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Busey’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (i) the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Busey Common Stock entitled to vote on this Agreement (the “Requisite Busey Merger Vote”), (ii) the approval of the issuance of shares of Busey Common Stock in connection with the Merger by the affirmative vote of the majority of the votes cast by the holders of Busey Common Stock at the Busey Meeting (the “Busey Share Issuance Vote” and, together with the Requisite Busey Merger Vote, the “Requisite Busey Vote” ), (iii) the adoption, approval and filing of a Certificate of Designation with respect to the New Busey Preferred Stock with the Nevada Secretary, (iv) the adoption and approval of the Bank Merger Agreement by the Board of Directors of Busey Bank and Busey as Busey Bank’s sole stockholder and (v) the adoption of resolutions to give effect to the provisions of Section 6.11 in connection with the Closing, no other corporate proceedings on the part of Busey are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Busey and (assuming due authorization, execution and delivery by CrossFirst) constitutes a valid and binding obligation of Busey, enforceable against Busey in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Busey Common Stock and New Busey Preferred Stock to be issued in the Merger have been validly authorized, when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Busey will have any preemptive right or similar rights in respect thereof.
(b)   Neither the execution and delivery of this Agreement by Busey, nor the consummation by Busey of the transactions contemplated hereby, including the Bank Merger and the FRS Membership, nor compliance by Busey with any of the terms or provisions hereof, will (i) violate any provision of the Busey Articles or the Busey Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Busey, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Busey or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Busey or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (A) and (B) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Busey.
4.4   Consents and Approvals.   Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act with respect to the Merger, the Bank Merger Act with respect to the Bank Merger and the Federal Reserve Act with respect to the FRS Membership and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices with the IDFPR and the KOSBC in connection with the Merger and the Bank Merger, as applicable, (d) the filing of any required applications, filings or notices with any state banking or insurance authorities listed on Section 3.4 of the CrossFirst Disclosure Schedule or Section 4.4 of the Busey Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (f) the filing of the Certificates of Merger and the Certificate of Designation for the New Busey Preferred Stock with the Nevada Secretary pursuant to the NRS, and the filing of the Bank Merger Certificates and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Busey Common Stock and New Busey Preferred Stock pursuant to this Agreement and the approval of the listing of such Busey Common Stock on NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Busey of this Agreement or (ii) the consummation by Busey of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Busey is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger, the FRS Membership and Bank Merger on a timely basis.
4.5   Reports.
(a)   Busey and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2022 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Busey. Subject to Section 9.14, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Busey and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Busey, investigation into the business or operations of Busey or any of its Subsidiaries since January 1, 2022, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Busey or any of its Subsidiaries, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Busey or any of its Subsidiaries since January 1, 2022; in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Busey.
(b)   An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by Busey to the SEC since December 31, 2021 pursuant to the Securities Act or the Exchange Act (the “Busey Reports”) is publicly available. No such Busey Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Busey Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Busey has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Busey Reports.
4.6   Financial Statements.
(a)   The financial statements of Busey and its Subsidiaries included (or incorporated by reference) in the Busey Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Busey and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Busey and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Busey and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2020, no independent public accounting firm of Busey has resigned (or informed Busey that it intends to resign) or been dismissed as independent public accountants of Busey as a result of, or in connection with, any disagreements with Busey on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b)   Except as would not, either individually or in the aggregate, be material to Busey and its Subsidiaries, taken as a whole, neither Busey nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Busey included in its

Annual and Quarterly Reports on Form 10-K and Form 10-Q for the fiscal year and quarter ended December 31, 2023 and June 30, 2024, respectively, (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2023, or in connection with this Agreement and the transactions contemplated hereby.
(c)   The records, systems, controls, data and information of Busey and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Busey or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Busey. Busey (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Busey, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Busey by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Busey’s outside auditors and the audit committee of Busey’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect Busey’s ability to record, process, summarize and report financial information, and (B) to the knowledge of Busey, any fraud, whether or not material, that involves management or other employees who have a significant role in Busey’s internal controls over financial reporting. To the knowledge of Busey, there is no reason to believe that Busey’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due and for so long as this Agreement continues in existence.
(d)   Since January 1, 2022, (i) neither Busey nor any of its Subsidiaries, nor, to the knowledge of Busey, any director, officer, auditor, accountant or representative of Busey or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Busey or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Busey or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Busey or any of its Subsidiaries, whether or not employed by Busey or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Busey or any of its officers, directors, employees or agents to the Board of Directors of Busey or any committee thereof or, to the knowledge of Busey, to any director or officer of Busey.
4.7   Broker’s Fees.   With the exception of the engagement of Raymond James & Associates, Inc. (“Raymond James” ), neither Busey nor any Busey Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Busey has disclosed to CrossFirst as of the date hereof the aggregate fees provided for in connection with the engagement by Busey of Raymond James related to the Merger and the other transactions contemplated hereby.
4.8   Absence of Certain Changes or Events.
(a)   Since December 31, 2023, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Busey.
(b)   Except in connection with the transactions contemplated by this Agreement, since December 31, 2023 through the date hereof, Busey and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9   Legal Proceedings.
(a)   Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Busey, neither Busey nor any of its Subsidiaries is a party to any, and there are no pending or, to Busey’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Busey or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b)   There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Busey, any of its Subsidiaries or the assets of Busey or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to Busey and its Subsidiaries, taken as a whole.
4.10   Taxes and Tax Returns.   Each of Busey and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Busey nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of Busey and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Busey and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither Busey nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Busey and its Subsidiaries for all years to and including 2019 have been examined by the Internal Revenue Service or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither Busey nor any of its Subsidiaries has received written notice of assessment or a written proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Busey and its Subsidiaries or the assets of Busey and its Subsidiaries. There are no private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither Busey nor any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Busey and its Subsidiaries). Neither Busey nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Busey) or (b) has any liability for the Taxes of any person (other than Busey or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Busey nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Busey nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). At no time during the past five (5) years has Busey been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. There are no Tax Liens upon any property or assets of Busey or any of its Subsidiaries except Liens for current Taxes not yet due and payable that may thereafter be paid without interest or penalty, and Liens for material Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP. No material claim has ever been made by any Governmental Entity in a jurisdiction where Busey or any of its Subsidiaries does not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.
4.11   Employee Benefit Plans.
(a)   Section 4.11(a) of the Busey Disclosure Schedule lists all material Busey Benefit Plans. For purposes of this Agreement, “Busey Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements, whether written or unwritten, that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, Busey or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Busey or any of its Subsidiaries.
(b)   Busey has heretofore made available to CrossFirst true and complete copies of (i) each material Busey Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such Busey Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination or opinion letter, if any, relating to such Busey Benefit Plan, (D) the most recently prepared actuarial report for each Busey Benefit Plan (if applicable), and (E) all material non-routine correspondence to or from any Governmental Entity received in the last three (3) years with respect to such Busey Benefit Plan.
(c)   Each Busey Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.
(d)   Section 4.11(d) of the Busey Disclosure Schedule identifies each Busey Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Busey Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Busey Qualified Plan and the related trust, or with respect to a prototype or volume submitter plan, can rely on an opinion letter from the IRS to the pre-approved plan sponsor, and, to the knowledge of Busey, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Busey Qualified Plan or the related trust.
(e)   Neither Busey, any of its Subsidiaries nor any of their respective ERISA Affiliates has contributed (or had any obligation of any sort) in the last six (6) years to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.
(f)   None of Busey, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan, and none of Busey, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full.
(g)   Neither Busey nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code.
(h)   All contributions required to be made to any Busey Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Busey Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Busey, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Busey and its Subsidiaries.
(i)   There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Busey’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Busey Benefit Plans, any fiduciaries thereof with respect to their duties to the Busey Benefit Plans or the assets of any of the trusts under any of the Busey Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Busey and its Subsidiaries.
(j)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any current or former employee, officer, director or individual independent contractor of Busey or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, director or independent contractor of Busey or any of its Subsidiaries, (iii) accelerate the timing of or cause Busey or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Busey Benefit Plan, or (iv) result in any limitation on the right of Busey or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Busey Benefit Plan or related trust.
(k)   No amount paid or payable (whether in cash, in property, or in the form of benefits) by Busey or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(l)   Neither Busey nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Sections 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).
(m)   No Busey Benefit Plan is maintained outside the jurisdiction of the United States or covers any Busey employee who resides or works outside of the United States.
4.12   Employees
(a)   There are no pending or, to the knowledge of Busey, threatened material labor grievances or material unfair labor practice claims or charges against Busey or any of its Subsidiaries, or any strikes or other material labor disputes against Busey or any of its Subsidiaries. Neither Busey nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Busey or any of its Subsidiaries and, to the knowledge of Busey, there are no organizing efforts by any union or other group seeking to represent any employees of Busey and its Subsidiaries.
(b)   Busey and its Subsidiaries are in compliance in all material respects with, and since December 31, 2021 have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).
(c)   (i) To the knowledge of Busey, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since December 31, 2021 against any employee of Busey at the level of Senior Vice President and above, (ii) since December 31, 2021, neither Busey nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any employee of Busey at the level of Senior Vice President and above, and (iii) there are no proceedings currently pending or, to the knowledge of Busey, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any employee of Busey at the level of Senior Vice President and above.
4.13   Compliance with Applicable Law.   Busey and each of its Subsidiaries hold, and have at all times since December 31, 2021, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Busey, and, to the knowledge of Busey, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Busey and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Busey or any of its Subsidiaries, including all laws relating to Personal Data, the GLBA, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any final regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Each of Busey’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Busey, none of Busey, or any of its Subsidiaries, or, to the knowledge of Busey, any director, officer, employee, agent or other person acting on behalf of Busey or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Busey or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Busey or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Busey or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Busey or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Busey or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Busey or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Busey maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) a breach of security leading to the accidental or unlawful destruction, loss, alteration, unavailability, unauthorized disclosure or processing of, or access to, Personal Data transmitted, stored or otherwise processed, (ii) the unauthorized acquisition or processing of Personal Data that materially compromises the security, confidentiality, or integrity of Personal Data, (iii) ransomware, malware, or unauthorized access to Busey IT Systems or (iv) any incident defined as a personal data breach, security breach, security incident, data breach or similar term in applicable laws (clauses (i) through (iv), a “Busey Security Breach”). “Busey IT Systems” means all information management equipment and systems necessary to or used in or to support the business of Busey and its Subsidiaries, including all software, all databases and data systems and all computer hardware and other information and communications technology systems. To the knowledge of Busey, Busey has not experienced any Busey Security Breach that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Busey. To the knowledge of Busey, there are no data security or other technological vulnerabilities with respect to Busey information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Busey. No claims or actions have been asserted, or to the knowledge of Busey, threatened, against Busey or any of its Subsidiaries alleging a violation of such person’s privacy, personal or confidentiality rights under any applicable laws, rules, policies, procedures or contracts, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Busey. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Busey: (A) Busey and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (B) none of Busey, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
4.14   Certain Contracts.
(a)   Except as filed with or incorporated into any Busey Report filed prior to the date hereof, as of the date hereof, neither Busey nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral but excluding any Busey Benefit Plan): (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that materially restricts the conduct on any line of business by Busey or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect); (iii) which is a collective bargaining agreement or similar agreement with any labor organization; (iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite Busey Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Busey; (v) (A) that relates to the incurrence of indebtedness by Busey or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) that provides for the guarantee, support, assumption or endorsement by Busey or any of its Subsidiaries of, or any similar commitment by Busey or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $150,000 or more, or (C) the principal purpose of which is to provide for any material indemnification or similar obligations on the part of Busey or any of its Subsidiaries; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Busey or its Subsidiaries, taken as a whole; (vii) which creates future payment obligations in excess of $750,000 per annum or $1,000,000 with respect to any individual payment other than any such contracts which are terminable by Busey or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by Busey or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business; (viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of Busey or any of its Subsidiaries; (ix) that is a joint venture, partnership or similar contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other person; (x) in which Busey or any of its Subsidiaries grants or is granted a license or similar under any material Intellectual Property, where such contract is material to the businesses of Busey and its Subsidiaries, taken as a whole, excluding, in each case, (A) contracts providing rights for generally commercially available off-the-shelf software licensed or provided on non-discriminatory terms and (B) non-exclusive contracts entered into with customers or suppliers in the ordinary course of business; (xi) that is a material consulting agreement with payments in excess of $250,000, to which Busey or any of its Subsidiaries is a party; or (xii) that relates to the acquisition or disposition of any person, business or asset and under which Busey or its Subsidiaries have or may have a material obligation or liability. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a) (excluding any Busey Benefit Plan), whether or not set forth in the Busey Disclosure Schedule, is referred to herein as a “Busey Contract”. Busey has made available to CrossFirst true, correct and complete copies of each Busey Contract in effect as of the date hereof.

(b)   In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Busey, (i) each Busey Contract is valid and binding on Busey or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Busey and each of its Subsidiaries has in all material respects complied with and performed all obligations required to be performed by it to date under each Busey Contract, (iii) to the knowledge of Busey, each third-party counterparty to each Busey Contract has in all material respects complied with and performed all obligations required to be performed by it to date under such Busey Contract, (iv) Busey does not have knowledge of, and has not received notice of, any violation of any Busey Contract by any of the other parties thereto, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Busey or any of its Subsidiaries, or to the knowledge of Busey, any other party thereto, of or under any such Busey Contract and (vi) no third-party counterparty to any Busey Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any Busey Contract.
4.15   Agreements with Regulatory Agencies.   Subject to Section 9.14, neither Busey nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Busey Disclosure Schedule, a “Busey Regulatory Agreement”), nor has Busey or any of its Subsidiaries been advised in writing since January 1, 2022, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Busey Regulatory Agreement.
4.16   Risk Management Instruments.   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Busey, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Busey, any of its Subsidiaries or for the account of a customer of Busey or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Busey or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) Busey and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Busey’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
4.17   Environmental Matters.   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Busey, Busey and its Subsidiaries are in compliance, and have complied since January 1, 2022, with all Environmental Laws applicable to Busey and its Subsidiaries. There are no pending legal, administrative, arbitral or other proceedings, claims or actions, or, to the knowledge of Busey any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Busey or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Busey, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Busey. To the knowledge of Busey, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Busey.

4.18   Investment Securities and Commodities.
(a)   Each of Busey and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the Busey Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Busey or its Subsidiaries. Such securities and commodities are valued on the books of Busey in accordance with GAAP in all material respects.
(b)   Busey and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Busey believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Busey has made available to CrossFirst the material terms of such policies, practices and procedures.
4.19   Real Property.   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Busey, (a) Busey or a Busey Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Busey Reports as being owned by Busey or a Busey Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Busey Owned Properties”), free and clear of all Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Busey Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with Busey Owned Properties, the “Busey Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Busey, the lessor. There are no pending or, to the knowledge of Busey, threatened condemnation proceedings against Busey Real Property.
4.20   Intellectual Property.   Busey and each of its Subsidiaries owns (free and clear of any material Liens), or is licensed or authorized to use, all material Intellectual Property used in, held for use in or necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Busey, (a) (i) to the knowledge of Busey, the conduct of their businesses by Busey and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in material compliance with any applicable license pursuant to which Busey or any Busey Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of Busey, no person has asserted in writing since January 1, 2022 to Busey that Busey or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of Busey, infringing on, misappropriating or otherwise violating, any right of Busey or any of its Subsidiaries with respect to any Intellectual Property owned by Busey or its Subsidiaries that are held for use in or necessary for the conduct of its business as currently conducted, (c) neither Busey nor any Busey Subsidiary has, since January 1, 2022, received any written notice of any pending claim with respect to any Intellectual Property owned by Busey or any Busey Subsidiary that are held for use in or necessary for the conduct of its business as currently conducted, and (d) Busey and its Subsidiaries have taken commercially reasonable actions to maintain and protect all Intellectual Property owned by Busey and its Subsidiaries and held for use in or necessary for the conduct of its business as currently conducted.
4.21   Related Party Transactions.   There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Busey or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Busey or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Busey Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Busey) on the other hand, of the type required to be reported in any Busey Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (taking into account all relevant instructions and guidance for reporting under Item 404 of Regulation S-K) that have not been so reported on a timely basis.

4.22   State Takeover Laws.   The Board of Directors of Busey has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Statutes.
4.23   Reorganization.   Busey has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
4.24   Opinion.   Prior to the execution of this Agreement, the Board of Directors of Busey has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Raymond James to the effect that as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to Busey. Such opinion has not been amended or rescinded as of the date of this Agreement.
4.25   Busey Information.   The information that is provided by Busey relating to Busey and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to Busey and its Subsidiaries that is provided by Busey or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to CrossFirst or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Joint Proxy Statement and S-4 (except for such portions thereof that relate to CrossFirst or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations under the Securities Act and the Exchange Act.
4.26   Loan Portfolio.
(a)   As of the date hereof, neither Busey nor any of its Subsidiaries is a party to any Loan with a Borrower in which Busey or any Subsidiary of Busey is a creditor which as of July 31, 2024, had Total Borrower Commitment of $500,000 or more and under the terms of which the Borrower was, as of July 31, 2024, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 4.25(a) of the Busey Disclosure Schedule is a true, correct and complete list of (i) all of the Loans of Busey and its Subsidiaries that, as of July 31, 2024, had an outstanding balance of $500,000 or more and (A) were classified by Busey as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans”, “Watch” or words of similar import, (B) were the subject of any notice to Busey or any of its Subsidiaries from any obligor of adverse environmental conditions potentially affecting the value of any collateral for such Loan, (C) with respect to which Busey has knowledge of potential violations of any Environmental Laws that may have occurred on the property serving as collateral for such Loan or by any obligor of such Loan and (D) represent an extension of credit to an executive officer or director of Busey or its Subsidiaries or an entity controlled by an executive officer or director of Busey or its Subsidiaries, in each case together with the principal amount and accrued and unpaid interest on each such Loan and the identity of the Borrower thereunder, together with the aggregate principal amount and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (ii) each asset of Busey or any of its Subsidiaries that, as of July 31, 2024, is classified as “Other Real Estate Owned” and the book value thereof.
(b)   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Busey, each Loan of Busey and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Busey and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions and (iv) to the knowledge of Busey, none of the Loans of Busey or its Subsidiaries is subject to any material offset or claim of offset and the aggregate loan balances in excess of Busey’s allowance for loan and lease losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.
(c)   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Busey, each outstanding Loan of Busey or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Busey and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(d)   There has been no default on, or forgiveness or waiver of, in whole or in part, any Loan made to an executive officer or director of Busey or its Subsidiaries or an entity controlled by an executive officer or director of Busey or its Subsidiaries during the three (3) years immediately preceding the date hereof.
(e)   Busey’s allowance for loan and lease losses reflected in the financial statements of Busey (including footnotes thereto) was determined on the basis of Busey’s continuing review and evaluation of the portfolio of the Loans of Busey and its Subsidiaries under the requirements of GAAP and applicable law, was established in a manner consistent with Busey’s internal policies, and, in the reasonable judgment of Busey, was adequate in all material respects under the requirements of GAAP and all applicable law to provide for possible or specific losses, net of recoveries relating to the Loans previously charged-off, on the Loans of Busey and its Subsidiaries.
4.27   Insurance.   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Busey, Busey and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Busey reasonably has determined to be prudent and consistent with industry practice, and Busey and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Busey and its Subsidiaries, Busey or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.
4.28   Information Security.   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Busey, to the knowledge of Busey, since January 1, 2022, no third party has gained unauthorized access to any Busey IT System controlled by and material to the operation of the business of Busey and its Subsidiaries.
ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1   Conduct of Businesses Prior to the Effective Time.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the CrossFirst Disclosure Schedule or the Busey Disclosure Schedule), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of Busey and CrossFirst shall, and shall cause its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and (c) take no action intended to, or that would reasonably be expected to, result in any of the conditions to the Merger set forth in, in the case of CrossFirst, Section 7.1 or Section 7.2, and in the case of Busey, Section 7.1 or Section 7.3, not being satisfied in a timely manner, or materially adversely affect, delay or impair its ability to perform its obligations, covenants, and agreements, including, without limitation, the ability of either CrossFirst or Busey to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby, under this Agreement or to consummate the transactions contemplated hereby, in each case, except as may be required by applicable law.

5.2   CrossFirst Forbearances.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the CrossFirst Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, CrossFirst shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Busey (such consent not to be unreasonably withheld, conditioned or delayed):
(a)   other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months, (ii) borrowings under CrossFirst’s existing lines of credit, (iii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, and (iv) wholesale time deposits with a term not in excess of twelve (12) months, incur any indebtedness for borrowed money (other than indebtedness of CrossFirst or any of its wholly-owned Subsidiaries to CrossFirst or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;
(b)
(i)   adjust, split, combine or reclassify any capital stock;
(ii)   make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) dividends paid by any of the Subsidiaries of CrossFirst to CrossFirst or any of its wholly-owned Subsidiaries, (B) dividends provided for and paid on shares of CrossFirst Preferred Stock in accordance with the terms of such CrossFirst Preferred Stock, (C) regular distributions on outstanding trust preferred securities in accordance with their terms or (D) the acceptance of shares of CrossFirst Common Stock as payment for the exercise price of CrossFirst Stock Appreciation Rights or for withholding Taxes incurred in connection with the exercise of CrossFirst Stock Appreciation Rights or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;
(iii)   grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of CrossFirst or any of its Subsidiaries; or
(iv)   issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of CrossFirst or any of its Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of CrossFirst or any of its Subsidiaries, except pursuant to the exercise of stock options or stock appreciation rights or the vesting or settlement of equity compensation awards in accordance with their terms;
(c)   other than loan syndications and participations in the ordinary course of business and consistent with CrossFirst’s loan approval policies and not in excess of $20,000,000 per such transaction, sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;
(d)   except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business or the purchase of United States Treasury Department or “AAA” rated debt securities in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than a wholly-owned Subsidiary of CrossFirst;
(e)   terminate, materially amend, or waive any material provision of any CrossFirst Contract, other than renewals of CrossFirst Contracts in the ordinary course of business with terms of twelve (12) months or less (but only if such CrossFirst Contract provides for payments of no more than $300,000 in such twelve (12) month period), make any change in any instrument or agreement governing the terms of any of its securities or enter into any contract that would constitute a CrossFirst Contract if it were in effect on the date of this Agreement;
(f)   except as required under applicable law, or the terms of any CrossFirst Benefit Plan existing as of the date hereof or Section 6.6 of this Agreement, (i) enter into, establish, adopt, amend or terminate any CrossFirst Benefit Plan, or any arrangement that would be a CrossFirst Benefit Plan if in effect on the date hereof, other than with respect to broad-based welfare benefit plans (other than severance) in the ordinary course of business consistent with past practice and as would not reasonably be expected to materially increase the cost of benefits under any such CrossFirst Benefit Plan, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, other than increases (A) for employees below the Regional President level, in base salaries in the ordinary course of business consistent with past practice and in amounts that shall not exceed 3% individually or 3% in the aggregate, and (B) for current employees with an annual base salary below $150,000 in connection with a promotion (permitted hereunder) or change in responsibilities, in each case, in the ordinary course of business consistent with past practice and to a level consistent with similarly situated peer employees; provided that no employee’s annual bonus percentage shall be increased without Busey consent, which shall not be unreasonably withheld, conditioned or delayed, (iii) accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any CrossFirst Benefit Plan, as the case may be, (vi) terminate the employment or services of any employee with an annual base salary equal to or in excess of $150,000, other than for cause, or (vii) hire or promote any employee with an annual base salary equal to or in excess of $150,000 (other than as a replacement hire or promotion on substantially similar terms of employment as the departed employee), or significantly change the responsibilities assigned to any such employee;
(g)   settle any material claim, suit, action or proceeding, except for claims involving solely monetary remedies in an amount and for consideration not in excess of $250,000 of liability to CrossFirst, taking into consideration insurance coverage and retention amounts under any applicable insurance policy, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Corporation;
(h)   take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(i)   amend its articles of incorporation or certificate of incorporation, its bylaws or comparable governing documents of its Significant Subsidiaries;
(j)   in each case other than in the ordinary course of business, materially restructure or materially change the composition of its investment securities portfolio or derivatives portfolio or its interest rate exposure, through purchases or sales, or the manner in which the portfolio is classified or reported;
(k)   implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;
(l)   enter into any new line of business or, other than in the ordinary course of business (which may include partnering with third parties in origination, flow, servicing and other capacities) consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;
(m)   enter into any new credit or new lending relationships greater than $15,000,000 that would require an exception to CrossFirst’s and its Subsidiaries’ formal loan policy as in effect as of the date of this Agreement or that are not in compliance with the provisions of such loan policy;
(n)   other than incident to a loan restructuring, extend additional credit to any person and any director or officer of, or any owner of a material interest in, such person (any of the foregoing with respect to a person being referred to as a “Borrowing Affiliate”) if such person or such Borrowing Affiliate is the obligor under any indebtedness to CrossFirst or any of its Subsidiaries which constitutes a nonperforming loan or against any part of such indebtedness CrossFirst or any of its Subsidiaries has established loss reserves or any part of which has been charged-off by CrossFirst or any of its Subsidiaries;
(o)   make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;
(p)   merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;
(q)   make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, waive or extend any statute of limitations with respect to material Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes; or
(r)   agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.
5.3   Busey Forbearances.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Busey Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Busey shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of CrossFirst (such consent not to be unreasonably withheld, conditioned or delayed):
(a)   amend the Busey Articles, Busey Bylaws or comparable governing documents of any of its Significant Subsidiaries in a manner that would materially and adversely affect the holders of the CrossFirst Common Stock, or adversely affect the holders of the CrossFirst Common Stock relative to other holders of the Busey Common Stock;
(b)   adjust, split, combine or reclassify any capital stock of Busey or make, declare or pay any extraordinary dividend on any capital stock of Busey;
(c)   incur any indebtedness for borrowed money (other than indebtedness of Busey or any of its wholly-owned Subsidiaries to Busey or any of its Subsidiaries) that would reasonably be expected to prevent Busey or its Subsidiaries from assuming CrossFirst’s or its Subsidiaries’ outstanding indebtedness;
(d)   take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or
(e)   agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI
ADDITIONAL AGREEMENTS
6.1   Regulatory Matters.
(a)   Promptly after the date of this Agreement, CrossFirst and Busey shall prepare and file with the SEC the Joint Proxy Statement and Busey shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. The parties shall use reasonable best efforts to make such filings within forty-five (45) days of the date of this Agreement. The S-4 shall also, to the extent required under the Securities Act and the regulations promulgated thereunder, register the shares of New Busey Preferred Stock that will be issued in the transaction. Each of Busey and CrossFirst shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and Busey and CrossFirst shall thereafter mail or deliver the Joint Proxy Statement to their respective stockholders. Busey shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and CrossFirst shall furnish all information concerning CrossFirst and the holders of CrossFirst Common Stock and CrossFirst Preferred Stock as may be reasonably requested in connection with any such action.
(b)   The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within forty-five (45) days of the date of this Agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger, the Bank Merger and the FRS Membership), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Busey and CrossFirst shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Busey and CrossFirst, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law. As used in this Agreement, “Requisite Regulatory Approvals” means all regulatory authorizations, consents, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (i) from the Federal Reserve Board, the IDFPR and the KOSBC and (ii) set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger, the Bank Merger and FRS Membership, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.
(c)   Each party shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Busey and CrossFirst or any of their respective Subsidiaries, and neither Busey and CrossFirst nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities or Regulatory Agencies that would reasonably be expected to have a material adverse effect on the Surviving

Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Merger (a “Materially Burdensome Regulatory Condition”).
(d)   To the extent permitted by applicable law, Busey and CrossFirst shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Busey, CrossFirst or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.
(e)   To the extent permitted by applicable law, Busey and CrossFirst shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.
6.2   Access to Information; Confidentiality.
(a)   Upon reasonable notice and subject to applicable laws, each of Busey and CrossFirst, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of Busey and CrossFirst shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that Busey and CrossFirst, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Notwithstanding the foregoing, neither Busey and CrossFirst nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Busey’s or CrossFirst’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b)   Each of Busey and CrossFirst shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Mutual Confidentiality and Non-Disclosure Agreement, dated as of February 28, 2024, between Busey and CrossFirst (the “Confidentiality Agreement”).
(c)   No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
6.3   Stockholder Approval.
(a)   Each of Busey and CrossFirst shall call, give notice of, convene and hold a meeting of its respective stockholders (the “Busey Meeting” and the “CrossFirst Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (i) in the case of CrossFirst, the Requisite CrossFirst Vote and, in the case of Busey, the Requisite Busey Vote, respectively, required in connection with this Agreement and the Merger and also, in the case of Busey, the required stockholder vote to approve the Busey Articles Amendment (the “Busey Articles Amendment Vote”) and (ii) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of CrossFirst and Busey shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date and to set the same record date for such meetings. Such meetings may be held virtually, subject to applicable law and the organizational documents of each party.
(b)   Subject to Section 6.3(c), each of Busey and CrossFirst and their respective Boards of Directors shall use its reasonable best efforts to obtain from the stockholders of Busey and CrossFirst, as applicable, the Requisite Busey Vote, the Busey Articles Amendment Vote and the Requisite CrossFirst Vote, as applicable, including by communicating to the respective stockholders its recommendation (and including such recommendation in the Joint Proxy Statement) that the stockholders of Busey and CrossFirst, respectively, adopt this Agreement (the “Busey Board Recommendation” and the “CrossFirst Board Recommendation,” respectively) and that the stockholders of Busey approve the Busey Articles Amendment. Each of Busey and CrossFirst and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the Busey Board Recommendation, in the case of Busey, or the CrossFirst Board Recommendation, in the case of CrossFirst, (ii) fail to make the Busey Board Recommendation, in the case of Busey, or the CrossFirst Board Recommendation, in the case of CrossFirst, in the Joint Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Busey Board Recommendation, in the case of Busey, or the CrossFirst Board Recommendation, in the case of CrossFirst, in each case within ten (10) business days (or such fewer number of days as remains prior to the Busey Meeting or the CrossFirst Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).
(c)   Subject to Section 8.1 and Section 8.2, if the Board of Directors of Busey or CrossFirst, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Busey Board Recommendation or the CrossFirst Board Recommendation, as applicable, such Board of Directors may, in the case of Busey, prior to the receipt of the Requisite Busey Vote, and in the case of CrossFirst, prior to the receipt of the Requisite CrossFirst Vote, submit this Agreement to its stockholders, without recommendation (which, for the avoidance of doubt, shall constitute a Recommendation Change) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its stockholders, as applicable, in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that such Board of Directors may not take any actions under this sentence unless it (i) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Busey Board Recommendation or CrossFirst Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3(c) and will require a new notice period as referred to in this Section 6.3(c).

(d)   Busey or CrossFirst shall adjourn or postpone the Busey Meeting or the CrossFirst Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Busey Common Stock or CrossFirst Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Busey or CrossFirst, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Busey Vote or the Requisite CrossFirst Vote, and subject to the terms and conditions of this Agreement, Busey or CrossFirst, as applicable, shall continue to use reasonable best efforts to solicit proxies from its stockholders in order to obtain the Requisite Busey Vote or the Requisite CrossFirst Vote, respectively. Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone such meeting as set forth in the immediately preceding sentence, unless this Agreement has been terminated in accordance with its terms, (i) the Busey Meeting shall be convened and this Agreement shall be submitted to the stockholders of Busey at the Busey Meeting and (ii) the CrossFirst Meeting shall be convened and this Agreement shall be submitted to the stockholders of CrossFirst at the CrossFirst Meeting, and nothing contained herein shall be deemed to relieve either Busey or CrossFirst of such obligation.
6.4   Legal Conditions to Merger.   Subject in all respects to Section 6.1 of this Agreement, each of Busey and CrossFirst shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, including the Merger, the Bank Merger and the FRS Membership, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Busey or CrossFirst or any of their respective Subsidiaries in connection with the Merger, the Bank Merger, the FRS Membership and the other transactions contemplated by this Agreement.
6.5   Stock Exchange Listing.
(a)   Busey shall cause the shares of Busey Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.
(b)   Prior to the Closing Date, CrossFirst shall cooperate with Busey and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of CrossFirst Common Stock from NASDAQ and the deregistration of CrossFirst Common Stock under the Exchange Act as promptly as practicable after the Effective Time.
6.6   Employee Matters.
(a)   Busey, as the Surviving Corporation, shall provide the employees of CrossFirst and its Subsidiaries as of the Effective Time who remain employed with Busey or its Subsidiaries (the “Continuing Employees”), during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time (the “Continuation Period”), with the following: (i) annual base salary or wages, as applicable, that are no less than the annual base salary or wages in effect for each such Continuing Employee immediately prior to the Effective Time; (ii) all employee statutory entitlements; and (iii) all employee benefits (other than severance which will be provided as set forth in the last sentence of this Section 6.6(a)) and other compensation that are substantially comparable in the aggregate to those provided to similarly situated employees of Busey and its Subsidiaries. Each Continuing Employee who is not party to an individual agreement providing for severance or termination benefits and is terminated during the Continuation Period, under severance qualifying circumstances shall be provided severance benefits as set forth in Section 6.6(a) of the CrossFirst Disclosure Schedule.
(b)   With respect to any employee benefit plans of Busey or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Busey, as the Surviving Corporation, and its Subsidiaries shall (i) use commercially reasonable efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous CrossFirst Benefit Plan, (ii) use commercially reasonable efforts to provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under a CrossFirst Benefit Plan that provides health care benefits, to the same extent that such credit was given under the analogous CrossFirst Benefit Plan prior to the Effective Time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plans, (iii) recognize all service of such employees with CrossFirst and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous CrossFirst Benefit Plan prior to the Effective Time and (iv) honor any accrued paid time off, vacation or other approved leave; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any defined benefit pension plan, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits. CrossFirst will provide the information reasonably necessary for Busey to recognize annual co-payments, coinsurance, deductibles and out-of-pocket expenses in accordance with this Section 6.6(b) no later than fifteen (15) days prior to the Closing Date.
(c)   If requested by Busey in writing at least fifteen (15) business days prior to the Effective Time, CrossFirst shall cause any 401(k) plan sponsored or maintained by CrossFirst and its Subsidiaries, including, without limitation, the CrossFirst 401(k) Plan (each, a “CrossFirst 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. If Busey requests that any CrossFirst 401(k) Plan be terminated, (i) CrossFirst shall provide Busey with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Busey) not later than two (2) business days immediately preceding the Effective Time, and (ii) the Continuing Employees of CrossFirst shall be eligible to participate, effective as of the Effective Time or as soon as administratively practicable thereafter, in a 401(k) plan sponsored or maintained by Busey or one of its Subsidiaries (a “Busey 401(k) Plan”). Busey and CrossFirst shall take any and all actions as may be required, including amendments to any CrossFirst 401(k) Plan and/or Busey 401(k) Plan, to permit the Continuing Employees of CrossFirst who are then actively employed to make rollover contributions to the Busey 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof.
(d)   Busey, as the Surviving Corporation, shall assume and honor all CrossFirst Benefit Plans in accordance with their terms. CrossFirst agrees that the transactions contemplated by this Agreement shall constitute a “change in control”, “change of control” or other similar concept under any CrossFirst Benefit Plan, and prior to the Effective Time, the CrossFirst Board of Directors or CrossFirst Compensation Committee shall be empowered to take such action as necessary to declare such status under such CrossFirst Benefit Plans.
(e)   Nothing in this Agreement shall confer upon any employee, officer, director or consultant of CrossFirst, Busey or any of their respective Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, CrossFirst, Busey or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, CrossFirst, Busey or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee (including any Continuing Employee), officer, director or consultant of the Surviving Corporation, CrossFirst, Busey or any of their respective Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any CrossFirst benefit plan, Busey benefit plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular CrossFirst benefit plan, Busey benefit plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including, without limitation, any current or former employee, officer, director or consultant of CrossFirst, Busey or any of their respective Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
6.7   Indemnification; Directors’ and Officers’ Insurance.
(a)   From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement of expenses as of the date of this Agreement by CrossFirst pursuant to the CrossFirst Certificate, CrossFirst Bylaws, the governing or organizational documents of any Subsidiary of CrossFirst, any indemnification agreements in existence as of the date hereof that have been disclosed to Busey or the KGCC, each present and former director, officer or employee of CrossFirst and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “CrossFirst Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages, liabilities and other amounts incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of CrossFirst or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, the CrossFirst Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such CrossFirst Indemnified Party is not entitled to indemnification.
(b)   For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by CrossFirst (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of CrossFirst or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time; provided, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the current annual premium paid as of the date hereof by CrossFirst for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, CrossFirst, in consultation with, but only upon the consent of Busey, may (and at the request of Busey, CrossFirst shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under CrossFirst’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.
(c)   The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each CrossFirst Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.
6.8   Additional Agreements.   In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Busey, on the one hand, and a Subsidiary of CrossFirst, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Busey.

6.9   Advice of Changes.   Busey and CrossFirst shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (a) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (b) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.
6.10   Stockholder Litigation.   Each party shall give the other party prompt notice of any stockholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement. Each party shall (a) give the other party the opportunity to participate (at such party’s expense) in the defense or settlement of any such litigation, (b) give the other party a reasonable opportunity to review and comment on all filings or responses to be made in connection with any such litigation, and will in good faith take such comments into account and (c) not agree to settle any such litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement which does not include a full release of such other party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Corporation or any of its affiliates.
6.11   Corporate Governance
(a)   Prior to the Effective Time, the Board of Directors of Busey shall take all actions necessary to adopt the Busey Bylaw Amendment and to effect the requirements referenced therein that are to be effected as of the Effective Time. Effective as of the Effective Time, in accordance with the Busey Bylaw Amendment, the entire Board of Directors of the Surviving Corporation shall be comprised of thirteen (13) directors, of which five (5) shall be “Legacy CrossFirst Directors” (as defined in the Busey Bylaw Amendment) designated by CrossFirst (one of whom, as of the Effective Time, shall be Michael J. Maddox and one of whom, as of the Effective Time, shall be Rodney Brenneman if he shall be the Chair of the Board of Directors of CrossFirst immediately prior to the Effective Time, in which case Rodney Brenneman shall also be, as of the Effective Time, the Lead Independent Director of the Board of Directors of the Surviving Corporation) and eight (8) shall be “Legacy Busey Directors” (as defined in the Busey Bylaw Amendment) designated by Busey (one of whom, as of the Effective Time, shall be Van A. Dukeman).
(b)   Effective as of the Effective Time, (i) Van A. Dukeman shall continue to serve as Executive Chairman of the Board of Directors of the Surviving Corporation and Chief Executive Officer of the Surviving Corporation and shall report to the Board of Directors of the Surviving Corporation and as Executive Chairman of the Board of Directors of the Surviving Bank and shall report to the Board of Directors of the Surviving Bank and (ii) Michael J. Maddox shall serve as Executive Vice Chairman of the Board of Directors of the Surviving Corporation and President of the Surviving Corporation and shall report to the Chief Executive Officer of the Surviving Corporation and as Chief Executive Officer of the Surviving Bank and shall report to the Executive Chairman of the Board of Directors of the Surviving Bank. Effective as of the date immediately following the earlier of (i) the twelve (12) month anniversary of the date of the Bank Merger, and (ii) the eighteen (18) month anniversary of the Effective Time, (A) Van A. Dukeman shall continue to serve as Executive Chairman of the Board of Directors of the Surviving Corporation and shall report to the Board of Directors of the Surviving Corporation and as Executive Chairman of the Board of Directors of the Surviving Bank and shall report to the Board of Directors of the Surviving Bank and (B) Michael J. Maddox shall serve as Executive Vice Chairman of the Board of Directors of the Surviving Corporation and Chief Executive Officer and President of the Surviving Corporation and shall report to the Board of Directors of the Surviving Corporation and as Chief Executive Officer of the Surviving Bank and shall report to the

Board of Directors of the Surviving Bank. In the event that, during the Specified Period (as defined in the Busey Bylaw Amendment), Van A. Dukeman shall no longer serve as Chief Executive Officer of the Surviving Corporation, Michael J. Maddox shall serve as Chief Executive Officer of the Surviving Corporation.
(c)   Effective as of the Effective Time, (i) the name of the Surviving Corporation shall be “First Busey Corporation” and the name of Busey Bank shall be “Busey Bank”, (ii) the legal headquarters of the Surviving Corporation shall be located in or near Kansas City, Missouri and (iii) the main office and legal headquarters of Busey Bank shall be in Champaign, Illinois.
(d)   The bylaws of Busey Bank in effect as of the effective time of the Bank Merger will be consistent in all respects with the foregoing provisions of this Section 6.11. The foregoing provisions of this Section 6.11 shall be subject in all respects to the terms of the Busey Bylaw Amendment.
6.12   Acquisition Proposals.
(a)   Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.12) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite CrossFirst Vote, in the case of CrossFirst, or the Requisite Busey Vote, in the case of Busey, a party receives an unsolicited bona fide written Acquisition Proposal, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its outside financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the other party with respect to any Acquisition Proposal. Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” means, with respect to Busey or CrossFirst, as applicable, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (A) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its Subsidiaries or 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, or (C) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party.
(b)   Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.
6.13   Public Announcements.   CrossFirst and Busey agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (b) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.13.
6.14   Change of Method.   CrossFirst and Busey shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of CrossFirst and Busey (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change shall (a) alter or change the Exchange Ratio or the number of shares of Busey Common Stock received by holders of CrossFirst Common Stock in exchange for each share of CrossFirst Common Stock, (b) adversely affect the Tax treatment of holders of CrossFirst Common Stock or Busey Common Stock pursuant to this Agreement, (c) adversely affect the Tax treatment of CrossFirst or Busey pursuant to this Agreement or (d) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.
6.15   Restructuring Efforts.   If either CrossFirst or Busey shall have failed to obtain the Requisite CrossFirst Vote or the Requisite Busey Vote at the duly convened CrossFirst Meeting or Busey Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by this Agreement, including by merging CrossFirst into a newly created wholly owned subsidiary of Busey (it being understood that neither party shall have any obligation to alter or change any material terms, including the Exchange Ratio or the amount or kind of the consideration to be issued to holders of the capital stock of CrossFirst as provided for in this Agreement, in a manner adverse to such party or its stockholders) and/or resubmit this Agreement and/or the transactions contemplated hereby (or as restructured pursuant to this Section 6.15) to its stockholders for adoption or approval.
6.16   Takeover Statutes.   None of CrossFirst, Busey or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of its Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.
6.17   Treatment of CrossFirst Debt.   Upon the Effective Time (or at the effective time of the Bank Merger for any debt of CrossFirst Bank), Busey, or Busey Bank, as applicable, shall assume the due and punctual performance and observance of the covenants and other obligations to be performed by CrossFirst or CrossFirst Bank, as applicable, under the definitive documents governing the indebtedness and other instruments related thereto set forth on Section 6.17 of the CrossFirst Disclosure Schedule, including the due and punctual payment of the principal of (and premium, if any) and interest thereon, to the extent required and permitted thereby. In connection therewith, (a) Busey shall, and shall cause Busey Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, if applicable, and (b) CrossFirst shall, and shall cause CrossFirst Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates or other documents and provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time, or the effective time of the Bank Merger, as applicable.
6.18   Exemption from Liability under Section 16(b).   Busey and CrossFirst agree that, in order to most effectively compensate and retain CrossFirst Section 16 Individuals, both prior to and after the Effective Time, it is desirable that CrossFirst Section 16 Individuals not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of CrossFirst Common Stock, CrossFirst Preferred Stock and CrossFirst Equity Awards into Busey Common Stock, New Busey Preferred Stock or Busey Equity Awards, as applicable, in connection with the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.18. CrossFirst shall deliver to Busey in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of CrossFirst subject to the reporting requirements of Section 16(a) of the Exchange Act (the “CrossFirst Section 16 Individuals”), and the Board of Directors of Busey and of CrossFirst, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of CrossFirst) any dispositions of CrossFirst Common Stock, CrossFirst Preferred Stock or CrossFirst Equity Awards by the CrossFirst Section 16 Individuals, and (in the case of Busey) any acquisitions of Busey Common Stock, New Busey Preferred Stock, or Busey Equity Awards by any CrossFirst Section 16 Individuals who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.
6.19   Certain Tax Matters.
(a)   Each of Busey and CrossFirst shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Busey and CrossFirst shall use its reasonable best efforts and shall cooperate with one another to obtain the opinions of counsel referred to in Section 7.2(c) and Section 7.3(c). In connection with the foregoing, (i) CrossFirst shall deliver to the counsel that is delivering the opinion referred to in Section 7.2(c) and Section 7.3(c) a duly executed letter of representation customary for transactions of this type and reasonably satisfactory to such counsel, and (ii) Busey shall deliver to the counsel that is delivering the opinion referred to in Section 7.2(c) and Section 7.3(c) a duly executed letter of representation customary for transactions of this type and reasonably satisfactory to such counsel, in the case of each of clauses (i) and (ii), at such times as such counsel shall reasonably request.
(b)   Each party hereto shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code on all applicable Tax Returns, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

ARTICLE VII
CONDITIONS PRECEDENT
7.1   Conditions to Each Party’s Obligation to Effect the Merger.   The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a)   Stockholder Approvals.   (i) This Agreement shall have been adopted and approved by the stockholders of Busey by the Requisite Busey Vote and (ii) this Agreement shall have been adopted by the stockholders of CrossFirst by the Requisite CrossFirst Vote.
(b)   NASDAQ Listing.   The shares of Busey Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on NASDAQ, subject to official notice of issuance.
(c)   Regulatory Approvals.   (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.
(d)   S-4.   The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.
(e)   No Injunctions or Restraints; Illegality.   No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.
7.2   Conditions to Obligations of Busey.   The obligation of Busey to effect the Merger is also subject to the satisfaction or waiver by Busey at or prior to the Effective Time of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of CrossFirst set forth in Sections 3.2(a) (Capitalization) and 3.8(a) (Absence of Certain Changes or Events) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of CrossFirst set forth in Sections 3.1(a) (Corporate Organization), 3.1(b) (Corporate Organization; Subsidiaries) (with respect to Significant Subsidiaries only), 3.2(c) (Capitalization; Subsidiaries) (with respect to Significant Subsidiaries only), 3.3(a) (Authority; No Violation) and 3.7 (Broker’s Fees) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of CrossFirst set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on CrossFirst or the Surviving Corporation. Busey shall have received a certificate signed on behalf of CrossFirst by the Chief Executive Officer and the Chief Financial Officer of CrossFirst to the foregoing effect.
(b)   Performance of Obligations of CrossFirst.   CrossFirst shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, and Busey shall have received a certificate signed on behalf of CrossFirst by the Chief Executive Officer and the Chief Financial Officer of CrossFirst to such effect.
(c)   Federal Tax Opinion. Busey shall have received the opinion of Sullivan & Cromwell LLP, in form and substance reasonably satisfactory to Busey, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Busey and CrossFirst, reasonably satisfactory in form and substance to such counsel.
(d)   No Material Adverse Effect.   No Material Adverse Effect shall have occurred with respect to CrossFirst from the date of this Agreement through the Closing.
7.3   Conditions to Obligations of CrossFirst.   The obligation of CrossFirst to effect the Merger is also subject to the satisfaction or waiver by CrossFirst at or prior to the Effective Time of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of Busey set forth in Sections 4.2(a) (Capitalization) and 4.8(a) (Absence of Certain Changes or Events) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of Busey set forth in Sections 4.1(a) (Corporate Organization), 4.1(b) (Corporate Organization; Subsidiaries) (with respect to Significant Subsidiaries only), 4.2(b) (Capitalization; Subsidiaries) (with respect to Significant Subsidiaries only), 4.3(a) (Authority; No Violation) and 4.7 (Broker’s Fees) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of Busey set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Busey. CrossFirst shall have received a certificate signed on behalf of Busey by the Chief Executive Officer and the Chief Financial Officer of Busey to the foregoing effect.
(b)   Performance of Obligations of Busey.   Busey shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, including, but not limited to, each of the obligations, covenants and agreements set forth in Section 6.11 and to effect the requirements referenced therein that are to be effected as of the Effective Time, and CrossFirst shall have received a certificate signed on behalf of Busey by the Chief Executive Officer and the Chief Financial Officer of Busey to such effect.
(c)   Federal Tax Opinion.   CrossFirst shall have received the opinion of Squire Patton Boggs (US) LLP, in form and substance reasonably satisfactory to CrossFirst, dated as of the Closing Date,

to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Busey and CrossFirst, reasonably satisfactory in form and substance to such counsel.
(d)   No Material Adverse Effect.   No Material Adverse Effect shall have occurred with respect to Busey from the date of this Agreement through the Closing.
ARTICLE VIII
TERMINATION AND AMENDMENT
8.1   Termination.   This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Busey Vote or the Requisite CrossFirst Vote:
(a)   by mutual written consent of Busey and CrossFirst;
(b)   by either Busey or CrossFirst if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(c)   by either Busey or CrossFirst if the Merger shall not have been consummated on or before the date that is the fifteen (15) month anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(d)   by either Busey or CrossFirst (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of CrossFirst, in the case of a termination by Busey, or Busey, in the case of a termination by CrossFirst, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Busey, or Section 7.3, in the case of a termination by CrossFirst, and which is not cured within forty-five (45) days following written notice to CrossFirst, in the case of a termination by Busey, or Busey, in the case of a termination by CrossFirst, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);
(e)   by CrossFirst prior to such time as the Requisite Busey Vote is obtained, if (i) Busey or the Board of Directors of Busey shall have made a Recommendation Change or (ii) Busey or the Board of Directors of Busey shall have breached its obligations under Section 6.3 or 6.12 in any material respect; or
(f)   by Busey prior to such time as the Requisite CrossFirst Vote is obtained, if (i) CrossFirst or the Board of Directors of CrossFirst shall have made a Recommendation Change or (ii) CrossFirst or the Board of Directors of CrossFirst shall have breached its obligations under Section 6.3 or 6.12 in any material respect.
The party desiring to terminate this Agreement pursuant to clauses (b) through (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2   Effect of Termination.
(a)   In the event of termination of this Agreement by either Busey or CrossFirst as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Busey, CrossFirst, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), Section 6.13 and this Section 8.2 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Busey nor CrossFirst shall be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of this Agreement.
(b)
(i)   In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of CrossFirst or shall have been made directly to the stockholders of CrossFirst generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the CrossFirst Meeting) an Acquisition Proposal, in each case with respect to CrossFirst and (A) (1) thereafter this Agreement is terminated by either Busey or CrossFirst pursuant to Section 8.1(c) without the Requisite CrossFirst Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 were satisfied or were capable of being satisfied prior to such termination) or (2) thereafter this Agreement is terminated by Busey pursuant to Section 8.1(d) as a result of a willful breach by CrossFirst, and (B) prior to the date that is twelve (12) months after the date of such termination, CrossFirst enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then CrossFirst shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Busey, by wire transfer of same day funds, a fee equal to $36,700,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25)%” shall instead refer to “fifty percent (50%)”.
(ii)   In the event that this Agreement is terminated by Busey pursuant to Section 8.1(f), then CrossFirst shall pay Busey, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.
(c)
(i)   In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Busey or shall have been made directly to the stockholders of Busey generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Busey Meeting) an Acquisition Proposal, in each case with respect to Busey, and (A) (1) thereafter this Agreement is terminated by either Busey or CrossFirst pursuant to Section 8.1(c) without the Requisite Busey Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.2 were satisfied or were capable of being satisfied prior to such termination) or (2) thereafter this Agreement is terminated by CrossFirst pursuant to Section 8.1(d) as a result of a willful breach by Busey, and (B) prior to the date that is twelve (12) months after the date of such termination, Busey enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Busey shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay CrossFirst, by wire transfer of same day funds, the Termination Fee, provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25)%” shall instead refer to “fifty percent (50%)”.
(ii)   In the event that this Agreement is terminated by CrossFirst pursuant to Section 8.1(e), then Busey shall pay CrossFirst, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.

(d)   Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or its willful and material breach of any provision of this Agreement, in no event shall either party be required to pay the Termination Fee more than once.
(e)   Each of Busey and CrossFirst acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Busey or CrossFirst, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit that results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Busey or CrossFirst, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in “The Wall Street Journal” on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amounts payable by Busey and CrossFirst pursuant to Sections 8.2(b) and 8.2(c), respectively, and this Section 8.2(e), constitute liquidated damages and not a penalty, and except in the case of fraud or willful and material breach, shall be the sole monetary remedy of the other party in the event of a termination of this Agreement specified in such applicable section.
ARTICLE IX
GENERAL PROVISIONS
9.1   Nonsurvival of Representations, Warranties and Agreements.   None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.
9.2   Amendment.   Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Busey Vote or the Requisite CrossFirst Vote; provided, that after adoption of this Agreement by the respective stockholders of Busey or CrossFirst, there may not be, without further approval of the stockholders of Busey or CrossFirst, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.
9.3   Extension; Waiver.   At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, that after the receipt of the Requisite Busey Vote or the Requisite CrossFirst Vote, there may not be, without further approval of the stockholders of Busey or CrossFirst, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4   Expenses.   Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger shall be borne equally by Busey and CrossFirst.
9.5   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon confirmation of receipt, (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
if to Busey, to:
First Busey Corporation
100 W. University Avenue
Champaign, Illinois 61820
Attention:   Jeffrey D. Jones, Executive Vice President, Chief Financial Officer
Email:        jeff.jones@busey.com
With a copy (which shall not constitute notice) to:
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention:   Mark J. Menting
Email:        mentingm@sullcrom.com
if to CrossFirst, to:
CrossFirst Bankshares, Inc.
11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
Attention:   Amy Abrams, General Counsel & Corporate Secretary
Email:        legal@crossfirst.com
With a copy (which shall not constitute notice) to:
Squire Patton Boggs (US) LLP
201 E. Fourth Street, Suite 1900
Cincinnati, OH 45202
Attention:   James J. Barresi
Email:       James.Barresi@squirepb.com
9.6   Interpretation.   The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. As used in this Agreement, the “knowledge” of CrossFirst means the actual knowledge of any of the officers of CrossFirst listed on Section 9.6 of the CrossFirst Disclosure Schedule, and the “knowledge” of Busey means the actual knowledge of any of the officers of Busey listed on Section 9.6 of the Busey Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Champaign, Illinois are authorized by law or executive order to be closed, (b) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) “made available” means any document or other information that (i) is included in the virtual data room of a party prior to the date hereof or (ii) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof and (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger. The CrossFirst Disclosure Schedule and the Busey Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.
9.7   Counterparts.   This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
9.8   Entire Agreement.   This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
9.9   Governing Law; Jurisdiction.
(a)   This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to any applicable conflicts of law.
(b)   Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the U.S. Federal District Court in the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in The City and County of New York (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.
9.10   Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11   Assignment; Third-Party Beneficiaries.   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
9.12   Specific Performance.   The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
9.13   Severability.   Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
9.14   Confidential Supervisory Information.   Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b) and 12 C.F.R. § 4.32(b)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
9.15   Delivery by Electronic Transmission.   This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party hereto forever waives any such defense.

9.16   No Other Representations or Warranties.
(a)   Except for the representations and warranties made by CrossFirst in Article III and by Busey in Article IV, neither CrossFirst, Busey, nor any other person makes any express or implied representation or warranty with respect to CrossFirst, Busey or their respective Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and each of CrossFirst and Busey hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither CrossFirst nor Busey, as applicable, nor any other person makes or has made any representation or warranty to Busey or CrossFirst, as applicable, or any of their respective affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to CrossFirst or Busey, as applicable, or any of their respective Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by CrossFirst in Article III and by Busey in Article IV, any oral or written information presented to Busey or CrossFirst, as applicable, or any of their respective affiliates or representatives in the course of their respective due diligence investigation of CrossFirst or Busey, as applicable, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b)   Each of CrossFirst and Busey acknowledges and agrees that neither Busey, CrossFirst nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III and Article IV.
[Signature Page Follows]

IN WITNESS WHEREOF, Busey and CrossFirst have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.
FIRST BUSEY CORPORATION
By:	/s/ Van A. Dukeman
Name: Van A. Dukeman
Title: Chairman and Chief Executive Officer
CROSSFIRST BANKSHARES, INC.
By:	/s/ Michael J. Maddox
Name: Michael J. Maddox
Title: President and Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

Exhibit A
Form of Busey Articles Amendment
Paragraph A of Article Fourth of the Amended and Restated Articles of Incorporation is amended to read as follows:
“A. Classes and Numbers of Shares. The total number of shares of all classes of stock the Corporation shall have authority to issue is 201,000,000 shares. The classes and the aggregate number of shares of stock of each class which the Corporation shall have authority to issue are as follows:
1.   200,000,000 shares of Common Stock, $0.001 par value per share.
2.   1,000,000 shares of Preferred Stock, $0.001 par value per share.”

A-1-1

Exhibit B
Form of Busey Bylaw Amendment

B-1-1

AMENDMENT TO THE
SECOND AMENDED AND RESTATED BY-LAWS
OF
FIRST BUSEY CORPORATION
The Second Amended and Restated By-Laws of First Busey Corporation (the “By-Laws”) shall be amended as follows:
A new Article X shall be added to the By-Laws to state:
ARTICLE X
CERTAIN GOVERNANCE MATTERS
Section 10.1.   Interpretation; Definitions.
(a)   The provisions of this Article X shall apply notwithstanding anything to the contrary set forth in the other Articles of these By-Laws. In the event of any inconsistency or conflict between any provision of this Article X and any other provision of these By-Laws, including Section 10.6 of these By-Laws with respect to Section 9.1 of these By-Laws, such provision of this Article X shall control.
(b)   The following definitions shall apply to this Article X:
(i)   “Bank Board” shall mean the Board of Directors of Busey Bank.
(ii)   “Bank Merger Date” shall mean the date of the merger of CrossFirst Bank with and into Busey Bank.
(iii)   “Busey Bank” shall mean Busey Bank, a wholly owned subsidiary of the corporation.
(iv)   “CrossFirst Bank” shall mean CrossFirst Bank, a wholly-owned subsidiary of the corporation.
(v)   “Designated Exchange” shall mean the primary stock exchange on which the corporation’s common stock is listed.
(vi)   “Effective Time” shall have the meaning set forth in the Agreement and Plan of Merger, dated as of August   , 2024, by and between First Busey Corporation and CrossFirst Bankshares, Inc., as it may have been amended, restated, supplemented or otherwise modified from time to time.
(vii)   “Entire Board of Directors” shall mean the total number of directors that the Board would have if there were no vacancies.
(viii)   “Legacy CrossFirst” shall mean CrossFirst Bankshares, Inc., a Kansas corporation, which has merged with and into the corporation effective as of the Effective Time.
(ix)   “Legacy CrossFirst Directors” shall mean the persons who were directors of Legacy CrossFirst immediately prior to the Effective Time and who were designated to be directors of the corporation by Legacy CrossFirst prior to the Effective Time (other than Michael J. Maddox) and any additional directors nominated by the Legacy CrossFirst Directors Nominating Committee pursuant to Section 10.3(d) of this Article X provided that if Michael J. Maddox is for any reason not serving as a director of the corporation he shall not be considered a Legacy CrossFirst Director and the Legacy CrossFirst Director Nominating Committee shall not have any ongoing authority or right to nominate a replacement director for such directorship (i.e., there will only be four (4) Legacy CrossFirst Directors and directorships).
(x)   ”Legacy CrossFirst Directors Nominating Committee” shall mean a committee of the Board comprised of all of the Legacy CrossFirst Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange.
(xi)   ”Legacy First Busey” shall mean First Busey Corporation, a Nevada corporation, as in existence immediately prior to the Effective Time.

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(xii)   “Legacy First Busey Directors” shall mean the persons who were directors of Legacy First Busey or Busey Bank immediately prior to the Effective Time and who were designated to be directors of the corporation by Legacy First Busey prior to the Effective Time and any additional directors nominated by the Legacy First Busey Directors Nominating Committee pursuant to Section 10.3(e) of this Article X.
(xiii)   “Legacy First Busey Directors Nominating Committee” shall mean a committee of the Board comprised of all of the Legacy First Busey Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange.
(xiv)   “Specified Period” shall mean the period beginning at the Effective Time and ending on the later of (A) the three (3) year anniversary of the Effective Time and (B) the two (2) year anniversary of the Bank Merger Date.
Section 10.2.   Executive Chairman and Chief Executive Officer.
(a)   Effective as of the Effective Time, (i) Van A. Dukeman shall continue to serve as Executive Chairman of the Board and Chief Executive Officer of the corporation and shall report to the Board and as Executive Chairman of the Bank Board and shall report to the Bank Board and (ii) Michael J. Maddox shall serve as Executive Vice Chairman of the Board and President of the corporation and shall report to the Chief Executive Officer of the corporation and as Chief Executive Officer of Busey Bank and shall report to the Executive Chairman of the Bank Board.
(b)   Effective as of the date immediately following the earlier of (i) the twelve (12) month anniversary of the Bank Merger Date, and (ii) the eighteen (18) month anniversary of the Effective Time, (A) Van A. Dukeman shall continue to serve as Executive Chairman of the Board and shall report to the Board and as Executive Chairman of the Bank Board and shall report to the Bank Board and (B) Michael J. Maddox shall serve as Executive Vice Chairman of the Board and Chief Executive Officer and President of the corporation and shall report to the Board and as Chief Executive Officer of Busey Bank and shall report to the Bank Board.
(c)   In the event that during the Specified Period Van A. Dukeman shall no longer serve as Chief Executive Officer of the corporation, Michael J. Maddox shall serve as Chief Executive Officer of the corporation.
(d)   During the Specified Period, (i) any removal of any of the individuals serving in the capacities set forth in subsections (a), (b) and (c) above from, or failure to appoint, re-elect or re-nominate any of them to, any such positions at the specified time during the Specified Period, (ii) any amendment or modification to any employment, consulting or similar agreement with either of them to the extent such amendment or modification would adversely affect such individual, (iii) any termination of their employment by, or other service with, the corporation or any subsidiary of the corporation, or (iv) any modification to any of their respective reporting relationships as set forth in these By-Laws shall, in each case, require the affirmative vote of a majority of the Entire Board of Directors. During the Specified Period, for so long as Van A. Dukeman is the Executive Chairman of the Board the position of Executive Chairman of the Board shall be an officer of the corporation. During the Specified Period, for so long as Van A. Dukeman is the Executive Chairman of the Bank Board the position of Executive Chairman of the Bank Board shall be an officer of Busey Bank.
(e)   During the Specified Period, upon the death, resignation, removal or disqualification of, or other cessation of service by, Van A. Dukeman or Michael J. Maddox in the positions specified above during the time periods specified above, except as set forth in subsection (d) above, an individual approved by the affirmative vote of a majority of the Entire Board of Directors shall be appointed to serve in such positions.

B-1-3

Section 10.3.   Composition of the Board and the Bank Board.   During the Specified Period:
(a)   The Entire Board of Directors shall be comprised of thirteen (13) directors, of which five (5) shall be Legacy CrossFirst Directors designated by Legacy CrossFirst (one of whom, as of the Effective Time, shall be Michael J. Maddox and one of whom, as of the Effective Time, shall be Rodney Brenneman if he shall be the Chair of the Board of Directors of Legacy CrossFirst immediately prior to the Effective Time, in which case Rodney Brenneman shall also be, as of the Effective Time, the Lead Independent Director of the Board) and eight (8) shall be Legacy First Busey Directors designated by First Busey (one of whom, as of the Effective Time, shall be Van A. Dukeman). Notwithstanding the foregoing, by the affirmative vote of a majority of the Entire Board of Directors the number of directors constituting the Entire Board of Directors may be increased to add additional directors in connection with a direct or indirect acquisition by the corporation or in connection with a capital raising by the corporation;
(b)   All vacancies resulting from the cessation of service by any Legacy CrossFirst Director for any reason shall be filled by the Board with a nominee selected by the Legacy CrossFirst Directors Nominating Committee;
(c)   All vacancies resulting from the cessation of service by any Legacy First Busey Director for any reason shall be filled by the Board with a nominee selected by the Legacy First Busey Directors Nominating Committee;
(d)   The Legacy CrossFirst Directors Nominating Committee shall have the exclusive authority to nominate, on behalf of the Board, directors for election at each annual meeting of the corporation, or at any special meeting of the corporation at which directors are to be elected, to fill each seat previously held by a Legacy CrossFirst Director;
(e)   The Legacy First Busey Directors Nominating Committee shall have the exclusive authority to nominate, on behalf of the Board, directors for election at each annual meeting of the corporation, or at any special meeting of the corporation at which directors are to be elected, to fill each seat previously held by a Legacy First Busey Director;
(f)   All vacancies on the Board resulting from the cessation of service by any Legacy CrossFirst Director or any Legacy First Busey Director shall be promptly filled by the Board with the individuals chosen as provided for in this Article X; and
(g)   If (i) Rodney Brenneman does not become the Lead Independent Director of the Board as contemplated in Section 10.3(a) above, (ii) upon the death, resignation, removal or disqualification of, or other cessation of service by, Rodney Brenneman as the Lead Independent Director of the Board, or (iii) upon the two (2) year anniversary of the Effective Time, the Lead Independent Director of the Board shall be a director approved by the affirmative vote of a majority of the Entire Board of Directors. The Lead Independent Director shall qualify as an independent director under the rules of the Designated Exchange.
(h)   During the Specified Period, the composition of the Bank Board shall be identical to that of the Board.
Section 10.4.   Composition of Committees.
(a)   During the Specified Period, the Board shall have and maintain as standing committees an Executive Management Compensation and Succession Committee, an Audit Committee, a Nominating and Corporate Governance Committee (which, during the Specified Period, shall have two subcommittees, the Legacy CrossFirst Directors Nominating Committee and the Legacy First Busey Directors Nominating Committee, which shall be solely responsible for nominating and electing Legacy CrossFirst Directors and First Busey Legacy Directors, respectively, as set forth in these By-Laws) and an Enterprise Risk Committee.
(b)   During the Specified Period, the Board may by resolution (which shall require the affirmative vote of a majority of the Entire Board of Directors) establish any committees not expressly contemplated by these By-Laws composed of directors as they may determine to be necessary or appropriate for the

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conduct of business of the corporation and may prescribe the composition, duties and procedures thereof, subject to Section 10.4 (c) below.
(c)   During the Specified Period, each committee of the Board shall have at least one (1) Legacy CrossFirst Director, provided that, if any such committee shall have five (5) or more members, such committee shall have at least two (2) Legacy CrossFirst Directors and; provided further, that each of the Nominating and Corporate Governance Committee and the Executive Management Compensation and Succession Committee shall have at least five (5) members.
(d)   During the Specified Period, the Board shall have and maintain the Legacy CrossFirst Directors Nominating Committee. At the end of the Specified Period, the Legacy CrossFirst Directors Nominating Committee shall be automatically disbanded.
(e)   During the Specified Period, the Board shall have and maintain a Legacy First Busey Directors Nominating Committee. At the end of the Specified Period, the Legacy First Busey Directors Nominating Committee shall be automatically disbanded.
Section 10.5.   Names; Headquarters.   During the Specified Period, (a) the name of the corporation shall be “First Busey Corporation” and the name of Busey Bank shall be “Busey Bank”, (b) the legal headquarters of the corporation shall be located in or near Kansas City, Missouri and (c) the main office and legal headquarters of Busey Bank shall be in Champaign, Illinois.
Section 10.6.   Amendments.
Notwithstanding anything to the contrary set forth in these By-Laws, during the Specified Period, this Article X may be altered, amended or repealed (voluntarily or by merger, consolidation or otherwise by operation of law), and any Bylaw provision or other resolution inconsistent with these By-Laws may be adopted, by the Board only by (and any such alteration, amendment, repeal or inconsistent Bylaw provisions and other resolutions may be proposed or recommended by the Board for adoption by the shareholders of the corporation only by) an affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors, provided, however, that the foregoing shall not divest or limit the power of the stockholders to alter, amend, repeal or adopt By-Laws.

B-1-5

Exhibit C
Form of Bank Merger Agreement

C-1-1

Form of
Bank Merger Agreement
This Bank Merger Agreement (this “Agreement”) is made as of [           ], between Busey Bank, an Illinois state-chartered non-member bank headquartered in Champaign, Illinois (the “Surviving Bank”, or, where appropriate, the “Continuing Bank”), and CrossFirst Bank, a Kansas state-chartered non-member bank headquartered in Leawood, Kansas (the “Merging Bank”).
Recitals
A.   As of June 30, 2024, the Surviving Bank had capital stock outstanding of $[           ], divided into [           ] shares of issued and outstanding common stock, $10.00 par value per share, surplus of approximately $[           ], retained earnings of approximately $[           ] and accumulated other comprehensive income (loss) of approximately $([           ]).
B.   As of June 30, 2024, the Merging Bank had capital stock outstanding of $[           ], divided into [           ] shares of issued and outstanding common stock, $5.00 par value per share, surplus of approximately $[           ], retained earnings of approximately $[           ] and accumulated other comprehensive income (loss) of approximately $([           ]).
C.   First Busey Corporation, a Nevada corporation with its main office in Champaign, Illinois (“Busey”), is the sole stockholder of the Surviving Bank, and at the time of the merger of the Merging Bank with and into, and under the charter of, the Surviving Bank (the “Bank Merger”), will be the sole stockholder of the Merging Bank.
D.   Pursuant to that certain Agreement and Plan of Merger, dated as of August 26, 2024 (the “Holding Company Agreement”), by and between Busey and CrossFirst Bankshares, Inc., a Kansas corporation with its main office in Leawood, Kansas, and the sole stockholder of the Merging Bank (“CrossFirst”), CrossFirst will be merged with and into Busey (the “Holding Company Merger”).
E.   Following the effectiveness of the Holding Company Merger, the Merging Bank is to be merged with and into the Surviving Bank, with the Surviving Bank as the surviving bank and a wholly owned subsidiary of Busey.
F.   Upon the consummation of the Bank Merger, the Surviving Bank will have capital stock outstanding of $[           ], divided into [           ] shares of issued and outstanding common stock, $10.00 par value per share, and the assets, liabilities, surplus and retained earnings set forth on the pro forma financial statement attached as Schedule A.
G.   The boards of directors and the sole stockholders of each of the Surviving Bank and the Merging Bank, respectively, deem the Bank Merger desirable and in the best interests of their respective banks, and have authorized and approved the Bank Merger, the execution and delivery of this Agreement and the transactions contemplated hereby.
Agreements
In consideration of the foregoing premises, and the mutual covenants herein contained and for the purpose of prescribing the terms and conditions of the Bank Merger, the manner of carrying the same into effect, the treatment of the Merging Bank’s common stock and such other details and provisions as are deemed necessary or desirable, the parties hereby agree as follows:
ARTICLE I
General
1.1   The Bank Merger.   Pursuant to the terms and conditions of this Agreement and the provisions of Section 18(c) of the Federal Deposit Insurance Act (12 U.S.C. §1828(c)) and Section 5/22 of Chapter 205 of the Illinois Compiled Statutes, the Merging Bank shall be merged into, and under the charter of, the Surviving Bank, and the Surviving Bank shall be the Continuing Bank.

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1.2   Closing.   The closing of the Bank Merger will take place at such time and date as Busey may determine in its sole discretion, but in no case prior to the date on which all the terms and conditions specified in this Agreement, including, among other conditions, receipt of the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Illinois Department of Financial and Professional Regulation (the “DFPR”) and, if appropriate, approvals of other bank regulatory agencies, shall have been satisfied or duly waived by the party entitled to satisfaction thereof.
1.3   Effective Time.   Subject to applicable law, the Bank Merger shall become effective upon the issuance of a certificate of merger to the Continuing Bank by the DFPR. The time of such effectiveness is referred to in this Agreement as the “Effective Time.”
1.4   Name, Offices, Charter and Bylaws of the Continuing Bank.
(a)   The name of the Continuing Bank shall be “Busey Bank” as a result of the Bank Merger;
(b)   The principal office and place of business of the Surviving Bank at 100 West University Avenue, Champaign, Illinois 61820, shall be the established and authorized principal office and place of business of the Continuing Bank. The branch offices of the Surviving Bank shall be operated as branches of the Continuing Bank, and the main and branch offices of the Merging Bank shall be established and authorized as branch offices of the Continuing Bank, except as determined by the board of directors of the Surviving Bank; and
(c)   The charter and bylaws of the Surviving Bank as in effect immediately prior to the Effective Time shall be the charter and bylaws, respectively, of the Continuing Bank from and after the Effective Time, in each case until amended in accordance with applicable law.
1.5   Board of Directors.   At the Effective Time, the board of directors of the Continuing Bank shall consist of those persons as set forth on Exhibit A attached hereto, as it may be amended or supplemented from time to time after the date hereof.
1.6   Senior Executive Officers.   At the Effective Time, the senior executive officers of the Continuing Bank shall consist of those persons as set forth on Exhibit B attached hereto, as it may be amended or supplemented from time to time after the date hereof.
ARTICLE II
Treatment of Common Stock
and Capitalization of the Continuing Bank
2.1   Treatment of Common Stock.   The treatment of the shares of common stock of each of the Surviving Bank and the Merging Bank shall be as follows:
(a)   Each of the [           ] shares of the Merging Bank common stock, par value $5.00 per share, issued and outstanding immediately prior to the Effective Time shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled and retired and shall cease to exist as of the Effective Time, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.
(b)   Each of the [           ] shares of the Surviving Bank common stock, par value $10.00 per share, outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be changed or affected in any way by the Bank Merger. After the Effective Time, each certificate representing such shares shall remain issued and outstanding and shall represent the same number of shares of common stock of the Continuing Bank as it represented of the Surviving Bank immediately prior to the Effective Time.
2.2   Capitalization of the Continuing Bank.   At the Effective Time, the Continuing Bank will have capital stock of $[           ], divided into [           ] shares of common stock, par value of $10.00 per share. As of [MOST-RECENT QUARTER-END], the capital accounts of the Continuing Bank, would have been as set forth on the pro forma financial statement attached as Schedule A.

C-1-3

ARTICLE III
Effect of the Bank Merger Upon the Merging Bank and The Surviving Bank
3.1   General.   Except as specifically set forth herein, at the Effective Time, the identity, existence, purposes, powers, objects, franchises, privileges, rights and immunities of the Surviving Bank shall continue unaffected and unimpaired by the Bank Merger and the corporate franchise, existence and rights of the Merging Bank shall be merged with and into and vested in the Continuing Bank by virtue of the Bank Merger without any deed or other transfer. The separate existence and corporate organization of the Merging Bank and the Surviving Bank, except insofar as either may be continued by statute, shall cease at the Effective Time. The Continuing Bank shall at and after the Effective Time possess and enjoy all of the rights, privileges, immunities, powers and franchises, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar or transfer agent of stocks and bonds, guardian, conservator, assignee, receiver, and in every other fiduciary capacity, in each case in the same manner and to the same extent as was held or enjoyed by the Merging Bank and the Surviving Bank at the Effective Time.
3.2   Properties of the Continuing Bank.   At the Effective Time, all property, real, personal and mixed, and all debts due on whatever account and all other choses in action and all and every other interest, of or belonging to, or due to, the Merging Bank and the Surviving Bank, shall be taken and deemed to be transferred to and vested in the Continuing Bank without further act or deed, and the title to all real estate, or any interest therein, under the laws of the State of Illinois, the State of Kansas or of any other state or of the United States, vested in the Merging Bank and the Surviving Bank shall vest in the Continuing Bank and shall not revert or be in any way impaired by reason of the Bank Merger. The Merging Bank and the Surviving Bank shall execute all such instruments of transfer, if any, as shall be necessary under the laws of the State of Illinois, the State of Kansas or of any other state or of the United States to vest all the right, title and interest of the Merging Bank and the Surviving Bank in and to its assets in the Continuing Bank.
3.3   Liabilities of the Continuing Bank.   The Continuing Bank at and after the Effective Time shall be responsible and liable for and assume all of the liabilities, deposits, contracts and obligations of the Merging Bank and the Surviving Bank in the same manner and to the same extent as if the Continuing Bank had itself incurred the same or contracted therefor, and any claim existing or action or proceeding pending by or against the Merging Bank and the Surviving Bank may be prosecuted to judgment as if the Bank Merger had not taken place, or the Continuing Bank may be substituted in place of the Merging Bank and the Surviving Bank. Neither the rights of creditors nor any liens upon the property of the Merging Bank and the Surviving Bank shall be impaired by reason of the Bank Merger, but such liens shall be limited to the property upon which they were liens immediately prior to the Effective Time.
ARTICLE IV
Conditions
4.1   Conditions to Consummation.   This Agreement is subject to, and consummation of the Bank Merger herein provided for, is conditioned upon the fulfillment prior to the Effective Time of each of the following conditions:
(a)   Ratification, confirmation and approval of this Agreement by the affirmative vote of the sole stockholder of the Surviving Bank and the sole stockholder of the Merging Bank;
(b)   Consummation of the transactions contemplated by the Holding Company Agreement, including without limitation, the Holding Company Merger;
(c)   The approval of the Federal Reserve and the DFPR with respect to the Bank Merger shall have been obtained and shall be in full force and effect, and all related waiting periods shall have expired or been terminated; and all other material consents, approvals, permissions, and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation of the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired or been terminated; and

C-1-4

(d)   No order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank Merger shall be in effect and no law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal consummation of the Bank Merger.
ARTICLE V
Termination
5.1   Termination.   Notwithstanding anything herein to the contrary, this Agreement may be terminated by agreement of the parties and shall automatically terminate, without any action by either party hereto, immediately upon the termination of the Holding Company Agreement.
ARTICLE VI
Miscellaneous
6.1   Representations and Warranties.   Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.
6.2   Nonsurvival of Agreements.   None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.
6.3   Expenses.   Whether or not the Bank Merger is approved, the parties to this Agreement shall pay expenses incurred by each of them, respectively, in connection with the transactions contemplated herein.
6.4   Counterparts; Interpretation.   This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement.
6.5   Amendment.   At any time before or after approval and adoption hereof by the respective stockholders of the Surviving Bank and the Merging Bank, this Agreement may be amended by an instrument in writing signed on behalf of each of the Surviving Bank and the Merging Bank.
6.6   Governing Law.   This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of Illinois, except as otherwise required.
6.7   Dividends.   Except as may otherwise be provided in the Holding Company Agreement, the parties shall continue to pay dividends in accordance with their current practices during the period between the date this Agreement is executed and the date of the consummation of the Bank Merger contemplated herein.
6.8   Assignment.   Neither this Agreement nor any of the rights, interests or obligations may be assigned by any of the parties hereto (whether by operation of law or otherwise) and any attempted assignment in contravention of this Section 6.8 shall be null and void.

C-1-5

[Signature page follows]
In Witness Whereof, the Surviving Bank and the Merging Bank have caused this Agreement to be executed in counterparts by their duly authorized officers as of the date first above written.
Busey Bank	CrossFirst Bank
By:	By:

C-1-6

Annex B
Paragraph A of Article Fourth of the Amended and Restated Articles of Incorporation is amended to read as follows:
“A.   Classes and Numbers of Shares.   The total number of shares of all classes of stock the Corporation shall have authority to issue is 201,000,000 shares. The classes and the aggregate number of shares of stock of each class which the Corporation shall have authority to issue are as follows:
1.
200,000,000 shares of Common Stock, $0.001 par value per share.

2.
1,000,000 shares of Preferred Stock, $0.001 par value per share.”

B-1

Annex C
CERTIFICATE OF DESIGNATION
OF
SERIES A NON-CUMULATIVE PERPETUAL PREFERRED STOCK
OF
FIRST BUSEY CORPORATION
First Busey Corporation, a corporation organized and existing under the laws of the State of Nevada (the “Corporation”), does hereby certify that:
Pursuant to the authority conferred on the board of directors of the Corporation (the “Board”) by the Amended and Restated Articles of Incorporation of the Corporation (the “Articles”) and the Nevada General Corporation Law, the Board, pursuant to [resolutions dated [      ]][a unanimous written consent, effective as of [      ]], adopted the following resolution creating a series of preferred stock, designated as the Series A Non-Cumulative Perpetual Preferred Stock.
WHEREAS, the Articles provide for the issuance of two classes of shares: the common stock, par value $0.001 per share (the “Common Stock”) and the preferred stock, par value $0.001 per share (the “Preferred Stock”); and
WHEREAS, the Board is authorized by the Articles to provide for the establishment and/or the issuance of any series of Preferred Stock, the designation of such series and the preferences, limitations and relative rights relating to the shares of such series.
NOW, THEREFORE, BE IT RESOLVED, that there hereby is created out of the shares of the Preferred Stock, a series of Preferred Stock, to be named “Series A Non-Cumulative Perpetual Preferred Stock,” consisting of [7,750] shares, which series shall have the following preferences, limitations and relative rights:
1.   Designation and Number of Shares.   There is hereby created out of the authorized and unissued shares of preferred stock of the Corporation authorized by Paragraph A of Article Fourth of the Articles a series of preferred stock designated as the “Series A Non-Cumulative Perpetual Preferred Stock” (the “Series A Preferred Stock”). The par value of the Series A Preferred Stock shall be $0.001 per share. The authorized number of shares of Series A Preferred Stock shall be 7,750. The number of shares constituting the Series A Preferred Stock may be increased from time to time by resolution of the Board or a duly authorized committee of the Board in accordance with the Articles, the bylaws of the Corporation (the “Bylaws”), and applicable law up to the maximum number of shares of Preferred Stock authorized to be issued under the Articles less all shares at the time authorized of any other series of Preferred Stock or decreased from time to time by a resolution of the Board or a duly authorized committee of the Board in accordance with the Articles, the Bylaws, and applicable law but not below the number of shares of Series A Preferred Stock then outstanding. Shares of Series A Preferred Stock shall be dated the date of issue, which date shall be referred to herein as the “original issue date.” Shares of outstanding Series A Preferred Stock that are redeemed, purchased, or otherwise acquired by the Corporation shall, automatically and without any further action, be cancelled and shall revert to authorized but unissued shares of the Preferred Stock, undesignated as to series. The Corporation shall have the authority to issue fractional shares of Series A Preferred Stock.
2.   Definitions.   As used herein with respect to the Series A Preferred Stock:
“Appropriate Federal Banking Agency” means the “appropriate Federal banking agency” with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.
“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in Nevada.

3.   Ranking.   The shares of Series A Preferred Stock shall rank:
(a)   senior, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, to the Common Stock and to any other class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, does not expressly provide that such class or series ranks pari passu with the Series A Preferred Stock or senior to the Series A Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be (collectively, “Series A Junior Stock”);
(b)   on a parity, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, with any class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks pari passu with the Series A Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be (collectively, “Series A Parity Stock”); and
(c)   junior, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, to any other class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks senior to the Series A Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be.
The Corporation may authorize and issue additional shares of Series A Preferred Stock, Series A Junior Stock and Series A Parity Stock from time to time without the consent of the holders of the Series A Preferred Stock.
4.   Dividends.
(a)   Holders of Series A Preferred Stock will be entitled to receive, only when, as, and if declared by the Board or a duly authorized committee of the Board, on each Dividend Payment Date (as defined below), out of assets legally available for the payment of dividends thereof, non-cumulative cash dividends based on the liquidation preference of the Series A Preferred Stock of $1,000 per share. Dividends on each share of Series A Preferred Stock shall accrue at a rate equal to 8.00% per annum on the liquidation preference of $1,000 per share for each Dividend Period (as defined below). In the event the Corporation issues additional shares of the Series A Preferred Stock after the original issue date, dividends on such shares may accrue from the original issue or any other date specified by the Board or a duly authorized committee of the Board at the time such additional shares are issued. Dividends on the Series A Preferred Stock will not be cumulative and will not be mandatory.
(b)   If declared by the Board or a duly authorized committee of the Board, dividends will be payable on the Series A Preferred Stock quarterly in arrears on March 15, June 15, September 15, and December 15 of each year, beginning on [      ]1 (each such day a “Dividend Payment Date”). In the event that any Dividend Payment Date falls on a day that is not a Business Day, the dividend payment due on that date shall be postponed to the next day that is a Business Day and no additional dividends shall accrue as a result of that postponement.
(c)   Dividends will be payable to holders of record of Series A Preferred Stock as they appear on the Corporation’s stock register on the applicable record date, which shall be the 15th calendar day before the applicable Dividend Payment Date, or such other record date, not less than 15 calendar days nor more than 30 calendar days before the applicable Dividend Payment Date, as such record date shall be fixed by the Board or a duly authorized committee of the Board.

1
To be the first Dividend Payment Date following the closing date (the “Closing Date”) of the merger of CrossFirst Bankshares, Inc. (“CrossFirst”) with and into the Corporation pursuant to that certain Agreement and Plan of Merger, dated as of August 26, 2024, by and between the Corporation and CrossFirst.

(d)   A “Dividend Period” is the period from and including a Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date or any earlier redemption date, except that the initial Dividend Period shall be deemed to have commenced on and include [      ] 2 and continue to, but exclude, the next Dividend Payment Date. Dividends payable on the Series A Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from the calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series A Preferred Stock will cease to accrue on the redemption date, if any, with respect to the Series A Preferred Stock redeemed, unless the Corporation defaults in the payment of the redemption price of the Series A Preferred Stock called for redemption.
(e)   Dividends on the Series A Preferred Stock will not be cumulative. If the Board or a duly authorized committee of the Board does not declare a dividend, in full or otherwise, on the Series A Preferred Stock in respect of a Dividend Period, then such unpaid dividends shall cease to accrue and shall not be payable on the applicable Dividend Payment Date or be cumulative, and the Corporation will have no obligation to pay (and the holders of the Series A Preferred Stock will have no right to receive) dividends accrued for such Dividend Period after the Dividend Payment Date for such Dividend Period, whether or not the Board or a duly authorized committee of the Board declares a dividend for any future Dividend Period with respect to the Series A Preferred Stock, the Common Stock, or any other class or series of the Corporation’s preferred stock. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend not declared.
(f)   Notwithstanding any other provision hereof, dividends on the Series A Preferred Stock shall not be declared, paid, or set aside for payment to the extent such act would cause the Corporation to fail to comply with the laws and regulations applicable to it, including applicable capital adequacy rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) or, as and if applicable, the capital adequacy rules or regulations of any Appropriate Federal Banking Agency.
(g)   So long as any share of Series A Preferred Stock remains outstanding:
(i)   no dividend or distribution shall be declared, paid or set aside for payment, and no distribution shall be declared or made or set aside for payment, on any Series A Junior Stock, other than (A) a dividend payable solely in Series A Junior Stock or (B) any dividend in connection with the implementation of a stockholders’ rights plan, or the issuance of rights, stock, or other property under any such plan, or the redemption or repurchase of any rights under any such plan;
(ii)   no shares of Series A Junior Stock shall be repurchased, redeemed, or otherwise acquired for consideration by the Corporation, directly or indirectly, other than (A) as a result of a reclassification of Series A Junior Stock for or into other Series A Junior Stock, (B) the exchange or conversion of one share of Series A Junior Stock for or into another share of Series A Junior Stock, (C) through the use of the proceeds of a substantially contemporaneous sale of other shares of Series A Junior Stock, (D) purchases, redemptions, or other acquisitions of shares of Series A Junior Stock in connection with any employment contract, benefit plan, or other similar arrangement with or for the benefit of employees, officers, directors, or consultants, (E) purchases of shares of Series A Junior Stock pursuant to a contractually binding requirement to buy Series A Junior Stock existing prior to the preceding Dividend Period, including under a contractually binding stock repurchase plan, or (F) the purchase of fractional interests in shares of Series A Junior Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged; nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation; and

2
To be the last Dividend Payment Date of the Series A Perpetual Noncumulative Preferred Stock of CrossFirst immediately prior to the Closing Date.

(iii)   no shares of Series A Parity Stock shall be repurchased, redeemed, or otherwise acquired for consideration by the Corporation, directly or indirectly, other than (A) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Stock and such Series A Parity Stock, if any, (B) as a result of a reclassification of Series A Parity Stock for or into other Series A Parity Stock, (C) the exchange or conversion of one share of Series A Parity Stock for or into another share of Series A Parity Stock or Series A Junior Stock, (D) through the use of the proceeds of a substantially contemporaneous sale of other shares of Series A Parity Stock or Series A Junior Stock, (E) purchases of shares of Series A Parity Stock pursuant to a contractually binding requirement to buy Series A Parity Stock existing prior to the preceding Dividend Period, including under a contractually binding stock repurchase plan, or (F) the purchase of fractional interests in shares of Series A Parity Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged; nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation;
unless, in each case, the full dividends for the most recently completed Dividend Period on all outstanding shares of Series A Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside.
(h)   Notwithstanding the foregoing, if dividends are not paid in full, or set aside for payment in full, on any dividend payment date, upon the shares of Series A Preferred Stock and any Series A Parity Stock, all dividends declared upon shares of Series A Preferred Stock and any Series A Parity Stock for such dividend payment date shall be declared on a pro rata basis in proportion to the respective amounts of undeclared and unpaid dividends for the Series A Preferred Stock and all Series A Parity Stock on such dividend payment date. To the extent a dividend period with respect to any Series A Parity Stock coincides with more than one Dividend Period, for purposes of the immediately preceding sentence the Board shall treat such dividend period as two or more consecutive dividend periods, none of which coincides with more than one Dividend Period, or shall treat such dividend period(s) with respect to any Series A Parity Stock and Dividend Period(s) for purposes of the immediately preceding sentence in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such Series A Parity Stock and the Series A Preferred Stock. To the extent a Dividend Period coincides with more than one dividend period with respect to any Series A Parity Stock, for purposes of the first sentence of this paragraph the Board shall treat such Dividend Period as two or more consecutive Dividend Periods, none of which coincides with more than one dividend period with respect to such Series A Parity Stock, or shall treat such Dividend Period(s) and dividend period(s) with respect to any Series A Parity Stock for purposes of the first sentence of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on the Series A Preferred Stock and such Series A Parity Stock. For the purposes of this paragraph, the term “dividend period” as used with respect to any Series A Parity Stock means such dividend periods as are provided for in the terms of such Series A Parity Stock.
(i)   Subject to the foregoing, dividends (payable in cash, stock, or otherwise), as may be determined by the Board or a duly authorized committee of the Board, may be declared and paid on the Common Stock and any other class or series of capital stock ranking equally with or junior to Series A Preferred Stock from time to time out of any assets legally available for such payment, and the holders of Series A Preferred Stock shall not be entitled to participate in any such dividend.
5.   Liquidation
(a)   Upon any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, holders of Series A Preferred Stock are entitled to receive out of the assets of the Corporation available for distribution to stockholders, after satisfaction of liabilities and obligations to creditors, if any, and subject to the rights of holders of any securities then outstanding ranking senior to or on parity with the Series A Preferred Stock with respect to distributions of assets, before any distribution or payment out of the assets of the Corporation is made to holders of Common Stock or any Series A Junior Stock, a liquidating distribution in the amount of the liquidation preference of $1,000 per share plus any declared and unpaid dividends prior to the payment of the liquidating distribution, without accumulation of any dividends that have not been declared prior to the payment of the liquidating distribution. After payment of the full amount of such liquidating distribution, the holders of Series A Preferred Stock shall not be entitled to any further participation in any distribution of assets of the Corporation.
(b)   In any such liquidating distribution, if the assets of the Corporation are not sufficient to pay the liquidation preferences (as defined below) in full to all holders of Series A Preferred Stock and all holders of any Series A Parity Stock, the amounts paid to the holders of Series A Preferred Stock and to the holders of all Series A Parity Stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the “liquidation preference” of any holder of Series A Preferred Stock or any Series A Parity Stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on the Corporation’s assets available for such distribution), including any declared but unpaid dividends (and, in the case of any holder of stock other than the Series A Preferred Stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable). If the liquidation preference has been paid in full to all holders of Series A Preferred Stock and any Series A Parity Stock, the holders of the Corporation’s Series A Junior Stock shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.
(c)   For purposes of this Section 5, neither the sale, conveyance, exchange, or transfer of all or substantially all of the assets or business of the Corporation for cash, securities, or other property, nor the merger or consolidation of the Corporation with any other entity, including a merger or consolidation in which the holders of Series A Preferred Stock receive cash, securities, or property for their shares, shall constitute a liquidation, dissolution, or winding-up of the Corporation.
6.   Redemption.
(a)   The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund, or other similar provision. The Series A Preferred Stock is not redeemable prior to [      ]3. Shares of Series A Preferred Stock then outstanding will be redeemable at the option of the Corporation, in whole or in part, from time to time, on [      ]4, or on any Dividend Payment Date on or after [      ]5, at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to, but excluding, the date of redemption. Holders of the Series A Preferred Stock will have no right to require the redemption or repurchase of the Series A Preferred Stock. Notwithstanding the foregoing, at any time within 90 days following the occurrence of a Regulatory Capital Treatment Event (as defined below), the Corporation, at its option, may redeem, all (but not less than all) of the shares of the Series A Preferred Stock at the time outstanding, at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, upon notice given as provided in sub-section (c) below. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the record date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the Dividend Payment Date as provided in Section 4(c) above. In all cases, the Corporation may not redeem shares of the Series A Preferred Stock without having received the prior approval of the Federal Reserve

3
To be the date that is five years and one day after the Closing Date.

4
Same.

5
Same.

or any successor Appropriate Federal Banking Agency if then required under capital rules applicable to the Corporation.
(b)   A “Regulatory Capital Treatment Event” means the good faith determination by the Board or a duly authorized committee of the Board that, as a result of (i) any amendment to, or change in, the laws, rules, or regulations of the United States or any political subdivision of or in the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other federal banking agencies) that is enacted or becomes effective after the initial issuance of any share of the Series A Preferred Stock; (ii) any proposed change in those laws, rules, or regulations that is announced after the initial issuance of any share of the Series A Preferred Stock; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules, or regulations or policies with respect thereto that is announced after the initial issuance of any share of the Series A Preferred Stock, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full liquidation value of $1,000 per share of the Series A Preferred Stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy rules of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor Appropriate Federal Banking Agency), as then in effect and applicable, for as long as any share of the Series A Preferred Stock is outstanding.
(c)   If shares of Series A Preferred Stock are to be redeemed, the notice of redemption shall be given to the holders of record of the Series A Preferred Stock to be redeemed by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on the Corporation’s stock register not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof. Each notice of redemption will include a statement setting forth (i) the redemption date; (ii) the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) that dividends on the shares to be redeemed will cease to accrue on the redemption date. If notice of redemption of any shares of Series A Preferred Stock has been duly given and if the funds necessary for such redemption have been set aside by the Corporation for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then, on and after the redemption date, dividends will cease to accrue on such shares of Series A Preferred Stock; such shares of Series A Preferred Stock shall no longer be deemed outstanding; and all rights of the holders of such shares will terminate, except the right to receive the redemption price described in sub-section (a) above, without interest.
(d)   In case of any redemption of only part of the shares of Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata.
7.   Voting Rights.
(a)   Except as provided below and as determined by the Board or a duly authorized committee of the Board or as expressly required by law, the holders of shares of Series A Preferred Stock shall have no voting power, and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of capital stock, and shall not be entitled to call a meeting of such holders for any purpose, nor shall they be entitled to participate in any meeting of the holders of the Common Stock.
(b)   So long as any shares of Series A Preferred Stock remain outstanding, the affirmative vote or consent of the holders of at least two-thirds of all of the shares of Series A Preferred Stock at the time outstanding, voting separately as a class, shall be required to: (i) authorize, create, or issue, or increase the authorized amount of, shares of any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution, or winding up of the Corporation, or issue any obligation or security convertible into or exchangeable for, or evidencing the right to purchase, any such class or series of the Corporation’s capital stock; (ii) amend, alter, or repeal the provisions of the Articles (including this Certificate of Designation), (including, unless no vote on such merger or consolidation is required by Section 7(b)(iii)(B) below, any amendment, alteration or repeal by means of a merger, consolidation, or otherwise), so as to significantly and adversely affect the powers, preferences, privileges, or rights of the Series A Preferred Stock, taken as a whole; provided, however, that any amendment to authorize, create, or issue, or increase the authorized amount of, the Series A Preferred Stock, any Series A Junior Stock or any Series A Parity Stock, or any securities convertible into or exchangeable for Series A Junior Stock or Series A Parity Stock will not be deemed to significantly and adversely affect the powers, preferences, privileges, or rights of the Series A Preferred Stock; or (iii) complete a binding share exchange or reclassification involving the Series A Preferred Stock, or complete the sale, conveyance, exchange, or transfer of all or substantially all of the assets or business of the Corporation or consolidate with or merge into any other Corporation, unless, in any case, the shares of Series A Preferred Stock outstanding at the time of such consolidation or merger or sale either (A) remain outstanding or (B) are converted into or exchanged for preference securities of the surviving entity or any entity controlling the surviving entity having such rights, preferences, privileges, and powers (including voting powers), taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges, and powers (including voting powers) of the Series A Preferred Stock, taken as a whole.
(c)   The foregoing voting provisions will not apply if (i) at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by the Corporation for the benefit of the holders of Series A Preferred Stock to effect such redemption or (ii) such voting provisions are not permitted under the corporate governance requirements of the Nasdaq Stock Market, LLC (or any other exchange or automated quotation system on which the Common Stock may be listed or quoted).
(d)   The rules and procedures for calling and conducting any meeting of the holders of Series A Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents, and any other aspect or matter with regard to such meeting or such consents shall be governed by any rules that the Board or any duly authorized committee of the Board, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Articles, the Bylaws, and applicable law.
8.   No Conversion Rights.   The holders of shares of Series A Preferred Stock shall not have any rights to convert such shares into shares of any other class or series of securities of the Corporation.
9.   No Preemptive Rights.   The holders of shares of Series A Preferred Stock will have no preemptive rights with respect to any shares of the Corporation’s capital stock or any of its other securities convertible into or carrying rights or options to purchase or otherwise acquire any such capital stock or any interest therein, regardless of how any such securities may be designated, issued, or granted.
10.   No Certificates.   The Corporation may at its option issue shares of Series A Preferred Stock without certificates.
11.   Transfer Agent; Registrar.   The Corporation may appoint a transfer agent and registrar for the Series A Preferred Stock.

12.   No Other Rights.   The shares of Series A Preferred Stock shall not have any rights, preferences, privileges, or voting powers or relative, participating, optional, or other special rights, or qualifications, limitations, or restrictions thereof, other than as set forth herein or in the Articles, or as provided by applicable law.
[Signature page follows]

IN WITNESS WHEREOF, First Busey Corporation has caused this Certificate of Designation to be signed by a duly authorized officer, this [      ] day of [      ].
FIRST BUSEY CORPORATION
By:

Name:
[      ]

Title:
[      ]

Annex D
August 26, 2024
Board of Directors
First Busey Corporation
1001 West University Avenue
Champaign, IL 61820
Members of the Board of Directors:
We understand that CrossFirst Bankshares, Inc. (the “Target”) and First Busey Corporation (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, the Target will be merged with and into the Company, followed by the merger of the Target’s banking subsidiary, CrossFirst Bank, with and into Busey Bank (the “Transaction”) and that, in connection with the Transaction, each outstanding share of common stock, par value $0.01 per share, of the Target, other than shares of common stock of the Target owned by Target as treasury stock or owned by Target or the Company (subject to certain exclusions set forth in the Agreement (the “Common Shares”), will be converted into the right to receive 0.6675 shares of common stock, par value $0.001 per share, of the Company (the “Exchange Ratio”). The Board of Directors of the Company (the “Board,” “your” or “you”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Exchange Ratio to be paid by the Company in the Transaction pursuant to the Agreement is fair from a financial point of view to the Company. For purposes of this Opinion, and with your consent, we have assumed that there will be approximately 50.6 million Common Shares issued and outstanding of the Target (including projected restricted and performance stock units) and approximately 58.7 million shares of common stock of the Company issued and outstanding (including projected restricted and performance stock units), each on a fully diluted basis.
In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:
1.
reviewed the financial terms and conditions as stated in the draft of the Merger Agreement dated as of August 25, 2024 (the “Agreement”);

2.
reviewed certain information related to the historical financial condition and prospects of the Target and the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, (a) financial projections for the Target for the periods ending September 30, 2024 and December 31, 2024 through 2029 prepared by management of the Company based on analyst consensus estimates and the Target’s long-term growth rates and used with the consent of the Board for use by Raymond James (the “Target Projections”), (b) financial projections for the Company for the periods ended September 30, 2024 and December 31, 2024 through 2029 prepared by management of the Company based on analyst consensus estimates and the Company’s long-term growth rates, and used with the consent of the Board for use by Raymond James (together with the Target Projections, the “Projections”) and (c) certain forecasts and estimates of potential cost savings, transaction expenses, operating efficiencies, revenue effects, fair market value adjustments and other synergies expected to result from the Transaction, as prepared by management of the Company and used with the consent of the Board for use by Raymond James (the “Merger Adjustments”);

3.
reviewed the Target’s and the Company’s audited financial statements for years ended December 31, 2023, 2022, and 2021 and unaudited financial statements for the six month period ended June 30, 2024, as they appear in their respective filings with the Securities and Exchange Commission;

4.
reviewed the Target’s and the Company’s recent public filings and certain other publicly available information regarding the Target and the Company;

Board of Directors
First Busey Corporation
August 26, 2024

5.
reviewed the financial and operating performance of the Target and the Company and those of other selected public companies that we deem to be relevant;

6.
considered certain publicly available financial terms of certain transactions we deem to be relevant;

7.
reviewed the current and historical market prices for the Common Shares and the Company’s common stock, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.
conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

9.
received written confirmation addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) of the Company and the Target provided to, or discussed with, Raymond James by or on behalf of the Company; and

10.
discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry including, but not limited to, the past and current business operations of the Target and the Company and the financial condition and future prospects and operations of the Target and the Company.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or the Target or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Target is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Target is a party or may be subject. With your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Target. We are not experts in generally accepted accounting principles in the Unites States (GAAP) in general and also specifically regarding the evaluation of loan and lease portfolios for purposes of assessing the adequacy of allowances or reserves for any credit losses with respect to the Target; accordingly, we have assumed that such allowances and reserves are in the aggregate adequate to cover such credit losses.
With respect to the Projections, Merger Adjustments and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections, Merger Adjustments and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of each of the Company and the Target, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate, misleading or was required to be updated during the period of our review. We express no opinion with respect to the Projections or Merger Adjustments, or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies

Board of Directors
First Busey Corporation
August 26, 2024

in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction, the Target or the Company that would be material to our analyses or this Opinion.
As contemplated by the Agreement, we have assumed that the Transaction will qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations and formal guidance issued thereunder.
This Opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of August 25, 2024 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. The credit, financial and stock markets have been experiencing unusual volatility (arising from factors related to, among other things, general economic conditions, geopolitical and economic uncertainty and inflation) and Raymond James expresses no opinion or view as to any potential effects of such volatility on the Transaction, the Company, or the Target. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Target since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.
We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Company with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. This Opinion does not express any opinion as to the likely trading range of the Company’s common stock following the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of the Company at that time. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to be paid by the Company in the Transaction pursuant to the Agreement.
We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Company, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company, the Target and the Transaction, including, without limitation, that the Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.
In formulating our opinion, we have considered only what we understand to be the Exchange Ratio to be paid by the Company as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any person or entity (including any of the Target’s officers, directors or employees) or class of any persons and/or entities, whether relative to the consideration to be paid by the Company or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company or the Target, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s, the Target’s or

Board of Directors
First Busey Corporation
August 26, 2024

any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s, the Target’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or the Target or the ability of the Company or the Target to pay their respective obligations when they come due.
The delivery of this opinion was approved by an opinion committee of Raymond James.
Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.
In the ordinary course of our business, Raymond James may trade in the securities of the Company and the Target for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. During the previous two years, Raymond James has provided certain services to the Company and the Target, including acting as buyside advisor to the Target in 2023, for which Raymond James was paid a fee of approximately $250,000, and providing investment services to the Company for which Raymond James has received net income from the Company’s wholly owned subsidiaries through our Financial Institutions Division investment program in the amounts of approximately $1.9 million in 2023 and $1.3 million in 2022. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or the Target or other participants in the Transaction in the future, for which Raymond James may receive compensation.
It is understood that this letter is solely for the information of the Board of Directors of the Company (solely in each director’s capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to the Board of Directors or any shareholder of the Company or the Target regarding how said director or shareholder should act or vote with respect to the proposed Transaction or any other matter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to the Board or any such party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement/prospectus used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement/prospectus.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio to be paid by the Company in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the Company.
Very truly yours,
RAYMOND JAMES & ASSOCIATES, INC.

Annex E
August 26, 2024
The Board of Directors
CrossFirst Bankshares, Inc.
11440 Tomahawk Creek Parkway
Leawood, KS 66211
Members of the Board:
You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common stockholders of CrossFirst Bankshares, Inc. (“CFB”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of CFB with and into First Busey Corporation (“BUSE”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between CFB and BUSE. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of BUSE, CFB or the holder of any of the securities of the foregoing, each share of the common stock, par value $0.01 per share, of CFB (“CFB Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of CFB Common Stock owned by CFB as treasury stock or owned by CFB or BUSE (in each case other than shares of CFB Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by CFB or BUSE in respect of debts previously contracted), shall be converted into the right to receive 0.6675 of a share of common stock, par value $0.001 per share, of BUSE (“BUSE Common Stock”). The ratio of 0.6675 of a share of BUSE Common Stock for one share of CFB Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.
The Agreement also provides that BUSE and CFB intend that, following the Merger, CrossFirst Bank, a wholly-owned subsidiary of CFB, will merge with and into Busey Bank, a wholly-owned subsidiary of BUSE (the “Bank Merger”), pursuant to a separate agreement and plan of merger.
KBW has acted as financial advisor to CFB and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between a KBW broker-dealer affiliate and each of CFB and BUSE), may from time to time purchase securities from, and sell securities to, CFB and BUSE. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of CFB or BUSE for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of CFB (the “Board”) in rendering this opinion and will receive a fee from CFB for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, CFB has agreed to indemnify us for certain liabilities arising out of our engagement.
Keefe, Bruyette & Woods, A Stifel Company

The Board of Directors — CrossFirst Bankshares, Inc.
August 26, 2024

In addition to this present engagement, in the past two years, KBW has provided investment banking and financial advisory services to CFB and received compensation for such services. KBW acted as financial advisor to CFB in connection with its November 2022 acquisition of Farmers & Stockmens Bank. In the past two years, KBW has not provided investment banking or financial advisory services to BUSE. We may in the future provide investment banking and financial advisory services to CFB or BUSE and receive compensation for such services.
In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of CFB and BUSE and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated August 22, 2024 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2023 of CFB; (iii) the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024 and June 30, 2024 of CFB; (iv) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2023 of BUSE; (v) the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024 and June 30, 2024 of BUSE; (vi) certain regulatory filings of CFB and BUSE and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2023 as well as the quarters ended March 31, 2024 and June 30, 2024; (vii) certain other interim reports and other communications of CFB and BUSE to their respective stockholders; and (viii) other financial information concerning the businesses and operations of CFB and BUSE furnished to us by CFB and BUSE or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of CFB and BUSE; (ii) the assets and liabilities of CFB and BUSE; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for CFB and BUSE with similar information for certain other companies, the securities of which are publicly traded; (v) publicly available consensus “street estimates” of CFB, as well as assumed CFB long-term growth rates provided to us by CFB management, all of which information was discussed with us by such management and used and relied upon by us at the direction of CFB management and with the consent of the Board; (vi) publicly available consensus “street estimates” of BUSE, as well as assumed BUSE long-term growth rates provided to us by BUSE management, all of which information was discussed with us by such management and used and relied upon by us based on such discussions, at the direction of CFB management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on BUSE (including, without limitation, the cost savings expected to result or be derived from the Merger) that were prepared by BUSE management, provided to and discussed with us by such management, and used and relied upon by us based on such discussions, at the direction of CFB management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of CFB and BUSE regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. We have not been requested to assist, and have not assisted, CFB with soliciting indications of interest from third parties regarding a potential transaction with CFB.
In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of CFB as to the reasonableness and achievability of the publicly available consensus “street estimates” of CFB and the assumed CFB long-term growth rates referred to

The Board of Directors — CrossFirst Bankshares, Inc.
August 26, 2024

above (and the assumptions and bases therefor), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the CFB “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of CFB management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated. We have further relied, with the consent of CFB, upon BUSE management as to the reasonableness and achievability of the publicly available consensus “street estimates” of BUSE, the assumed BUSE long-term growth rates and the estimates regarding certain pro forma financial effects of the Merger on BUSE (including, without limitation, the cost savings expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the BUSE “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of BUSE management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.
It is understood that the portion of the foregoing financial information of CFB and BUSE that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of CFB and BUSE referred to above, is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, prolonged higher interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of CFB and BUSE and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either CFB or BUSE since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for credit losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for credit losses for each of CFB and BUSE are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of CFB or BUSE, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of CFB or BUSE under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. We have made note of the classification by each of CFB and BUSE of its loans and owned securities as either held to maturity, on the one hand, or held for sale or available for sale, on the other hand, and have also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of CFB and BUSE, but we express no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.
We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including, without limitation, the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not

The Board of Directors — CrossFirst Bankshares, Inc.
August 26, 2024

differ in any respect material to our analyses from the draft version reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of CFB Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of CFB, BUSE or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of CFB that CFB has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to CFB, BUSE, the Merger and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters.
This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of CFB Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the actions relating to CFB’s Employee Stock Purchase Plan to be taken in connection with the Merger), including, without limitation, the form or structure of the Merger or any such related transaction, the treatment of outstanding preferred stock of CFB in the Merger, any consequences of the Merger or any such related transaction to CFB, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, prolonged higher interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of CFB to engage in the Merger or enter into the Agreement; (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by CFB or the Board; (iii) the fairness of the amount or nature of any compensation to any of CFB’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of CFB Common Stock; (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of CFB (other than the holders of CFB Common Stock, solely with respect to the Exchange Ratio as described herein and not relative to the consideration to be received by holders of outstanding preferred stock of CFB or any other class of securities) or holders of any class of securities of BUSE or any other party to any transaction contemplated by the Agreement; (v) the actual value of BUSE Common Stock or shares of newly created preferred stock of BUSE to be issued in the Merger; (vi) the prices, trading range or volume at which CFB Common Stock or BUSE Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which BUSE Common Stock will trade following the consummation of the

The Board of Directors — CrossFirst Bankshares, Inc.
August 26, 2024

Merger; (vii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement; or (viii) any legal, regulatory, accounting, tax or similar matters relating to CFB, BUSE, their respective stockholders, or relating to or arising out of or as a consequence of the Merger or any related transaction, including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.
This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of CFB Common Stock or any stockholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such stockholder should enter into a voting, stockholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder.
This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of CFB Common Stock.
Very truly yours,
Keefe, Bruyette & Woods, Inc.

Annex F
KANSAS STATUTES ANNOTATED
APPRAISAL RIGHTS
KANSAS GENERAL CORPORATION CODE
ARTICLE 67: MERGER AND CONSOLIDATION
17-6712. Appraisal rights for shares of stock of constituent corporation in a merger or consolidation; perfection; petition for determination of value of stock of all stockholders, procedure, determination by court.
(a)   Any stockholder of a corporation of this state who holds shares of stock on the date of the making of a demand pursuant to subsection (d) with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to K.S.A. 17-6518, and amendments thereto, shall be entitled to an appraisal by the district court of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c). As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to K.S.A. 17-6701, and amendments thereto, other than a merger effected pursuant to K.S.A. 17-6701(g), and amendments thereto, and, subject to subsection (b)(3), K.S.A. 17-7601(h), 17-6702, 17-6705, 17-6706, 17-6707 and 17-6708, and amendments thereto:
(1)   Except as expressly provided in K.S.A. 2020 Supp. 17-72a03, and amendments thereto, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (A) Listed on a national securities exchange; or (B) held of record by more than 2,000 holders, except that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in K.S.A. 17-6701(f), and amendments thereto.
(2)   Notwithstanding subsection (b)(1), appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to K.S.A. 17-6701, 17-6702, 17-6705, 17-6706, 17-6707 and 17-6708, and amendments thereto, to accept for such stock anything except:
(A)   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
(B)   shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock, or depository receipts in respect thereof, or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
(C)   cash in lieu of fractional shares or fractional depository receipts described in subparagraphs (A) and (B); or
(D)   any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in subparagraphs (A), (B) and (C).

(3)   In the event all of the stock of a subsidiary Kansas corporation party to a merger effected under K.S.A. 17-6701(h) or 17-6703, and amendments thereto, is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Kansas corporation.
(4)   In the event of an amendment to a corporation’s articles of incorporation contemplated by K.S.A. 2020 Supp. 17-72a03, and amendments thereto, appraisal rights shall be available as contemplated by K.S.A. 2020 Supp. 17-72a03, and amendments thereto, and the procedures of this section, including those set forth in subsections (d) and (e), shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” or “surviving or resulting corporation.”
(c)   Any corporation may provide in its articles of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its articles of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the articles of incorporation contain such a provision, the procedures of this section, including those set forth in subsections (d) and (e), shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting, or such members who received notice in accordance with K.S.A. 17-6705, and amendments thereto, with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of K.S.A. 17-6014, and amendments thereto. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)   if the merger or consolidation was approved pursuant to K.S.A. 17-6518, 17-6701(h) or 17-6703, and amendments thereto, then, either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of K.S.A. 2020 Supp. 17-6014, and amendments thereto. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to K.S.A. 17-6701(h), and amendments thereto, within the later of the consummation of the tender or exchange offer contemplated by K.S.A. 17-6701(h), and amendments thereto, and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either: (A) Each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation; or (B) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to K.S.A. 17-6701(h), and amendments thereto, later than the later of the consummation of the tender or exchange offer contemplated by K.S.A. 17-6701(h), and amendments thereto, and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the district court demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d), upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d), whichever is later. Notwithstanding subsection (a), a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the clerk of the court in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The clerk of the court, if so ordered by the court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the county in which the court is located or such publication as the court deems advisable. The forms of the notices by mail and by publication shall be approved by the court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)   At the hearing on such petition, the court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the clerk of the court for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the court may dismiss the proceedings as to such stockholder.
(h)   After the court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the district court, including any rules specifically governing appraisal proceedings. Through such proceeding the court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court shall take into account all relevant factors. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the federal reserve discount rate, including any surcharge, as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) and who has submitted such stockholder’s certificates of stock to the clerk of the court, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)   The court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The court’s decree may be enforced as other decrees in the district court may be enforced, whether such surviving or resulting corporation be a corporation of this state or of any state.
(j)   The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a stockholder, the court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation; provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e), or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the district court shall be dismissed as to any stockholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just, except that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e).
(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers
Subsection 1 of Section 78.7502 of the Nevada Revised Corporations Act, or the “NCA,” empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding if that person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.
Subsection 2 of Section 78.7502 of the NCA empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by such person in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
Section 78.751 of the NCA further provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2 of Section 78.7502, or in defense of any claim, issue or matter therein, a corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection with the defense.
Section 78.7502 of the NCA provides that any discretionary indemnification under Section 78.7502, unless ordered by a court or advanced, may be made by a corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (i) by the stockholders; (ii) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (iii) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (iv) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
Section 78.751 of the NCA further provides that the indemnification provided for by Section 78.7502 shall not be deemed exclusive or exclude any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators. Section 78.752 of the NCA empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person or incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the authority to indemnify such person against such liabilities under Section 78.7502.
Article Tenth of the Busey articles provides that no director or officer shall be personally liable to Busey or the Busey stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for: (i) acts or omissions that involve intentional misconduct, fraud or a knowing violation of law; or (ii) the payment of distributions in violation of Section 78.300 of the NCA.
Article Thirteenth of the Busey articles provides that we shall, to the fullest extent permitted by Section 78.751 of the NCA, as the same may be amended or supplemented from time to time, indemnify any and all persons whom we shall have power to indemnify under Section 78.751 of the NCA from and against any and all of the expenses, liabilities or other matters referred to in or covered by Section 78.751, and the indemnification provided for shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
Busey’s bylaws provide further that we shall have the power to indemnify and hold harmless any person, subject to the limits of applicable federal law and regulation and to the fullest extent permissible under the NCA, who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative of, is or was a director or officer or is or was serving at Busey’s request or for Busey’s benefit as a director or officer of another corporation, or as Busey’s representative in a partnership, joint venture, trust or other enterprise against all expenses, liability and loss (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him or her in connection therewith. Busey’s board may in its discretion cause the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding to be paid by us as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Any such right of indemnification is not exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise.
Additionally, Busey has purchased director and officer liability insurance.
Item 21.   Exhibits and Financial Statement Schedules
(a)
The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and between First Busey Corporation, and CrossFirst Bankshares, Inc., dated as of August 26, 2024. (Attached as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement on Form S-4).
3.1	Amended and Restated Articles of Incorporation of First Busey Corporation, together with: (1) the Certificate of Amendment to Articles of Incorporation, dated July 31, 2007; (2) the Certificate of Amendment to Articles of Incorporation, dated December 3, 2009; (3) the Certificate of Amendment to Articles of Incorporation, dated May 21, 2010; and (4) the Certificate of Change Pursuant to Nevada Revised Statutes Section 78.209, dated September 8, 2015(incorporated by reference to Exhibit 3.1 to First Busey Corporation’s Quarterly Report on Form 10-Q filed on November 6, 2015).

Exhibit No.	Description
3.2	Certificate of Amendment to the Articles of Incorporation of First Busey Corporation, dated May 22, 2020 (incorporated by reference to Exhibit 4.2 to First Busey Corporation’s Registration Statement on Form S-8 filed on May 29, 2020).
3.3	Second Amended and Restated By-Laws of First Busey Corporation (incorporated by reference to Exhibit 3.1 to First Busey Corporation’s Form 8-K filed on December 7, 2023).
3.4	Form of Certificate of Amendment to the Articles of Incorporation of First Busey Corporation (Attached as Annex B to the joint proxy statement/prospectus forming a part of this Registration Statement on Form S-4).
3.5	Form of Certificate of Designation of Series A Non-Cumulative Perpetual Preferred Stock of First Busey Corporation (Attached as Annex C to the joint proxy statement/prospectus forming a part of this Registration Statement on Form S-4).
3.6	Form of Amendment to the Second Amended and Restated By-laws of First Busey Corporation (Attached as Exhibit B to Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement on Form S-4).
4.1	There are no instruments with respect to long-term debt of First Busey Corporation and its subsidiaries that involve securities authorized under the instrument in an amount exceeding ten percent (10%) of the total assets of First Busey Corporation and its subsidiaries on a consolidated basis. First Busey Corporation agrees to provide the SEC with a copy of instruments defining the rights of holders of long-term debt of First Busey Corporation and its subsidiaries on request.
5.1	Opinion of Snell & Wilmer, as to the validity of the securities being registered*
8.1	Opinion of Sullivan & Cromwell LLP regarding certain U.S. income tax aspects of the merger*
8.2	Opinion of Squire Patton Boggs (US) LLP regarding certain U.S. income tax aspects of the merger*
21	Subsidiaries of First Busey Corporation (incorporated by reference to the caption “Subsidiaries” contained in Part I, Item 1 of the First Busey Corporation Annual Report on Form 10-K filed with the SEC on February 22, 2024)
23.1	Consent of RSM US LLP
23.2	Consent of Forvis Mazars, LLP
23.3	Consent of Snell & Wilmer (included as part of its opinion filed as Exhibit 5.1)*
23.4	Consent of Sullivan & Cromwell LLP (included as part of its opinion filed as Exhibit 8.1)*
23.5	Consent of Squire Patton Boggs (US) LLP (included as part of its opinion filed as Exhibit 8.2)*
24.1	Powers of Attorneys of Directors and Officers of First Busey Corporation (included on signature page to this Registration Statement on Form S-4)
99.1	Form of Proxy of First Busey Corporation*
99.2	Form of Proxy of CrossFirst Bankshares, Inc.*
99.3	Consent of Raymond James & Associates, Inc.
99.4	Consent of Keefe, Bruyette & Woods, Inc.
99.5	Consent of Michael J. Maddox to be named as a director
99.6	Consent of Rodney K. Brenneman to be named as a director
107	Filing Fee Table

*
To be filed by amendment.

Item 22.   Undertakings
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a twenty percent (20%) change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)
That every prospectus (i) that is filed pursuant to the paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is

used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(8)
To respond to requests for information that is incorporated by reference into this prospectus pursuant to Item 4, Item 10(b), Item 11, or Item 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(9)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(10)
Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Champaign, State of Illinois, on the 18th day of October, 2024.
FIRST BUSEY CORPORATION
By:
/s/ Van A. Dukeman

Van A. Dukeman
Chairman and Chief Executive Officer
By:
/s/ Jeffrey D. Jones

Jeffrey D. Jones
Executive Vice President and Chief Financial Officer
POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints each of Van A. Dukeman and Jeffrey D. Jones, with full power to act without the other, his or her true and lawful attorney-in-fact and agent, with full and several power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents as his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.
Name	Title	Date
/s/ Van A. Dukeman Van A. Dukeman	Chairman and Chief Executive Officer (principal executive officer)	October 18, 2024
/s/ Jeffrey D. Jones Jeffrey D. Jones	Executive Vice President and Chief Financial Officer (principal financial officer)	October 18, 2024
/s/ Scott. A. Phillips Scott. A. Phillips	Senior Vice President and Corporate Controller (principal accounting officer)	October 18, 2024
/s/ Gregory B. Lykins Gregory B. Lykins	Vice Chairman	October 18, 2024
/s/ Samuel P. Banks Samuel P. Banks	Director	October 18, 2024

Name	Title	Date
/s/ George Barr George Barr, Director	Director	October 18, 2024
/s/ Stanley J. Bradshaw Stanley J. Bradshaw, Director	Director	October 18, 2024
/s/ Michael D. Cassens Michael D. Cassens, Director	Director	October 18, 2024
/s/ Karen M. Jensen Karen M. Jensen, Director	Director	October 18, 2024
/s/ Frederic L. Kenney Frederic L. Kenney, Director	Director	October 18, 2024
/s/ Stephen V. King Stephen V. King, Director	Director	October 18, 2024
/s/ Cassandra R. Sanford Cassandra R. Sanford, Director	Director	October 18, 2024